
10015362

Fundamentals

{ principles for success }



CANADIAN WESTERN BANK GROUP

2009 ANNUAL REPORT

Our History of Financial Performance



TOTAL ASSETS ($ MILLIONS)
12,000
10,000
8,000
6,000
4,000
2,000
0
5,705
7,268
9,525
10,601
11,636
2005
2006
2007
2008
2009



TOTAL LOANS ($ MILLIONS)
10,000
8,000
6,000
4,000
2,000
0
4,590
5,782
7,406
8,624
9,236
2005
2006
2007
2008
2009



TOTAL REVENUES (teb) ($ MILLIONS)
350
300
250
200
150
100
50
0
186
222
273
299
328
2005
2006
2007
2008
2009



NET INCOME ($ MILLIONS)
120
100
80
60
40
20
0
54
72
96
102
106
2005
2006
2007
2008
2009



PROVISION FOR CREDIT LOSSES
(AS A PERCENTAGE OF AVERAGE LOANS)
1.00
0.75
0.50
0.25
0.00
0.24%
0.20%
0.16%
0.15%
0.15%
2005
2006
2007
2008
2009



EFFICIENCY RATIO (teb)
(EXPENSES TO REVENUES)
100
75
50
25
0
48.6%
46.0%
44.6%
45.2%
48.2%
2005
2006
2007
2008
2009

Five Year Financial Summary

($ thousands, except per share amounts)	2009	2008	2007	2006	2005
Results of Operations					
Net interest income (teb)[1]	$ 236,354	$ 228,617	$ 210,659	$ 168,684	$ 140,320
Less teb adjustment	7,847	5,671	5,410	4,078	3,975
Net interest income per financial statements	228,507	222,946	205,249	164,606	136,345
Other income	91,612	70,240	62,821	53,086	45,561
Total revenues (teb)	327,966	298,857	273,480	221,770	185,881
Total revenues	320,119	293,186	268,070	217,692	181,906
Net income	106,285	102,019	96,282	72,007	54,391
Return on common shareholders' equity[2]	13.2%	15.9%	17.4%	14.8%	12.7%
Return on average total assets[3]	0.86	1.03	1.18	1.12	1.03
Per Common Share[4]					
Average common shares outstanding (thousands)	63,613	63,214	62,354	61,514	60,394
Earnings per share					
Basic	$ 1.51	$ 1.61	$ 1.54	$ 1.17	$ 0.90
Diluted	1.47	1.58	1.50	1.13	0.87
Dividends	0.44	0.42	0.34	0.25	0.19
Book value	12.16	10.70	9.48	8.39	7.48
Market price					
High	23.00	32.20	30.86	22.78	20.35
Low	7.52	14.67	20.78	16.64	11.04
Close	21.38	18.44	30.77	21.15	17.60
Balance Sheet and Off-Balance Sheet Summary					
Assets	$ 11,635,872	$ 10,600,732	$ 9,525,040	$ 7,268,360	$ 5,705,028
Cash resources, securities and resale agreements	2,188,513	1,798,137	1,961,241	1,332,987	976,000
Loans	9,236,193	8,624,069	7,405,580	5,781,837	4,590,263
Deposits	9,617,238	9,245,719	8,256,918	6,297,007	4,913,307
Subordinated debentures	375,000	375,000	390,000	198,126	128,126
Shareholders' equity	986,499	679,148	595,493	519,530	457,990
Assets under administration	5,467,447	4,347,723	4,283,900	3,344,414	1,649,065
Assets under management	878,095	—	—	—	—
Capital Adequacy					
Tangible common equity to risk-weighted assets[5]	8.0%	7.7%	7.7%	8.6%	9.7%
Tier 1 ratio[6]	11.3	8.9	9.1	10.1	9.7
Total ratio[6]	15.4	13.5	13.7	13.7	12.4
Other Information					
Efficiency ratio (teb)[7]	48.2%	45.2%	44.6%	46.0%	48.6%
Efficiency ratio	49.4	46.1	45.5	46.9	49.7
Net interest margin (teb)[8]	2.10	2.30	2.58	2.62	2.66
Net interest margin	2.03	2.25	2.51	2.56	2.59
Provision for credit losses					
as a percentage of average loans	0.15	0.15	0.16	0.20	0.24
Net impaired loans as a percentage of total loans	0.68	0.19	(0.57)	(0.75)	(0.68)
Number of full-time equivalent staff	1,339	1,284	1,185	1,097	999
Number of bank branches	37	36	35	33	31

(1) Most banks analyze revenue on a taxable equivalent basis (teb) to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and, therefore, may not be comparable to similar measures presented by other banks.

(2) Return on common shareholders' equity is calculated as net income after preferred share dividends divided by average common shareholders' equity.

(3) Return on assets is calculated as net income after preferred share dividends divided by average total assets.

(4) Stock dividends effecting a two-for-one split of the Bank's common shares were paid in 2005 and 2007. All prior period common share and per common share information has been restated to reflect these effective splits.

(5) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007, OSFI adopted a new capital management framework called Basel II and capital is managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework.

(6) Tier 1 and total capital adequacy ratios are calculated in accordance with guidelines issued by OSFI. As of November 1, 2007, OSFI adopted a new capital management framework called Basel II and capital is managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework.

(7) Efficiency ratio is calculated as non-interest expenses divided by total revenues.

(8) Net interest margin is calculated as net interest income divided by average total assets.

Performance Targets

When this past fiscal year began, everyone in the financial services industry – including Canadian Western Bank Group – was braced for a downturn. While the extent of the downturn was unknown, we knew challenging market and economic conditions would have an ongoing impact, and that related issues such as lower interest rates and a higher level of impaired loans would be reflected in our overall performance.

We are pleased to report that Canadian Western Bank Group achieved or surpassed four out of seven of our 2009 performance target ranges despite the foregoing uncertainty. Annual performance highlights included record earnings and revenues, and an industry-best provision for credit losses measured as a percentage of average loans. In the coming year, while we are still uncertain about the timing and strength of an economic recovery, our minimum performance targets reflect ongoing confidence in our business strategies and the strength of our core western Canadian markets.

	2009 Target Ranges	**2009 Performance**	2010 Minimum Targets
Net income growth	2 to 5%	**4%**	12%
Total revenue (teb) growth	5 to 8%	**10%**	12%
Loan growth	10%	**7%**	10%
Provision for credit losses as a percentage of average loans	0.15 to 0.18%	**0.15%**	0.15 to 0.20%
Efficiency ratio (teb)	46 to 49%	**48.2%**	48%
Return on common shareholders' equity	14 to 16%	**13.2%**	13%
Return on assets	0.90 to 1.05%	**0.86%**	0.90%



Fundamentals

It all begins with the fundamentals. Defining what you do, why you do it, and the best way to get it done is essential to business success. It helps you chart growth, explore new opportunities and adapt to changing customer needs. It also helps you stay focused when challenges arise.

At Canadian Western Bank Group, we've built our reputation and success on our fundamental commitment to providing superior customer experiences. We listen to our customers and endeavor to create products and services focused on their needs, while maintaining our commitment to sensible and prudent business practices. Sticking to what we know is key to our success, as is our common sense approach to growing our businesses. We work constantly to build long-lasting relationships with our clients, employees and other stakeholders.

These fundamentals have guided our development for more than a quarter century and will help us emerge from current challenges poised for continued growth. In the following pages, you'll learn more about the fundamentals that guide Canadian Western Bank Group – our strategies, our business lines and our priorities – and how those fundamentals shape both who we are and who we will become.

Table of Contents


CWB
CANADIAN
WESTERN
BANK GROUP
BANK·TRUST·INSURANCE
WEALTH MANAGEMENT

www.cwbankgroup.com



FIG. 1.0

The corporate headquarters of the Canadian Western Bank Group is located in Edmonton, Alberta.



FIG. 1.1

Each figure represents 100 employees of the Canadian Western Bank Group.


ALBERTA - 802
BRITISH COLUMBIA - 573
MANITOBA - 18
SASKATCHEWAN - 51
ONTARIO - 7

Canadian Western Bank Group

We've come a long way from our humble beginnings in 1984, when we started with our first employee and the goal of creating a bank that would invest its expertise and resources in the West. Today, more than 25 years later, Canadian Western Bank (CWB) is the largest Canadian bank headquartered in Western Canada. CWB and its subsidiaries, which, together comprise Canadian Western Bank Group (CWB Group) now includes 37 banking branches, eight trust locations, two insurance service centres and one wealth management location. We have combined balance sheet assets of nearly $12 billion, trust assets under administration of more than $5 billion and assets under management approaching $1 billion. We employ more than 1,400 people in nearly 50 communities. And, our first employee is still with us today.

Principles for success

Although we've grown significantly, the main principles for our success have not changed: we focus on the needs of Western Canada, offer exceptional customer service and adhere to a common sense approach to doing business. We maintain our commitment to local decision making and continue to build on our disciplined strategies for ongoing growth and diversification. CWB's subsidiaries include Canadian Western Trust Company, Valiant Trust Company, Canadian Direct Insurance Incorporated, Adroit Investment Management Ltd. and Canadian Western Financial Ltd. Canadian Direct Financial is a division of CWB, while Optimum Mortgage is a division of Canadian Western Trust Company.

At Canadian Western Bank Group, we are proud of what we've accomplished and of our ability to stay true to our fundamentals, both in the best of times and in very challenging times such as this past year. We continued to grow and support our customers, achieved **record annual earnings and revenues**, and marked our **86th consecutive profitable quarter**, all amidst the most uncertain operating and economic environment in decades, particularly for financial institutions. Both our employees and clients rose to the challenges that were presented this past year, and Canadian Western Bank Group has emerged much stronger for the experience.

"Canadian Western Bank has built a very impressive balance sheet over the years, but people by far represent our most valued asset. It's the tremendous commitment and talent of our staff that really underpin CWB Group's ongoing success and growth."

Tracey Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank Group

 Number of new CWB branches opened in 2009



Canadian Western Bank, along with its subsidiaries and operating divisions, together comprises Canadian Western Bank Group



Subsidiary Company



Operating Division

† Includes both full and part time employees

Canadian Western Bank Group

Employees†: 1,400+
Clients: 500,000+
Total Assets:
$11.6 billion+
President & CEO:
Larry M. Pollock
Chairman:
Jack C. Donald

Canadian Western Bank

Employees†: 1,005
Consecutive Profitable Quarters:
86
Total Branches: 37

Canadian Direct Insurance

Employees†: 272
Insurance Policies Outstanding (#):
175,000+
Gross Written Premiums:
$116 million+

Valiant Trust

Employees†: 42
Appointments in 2009 (#): 468
Number of Clients:
260+

Canadian Western Trust

Employees†: 79
Investment Accounts (#): 42,000+
Total Assets Under Administration:
$5,400 million+

Optimum Mortgage

Employees†: 34
Total Mortgages:
$561 million
Client Mortgages (#):
2,200+

Adroit Investment Management

Employees†: 12
Total Assets Under Management:
$878 million+
Number of Client Relationships: 312

Canadian Direct Financial

Established: 2008
Deposits:
$60 million+
Provinces in Canada Where CDF Products Are Offered (#): 9

Canadian Western Financial

Mutual Fund Representatives (#):
95
Client Mutual Funds:
$95 million

An Interview with Larry M. Pollock, President and CEO



FIG. 1.2

Larry M. Pollock, President and CEO of Canadian Western Bank

Q: How did CWB Group perform in fiscal 2009?

A: Under normal conditions, I would have considered our performance good, but considering the market turmoil and recessionary environment we were up against, I think we performed very well. Of course, none of us knew exactly what to expect at the beginning of the year, but we put strategies in place to help mitigate most of the issues we could foresee – lack of liquidity in the markets, ongoing margin compression and higher impaired loans. Although we were braced for difficult operating conditions, it turned out to be a much more challenging environment than we initially expected. But at the end of the day, we achieved our best year ever for earnings and revenues, and marked our 86th consecutive profitable quarter.

Q: How did CWB Group avoid the pitfalls so many other financial institutions experienced?

A: One of the problems that contributed to the global crisis in the first place is that many financial institutions became very aggressive in their lending practices. We never did that. We maintained our credit discipline, even if we did less business because of it. We have a practice of not investing in things we don't understand, which meant we were never as vulnerable as some financial institutions. We had no exposure to troubled asset-backed commercial paper, collateralized debt obligations, or any of the other toxic assets that became headlines over the past couple of years.

Our geographic position in Western Canada also helped us. Western Canada's entrepreneurial spirit and resiliency in the face of economic challenges is very much in sync with our own corporate culture. Looking forward, we also believe Western Canada is poised to realize a solid economic recovery once major global economies begin to grow.

Q: What specific things were done at CWB Group to help mitigate the impact of the financial crisis and the recessionary environment that followed?

A: We decided from the start that it would be business as usual, because we have the view that if you tear your organization apart to reduce costs, it's simply not a sustainable business model. We decided to keep things intact, including expenditures tied to our longer-term growth and development plans, even if it meant we would report lower earnings for a period of time.

We also made a concerted effort to maintain good communication with our employees, keeping them up-to-date on what we were doing and what we weren't doing. Our employees could go home at night knowing that their jobs were safe; it gave them security, and helped them become even more committed to CWB Group.

4 ➤ Number of times CWB Group has been recognized as one of the 50 Best Employers in Canada (2007-2010)

In the fall of 2008, we saw that markets were becoming very tight, so we decided to carry much more liquidity than we normally would. We took a proactive stance and raised additional deposits at the end of fiscal 2008 and early in fiscal 2009 to ensure we would continue to meet the needs of our customers.

We also increased our capital base by completing preferred unit offerings in March 2009. We already had solid capital ratios and some questioned our intent for doing this, but being perceived as having too much capital during the most uncertain economic environment in decades is a pretty good problem to have. We expect the preferred unit capital will benefit all CWB shareholders in the future, as the Bank is very well positioned to capitalize on new growth opportunities.

Q: What were you particularly proud of during the year?

A: By far, it was the dedication of our employees. I thought with everything that was going on they might get overly concerned and worry about what comes next. But they didn't. In fact, many of our employees were angry, angry that the market had brought the value of a CWB share down from $31 to $7 in just one year. We posted very good financial results despite the challenges, and continued to grow and develop – something we were really proud of. To see our share price drop, it felt like the market was punishing us for doing things right. That motivated us to work even harder. We said now's a great opportunity, while everyone else is looking over their shoulder, we'll look ahead and see how to better our organization. And that's what we did.

I was also very proud of how well Canada's banking industry as a whole performed during the crisis. Compared to the rest of the world, our regulatory system and *Bank Act* have all sorts of checks and balances to prevent banks from becoming overly aggressive during the good times. Imposing constraints on how much leverage banks can carry on their balance sheets is an effective way to control against undue risk-taking, and our regulators in Canada figured this out long before the financial crisis began.

"Western Canada's entrepreneurial spirit and resiliency in the face of economic challenges is very much in sync with our own corporate culture. Looking forward, we also believe Western Canada is poised to realize a solid economic recovery once major global economies begin to grow."

MITIGATING RISKS

Q: With the benefit of hindsight, is there anything you would have done differently?

A: Not a lot. We have strong discipline embedded in our business model and a lot of experience among our senior people; it's just a fundamental part of who we are. I knew if we continued to do what we've always done, we'd come through it. And we have.

Sometimes we're criticized for the way we do things, but we don't manage our businesses to satisfy the flavour of the week. We've never done that. In the past, some people have underestimated us, and I expect some will underestimate our future potential as well. We are building our businesses for the long-term, not attempting to push each quarter so we look good temporarily.

Q: What are your thoughts on the economic environment going forward?

A: We're starting to see some real activity. Although we're not completely out of the woods from an economic standpoint, things are moving again, and that's good. Real estate markets in Canada have shown surprising resilience, and we expect employment levels will start to pick up again in 2010. There are still some storm clouds ahead, but we definitely see light on the horizon.

EXPANDING MARKET PRESENCE

We also think that Western Canada, with its strong resource base, is likely to experience a strong recovery once global demand starts to pick up. And we'll be here to help that recovery along, just like we were here in the midst of the crisis.

Q: Have any new opportunities arisen over the past year?

A: One of the biggest problems we experienced during the past year was compression of our net interest margin. Half of our loans are prime-based, and when the benchmark rate went from almost six per cent in 2008 to two and a quarter per cent this year, our profit margins fell significantly. The opportunity now is to build back reasonable margins, which includes negotiating fair lending rates that are satisfactory for both our clients and our shareholders. Overall deposit costs have come down quite a bit now too, which we expect will provide a further significant boost for margins going forward.

We've also seen a reduction in the number of foreign competitors in our markets. It appears a number of them are licking their wounds and going home. This has provided a real opportunity for us to increase our market presence, and we plan to take advantage of this. The benefits of this should be amplified once the economic recovery kicks in.



FIG. 1.3

Larry M. Pollock receiving an honorary degree from the Northern Alberta Institute of Technology (NAIT) this year.

"I'm still as fired up and optimistic about where we can take Canadian Western Bank Group as I ever was. I really enjoy what I'm doing... so I expect to be around for awhile yet."

Q: What are the main factors that have contributed to CWB Group's history of success?

A: I would say there are five factors that have contributed to our history of success. First of all, we're conservative; second, we're well capitalized; and third, we surround ourselves with good people that work well as a team. The remaining two factors relate to our culture. We're not greedy, so if we see an opportunity we try to be fair – we always remain mindful of the tradeoff between potential returns and corresponding risks. And finally, we communicate, listen and work hard. I've said for years that "I might not outsmart you, but I'll probably outwork you." In the end, hard work is what gets it done.

You can also never underestimate how much integrity is worth. I worked for someone once who said "out of trust, out of business," and by that he meant that you should never work with anyone you didn't trust. I think the personality of our executive group permeates throughout the organization, and integrity really defines who we are. Our clients know they can trust us, and in the end that's what relationships are built on.

Q: You've been President and CEO for almost 20 years; how long do you plan to continue leading CWB Group?

A: I'm still as fired up and optimistic about where we can take Canadian Western Bank Group as I ever was. I really enjoy what I'm doing and once you go through a firestorm like we did this past year, is that the time you want to say goodbye? Not a chance. My employment agreement was recently extended, so I expect to be around for awhile yet.

6 ➤ Current trust assets under administration, in $ billions

That being said, we have a very strong and experienced executive team and any one of our five executive vice presidents would be capable of taking the reins in my absence. We have lots of internal talent and plenty of people who share my commitment to CWB Group.

Q: What are CWB Group's top priorities for 2010?

A: We're looking to continue our organic growth strategy for the Bank. There are still lots of opportunities to further build and develop in our western Canadian markets. We opened two new full service branches in 2009, and expect to open two additional branches in 2010. Our objective is to grow across all of our lending areas, with perhaps an increased emphasis on building our residential mortgage and equipment financing portfolios. We will also continue to develop our deposit gathering capabilities with a focus on diversification and increasing our base of lower cost retail deposits.

All of our subsidiaries have very strong growth potential. We're aiming to double our net income in each of these businesses over the next five years, which I don't think is too much of a stretch. Canadian Western Trust showed great performance this past year and is starting to gain some real momentum. Valiant Trust also shows excellent potential despite a difficult year in 2009 due to challenging capital market conditions. Both of our trust businesses now have offices in Toronto, and there are lots of opportunities to increase our presence in that market. Canadian Direct Insurance just came off a record year in 2009, and we expect ongoing development in this business as well. We are exceptionally good at underwriting auto and home insurance and will continue to concentrate on further enhancing our distribution capabilities. We acquired Adroit Investment Management in the first quarter of fiscal 2009, and it's a good complement to our existing businesses. We will look to increase our presence in wealth management services moving forward.

As far as making new acquisitions, on December 9th, subsequent to year end, we were very pleased to announce our intent to acquire National Leasing Group Inc. Based out of Winnipeg, Manitoba, we believe this to be the premier small ticket leasing company in Canada, and expect the acquisition will provide significant future growth and diversification. We also remain well positioned to move on other opportunities if they meet our criteria of being both strategic and accretive.

Q: What about further ahead – what might CWB Group look like five years from now?

A: Simply put, we expect to become larger, better diversified and more profitable. Our five-year strategic vision is to reach $20 billion in total assets and surpass $200 million in net income. These targets are admittedly aggressive, and it will be challenging to reach them within our stated timeframe, but we've done it before. Some people have already questioned our capacity to achieve these objectives, but like always, we thrive on proving the doubters wrong.



FIG. 1.4

5 FACTORS IN THE HISTORY OF OUR SUCCESS

1. We're conservative
2. We're well capitalized
3. We have a team of great people
4. We're not greedy
5. We communicate, listen and work hard

"We expect to become larger, better diversified and more profitable. Our five-year strategic vision is to reach $20 billion in total assets and surpass $200 million in net income."

STRATEGIC ACQUISITION!

A Message from Jack C. Donald, Chairman of the Board



Fig. 1.5

Chairman of Canadian Western Bank, Jack C. Donald

"As always, our Board remained committed to sound corporate governance and to provide CWB Group's management team with advice and insight."

Success in a difficult year

I'm very proud to report that Canadian Western Bank Group had a remarkably successful year, in the midst of very difficult conditions. Over the course of the past year, we saw unprecedented volatility in commodity prices and real estate values, and witnessed a global financial crisis that hampered virtually every sector of the economy. And through it all, Canadian Western Bank Group continued to grow and succeed, a true testament to its strength of culture and strategy.

Working with our customers

CWB Group works to support people in our own communities. And at the same time, we protect the interests of our depositors and shareholders by maintaining common sense business practices. We work and invest where we live, and this is a very important principle for our success, both in the past and as we look to the future.

The right leadership

Much of our success is because of Canadian Western Bank Group's management team. They do a superb job managing the growth and development of CWB's businesses, while also ensuring they stay true to the fundamentals that have guided the Bank from the start.

Canadian Western Bank Group is very fortunate to have Larry Pollock, who has an incredible ability to read people. The Bank has come a very long way, and much of that growth and success is because of Larry and the great team of people he's surrounded himself with. Our entire executive team and all our staff have risen to the challenge of growing a small financial institution into what CWB Group is today. CWB has made history as the first truly successful bank from Western Canada.

Changes to the Board of Directors (Board)

Although most members of our Board have been with us for many years, there were some important changes this year. We were very pleased to add Raymond Protti – who was previously President and CEO of the Canadian Bankers Association – and welcome his experience and guidance. At the same time, we bid farewell to a long time Board member, Charles Allard, whose father was one of our founding members. Charles made the decision to focus on other business interests and we wish him well, and thank him for his invaluable contributions through more than 20 years of service with our Board.

Corporate Governance

As always, our Board remained committed to sound corporate governance and to provide CWB Group's management team with advice and insight. We're fortunate to have a very strong Board of Directors that has expertise in the fields in which we operate. I believe the experience of our Board was particularly helpful in dealing with increased challenges over the past year.

8 ≻ Number of CWB preferred shares (CWB.PR.A) outstanding, in millions

We continually evaluate changing standards and best practices of corporate governance, and we remain committed to making the best business decisions for the Bank within this framework. A primary goal of our Board of Directors, along with the Bank's senior management, is to implement strategies that are in the collective best interests of all CWB stakeholders. In line with our commitment to current practices, we will be transitioning to independent voting for our Board beginning in 2010.

Looking ahead

With my own view towards retirement, this annual report represents my twentieth and final year as Chairman of the Board for CWB. When I look back on where we began, I am truly amazed at what we've done. The growth we've achieved, the team we've built, the support we've given to western Canadian businesses, the ability to solicit deposits and make sensible loans, the jobs we've created and the fact that we've kept our head office right here in Western Canada are each tremendous accomplishments and represent great sources of pride for me.

My deepest thanks to the Board, which is one of the finest I've ever worked with in terms of knowledge, strength and teamwork. Over the years, I've learned more than I've given and I'm a better person for it. Thanks also to Larry Pollock and the entire CWB Group team for their unwavering commitment and integrity. Most importantly, I would like to thank our shareholders and clients for their ongoing faith in us.

As I prepare to hand the reigns over to our incoming chairman, Allan Jackson, I know Canadian Western Bank Group will continue to grow and prosper. Western Canada is a great place to do business and there are still an incredible amount of opportunities for entrepreneurs who are willing to work hard. Canadian Western Bank Group will be right there beside them to help them achieve their goals.



Jack C. Donald
Chairman

≺ THANK YOU ≻

In March 2010, at the Bank's 26th annual shareholders' meeting, our Chairman, Jack Donald, will retire from the Board of Directors after 26 years of strong stewardship and unfailing commitment to CWB Group. Jack first demonstrated his support as a founding shareholder and director, several months before the Bank obtained its charter on March 22, 1984. In 1990, he was appointed Chairman when the Bank separated the roles of Chairman and Chief Executive Officer for the first time.

Jack, please accept our highest praise for your many years of dedication and service – your "Tone at the Top" exemplifies everything an organization could hope for. Your guidance will be missed, but your spirit is forever embedded in our culture; for that, we are truly thankful.

Jack, together with his wife Joan, are very proud but humble Albertans who have made the City of Red Deer their home since the mid-sixties. In 2007, the Donald School of Business was founded at Red Deer College. In honour of Jack's services as a CWB director and our Chairman, we recently established two scholarships in his name to further the Donalds' legacy at the College and in their community.



CANADIAN
WESTERN
BANK

The *Working* Bank™

www.cwbank.com



FIG. 1.6

Loan portfolio by lending sector
(as of Oct. 31, 2009)

- COMMERCIAL MORTGAGES - 22%
- GENERAL COMMERCIAL - 21%
- REAL ESTATE PROJECT LOANS - 19%
- PERSONAL LOANS & MORTGAGES - 16%
- EQUIPMENT FINANCING - 13%
- CORPORATE LOANS - 7%
- OIL & GAS PRODUCTION - 2%

"We are a business bank and proud of it. I believe it's our passion and expertise in this area that really sets us apart from many of our competitors."

Randy Garvey
Executive Vice President
Canadian Western Bank

Canadian Western Bank

Canadian Western Bank is the largest Canadian bank headquartered in Western Canada, and the seventh largest Schedule I bank in Canada, measured by market capitalization. With 37 client focused branches located across the four western provinces, business and personal banking continue to comprise the bulk of CWB Group's operations. In 2009, net interest income, or spread income, accounted for approximately 71 per cent of consolidated total revenues.

Business banking is our focus

Business banking is at the core of what we do, and CWB is the only Canadian bank that primarily focuses on the unique needs of small to medium-sized western Canadian businesses. About 84 per cent of our loan portfolio is comprised of business loans, and we specialize in commercial real estate and construction financing, energy lending, and large-scale equipment financing and leasing. We work hard to understand the unique opportunities and challenges our customers face and are able to make tailored lending decisions quickly, efficiently and locally. We also offer a complete range of personal banking services that meet the needs of business owners and their employees, as well as individual savers/investors.

Challenges and successes

The challenges we faced this past year due to difficult operating conditions were not unique, but our strategy for mitigating them was – in fact, we took a largely "business as usual" approach. We focused on our commitment to superior customer service and our sensible lending strategies. We mitigated elevated market and economic uncertainties by strengthening our capital position and increasing our liquidity. We worked closely with our customers to introduce interest floors on floating rate loans that helped offset CWB's compressed net interest margins created by quickly falling interest rates. We protected the interests of our clients and shareholders by maintaining strong credit discipline and increasing our resources dedicated to managing impaired loans. These strategies also positioned us to take advantage of opportunities that arose, giving us flexibility to grow our business, particularly as many other lenders exited our markets. And through it all, we worked to increase communication with our employees to clarify our approach, our optimism and our plans for the future.

What we didn't do was equally important. We never got involved in any of the risky products or ventures that contributed to market problems in the first place, because we stick with what we know and what we're good at. When the crisis hit, we didn't panic. We continued to make sensible loans to our customers and offer them competitive deposit products. We continued to provide outstanding personal service and to focus on the needs of western Canadians. And we never forgot that our success is built on the efforts of our employees and the ongoing confidence and trust of our clients and investors.

VIEW TO THE FUTURE

The results speak for themselves

Our strategy worked. CWB continued to develop and grow and posted record annual earnings and revenues. It's clear that what could have been a dismal year was anything but. We finished the year with better results than most people expected, and emerged ready to pursue new opportunities. This past year has proven that our focus on Western Canada and our commitment to customer service is a winning strategy, even in the most challenging of environments.

{ Provisions for Credit Loss (as a % of average loans) }


1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
Canadian bank average (6 largest banks)
CWB
2004
2005
2006
2007
2008
2009

STRONG CREDIT DISCIPLINE


CANADIAN WESTERN BANK

FIG. 1.7

CWB's new branch in Saskatoon. This Saskatoon branch is our second in that city and one of two new branches opened this fiscal year.

FIG. 1.8

Total Loans
by Location of Security
(as of Oct. 31, 2009)


BC
35%
AB
50%
SK
5%
MB
3%
ON (and other)
7%

"Western Canada is where we live and where we do business. We work hard to understand the needs of our customers, and we appreciate both the unique opportunities and challenges of doing business in the West."

Chris Fowler
Executive Vice President
Canadian Western Bank

Canadian Direct Financial

www.canadiandirectfinancial.com

"CDF gives people more saving and investment options, and makes it easier for all Canadians to enjoy a piece of what CWB has to offer."

Peter Morrison
Vice President, Marketing
Canadian Western Bank



FIG. 1.9

CDF offers Internet-based deposit accounts to customers who don't have access to a branch

Canadian Direct Financial

Canadian Direct Financial (CDF), a division of CWB, is a relatively new addition to the CWB Group. Launched in September 2008, CDF offers Internet-based accounts to customers who do not have convenient access to an existing CWB branch, or those who choose to do their banking online. CDF allows CWB to reach beyond its branch network, in an efficient, cost-effective way, while giving all Canadians the opportunity to take advantage of our high interest savings accounts, chequing accounts and competitive Guaranteed Investment Certificates (GICs).

{ Client & Deposit Growth Trends }



Client Growth Trend
Deposit Growth Trend
Sept. 08
Oct. 08
Nov. 08
Dec. 08
Jan. 09
Feb. 09
Mar. 09
April 09
May 09
June 09
July 09
Aug. 09
Sept. 09
Oct. 09

Meeting a need

On the surface, launching a new Internet-based banking division in the midst of an uncertain environment may seem strange. But CWB doesn't do anything without a plan or a purpose, and CDF was very much a part of the Bank's overall strategy to diversify and build deposits, while providing customers with new service options. At a time when interest rates dropped to record lows, CDF's high interest savings account and competitively priced GICs offered customers a way to earn more money on their deposits, while having the confidence and security that comes from dealing with a federally regulated Canadian bank.

Looking ahead

In developing CDF, it was critical to ensure that customers would receive outstanding service, online or on the phone. The solution was to create a scalable technology platform that included an intuitive, easy-to-navigate website, and pair it with a dedicated customer support team ready to personally assist clients when required. CDF is now working to expand its online banking services to include Registered Retirement Savings Plans (RRSP) and Tax-Free Savings Accounts (TFSA).

12 ≻ Total assets, in $ billions, of CWB Group


CANADIAN
WESTERN
FINANCIAL
Canadian Western Bank Group

MUTUAL FUND SERVICES

Canadian Western Financial

www.canadianwesternfinancial.com

Canadian Western Financial Ltd. (CWF) was established in 1999 to offer CWB customers access to third-party mutual funds. Today, CWF offers customers a wide-range of mutual fund investment choices through CWB branches across Western Canada.

Giving customers more options

CWF was created specifically to give existing CWB customers more investment options with access to licensed mutual fund advisors through our branch network. CWB clients often require investment choices beyond the Bank's typical GIC and deposit products, and CWF advisors are able to help them find the right mix of mutual funds for their needs.

CHOICE IMPORTANT FOR CUSTOMERS

Challenges and successes

CWF showed positive growth in 2009 and continued to demonstrate its value as part of the Bank's retail investment services. In general, investment returns were very volatile over the past year and CWF's success during this period was largely due to relatively conservative investment strategies. We strive to recommend investments that will meet our clients' long-term goals with the least amount of risk possible. While most investments lost value when the stock markets dropped, we didn't lose clients because we hadn't advised them to take unnecessary chances. As the markets begin to recover, we're poised to acquire new clients who are looking for the levels of service, products and advice that CWF can deliver.

{Growth Since Inception}


($ millions)
Book Value of Client Mutual Funds Since Inception
$95 million
$100
$80
$60
$40
$20
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

"CWF advisors don't work on commission, so we are entirely focused on helping our clients make the right investment choices to meet their own specific needs and objectives."

Erwin Granson
Director, Operations
Canadian Western Financial


CANADIAN
WESTERN
TRUST
Canadian Western Bank Group

Service you can trust.®

www.cwt.ca



FIG. 2.0

Providing highly personalized service is one of our points of differentiation.

"Our size and the backing of CWB Group is a competitive advantage. It allows us to be flexible, innovative and responsive to our niche market of small to medium-sized clients that are underserved by today's large custodial providers."

Scott Scobie
General Manager
Canadian Western Trust

Canadian Western Trust

Canadian Western Trust Company (CWT) first became part of CWB Group in 1996 and has been in business for more than 20 years. Today, CWT offers retirement, trustee and custodial solutions to financial advisors, corporations and individuals. CWT operates two distinct business units – Individual Retirement and Investment Services (IRIS) and Corporate and Group Services (CGS).

IRIS provides independent financial advisors, mortgage brokers, individuals, and investment counsel and portfolio managers with a full range of trustee, custody and record keeping services. IRIS has 42,900 accounts and nearly $3.0 billion in assets under administration.

CGS provides those same services to pension plans, custody operations, and group RRSPs, along with high-end tax deferred products for small business owners or senior executives of larger corporations. CGS has 1,250 direct clients representing over 130,000 employees/individuals and more than $2.4 billion in assets under administration.

{ CWT Total Revenues, Including Optimum Mortgage }


$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
0
2005
2006
2007
2008
2009

Challenges and successes

Traditionally, trust companies have grown their business by enticing potential clients to move their business from their existing trustee. But often clients hesitate to make changes, particularly in an uncertain economic environment. In order to grow, CWT must consistently demonstrate its ability to deliver superior quality service to our niche market of small and medium-sized plans, and businesses or individuals that have trust and custody needs. We differentiate ourselves by providing highly personalized service and innovative products that are developed to meet the needs of our customers.

We had numerous successes in 2009 despite increased economic challenges. We opened our first trust office in Toronto, Ontario and were very pleased to report that a major Canadian investment dealer moved its trustee services to CWT in August 2009, our largest single win to-date. **We realized our third consecutive year of income growth in excess of 30 per cent**, and will be partnering with CWF to develop a group RRSP service that will help facilitate additional business from CWB's commercial clients.



OPTIMUM MORTGAGE
A Division of Canadian Western Trust
Sensible Lending®

Optimum Mortgage

www.optimummortgage.ca

Optimum Mortgage, a division of CWT, was established in 2004 to provide mortgage brokers with an alternative mortgage product for their clients. Today, Optimum Mortgage originates and funds residential mortgages through a network of mortgage brokers located throughout Western Canada and within targeted regions of southern Ontario. We operate without a storefront, working directly with our mortgage broker clients to help them find the best mortgage products for their customers. In just five years, the Optimum Mortgage team has expanded to include more than 30 people who manage over 2,200 client mortgages with a collective book value in excess of $560 million.

Beyond "traditional" mortgages

Alternative mortgages, or Alt-A mortgages, are mortgages offered to certain types of borrowers (for example, entrepreneurs or small business owners) who may find it difficult to conform to the specific – and often rigid – requirements established by many large financial institutions that prefer to standardize their mortgage products for increased efficiencies. Canadian Western Bank was built on meeting the needs of small to medium-sized businesses, and this expertise helped us recognize the tremendous opportunity to offer mortgage products to this segment of the market. The solution is "Sensible Lending®," where each customer and credit application is considered on its own specific merit and circumstances.

"We've succeeded because we use a common sense approach to doing business. We provide sensible and timely solutions for our network of mortgage broker clients."

Les Shore
Senior Assistant Vice President
Optimum Mortgage

Sensible Lending®

We developed our Sensible Lending® philosophy on the concept that we're willing to look at more than just credit ratings or debt ratios. We consider the value of the property, the borrower's job or vocation and evaluate every application by looking at the complete picture. We make sensible decisions based on our extensive experience. When brokers submit an application to Optimum Mortgage, they receive a response within 24 hours. This level of efficiency and absolute commitment to customer service has combined to help Optimum Mortgage build an exceptionally strong network of broker clients.


($ millions)
600
500
400
300
200
100
0
2006
2007
2008
2009
$561 million

FIG. 2.1

Total Optimum Mortgage loans ($ millions)

Challenges and successes

Real estate values were hit particularly hard during fiscal 2009, significantly reducing the demand for residential mortgage products. While some mortgage lenders experienced considerable difficulties, Optimum Mortgage continued to perform well primarily due to CWB Group's strong financial position, an exceptional commitment to customer service, and our Sensible Lending® strategy. In fact, Optimum Mortgage expanded our service offerings this year to include an insured high-ratio mortgage product that will help us further build our competitive position.

Q: What are mortgage brokers?

A: The prime function of mortgage brokers is to bring together borrowers and lenders. Mortgage brokers deal directly with lenders to secure mortgage financing on behalf of their clients.


VALIANT
TRUST
Canadian Western Bank Group

A reputation for getting things done.®

www.valianttrust.com

Valiant Trust

Valiant Trust Company (Valiant) provides stock transfer, registrar and corporate trust services to public and private companies. When CWB acquired Valiant Trust in 2004, it was a private company located in Calgary with just 12 employees and 50 clients. Today, Valiant is a federally registered trust services company that has grown to serve more than 260 clients through four separate locations, including offices in Vancouver, Edmonton, Calgary and, most recently, Toronto. Valiant's knowledgeable professionals are committed to providing outstanding levels of personal service. Valiant has earned "A reputation for getting things done.®"

{ Five Year Client Summary }


300
250
200
150
Number of Clients
2005
2006
2007
2008
2009

"Being a part of CWB Group opens doors with prospective clients across Canada – competitors can't offer what we do: we're owned by a bank that's extremely well regarded and consistently profitable. That creates real confidence."

Matt Colpitts
General Manager
Valiant Trust

Year	# of Client Appointments
2005	314
2006	390
2007	433
2008	440
2009	468

FIG. 2.2

The number of client appointments is a primary source of revenues and confirms Valiant's increased market presence.

Whatever clients need

As part of our services for corporate clients, we do everything from issuing and transferring ownership of securities and assisting with annual shareholder meetings, to paying dividends and distributions on behalf of our clients. We also provide corporate trustee services, act as a depositary for mergers and acquisitions, and provide recordkeeping and administrative services for employee share purchase, employee stock option, and other employee incentive plans. Valiant was recently approved as a deposit-taking trust company and will provide CWB Group with a new channel to raise additional retail deposits through either the Bank's branch network or other means.

Challenges and successes

Although reductions in capital market activity and poor economic conditions created significant challenges, we realized several successes during the year. For our existing clients, we found ways to offer additional value including the launch of web services that allow our issuers to access common shareholder reports online, 24 hours a day, seven days a week. Despite limited initial public offering (IPO) activity, we continued to grow our business by transitioning existing companies from our competitors. During 2009, more than one third of our new appointments came from existing public companies who were attracted by our expertise and experience. We signed a number of significant new client accounts this year – clients who chose Valiant because of our commitment to customer service and our unique value proposition.

Canadian Direct Insurance


CANADIAN
DIRECT
INSURANCE
Canadian Western Bank Group

Better insurance. Less money.®

www.canadiandirect.com

Canadian Direct Insurance Inc. (CDI) provides auto and home insurance to customers throughout Alberta and BC. Launched in 1996, CDI initially began by offering British Columbians a price and customer service alternative to government auto insurance. CDI was acquired by CWB Group in 2004, and today offers a full range of home, auto and travel insurance products at competitive prices.

A winning customer strategy

CDI has earned a reputation for providing well-priced insurance products and excellent customer service. Like all CWB Group businesses, our commitment to service means that you can pick up a phone and talk to a customer service representative directly. And when you talk to us, our trained insurance professionals know how to help you.

CDI serves customers by phone, Internet and through a select network of auto insurance brokers in BC. We consistently receive very high customer satisfaction ratings; this is reflected in our impressive claims satisfaction rate in 2009 of 98 per cent. Our customers appreciate these efforts and our policy retention rates are among the top in our industry.

Challenges and successes

Although the insurance industry is somewhat recession proof, as people will always need to purchase home and auto insurance, CDI has faced other challenges in recent years. Increasing competition from government auto insurance has slowed market growth in BC, while home and auto repair costs have risen significantly. Despite this, we've been very successful at growing our business and properly selecting risk. In fact, we sold over 30,000 new policies, realized double-digit growth in written premiums and exceeded $116 million in gross written premiums in 2009.

Looking ahead

We are confident that our combination of competitive rates and excellent customer service will continue to drive our future growth in Western Canada. Many customers have been surprised to find how easy it is to buy and renew their auto insurance policies on-line. We aim to use technology to get closer to our customers and we'll continue to develop our e-business platform with this goal in mind. Many of our new sales are generated by "word of mouth" referrals.



FIG. 2.3

2009 Gross Written Premium by Product Line

- ALBERTA AUTO - 38%
- BRITISH COLUMBIA AUTO - 35%
- PERSONAL PROPERTY (BC + AB) - 27%

"I tell prospective customers that you'll like us when you hear our rates but you'll love us if you have a claim. We are here for you when you need us."

Brian Young
President and CEO
Canadian Direct Insurance

{ CDI Highlights }

	2005	2006	2007	2008	2009
Policies Outstanding	149,947	159,965	164,263	168,071	175,662
Gross Written Premiums (000's)	$93,101	$100,227	$104,829	$107,054	$116,828
Net Income (000's)	$5,122	$6,940	$7,773	$8,372	$9,111


ADROIT
INVESTMENT
MANAGEMENT
Canadian Western Bank Group

www.adroitinvestments.ca

IMPORTANT FOR COMMUNITY DEVELOPMENT! *

"Our returns have historically been much better than our benchmarks. We have consistently demonstrated the value of our proven strategies and strong investment discipline, in even the most difficult financial markets."

Maria Holowinsky
Vice President
Adroit Investment Management

Adroit Investment Management

Adroit Investment Management Ltd. (Adroit) is the newest member of the CWB Group and was acquired in December 2008. Established in 1993, Adroit is a successful Edmonton-based investment counselling firm that specializes in wealth and portfolio management for high net worth individuals, corporations, non-profit associations, colleges, foundations and endowment funds. Our team of investment professionals works closely with clients across Western Canada to structure portfolios that best meet their specific needs and risk tolerances. Our clients are free to do what they wish without worrying about their investments, but we stay very close with regular meetings, phone calls and updates. Today, we have almost $1 billion in assets under management.

Integrity and trust

Adroit's clients find us through referrals from existing clients, accountants, lawyers and other professionals who know they can count on us to maintain the highest ethical standards, conservative growth strategies and strong investment performance. Like all CWB Group businesses, we are responsive, conservative in our approach and pride ourselves on having investment professionals who can address each client's questions and needs.

Challenges and successes

Although Adroit was not immune to adverse market conditions, our conservative investment strategies cushioned clients from more severe losses. Even at the height of the global financial crisis, we received few, if any, panicked calls from clients. They knew they could trust us to make the right decisions for their investment portfolios. By far our biggest success over the past year was our ability to retain clients and help them understand the impact of market events on their investments.

While we can't tell our clients exactly what return they will get from their investments, we can promise them that we will always be responsible in managing their money. As we look ahead, many investors who are unhappy with their current investment managers may be looking for a fresh, proven alternative; we look forward to welcoming them.

{ Cumulative Value of $100 Invested on Sept. 30, 1999 }


$300
$250
$200
$150
$100
$50
Adroit Canadian Equity Portfolio
TSX Total Return Index
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

 CWB's percentage of average assets held in cash and securities in 2009

Corporate Social Responsibility

Giving back to the communities where we live and work has always been a guiding principle for CWB Group. We focus our efforts and resources to help enrich our communities today, while building stronger tomorrows. We're equally committed to supporting our employees, and to being environmentally responsible in both our processes and our practices. This Corporate Social Responsibility (CSR) report spans all our operations, and is a fundamental part of who we are, much like our common sense approach to business and our commitment to deliver superior customer experiences.

Economic Impact

CWB Group impacts our local economies in numerous ways. Our investment in Western Canada drives economic development, helping small and medium-sized businesses secure funding to purchase equipment, hire employees and keep our economy moving. Right now, CWB Group has many thousands of business clients who view us as partners in supporting their future growth. At the same time, CWB Group helps individuals buy and insure the homes they need to raise their families, and offers investment products and services to assist with their financial and retirement goals.

CWB Group's role as an employer also impacts the communities where we live and work. CWB Group employs over 1,400 employees in nearly 50 communities throughout Western Canada. We also currently have 7 employees who are based out of Ontario. In 2009 alone, we paid a combined total of more than $104 million in salaries and benefits to our employees, money that they in turn reinvest in their communities.

Even our day-to-day operations impact the economy. Over the past five years CWB Group has paid more than $185 million in municipal, provincial and federal taxes, money that helps support infrastructure and programs within our communities. Annually, we spend more than $1.3 million on office supplies, more than $14 million on office leasing and maintenance, and more than $1.3 million on travel. These purchases help keep our suppliers in business while driving local, provincial and national economic activity.

Marketplace

CWB Group has always sought to create responsible products and services that not only meet our customers' needs, but also strengthen and enhance our communities. Although a large part of our focus is on helping business, we also offer a comprehensive range of products and services for individuals.

We recognize the importance of helping low income families manage their finances by offering affordable bank accounts, and home and auto insurance policies. We also know that our customers span all ages, and have created specialized products and services for seniors such as sit down banking counters, no fee bank accounts, automatic GIC renewals, and comprehensive retirement planning investment options. We offer youth accounts to help kids manage their money and student accounts to meet the specific needs of those pursuing post-secondary study.

To ensure accessibility, all CWB branches and corporate offices are wheelchair accessible. CDI offers services to its insurance clients in nine different languages.

CWB also looks for creative ways to invest in our communities that go beyond traditional sponsorships and donations. Our Western Spirit employee volunteer grant program allows employees to support programs that are close to their hearts by applying for a $250 grant to be made to a charity of their choice.



FIG. 2.4

Canadian Western Bank has been a proud supporter of the Easter Seals Regatta in Vancouver, BC since 1996.


50 BEST
EMPLOYERS
IN CANADA
2009
THE GLOBE AND MAIL
REPORT ON BUSINESS
MAGAZINE

FIG. 2.5

Since 2007, CWB has been selected 4 times for the list of 50 Best Employers in Canada

Employees helped CWB raise more than $216,000 for the United Way, of which more than 65 per cent was from employee donations and fundraisers. These same employees also dedicated more than 3,000 hours to volunteering with charities and organizations in need.

SEE INSIDE BACK COVER

Community

CWB has always looked for ways to strengthen and support our communities. We have identified three target areas on which to concentrate our efforts:

- Education
- Community and Civic Service
- Health, Wellness and Care-giving

In 2009 alone, CWB directed more than $1 million in cash and in-kind donations and sponsorship to our priority areas, supporting everything from post-secondary scholarships and awards, and homelessness awareness, to at-risk youth and children with special medical needs.

CWB also looks for creative ways to invest in our communities that go beyond traditional sponsorships and donations. Our Western Spirit employee volunteer grant program allows employees to support programs that are close to their hearts by applying for a $250 grant to be made to a charity of their choice. As part of this, CWB invested $14,750 in the charities our employees support. These same employees also dedicated more than 3,000 hours to volunteering with charities and organizations in need. Additionally, employees helped CWB raise more than $216,000 for the United Way last year, of which, more than 65 per cent was from employee donations and fundraisers.

Our commitment to strengthening communities led us to develop The Greater Interest GIC®. For every dollar CWB clients invested in The Greater Interest GIC®, CWB made a donation of 1/8% back to the community in which the deposits were raised. In Edmonton, St. Albert and Leduc, those dollars were directed to the Youth Emergency Shelter Society, while in other communities the funds went to support local chapters of Big Brothers Big Sisters. In 2009 alone, The Greater Interest GIC® invested over $300,000 to help youth in our communities.

GREAT IDEA!

Environment

CWB Group is sensitive to climate change issues and takes its responsibility to the environment – including our lending practices – very seriously.

CWB's lending includes a due diligence process that assesses the potential environmental impact of a business, its operations, products or services. We strive to make sure our clients are managing their environmental commitments and responsibilities before we lend to them. Many of our business lines offer customers the choice of paperless statements, online services and paperless record keeping. We also make a concerted effort to minimize our carbon footprint by utilizing tele-conferencing and web-conferencing wherever possible to reduce the need for air travel.

Reducing our carbon footprint is also the goal behind the way we manage our branches and offices. We program heating and air-conditioning to turn off when buildings are unoccupied and encourage staff to use window blinds to minimize heat gain during the day. We have also begun replacing our exterior fluorescent signage with LEDs and are considering green products and practices whenever feasible during new construction.

Our environmental commitment is also evident in many of our products, services and the customers we work with. CDI was the first insurance company to offer a discount for hybrid cars, Smart cars and flex-fuel vehicles. At CDI's head office in BC, all claims are administered using imaging technology creating a "paperless" office environment. We also provide financial services to a number of companies that are involved in such businesses as alternative energy generation, energy management, and the development and production of more environmentally friendly products for the oil and gas industry.

Whenever possible, CWB Group looks to make environmentally smart purchases, including FSC certified paper, green-friendly cleaning products and the installation of recyclable carpet for our branches. We recycle fax, copier and printer toner cartridges and donate them to local food banks for their ThINK Food program. Cans and bottles are also recycled with the proceeds donated to worthwhile causes, such as Child Find Alberta.

People

CWB Group recognized from the very start that our people are our greatest asset. We set out to build a bank that would not only serve the needs of our customers, but also give our employees opportunities to grow and flourish, and create the kind of loyalty that would inspire them to spend their careers with us. Today, we have more than 1,400 employees and what we believe to be one of the lowest employee turnover rates in the banking industry.

Our compensation, benefits and professional development opportunities are among the best in Canada, and led to our employee program being named one of Benefit Canada magazine's 30 Best Employee Pension and Benefit Plans. We have also been recognized for four years in a row as one of Canada's 50 Best Employers by the *Globe and Mail's Report on Business Magazine.*

In 2007 we introduced our CWBalance® program, which encourages a strong work/life balance while cultivating a healthy workplace and nurturing positive morale. The program, which includes such things as an extra paid day off for each employee every year, is one of the many things that makes CWB Group a great place to work. In fact, CWB Group is such a great place to work that we use our employees to identify and recruit new hires through our Referral Incentive Program. To date, we've received almost 1,200 referrals and made 525 hires from those referrals.

In addition to our high employee retention rate, participation in our employee share purchase plan is another important indicator of the loyalty our employees have to CWB Group. Over 90 per cent of our employees participate in the plan, which features a 50 per cent matching CWB contribution. They invest in us, we invest in them, and together we're investing in Western Canada.



FIG. 2.6

Edmonton CWB Group employees annually participate in building homes with Habitat for Humanity.

We set out to build a bank that would not only serve the needs of our customers, but also give our employees opportunities to grow and flourish, and create the kind of loyalty that would inspire them to spend their careers with us. Today, we have more than 1,400 employees and what we believe to be one of the lowest turnover rates in the banking industry.

Corporate Governance

Corporate Governance Highlights

1. The Board is led by a non-executive chairman.
2. 11 out of the 12 current directors are independent.
3. The independent directors set aside time for discussion with no management present at each Board meeting and at each meeting of the Audit Committee, Corporate Governance & Human Resources Committee and Conduct Review Committee.
4. Shareholders vote for individual directors.
5. The Bank has adopted a minimum share ownership requirement for directors and executive management, to align their interests with those of the shareholders.
6. The Board evaluates, in alternating years, the effectiveness of each director and the Board as a whole through a written assessment and feedback process.
7. There are written mandates for the Board and each Board Committee, together with mandates for the Chairman of the Board and the Chairs of the Board Committees, each of which is reviewed annually.
8. The Bank maintains a whistleblower procedure through which complaints or concerns regarding questionable audit or accounting matters may be made.

Sound and effective corporate governance has always been a priority for CWB Group. The Board and management are committed to govern and maintain CWB Group's operations effectively and efficiently within its regulatory environment. Corporate Governance policies are reviewed regularly for improvement and are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value.

The Board monitors corporate governance best practices which are continuously evolving. During fiscal 2009, the Board adopted a director election policy in which shareholders will vote for individual directors commencing at the shareholders meeting on March 4, 2010. A director who receives more votes "withheld" than "for" in an uncontested election, will be required to tender his/her resignation for consideration by the Board.

The role of the Board is essentially to supervise the management of the business. The Board has responsibility for stewardship of CWB Group, which includes satisfying itself that the officers create a culture of integrity throughout the organization. The CWB Group has written codes of conduct for its directors, officers and employees. The Board monitors compliance with the codes by requiring each director, officer and employee to annually sign a certificate confirming his/her compliance with the applicable code.

The Board is responsible for adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for the identification of the principal risks of CWB Group's business, and ensuring the implementation of appropriate systems to manage these risks.

{ Overview of Corporate Governance Structure }


Shareholders
APPOINT
Shareholders' Auditor
ELECT
REPORT
Corporate Governance & Human Resources Committee
APPOINT
Board of Directors
APPOINT
Audit Committee
Conduct Review Committee
Loans Committee
APPOINT
Management

 Date in March 1984 that CWB, then the Bank of Alberta, became a Schedule I bank

For More Information

Additional information about CWB's corporate governance may be obtained through:

Proxy Circular

The annual proxy circular contains information on each director and a detailed discussion of the responsibilities of the Board and each Board Committee as well as a description of CWB's corporate governance practices.

CWB Group Website (www.cwbankgroup.com)

The Corporate Governance section of the CWB Group website contains information on its corporate governance practices, including the mandate of the Board, the mandates of each of the Board Committees, the Personal and Business Conduct Policy for the officers and employees and the Personal and Business Conduct Policy for directors.

Annual Meeting

Shareholders are invited to attend the annual meeting of shareholders on March 4, 2010 in Edmonton, Alberta.

{ Board Committees }

COMMITTEE	MEMBERS	RESPONSIBILITIES
Audit Committee	Robert A. Manning (Chair) Wendy A. Leaney Gerald A.B. McGavin Robert L. Phillips Alan M. Rowe	• Oversees the integrity of the CWB Group's financial reporting, internal controls, disclosure controls and internal audit function. • Recommends the appointment of the external auditors, reviews the code of conduct for senior financial officers and oversees the whistleblower procedures.
Corporate Governance & Human Resources Committee	Jack C. Donald (Chair) Albrecht W.A. Bellstedt Allan W. Jackson Robert A. Manning Howard E. Pechet Robert L. Phillips Raymond J. Protti Arnold J. Shell	• Reviews and monitors corporate governance trends and best practices on an ongoing basis. • Recommends director compensation and director succession. • Oversees executive compensation and incentive compensation plans, CEO performance assessment and senior management succession.
Loans Committee	Allan W. Jackson (Chair) Albrecht W.A. Bellstedt Jack C. Donald Wendy A. Leaney Gerald A.B. McGavin Howard E. Pechet Robert L. Phillips Larry M. Pollock Raymond J. Protti Alan M. Rowe	• Oversees the documentation, measurement and management of credit risk. • Approves, declines or recommends approval to the Board of all credit applications in excess of the CEO's lending limit.
Conduct Review Committee	Albrecht W.A. Bellstedt (Chair) Allan W. Jackson Arnold J. Shell	• Monitors procedures regarding related party transactions, conflicts of interest, standards of business conduct and the handling of customer complaints.

Management's Discussion and Analysis

TABLE OF CONTENTS

BUSINESS PROFILE AND STRATEGY

Canadian Western Bank (CWB or the Bank) offers a diversified range of financial services and is the largest publicly traded Canadian bank headquartered in Western Canada. The Bank, along with its subsidiaries, Canadian Western Financial Ltd. (CWF), Adroit Investment Management Ltd. (Adroit), Canadian Western Trust Company (CWT), Valiant Trust Company (Valiant) and Canadian Direct Insurance Incorporated (Canadian Direct or CDI), currently operate in all four pillars of the financial services industry. The Bank remains primarily focused on its core business lending and retail banking services in Western Canada. Third party mutual funds are offered through CWF, the Bank's mutual fund dealer subsidiary. Adroit specializes in wealth management for individuals, corporations and institutional clients. CWT provides trust services, including self-directed RRSPs and RRIFs, as well as corporate and group trust services to independent financial advisors, corporations and individuals. Valiant's operations include stock transfer and trustee services to public companies and income trusts. CDI provides personal auto and home insurance to customers in British Columbia (BC) and Alberta.

CWB's mission is to be known and respected as Canada's business bank, providing western Canadians and other select markets with a preferred source of both commercial and individual financial services. The fundamental objectives are to provide shareholders with a sound and profitable return, clients with value, service and stability, and employees with a positive and rewarding work environment, while contributing to the communities in which CWB operates. CWB plans to achieve its mission through the following strategic priorities:

- maintain a conservative risk profile while ensuring growth is focused, strategic and accretive for shareholders;
- reinforce leadership in cost efficiency and low credit losses by enhancing service delivery capabilities and maintaining strong discipline in managing the Bank's lending portfolio;
- leverage core profitability and further diversify funding sources with ongoing generation of internal deposits raised through the branch network, CWT, Valiant and over the Internet;
- improve CWB's revenue diversification by further developing non-interest revenue sources in banking, trust, wealth management and insurance operations through internal growth as well as strategic acquisitions;
- increase the return on common shareholders' equity by maintaining strong operating performance, an efficient capital structure, and continued diversification into businesses with lower capital requirements, including residential mortgages, insurance, trust services and wealth management. Organic growth and resulting benefits to ROE may be accelerated by acquisitions that are both accretive and a good strategic fit with current operations;
- develop and recruit high quality employees who embrace the Bank's culture by offering a rewarding work environment that includes comprehensive employee benefits, career growth opportunities, strong work/life balance and competitive compensation packages. CWB believes that such employees are critical to build brand recognition through personal, responsive and friendly customer service; and
- further build and reinforce CWB's reputation and public confidence through continued stakeholder communication, diligence in corporate governance practices and high standards in corporate reporting and accountability.

CWB's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars.

The following pages contain management's discussion of the financial performance of CWB, as well as a discussion of the performance of each operating segment and a summary of quarterly results. Additional information relating to the Bank, including the Annual Information Form, is available on SEDAR at www.sedar.com and on the Bank's website at www.cwbankgroup.com.

Forward-Looking Statements

From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may impact" and other similar expressions, or future or conditional verbs such as "will," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada, including the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward-looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2010 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting minimum performance targets for fiscal 2010, management's expectations assume the following:

- moderate economic growth in Canada aided by positive relative performance in the four western provinces;
- stable or slightly higher energy and commodity prices;
- sound credit quality with actual losses remaining within the Bank's range of acceptable levels;
- modest inflationary pressures; and,
- an improved net interest margin resulting from lower deposit costs, a stable prime lending interest rate, favourable yields on both new lending facilities and renewal accounts and relatively stable investment returns reflecting high quality assets held in the securities portfolio, partially offset by a reduction in the level of gains on sale of securities compared to fiscal 2009.

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income.
Net interest income (as presented in the consolidated statements of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis of $7.8 million (2008 – $5.7 million) increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this Management's Discussion and Analysis (MD&A).

Non-GAAP Measures

Taxable equivalent basis, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on common shareholders' equity – net income after preferred share dividends divided by average common shareholders' equity;
- return on assets – net income after preferred share dividends divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI);
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI;
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

GROUP FINANCIAL PERFORMANCE

Overview

Highlights of 2009

- Record net income of $106.3 million, an increase of 4%. Diluted earnings per share of $1.47, down 7% reflecting the net impact from the preferred units issued in March 2009.
- Record total revenues (teb) of $328.0 million, up 10%.
- Net interest margin (teb) of 2.10%, down 20 basis points resulting in constrained growth in total revenues and lower overall profitability.
- Marked 86 consecutive quarters of profitability.
- Completed offerings of preferred share units for gross proceeds of $209.8 million. Tier 1 capital ratio of 11.3% and total capital ratio of 15.4%; up from 8.9% and 13.5%, respectively, a year earlier.
- Loan growth of 7%, reflecting reduced demand in a recessionary environment.
- Sound credit quality with the provision for credit losses as a percentage of average loans of 15 basis points, an industry best among Canadian banks.
- Achieved record net income in the insurance segment.
- Opened new full-service commercial and retail banking centres in Saskatoon, Saskatchewan and Kamloops, BC.
- Celebrated the Bank's 25th anniversary.
- Opened a CWT office in Toronto.
- Received federal approval for Valiant to become a deposit-taking institution.
- Acquired 72.5% ownership position in Adroit.
- Cash dividends paid to common shareholders of $0.44 increased 5%.

Impact of the Global Financial Crisis

Fiscal 2009 was marked by unprecedented turmoil in global financial and credit markets that impacted economies across the world. Management's expectations at the outset of fiscal 2009 were that market and economic uncertainty would adversely affect the Bank's performance with moderated economic activity in Western Canada, declining interest rates, lower commodity prices and a compressed net interest margin. While each of these factors affected performance, the spin-off effects from the global market turmoil had a more far-reaching impact on CWB's operations than management initially expected. Rapidly falling interest rates reached all-time lows reflecting the exceptional actions taken by governments and central bankers worldwide to help alleviate the credit crisis and economic stress. The combination of elevated deposit costs early in fiscal 2009 due to global credit fears, which included the repatriation of off-balance sheet funding structures, and historic low prime lending rates had a significant negative impact on the net interest margin and led to constrained growth in total revenues and profitability. While these adverse market conditions negatively impacted the net interest margin, wider credit spreads and a steeper yield curve provided the Bank with opportunities to realize unusually high levels of gains on the sale of securities without significantly altering the yields or the conservative risk profile of the Bank's investment portfolio. Implementing key investment strategies helped offset the performance impact from compressed margins, particularly in the first six months of the fiscal year. Other proactive measures taken by the Bank to help offset margin pressures included the repricing of new and renewal loan accounts to reflect current market conditions and the introduction of interest rate floors on many floating rate loans. Global market turmoil led to a confirmed recessionary environment within CWB's markets that had a material impact both on the level of lending activity and the performance of the existing loan portfolio. During the second quarter, near the height of market uncertainty, the Bank also completed preferred unit offerings to further increase its capital in line with the rest of the Canadian banking industry. While the warrants issued with preferred units will be materially dilutive to existing shareholders, the increased capital significantly augmented CWB's flexibility to capitalize on strategic opportunities and management continues to actively evaluate alternatives in this regard.

TABLE 1 – SELECT ANNUAL FINANCIAL INFORMATION[1]
($ thousands, except per share amounts)

	2009	2008	2007	Change from 2008 $	Change from 2008 %
Key Performance Indicators					
Net income	$ 106,285	$ 102,019	$ 96,282	$ 4,266	4%
Earnings per share					
Basic	1.51	1.61	1.54	(0.10)	(6)
Diluted	1.47	1.58	1.50	(0.11)	(7)
Provision for credit losses as a percentage of average loans	0.15%	0.15%	0.16%		–bp[2]
Net interest margin (teb)[1]	2.10	2.30	2.58		(20)
Net interest margin	2.03	2.25	2.51		(22)
Efficiency ratio[3] (expenses to revenues) (teb)	48.2	45.2	44.6		300
Efficiency ratio	49.4	46.1	45.5		330
Return on common shareholders' equity	13.2	15.9	17.4		(270)
Return on average total assets	0.86	1.03	1.18		(17)
Other Financial Information					
Total revenues (teb)	$ 327,966	$ 298,857	$ 273,480	$ 29,109	10%
Total revenues	320,119	293,186	268,070	26,933	9
Total assets	11,635,872	10,600,732	9,525,040	1,035,140	10
Subordinated debentures	375,000	375,000	390,000	–	–
Dividends	0.44	0.42	0.34	0.02	5

(1) See page 25 and page 26 for a discussion of teb and non-GAAP measures.
(2) bp – basis points.
(3) A decrease in the ratio reflects improved efficiency, while an increase reflects deterioration.

Net income surpassed the $100 million milestone for the second consecutive year to reach a record $106.3 million, a 4% ($4.3 million) increase over 2008 despite the impacts of a recessionary economic environment and very difficult market conditions in Canada and globally. Reflecting the net impact from the preferred units issued in March 2009, diluted earnings per common share for the year were $1.47 ($1.51 basic), down 7% from $1.58 ($1.61 basic) in the prior year. Record total revenues (teb) grew 10% to reach $328.0 million driven by 7% ($612 million) growth in total loans and a 30% ($21.4 million) increase in other income, including $20.5 million higher gains on sale of securities, and offset the significant impact of a 20 basis point decline in net interest margin (teb) to 2.10%. Higher realized gains on sale of securities primarily resulted from transactions related to favourable pricing on certain investment grade, short-term debt investments. Margin compression for the year was mainly due to consecutive reductions in the prime lending interest rate to a historic low of 2.25% reached in April 2009, coupled with the significant cost of deposits, relative to benchmark bond rates, associated with the global demand for increased liquidity that reached unprecedented levels in the Fall of 2008. In the last half of the year, margin compression was partially offset by lower deposit costs, more favourable spreads on both new and renewal loans and an improved mix in the securities portfolio. The Bank's success in negotiating interest rate floors on floating rate loans further alleviated net interest margin pressures associated with the reduction in the prime lending interest rate. Credit quality remained satisfactory and the provision for credit losses as a percentage of average loans was unchanged from 2008 at 15 basis points. The efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), deteriorated 300 basis points from last year to 48.2%. The deterioration in the efficiency ratio (teb) reflects constrained growth in net interest income due to margin compression and a 17% ($23.0 million) increase in non-interest expenses mainly resulting from salary and benefit costs, including additional staff complement, and investment in future development initiatives, partially offset by the positive earnings impact of loan growth and higher other income. Return on common shareholders' equity of 13.2% was down 270 basis points compared to 2008 while return on assets decreased 17 basis points to 0.86%. Margin compression coupled with dividends paid on preferred shares issued in March 2009 contributed to the year-over-year reduction in key profitability ratios, although this was partially offset by strong growth in other income. Total cash dividends paid to common shareholders of $0.44 per share were up 5% over the prior year.

Total assets increased 10% to reach $11,636 million. While all lending sectors recorded positive growth in the year, lending activity in general was constrained by both a recessionary environment and expected repayments of existing accounts resulting in overall loan growth of 7%. Loan growth was achieved across each of the Bank's geographic regions. Activity in BC provided the strongest annual contributions in dollar terms while Saskatchewan showed the best percentage growth for the year. Loans in the Bank's residential mortgage business, Optimum Mortgage, increased 20% and comprised approximately 6% of total loans at fiscal year end.

Total branch-generated deposits increased 5% compared to the previous year, while the demand and notice component within branch-raised deposits was up 31%. The demand and notice component comprised 33% of total deposits at October 31, 2009, compared to 26% a year earlier. The significant growth in demand and notice deposits reflects CWT's appointment during the year as trustee for a major Canadian investment dealer and ongoing execution of strategies to further enhance and diversify the Bank's core funding sources. Customer awareness continued to build for the Internet-based division of the Bank named Canadian Direct Financial™ and management is optimistic about its potential as a valued new funding source. Total branch deposits measured as a percentage of total deposits were 64% at October 31, 2009, compared to 63% a year earlier with the increase reflecting the above-noted very strong growth in the demand and notice component that more than offset increased fixed rate term deposits raised through the deposit broker network and a reduction in larger commercial and wholesale term deposits raised through the branch network, due in large part to the impact of the financial crisis.

As noted above, CWB completed offerings in March 2009 for a total of 8,390,000 preferred share units for gross proceeds of $209.8 million. The offerings, which included both a public and private placement, significantly augmented the Bank's regulatory capital position. These offerings were completed in very volatile financial markets, which was consistent with both the Bank's objective to maintain a strong and efficient capital base and with the industry's response to the financial crisis. The Bank's strong Tier 1 and total capital ratios at October 31, 2009 of 11.3% and 15.4%, respectively, remained well above regulatory minimums. This capital position provides flexibility to pursue strategic growth opportunities and management continues to develop strategies to deploy capital for the long-term benefit of all CWB shareholders. On November 20, 2009, subsequent to year end, the Bank redeemed $60.0 million of subordinated debentures.

TABLE 2 – PERFORMANCE TARGETS

The performance target ranges established for the 2009 fiscal year, together with actual performance, and new minimum target ranges for fiscal 2010 are presented below:

	2009 Target Ranges	**2009 Performance**	2010 Minimum Targets
Net income growth[1]	2 – 5%	**4%**	12%
Total revenue (teb) growth	5 – 8%	**10%**	12%
Loan growth	10%	**7%**	10%
Provision for credit losses as a percentage of average loans	0.15 – 0.18%	**0.15%**	0.15 – 0.20%
Efficiency ratio (teb)	46 – 49%	**48.2%**	48%
Return on common shareholders' equity[2]	14 – 16%	**13.2%**	13%
Return on assets[3]	0.90 – 1.05%	**0.86%**	0.90%

(1) Net income, before preferred share dividends.
(2) Return on common shareholders' equity calculated as net income after preferred share dividends divided by average common shareholders' equity.
(3) Return on assets calculated as net income after preferred share dividends divided by average total assets.

Minimum Performance Targets and Outlook

CWB met or exceeded four out of seven of its fiscal 2009 performance target ranges, despite very challenging market conditions and a recessionary environment that was much more pronounced than anticipated when the target ranges were established. Total revenue (teb) growth exceeded expectations while net income growth, the efficiency ratio (teb) and provision for credit losses as a percentage of average loans were all within the respective target ranges. Realized gains on the sale of securities during the year helped offset the significant financial impact of a reduced net interest margin. Management expects that margin improvement in fiscal 2010 will offset reduced securities gains going forward, as such gains are not expected to be sustainable at the levels achieved in 2009. While the return on common shareholders' equity and return on assets ratios were both below the respective targets, the net impact from the preferred unit offerings completed in March 2009 was not considered when these ranges were established. Impacts from the recessionary environment, repayments of existing loans, particularly in the interim construction and equipment financing portfolios, and uncertainty regarding both the strength and timing of an economic recovery led to slower than anticipated loan growth for the year.

Expectations for 2010 include a return to double-digit loan growth, strong overall performance aided by improved market conditions, and a more positive economic outlook compared to 2009. Economic fundamentals in Western Canada are expected to remain favourable relative to the rest of Canada, notwithstanding continued challenges in certain areas, particularly those related to natural gas in Alberta. The Bank will maintain its focus on high quality, secured loans that offer a fair and profitable return and management believes there will be good lending opportunities that fit these parameters. Credit quality is within expectations in consideration of the current environment and future loan losses are expected to remain within an acceptable range. Maintaining responsible cost control while also ensuring CWB continues to build on its platform for sustained, high quality growth remains a priority. Strategies for the ongoing development of trust, insurance, wealth management and other complementary businesses supports objectives to increase the proportion of non-interest income to total revenues over time. Another key goal for 2010 is to leverage the Bank's strong capital position and management continues to evaluate potential strategic acquisitions of loan portfolios and/or other businesses that fit its growth and diversification objectives. Overall, CWB is well positioned to capitalize on market opportunities and management will maintain its focus on creating value and growth for shareholders over the long-term.

Net Interest Income

Highlights of 2009

- Net interest income (teb) was a record $236.4 million, up 3%, reflecting 13% growth in average assets.
- Net interest margin (teb) was 2.10%, down 20 basis points from 2.30% in 2008 and down 48 basis points from 2.58% in 2007.

Net interest income is the difference between interest and dividends earned on assets and interest expensed on deposits and other liabilities, including debentures. Net interest margin is net interest income as a percentage of average total assets.

TABLE 3 – NET INTEREST INCOME (teb)[1]
($ thousands)

	2009				2008			
	Average Balance	Mix	Interest	Interest Rate	Average Balance	Mix	Interest	Interest Rate
Assets								
Cash, securities and deposits with regulated financial institutions	$ 2,007,126	18% $	64,335	3.21% $	1,684,982	17% $	70,485	4.18%
Securities purchased under resale agreements	47,315	–	524	1.11	172,347	2	5,961	3.46
Loans								
Residential mortgages	2,211,716	20	107,896	4.88	1,924,444	20	115,168	5.98
Other loans	6,794,806	60	347,517	5.11	5,985,897	60	376,824	6.30
	9,006,522	80	455,413	5.06	7,910,341	80	491,992	6.22
Total interest bearing assets	11,060,963	98	520,272	4.70	9,767,670	99	568,438	5.82
Other assets	191,783	2	–	0.00	163,093	1	–	0.00
Total Assets	$ 11,252,746	100% $	520,272	4.62% $	9,930,763	100% $	568,438	5.72%
Liabilities								
Deposits								
Demand	$ 371,288	3% $	–	0.00% $	369,276	4% $	–	0.00%
Notice	2,236,527	20	18,873	0.84	2,033,863	20	53,593	2.64
Fixed term	6,924,320	62	237,248	3.43	6,090,668	61	257,210	4.22
Deposit from CWB Capital Trust	105,000	1	6,745	6.42	105,000	1	6,751	6.43
	9,637,135	86	262,866	2.73	8,598,807	86	317,554	3.69
Other liabilities	512,476	5	151	0.03	291,533	3	–	0.00
Subordinated debentures	375,000	3	20,901	5.57	396,953	4	22,267	5.61
Shareholders' equity	728,135	6	–	0.00	643,470	7	–	0.00
Total Liabilities and Equity	$ 11,252,746	100% $	283,918	2.52% $	9,930,763	100% $	339,821	3.42%
Total Assets/Net Interest Income	$ 11,252,746	$	236,354	2.10% $	9,930,763	$	228,617	2.30%

(1) See page 25 and page 26 for a discussion of teb and other non-GAAP measures.

Net interest income (teb) increased 3% ($7.7 million) in the year, driven by 13% growth in average interest bearing assets, largely offset by the significant negative impact of a 20 basis point decline in net interest margin (teb) to 2.10%. The decrease in net interest margin mainly resulted from consecutive reductions in the prime lending interest rate to a historic low, coupled with the significant cost of deposits, relative to benchmark bond rates, associated with the global demand for increased liquidity. As the year progressed, margin compression was partially offset by lower deposit costs, more favourable spreads on both new and renewal loans, an improved mix in the securities portfolio and the positive impact from interest rate floors negotiated on many lending accounts. Generally, reductions in the prime interest rate negatively impact net interest margin because deposits do not reprice as quickly as prime-based loans, which subsequently compresses the interest spread earned on the Bank's assets. Also, the marginal benefit attributed to the Bank's lower cost demand and notice deposits is significantly reduced as interest rates approach zero. Downward pressures on margin were most prevalent through the first half of the fiscal year; however, net interest margin (teb) maintained a positive upward trend since March when it reached a monthly low of 1.88%. Illustrating the significant impact of margin pressures on CWB's overall financial performance, based on average total assets at year end, it is estimated that every one basis point improvement in net interest margin (teb) would increase annual net interest income (teb) by approximately $1.1 million, all else being equal; the opposite effect would occur on annual net interest income (teb) when net interest margin declines by one basis point. CWB's net interest margin (teb) in fiscal 2008 was 2.30% and was 2.58% in fiscal 2007. The Bank's average net interest margin (teb) over the past ten years, including fiscal 2009, was 2.54%.

The prime rate averaged 2.70%, compared to 5.21% last year. The prime rate as at October 31, 2009 was 2.25%, unchanged from its historic low that was established in April 2009.

Outlook for Net Interest Income

Fiscal 2010 net interest income should increase with the targeted 10% loan growth and expectations for an improved net interest margin that is consistent with lower deposit costs, a stable prime lending interest rate, improved loan spreads and relatively stable investment returns. Reduced liquidity levels compared to 2009, net of securities purchased under reverse resale agreements, should have a further positive impact on net interest margin in 2010. The foregoing factors support management's current expectations that net interest margin (teb) will move closer toward the Bank's historic ten year average of 2.54% as the fiscal year progresses. Growth in net interest income due to improved margins and asset growth should more than offset the impact on total revenues (teb) resulting from an expected decline in the level of gains on sale of securities compared to 2009.

Other Income

Highlights of 2009

- Other income increased 30% ($21.4 million), including a $20.5 million increase in gains on sale of securities.
- Other income represented 28% of total revenues (teb), compared to 24% in 2008, reflecting an unusually high level of gains on sale of securities and comparatively slower growth in net interest income resulting from a compressed net interest margin and moderated loan growth.

TABLE 4 – OTHER INCOME
($ thousands)

			Change from 2008	
	2009	2008	$	%
Insurance				
Net earned premiums	**$ 104,062**	$ 97,943	$ 6,119	6%
Commissions and processing fees	**2,852**	2,876	(24)	(1)
Net claims and adjustment expenses	**(68,996)**	(64,380)	(4,616)	7
Policy acquisition costs	**(20,802)**	(20,573)	(229)	1
Net insurance revenues	**17,116**	15,866	1,250	8
Credit related	**23,369**	26,998	(3,629)	(13)
Trust and wealth management services	**15,478**	13,299	2,179	16
Retail services	**7,403**	7,689	(286)	(4)
Gains on sale of securities, net	**25,225**	4,725	20,500	434
Foreign exchange	**2,745**	1,225	1,520	124
Other[1]	**276**	438	(162)	(37)
Total Other Income	**$ 91,612**	$ 70,240	$ 21,372	30%

(1) Includes changes in fair value related to derivative financial instruments not accounted for as hedges, gains/losses on land, buildings and equipment disposals, and other miscellaneous non-interest revenues.

Other income of $91.6 million was up 30% ($21.4 million) over 2008 and included a $20.5 million increase in gains on sale of securities, 16% ($2.2 million) higher trust and wealth management fee income, an 8% ($1.3 million) increase in net insurance revenues and a combined $1.1 million improvement in foreign exchange gains and other categories, offset by 13% ($3.6 million) lower credit related fee income. Gains on sale of securities reflect abnormal market conditions and investment strategies that allowed the Bank to capitalize on opportunities to realize gains while maintaining relatively comparable yields on reinvestment in other high quality investment grade securities. Strong growth in trust and wealth management fee income reflects revenue contributions from Adroit, acquired in early fiscal 2009, and very strong performance from CWT, partially offset by a decline in Valiant's revenues reflecting the considerable slowdown in capital markets activity. Net insurance revenues were a record $17.1 million, mainly driven by 6% growth in net earned premiums due to continued business growth. Foreign exchange gains of $2.7 million represented a $1.5 million increase over the prior year reflecting higher transaction volume and improved spreads.

The year-over-year decline in credit related fee income was consistent with decreased loan volumes. A lower volume of commercial account transaction fees compared to the prior year also contributed to a $0.3 million decline in retail service fees, partially offset by growth in mutual fund fees and commissions.

Other income as a percentage of total revenues (net interest income and other income) increased to 28%, compared to 24% in the prior year. This change was mainly attributed to the unusually high level of gains on sale of securities and comparatively slower growth in net interest income due to a compressed net interest margin and moderated loan growth.

Outlook for Other Income

While shifts in the interest rate curve and market spread fluctuations will likely provide further opportunities to realize gains on sale of securities, such gains are not expected to be sustainable at the levels realized in fiscal 2009 given the return of more typical credit spreads and the expectation of a stable interest rate environment. Growth is expected across each other category of other income reflecting a return to double-digit loan growth and the Bank's continued focus on enhancing transactional services and other sources of fee income. CWB's medium-term objective is to grow non-interest revenues to comprise 30% of total revenues (based on a more normalized net interest margin) through ongoing generation of new business, an enhanced market presence and expanded product offerings. While this objective is supported by plans for continued expansion of CWB's branch network, the ongoing development of insurance, trust services, wealth management and other complementary fee-based businesses will be the largest contributor toward the ultimate achievement of this goal. Trust services, including Optimum Mortgage, expects solid growth in 2010 resulting from increased market share and ongoing business development in both core western markets and select areas in Ontario. Net insurance revenues should benefit from continued policy growth supported by Canadian Direct's enhanced distribution capabilities, which will include ongoing development of its Internet channel and an expanded broker network. Management also expects to evaluate opportunities to expand sources of other income via acquisition.

Non-Interest Expenses and Efficiency

Highlights of 2009

- The efficiency ratio (teb) of 48.2% represented a 300 basis point deterioration compared to 2008 reflecting constrained growth in net interest income due to margin compression and a 17% ($23.0 million) increase in non-interest expenses mainly resulting from ongoing investments to support future growth and changes to the long-term employee compensation program.

TABLE 5 – NON-INTEREST EXPENSES AND EFFICIENCY RATIO
($ thousands)

			Change from 2008	
	2009	2008	$	%
Salaries and Employee Benefits				
Salaries	$ 87,381	$ 72,558	$ 14,823	20%
Employee benefits	16,724	15,102	1,622	11
	104,105	87,660	16,445	19
Premises				
Rent	12,431	10,402	2,029	20
Depreciation	2,869	2,279	590	26
Other	1,997	1,698	299	18
	17,297	14,379	2,918	20
Equipment and Furniture				
Depreciation	4,634	4,069	565	14
Other	4,099	3,912	187	5
	8,733	7,981	752	9
General				
Professional fees and services	5,481	4,386	1,095	25
Marketing and business development	4,424	3,285	1,139	35
Postage and stationery	2,486	2,633	(147)	(6)
Capital and business taxes	2,230	2,280	(50)	(2)
Banking charges	2,224	2,143	81	4
Regulatory costs	1,466	1,066	400	38
Travel	1,360	1,441	(81)	(6)
Communications	1,155	1,090	65	6
General insurance	1,066	1,081	(15)	(1)
Other	6,155	5,741	414	7
	28,047	25,146	2,901	12
Total Non-Interest Expenses	$ 158,182	$ 135,166	$ 23,016	17%
Efficiency Ratio (teb)[1]	48.2%	45.2%		300bp[2]

(1) Non-interest expenses as a percentage of total revenues (net interest income (teb) plus other income). See page 26 for a discussion of non-GAAP measures.
(2) bp – basis points.

Total non-interest expenses of $158.2 million increased 17% ($23.0 million) and included 19% higher salary and benefit costs, largely reflecting stock-based compensation charges, increased staff complement and annual salary increments. Total stock-based compensation charges of $10.7 million represented a $4.9 million increase over fiscal 2008 and included $4.0 million of expense recognized for Restricted Share Units (RSU) and $1.7 million of additional non-cash, stock-based compensation expense reflecting required accounting treatment for stock options voluntarily forfeited by certain CWB management. During the year, certain management irrevocably released their collective right, title and interest in 1.3 million stock options, without consideration, to facilitate a revised long-term employee compensation program. The Board of Directors, in consultation with external consultants and senior management, enacted enhancements to the Bank's previous long-term employee compensation program to add a RSU component and reduce the future component of stock options. The objective of the new program was to increase overall employee retention for the Bank and to better align CWB's long-term compensation with industry practices. The number of full-time equivalent employees grew 4% from October 31, 2008 with the increase mostly reflecting staffing requirements for additional bank branches and other business expansion. Premises and equipment expenses, including depreciation, increased 16% ($3.7 million) mainly resulting from ongoing business growth and capital investment, while advertising expense increased $1.1 million. Annual non-interest expenses related to Adroit were $2.7 million, including amortization of intangible assets. Other increases in non-interest expenses mainly reflect costs to manage the ongoing growth and development of CWB's businesses.

Growth in non-interest expenses, including certain one-time items, surpassed growth in total revenues (teb), leading to an efficiency ratio (teb) of 48.2%, a 300 basis point deterioration compared to the prior year. Non-interest expenses as a percentage of average assets of 1.4% remained comparable to 2008.

Outlook for Non-Interest Expenses and Efficiency

While growth in total revenues (teb) is expected to have a modest positive impact on the efficiency ratio (teb) in 2010, the improvement will be tempered by increased spending in certain areas to allow for effective execution of CWB's strategic plan. Expenses related to additional staff complement, expanded premises, technology upgrades and process improvements are an integral part of management's commitment to effectively support growth and maximize shareholder value over the long-term. Building on CWB's position as an employer of choice is a priority, and annual salary increments and further enhancements to the employees' benefit programs are anticipated. In the fourth quarter of 2009 CWB opened new full service branches in Saskatoon, Saskatchewan and Kamloops, BC. Two additional branches are expected to open late in 2010. Investments in technology, such as those being made for the introduction of a new loan origination system, systems infrastructure and business applications, including an integrated general ledger and budget system, will also contribute to the level of non-interest expenses in 2010, but are expected to provide significant operating efficiencies. Announced reductions in capital tax rates, as well as expectations for modest inflationary pressures in 2010 will moderate non-interest expenses. Overall, CWB expects to achieve an efficiency ratio (teb) of 48% or better in fiscal 2010.

Income and Capital Taxes

The provision for income taxes (teb) was 31.8%, down from 32.7% in the prior year. The prior year's provision includes $1.0 million of additional tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. The provision before the teb adjustment was 28.2%, compared to 30.1% in the previous year. The federal corporate income tax rate was reduced from 19.5% to 19.0%, effective January 1, 2009. Effective July 1, 2009, the corporate provincial income tax rate in Manitoba decreased 100 basis points to 12%. On April 1, 2009, the capital tax rate in BC applicable to CWB decreased to 0.33%, down from 0.67%, and is expected to be eliminated completely by April 1, 2010.

Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities and their values for tax purposes. The future income tax asset relates primarily to the general allowance for credit losses. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

Capital losses of $11.1 million (2008 – $11.1 million) are available to apply against future capital gains and have no expiry date. The tax benefit of these capital losses has not been recognized.

TABLE 6 – CAPITAL TAXES

($ thousands)

	Capital Tax Rate	Capital Allocation	2009	2008	Change from 2008 $	Change from 2008 %
British Columbia	0.47%(1)	26%	$ 1,149	$ 1,469	$ (320)	(22)%
Alberta	n/a	69%	–	–	–	–
Saskatchewan	0.70%	4%	375	283	92	33
Manitoba	3.00%	1%	408	249	159	64
Total Capital Taxes			$ 1,932	$ 2,001	$ (69)	(3)%

(1) The BC capital tax rate decreased from 0.67% to 0.33% effective April 1, 2009. The above table reflects the blended rate for 2009.

Capital taxes for 2009 totaled $1.9 million, representing a 3% decline from 2008. Lower capital taxes are mainly attributed to a 2009 decrease in the capital tax rate in BC, partially offset by increased capital associated with the retention of earnings and the preferred unit offerings.

Outlook

Based on current expectations, CWB's budgeted income tax rate (teb) for fiscal 2010 is 28.8%, or 30.3% before the teb adjustment. Provincially levied capital taxes are expected to decline in conjunction with the above-mentioned rate reduction, partially offset by the ongoing retention of earnings and the impact of new capital issues, if material.

Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income (OCI) all net of income taxes. CWB's OCI includes unrealized gains and losses on available-for-sale cash and securities, and derivative instruments designated as cash flow hedges.

Comprehensive income totaled $130.6 million for the year, compared to $102.7 million in the same period last year. As previously noted, net income was up 4% ($4.3 million) compared to one year ago. Higher OCI reflects $47.2 million of unrealized gains on available-for-sale securities compared to $2.6 million of unrealized losses during the same period last year. These increases were partially offset by higher reclassifications to other income related to available-for-sale securities and higher reclassifications to net interest income and other liabilities related to derivative instruments designated as cash flow hedges.

TABLE 7 – COMPREHENSIVE INCOME
($ thousands)

	2009	2008
Net Income	$ 106,285	$ 102,019
Other Comprehensive Income		
Available-for-sale securities		
Gains (losses) from change in fair value, net of tax	47,214	(2,631)
Reclassification to other income, net of tax	(17,556)	(3,271)
	29,658	(5,902)
Derivatives designated as cash flow hedges		
Gains from change in fair value, net of tax	9,453	9,341
Reclassification to net interest income, net of tax	(9,379)	(1,773)
Reclassification to other liabilities for derivatives terminated prior to maturity, net of tax	(5,410)	(938)
	(5,336)	6,630
	24,322	728
Total Comprehensive Income	$ 130,607	$ 102,747

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $2,189 million at October 31, 2009, compared to $1,798 million one year ago. The unrealized gain recorded on the balance sheet at October 31, 2009 was $24.8 million, compared to an unrealized loss of $17.8 million as at October 31, 2008. The change in unrealized gains and losses is primarily attributed to a market value improvement in the preferred share portfolio; unrealized gains in this portfolio totaled $5.8 million at October 31, 2009, compared to unrealized losses of $17.8 million a year earlier. The cash and securities portfolio is mainly comprised of high quality debt instruments and a much smaller component of preferred equities, primarily those of the major Canadian banks, which are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in fair value for these portfolios are generally attributed to changes in interest rates, market credit spreads and shifts in the interest rate curve. In fiscal 2009, the Bank elected to introduce a relatively small equity investment portfolio to be managed by Adroit. Adroit's investment mandate for this portfolio is to invest in common shares of Canadian large market capitalization firms with a goal to achieve reasonable long-term capital appreciation with a preference toward dividend income. While the combined value of investments in preferred and common equity is relatively small in relation to total liquid assets, it does increase the potential for comparatively larger fluctuations in OCI.

Reflecting the Bank's investment strategies and abnormal markets attributed to the global financial crisis, including rapidly falling interest rates and unprecedented market demand for short-term government-grade investments, realized gains on sale of securities in 2009 were $25.2 million, a $20.5 million increase compared to the prior year. The Bank was able to capitalize on opportunities to realize gains in 2009 while maintaining relatively comparable yields on reinvestment in other high quality, investment-grade securities. The Bank has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime lending or monoline insurers.

See Table 27 – Valuation of Financial Instruments on page 56 of this MD&A for additional information.

Cash and securities are managed in conjunction with CWB's overall liquidity and additional information is included in the Liquidity Management discussion beginning on page 43 of this MD&A.

Loans

Highlights of 2009

- Total loan growth of 7%, led by 17% growth in commercial mortgages, 13% growth in personal loans and mortgages, including Optimum Mortgage, and 11% growth in corporate loans.
- A decline in real estate project loans and no growth in the equipment financing portfolio reflecting both expected loan repayments due to these portfolios' relatively short durations and a marked reduction in lending opportunities reflective of a recessionary environment.

TABLE 8 – OUTSTANDING LOANS BY PORTFOLIO
($ millions)

			Change from 2008	
	2009	2008	$	%
Commercial mortgages	**$ 2,051**	$ 1,759	$ 292	17%
General commercial	**1,992**	1,889	103	5
Real estate project loans	**1,803**	1,819	(16)	(1)
Personal loans and mortgages	**1,451**	1,288	163	13
Equipment financing	**1,186**	1,186	–	–
Corporate loans	**672**	604	68	11
Oil & gas production	**157**	155	2	1
Total Outstanding Loans	**$ 9,312**	$ 8,700	$ 612	7%

Total loans, excluding the allowance for credit losses, increased 7% ($612 million) to total $9,312 million at year end. Measured by loan type as shown in Table 8, commercial mortgages represented the strongest source of loan growth in 2009, measured in both dollar and percentage terms. Personal loans and mortgages, which include the Bank's alternative residential mortgage business, Optimum Mortgage (Optimum), showed the next best performance with 13% growth. General commercial loans grew 5% over 2008 and include categories based on industry sector (see Table 12 on page 40) such as manufacturing, finance and insurance, wholesale and retail trade, and others. Corporate loans were up 11% with the increase mainly reflecting reduced foreign-based competition due to the global financial crisis and increased demand for additional syndicate partners by the major Canadian banks. Corporate loans represent a diversified portfolio that is centrally sourced and administered through a designated lending group located in Edmonton. These loans include participation in select syndications structured and led primarily by the major Canadian banks, but exclude participation in various other syndicated facilities sourced through relationships developed at CWB branches. Syndicated facilities that are sourced in branches are primarily real estate project loans and oil and gas production loans and are included under the appropriate classifications in Table 8. The only year-over-year decline by loan type was in real estate project loans which reflects both significant loan repayments due to this portfolio's relatively short duration and reduced new lending opportunities in this area. The equipment financing portfolio also has a short duration with loans fully repaid over a period of three to five years. As shown, new equipment financing loans were offset by repayments in the year resulting in nil growth for 2009. Oil and gas production loans increased marginally and represent a very small component of the overall portfolio. Constrained growth for both equipment financing and oil and gas production loans was largely attributed to ongoing softness in the oil and natural gas services industries. Growth in the equipment financing portfolio was further impacted by systemic weakness in the forestry industry.

Loans in Optimum, the Bank's alternative mortgage business, increased 20% over October 31, 2008 to reach $561 million at year end. Real estate values stabilized during the latter half of fiscal 2009 and the overall level of residential sales activity in Western Canada continued to show surprising resilience. Improved residential sales activity also positively impacted marketing time for homes in foreclosure and had a favourable effect on the overall level of delinquent loans, which first began to trend higher in the third quarter of fiscal 2008. During the year, Optimum began offering higher ratio mortgages insured by either the Canada Mortgage and Housing Corporation or Genworth Financial Canada. Management expects insured mortgages will become a larger component of this portfolio going forward. In late 2008, Optimum began underwriting residential mortgages in certain targeted regions of Ontario in an effort to further grow and diversify this portfolio. Uninsured mortgages, secured via conventional residential first mortgages currently represent approximately 81% of Optimum's total portfolio. These mortgages carry a weighted average underwritten loan-to-value ratio at origination of approximately 70%. The vast majority of all Optimum mortgages carry a fixed interest rate with the principal amortized over 25 years or less. Management remains committed to grow this business over time as it continues to produce strong returns while maintaining an acceptable risk profile.

The mix of the portfolio shifted during the year (see Figure 1 below), with comparatively stronger growth in commercial mortgages and in personal loans and mortgages offsetting constrained growth in equipment financing and the decrease in real estate project loans. The geographic distribution of loans (see Figure 3 on page 40) also changed slightly year-over-year reflecting stronger lending activity in BC and increased loans outstanding in Ontario, mainly from corporate syndications. Based on the location of security, Alberta and BC represented 50% and 35% of total loans at year end, respectively.

FIGURE 1 – OUTSTANDING LOANS BY PORTFOLIO
(October 31, 2008 in brackets)



Personal Loans & Mortgages 16% (15%)
General Commercial 21% (21%)
Corporate Loans 7% (7%)
Oil & Gas Production 2% (2%)
Commercial Mortgages 22% (20%)
Equipment Financing 13% (14%)
Real Estate Project Loans 19% (21%)

Outlook for Loans

Management expects the Bank will return to double-digit loan growth and has set its fiscal 2010 loan growth target at 10%. This reflects the belief that CWB will continue to gain market share due to a combination of its expanded market presence, the implementation of enhanced loan origination and brand awareness strategies, and fewer foreign-based competitors in some lending areas. Management also believes Western Canada will be poised for a comparatively faster recovery than the rest of Canada once major global economies commence a sustained period of growth. While challenging economic conditions are expected to persist, particularly in areas related to natural gas, the current outlook for new loans is encouraging. Paybacks on existing real estate project loans, equipment financing and other accounts will moderate the overall level of loan growth and this circumstance is expected to continue until there is increased certainty regarding both the strength and timing of an economic recovery.

Credit Quality

Highlights of 2009

- Credit quality remained satisfactory despite a recessionary environment.
- Provision for credit losses was $13.5 million and represented 15 basis points of average loans, consistent with the fiscal 2009 target range.
- Gross impaired loans increased as expected in view of the ongoing economic challenges and represented 149 basis points of total loans at October 31, 2009, compared to 105 basis points at the end of fiscal 2008.

Impaired Loans

As shown in Table 9 on page 38, gross impaired loans totaled $137.9 million and represented 149 basis points of outstanding loans. Fluctuations in the level of impaired loans are expected as loans become impaired and are subsequently resolved. The dollar level of gross impaired loans does not directly reflect the dollar value of expected write-offs given the tangible security held against the Bank's lending positions. The global economic recession has impacted virtually all industries represented in the Bank's loan portfolio. Recessionary effects have had the most pronounced impact on the construction and real estate industries and have resulted in an oversupply of residential product and the retraction of purchase agreements in a number of markets. The overall level of residential sales activity has improved and Canada's economic recovery and a continued low interest rate environment will have a further positive impact on demand in this area. The substantial reduction in natural gas prices has had a significant negative impact on exploration activity and continues to adversely affect cash flows for companies involved in oil and gas services, particularly in Alberta. Crude oil prices have rebounded and exploration and production companies appear to be increasing their capital budgets tied to conventional oil exploration. There is also clear evidence supporting increased capital investment in both the Alberta oil sands and the shale gas deposits in BC. These areas should have a positive impact on the overall level of activity in fiscal 2010. Systemic softness in the forestry industry is expected to continue, but this currently represents less than 2% of the Bank's overall portfolio.

TABLE 9 – CHANGE IN GROSS IMPAIRED LOANS
($ thousands)

	2009	2008	2007	Change from 2008 $	Change from 2008 %
Gross impaired loans, beginning of period	$ **91,636**	$ 21,104	$ 10,403	$ 70,532	334%
New formations	**158,129**	99,078	21,185	59,051	60
Reductions, impaired accounts paid down or returned to performing status	**(97,979)**	(25,968)	(9,698)	(72,011)	277
Write-offs	**(13,842)**	(2,578)	(786)	(11,264)	437
Total, end of period	**137,944**	91,636	21,104	46,308	51
Balance of the ten largest impaired accounts	**76,101**	56,797	13,735	19,304	34
Total number of accounts classified as impaired	**224**	161	85	63	39
Total number of accounts classified as impaired under $1 million	**199**	142	78	57	40
Gross impaired loans as a percentage of total loans[1]	**1.49%**	1.05%	0.28%	–	44bp[2]

(1) Total loans do not include an allocation for credit losses or deferred revenue and premiums.
(2) bp – basis point change.

Although the level of gross impaired loans increased substantially compared to prior years, the ongoing resolution of impaired accounts with relatively low loss experience demonstrates the benefits of CWB's secured lending practices, as well as the ongoing success of loan realization efforts and work out programs. The current estimates of expected write-offs for existing loans classified as impaired are reflected in the specific provisions for credit losses. The Bank establishes its current estimates of expected write-offs through detailed analyses of both the overall quality and ultimate marketability of the security held against impaired accounts. The ten largest accounts classified as impaired measured by dollars outstanding represented approximately 55% of the total gross impaired loans at year end, compared to 62% a year earlier. While new formations of impaired loans exceeded reductions in the year by $60.1 million, more than half of the net increase compared to 2008 was represented by two large accounts that were classified as impaired during the fourth quarter.

The 2009 provision for credit losses of $13.5 million increased $1.5 million over the previous year and represented 15 basis points of average loans, unchanged from 2008. At October 31, 2009, gross impaired loans exceeded the total allowance for credit losses by $62.5 million, representing 68 basis points (2008 – 19 basis points) of net loans outstanding (see Figure 2). In the five years prior to fiscal 2008, relatively consistent dollar provisions for credit losses together with an exceptionally low level of impaired loans had resulted in the total allowance for credit losses exceeding gross impaired loans, which is also reflected in Figure 2. The general allowance represented 65 basis points of risk-weighted assets at year end (2008 – 70 basis points). Continued fluctuations are expected as the economic cycle runs its course and as specific weaknesses in the portfolio become evident. The allowance for credit losses as a percentage of gross impaired loans (coverage ratio) decreased to 55% (2008 – 82%).

FIGURE 2 – NET IMPAIRED LOANS AS A PERCENTAGE OF NET LOANS OUTSTANDING


2009
0.68%
2008
0.19%
(0.57%)
(0.75%)
(0.68%)
(0.36%)
(0.36%)
2002
0.13%
2001
0.25%
2000
0.17%

The overall loan portfolio is reviewed regularly with credit decisions undertaken on a case-by-case basis to provide early identification of possible adverse trends. Loans that have become impaired are monitored closely with regular quarterly, or more frequent, review of each loan and its realization plan.

Outlook for Impaired Loans

Overall credit quality is expected to remain satisfactory and actual losses should be within CWB's range of acceptable levels. The level of gross impaired loans will continue to fluctuate up and down from current levels until realization objectives are attained and the credit cycle runs its course. Gross impaired loans will return to more normal levels over time as an economic recovery is confirmed. Overall lending exposures will continue to be closely monitored and management remains confident in the strength, diversity and the underwriting structure of the loan portfolio.

Allowance for Credit Losses

Table 10 shows the year-over-year change in the allocation of the allowance for credit losses to specific provisions by category of impaired loans and to the general allowance for credit risk.

TABLE 10 – ALLOWANCE FOR CREDIT LOSSES
($ thousands)

	2009 Opening Balance	Write-Offs, net of Recoveries[1]	Provision for Credit Losses	2009 Ending Balance
Specific Allowance				
Commercial	$ 6,111	$ 4,877	$ 58	$ 1,292
Real estate	2,948	5,158	7,821	5,611
Equipment financing	5,647	2,786	3,335	6,196
Consumer and personal	305	758	1,660	1,207
	15,011	13,579	12,874	14,306
General Allowance	60,527	–	626	61,153
Total	$ 75,538	$ 13,579	$ 13,500	$ 75,459

(1) Recoveries in 2009 totaled $263 (2008 – $3,093).

The allowance for credit losses is maintained to absorb both identified and unidentified losses in the loan portfolio and, at October 31, 2009, consisted of $14.3 million in specific allowances and $61.2 million in the general allowance for credit losses. Specific allowances include the accumulated allowances for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes allowances for losses inherent in the portfolio that are not presently identifiable on an account-by-account basis. The general allowance represented 66 basis points of gross outstanding loans (2008 – 70 basis points) and 65 basis points of risk-weighted assets (2008 – 70 basis points). An assessment of the adequacy of the general allowance is conducted quarterly and measured against the five- and 10-year loan loss averages. In addition, a method of applying a progressive (increasing with higher risk) loss ratio range against groups of loans of a common risk rating is utilized to test the adequacy of the general allowance. The general allowance is expected to increase in strong economic times and decrease in weaker economic times as impaired accounts are identified and allowances are allocated to specific credits.

Policies and methodology governing the management of the general allowance are in place. The loan portfolio is delineated through the assignment of internal risk ratings to each borrower. The rating is based on assessments of key evaluation factors for the nature of the exposure applied on a consistent basis across the portfolio. The rating system has 12 levels of risk and ratings are updated at least annually for all loans, with the exception of consumer loans and single-unit residential mortgages. Development of additional methodology to support the testing of the adequacy of the general allowance will continue.

Outlook for Allowance for Credit Losses

Specific allowances will continue to be determined on an account-by-account basis and reviewed quarterly. The general allowance is expected to vary from quarter to quarter to account for portfolio growth, lower levels of specific allowances in strong economic times and higher levels of specific allowances in weaker economic times, such as the current period. Based on management's current outlook for credit performance, actual historic loss experience and results from stress testing of the portfolio, the existing level of the general allowance is deemed sufficient to mitigate losses inherent in the portfolio that are not presently identifiable.

Provision for Credit Losses

The provision for credit losses represented 15 basis points of average loans in 2009 (see Table 11), a decrease from the five- and ten-year averages of 18 basis points and 21 basis points, respectively. The decrease in the provision as a percentage of average loans reflects relatively consistent dollar provisions coupled with asset growth. Net new specific provisions represented 14 basis points of average loans in 2009. These results compare to the five- and ten-year trend when the net new specific provision for credit losses averaged six basis points and 13 basis points of average loans, respectively. The credit quality of the portfolio resulted in 5% of the current year's provision for credit losses being allocated to the general allowance for credit losses. The Bank has a long history of strong credit quality and low loan losses, both of which compare very favourably to the Canadian banking industry. External factors that may impact Western Canada and the sectors in which the Bank's customers operate are continually analyzed.

TABLE 11 – PROVISION FOR CREDIT LOSSES

($ thousands)

	2009	2008	2007	2006	2005
Provision for credit losses[1]	0.15%	0.15%	0.16%	0.20%	0.24%
Net new specific provisions (net recovery)[2]	0.14	0.09	0.04	(0.03)	0.06
General allowance	$ 61,153	$ 60,527	$ 55,608	$ 48,037	$ 36,462
Coverage ratio[3]	55%	82%	299%	514%	370%

(1) As a percentage of average loans.
(2) Portion of the year's provision for credit losses allocated to specific provisions as a percentage of average loans.
(3) Allowance for credit losses as a percentage of gross impaired loans.

Outlook for Provision for Credit Losses

The provision for credit losses in 2010 is expected to be between 15 to 20 basis points of average loans, up modestly from the target range established for fiscal 2009. The expected provision reflects the Bank's current assessment based on reasonable assumptions about the economic outlook, expected growth, the overall quality of the portfolio and its underlying security, as well as the adequacy of the general allowance for credit losses. This assessment is ongoing and management's expectations are communicated no less than quarterly.

Diversification of Portfolio

Total Advances Based on Location of Security

FIGURE 3 – GEOGRAPHICAL DISTRIBUTION OF LOANS[1]

(October 31, 2008 in brackets)


British Columbia 35% (36%)
Alberta 50% (53%)
Saskatchewan 5% (4%)
Manitoba 3% (2%)
Other 7% (5%)

(1) Includes letters of credit.

The following table illustrates the diversification in lending operations by standard industry sectors.

TABLE 12 – TOTAL ADVANCES BASED ON INDUSTRY SECTOR[1]

% at October 31

	2009	2008
Construction	22%	24%
Real estate operations	22	22
Consumer loans and residential mortgages[2]	14	13
Transportation and storage	6	6
Health and social services	4	4
Hotel/motel	4	4
Finance and insurance	4	3
Oil and gas (service)	3	4
Oil and gas (production)	3	3
Manufacturing	3	3
Other services	3	3
Retail trade	3	2
Logging/forestry	2	2
Wholesale trade	1	2
All other	6	5
Total	100%	100%

(1) Table is based on the Standard Industrial Classification (SIC) codes.
(2) Residential mortgages in this table include only single-family properties.

The loan portfolio is focused on areas of demonstrated lending expertise, while concentrations measured by geographic area and industry sector are managed within specified tolerance levels. The portfolio is well diversified with a mix of commercial and personal business. Equipment financing is sourced within branches or through stand-alone equipment financing centres, while oil and gas production lending is conducted by specialists located in Calgary. In addition to these areas, real estate divisions are established in each major centre in which the Bank operates. A specialized group manages the alternative residential mortgage business, Optimum, with centralized administration based in Edmonton.

Outlook for Diversification of Portfolio

Portfolio diversification by geography is expected to remain relatively consistent with prior years. Interim construction accounts (real estate project loans) are expected to show modest or slightly negative growth in 2010, reflecting a combination of loan repayments due to this portfolio's relatively short duration and moderated lending opportunities compared to other lending areas. An enhanced emphasis on generating residential mortgages, mainly through Optimum Mortgage, should result in a further increase in the proportion of consumer loans and residential mortgages in fiscal 2010.

Deposits

Highlights of 2009

- Personal deposits, which include the Bank's lowest cost source of funding, increased 20%.
- Business and government deposits decreased 18% largely reflecting impacts from the global financial crisis.
- Branch and trust generated demand and notice deposits increased 31% to comprise 33% of total deposits at year end.
- Branch and trust generated deposits were 64% of total deposits, up from 63% a year earlier.

TABLE 13 – DEPOSITS
($ thousands)

	Demand	Notice	Term	2009 Total	% of Total
Personal	$ 20,028	$ 1,660,715	$ 4,717,146	$ 6,397,889	67%
Business and government	339,148	1,117,886	1,655,315	3,112,349	32
Deposit taking institutions	–	–	2,000	2,000	–
Deposit from CWB Capital Trust[1]	–	–	105,000	105,000	1
Total Deposits	$ 359,176	$ 2,778,601	$ 6,479,461	$ 9,617,238	100%
% of Total	4%	29%	67%	100%	

	Demand	Notice	Term	2008 Total	% of Total
Personal	$ 16,071	$ 732,630	$ 4,601,439	$ 5,350,140	58%
Business and government	367,012	1,277,409	2,136,158	3,780,579	41
Deposit taking institutions	–	–	10,000	10,000	–
Deposit from CWB Capital Trust[1]	–	–	105,000	105,000	1
Total Deposits	$ 383,083	$ 2,010,039	$ 6,852,597	$ 9,245,719	100%
% of Total	4%	22%	74%	100%	

(1) The senior deposit note of $105 million issued to Canadian Western Bank Capital Trust (CWB Capital Trust) is reflected as a deposit payable on a fixed date. This senior deposit note bears interest at an annual rate of 6.199% until December 31, 2016 and, thereafter, at the CDOR 180-day Bankers' Acceptance Rate plus 2.55%. This note is redeemable at the Bank's option, in whole or in part, on and after December 31, 2011, or earlier in certain specified circumstances, both subject to the approval of OSFI. Each one thousand dollars of WesTS note principal is convertible at any time into 40 non-cumulative redeemable CWB First Preferred Shares Series 1 of the Bank at the option of CWB Capital Trust. CWB Capital Trust will exercise this conversion right in circumstances in which holders of WesTS exercise their holder exchange right. See the Capital Management discussion on page 46 of this MD&A or Note 14 to the consolidated financial statements for more information on WesTS and CWB Capital Trust.

Total deposits at year end of $9,617 million increased 4% ($372 million) over 2008 as very strong 20% ($1,048 million) growth in personal deposits more than offset an 18% ($668 million) decline in business and government deposits. Reflecting the Bank's commercial focus, a considerable portion of branch deposits are generated from corporate clients that tend to hold larger balances compared to personal retail clients (See the Liquidity Management section on page 43 of this MD&A). The considerable change in deposit mix compared to 2008 was due in part to a strategic effort to both diversify the Bank's overall funding mix by targeting a broader customer base and to not meet competitive pricing pressures for wholesale deposits. Pricing pressures were particularly evident during the first half of fiscal 2009 when there was a significant increase in the demand for liquidity by financial institutions in Canada and globally. Some business customers also prudently chose to direct their excess cash balances toward the repayment of debt until the economic outlook was more certain.

TABLE 14 – DEPOSITS BY SOURCE
(as a percentage of total deposits at October 31)

	2009	2008	2007	2006	2005
Branches	64%	63%	64%	66%	67%
Deposit brokers	34	34	33	30	32
Corporate wholesale	1	2	2	2	1
Deposit from CWB Capital Trust	1	1	1	2	–
Total	100%	100%	100%	100%	100%

Deposits are primarily generated from the branch network (including CWT) and a deposit broker network. Increasing the level of retail deposits is an ongoing focus as success in this area provides the most reliable and stable source of funding. CWB's high-interest Summit Savings Account® continued to be well received, with the total dollar value of deposits from this source growing $110 million in the year to reach $571 million. An Internet-based division of the Bank named *Canadian Direct Financial*™ was introduced in September 2008 to offer retail deposit products primarily to customers who do not have convenient access to CWB's branch network. Although it was launched as a pilot initiative, *Canadian Direct Financial*™ has shown good results to date and management is optimistic about its potential to provide a valued and diversified source of funding. Insured deposits raised through deposit brokers also remain a valued funding source. Although these funds are subject to commissions, this cost is countered by a reduced dependence on a more extensive branch network and the benefit of generating insured fixed term retail deposits over a wide geographic base. Corporate wholesale deposits represent larger deposits raised through CWB's corporate office rather than the branch network. Growth in total branch and trust generated deposits was 5%. The demand and notice component within branch-raised deposits increased 31% to comprise 33% of total deposits at year end, up from 26% in the previous year. At October 31, 2009, branch and trust generated deposits comprised 64% of total deposits, compared to 63% in the previous year. The increase in branch-raised deposits as a percentage of total deposits compared to October 31, 2008 reflects very strong growth in the demand and notice component that more than offset a 4% ($130 million) increase in fixed rate term deposits raised through the deposit broker network and a reduction in larger commercial term deposits raised in the branches. The significant growth in demand and notice deposits compared to 2008 reflects CWT's appointment during the year as trustee for a major Canadian investment dealer and ongoing execution of strategies to further enhance and diversify the Bank's core funding sources.

Outlook for Deposits

A strategic focus on increasing branch-raised deposits (including CWT) will continue in 2010, with particular emphasis on the demand and notice component, which is often lower cost and provides associated transactional fee income. CWB's expanded market presence also supports objectives to generate branch-raised deposits. Further diversifying the deposit base via new and/or enhanced product offerings and through *Canadian Direct Financial*™ are ongoing initiatives. Valiant received federal approval to become a deposit–taking trust company in 2009 and this will provide an additional channel to generate deposits in the future. The Bank's deposit broker network also remains a valued source for raising insured fixed-term retail deposits and has proven to be an extremely effective and efficient way to access liquidity over a wide geographic base.

Other Assets and Other Liabilities

At October 31, 2009 other assets totaled $211 million (2008 – $179 million). Insurance related other assets were $56 million (2008 – $53 million) and consisted primarily of instalment premiums receivable as well as the reinsurers' share of unpaid claims. Other assets at October 31, 2009 also include goodwill and intangible assets of $9.4 million and $6.5 million, respectively.

Other liabilities totaled $657 million at October 31, 2009 (2008 – $301 million) and included $300 million of securities purchased under reverse resale agreements (2008 – $nil). Reverse resale agreements are used for short-term cash management purposes. Insurance related other liabilities were $146 million (2008 – $135 million) and consisted primarily of provisions for unpaid claims and adjustment expenses and unearned premiums.

Liquidity Management

Highlights of 2009

- Strong liquidity position and conservative investment profile.
- Implemented improved methodologies for measuring and monitoring liquidity.
- Enhanced deposit monitoring capabilities.
- No direct exposure to troubled asset classes.

A schedule outlining the consolidated securities portfolio at October 31, 2009 is provided in Note 4 to the consolidated financial statements. A conservative investment profile is maintained by ensuring:

- all investments, other than preferred shares and those securities categorized as "other marketable securities", are limited to high quality debt securities and short-term money market instruments;
- specific investment criteria and procedures are in place to manage the securities portfolio;
- regular review, monitoring and approval of investment policies by the Asset Liability Committee (ALCO); and
- quarterly reporting to the Board of Directors on the composition of the securities portfolio supported by an annual review and approval by the Board of Directors.

The Bank has no direct exposure to any troubled non-bank sponsored asset-backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime mortgages or monoline insurers. The Bank's liquidity management is a comprehensive process that includes, but is not limited to:

- monitoring of liquidity reserve levels;
- operating micro and macro scenario stress testing;
- maintenance of a short duration liquidity portfolio;
- monitoring the credit profile of the liquidity portfolio;
- monitoring deposit behaviour; and
- ongoing market surveillance.

TABLE 15 – LIQUID ASSETS
($ thousands)

	2009	2008	Change from 2008
Cash	$ 4,069	$ 8,988	$ (4,919)
Deposits with regulated financial institutions	280,358	464,193	(183,835)
Cheques and other items in transit	12,677	18,992	(6,315)
Total Cash Resources	297,104	492,173	(195,069)
Securities purchased (sold) under resale agreements (net)	(300,242)	77,000	(377,242)
Government of Canada treasury bills	156,677	214,482	(57,805)
Government of Canada, provincial and municipal bonds, term to maturity 1 year or less	130,510	167,683	(37,173)
Government of Canada, provincial and municipal bonds, term to maturity more than 1 year	820,413	417,657	402,756
Preferred shares	434,361	256,232	178,129
Other marketable securities	349,448	171,671	177,777
Total Securities Purchased or Sold Under Resale Agreements and Marketable Securities	1,591,167	1,304,725	286,442
Total Liquid Assets	$ 1,888,271	$ 1,796,898	$ 91,373
Total Assets	$ 11,635,872	$ 10,600,732	$ 1,035,140
Liquid Assets as a Percentage of Total Assets	16%	17%	(1)%
Total Deposit Liabilities	$ 9,617,238	$ 9,245,719	$ 371,519
Liquid Assets as a Percentage of Total Deposit Liabilities	20%	19%	1%

As shown in Table 15, liquid assets comprised of cash, interbank deposits, securities purchased under resale agreements and marketable securities totaled $1,888 million at October 31, 2009, an increase of $91 million compared to a year earlier. The Bank continues to carry more liquidity than it would in more normal market conditions and a stable economic environment. Liquid assets represented 16% (2008 – 17%) of total assets and 20% (2008 – 19%) of total deposit liabilities at year end.

Highlights of the composition of liquid assets at October 31, 2009 are as follows:

- maturities within one year decreased to 9% (2008 – 47%) of liquid assets, or $162 million (2008 – $836 million);
- Government of Canada, provincial and municipal debt securities increased to 59% (2008 – 45%) of liquid assets;
- deposits with regulated financial institutions, including Bankers' Acceptances, decreased to 15% (2008 – 26%) of liquid assets;
- preferred shares increased to 23% of liquid assets (2008 – 14%); and
- other marketable securities increased to 18% of liquid assets (2008 – 10%).

Securities purchased under reverse resale agreements totaled $300 million at October 31, 2009. This compares to October 31, 2008 when securities purchased under resale agreements totaled $77 million. These agreements are used for cash flow management purposes.

Securities purchased under reverse resale agreements are included in other liabilities. These represent short-term borrowings from securities dealers that require subsequent repurchase of the securities given as collateral, typically within a few days. CWB may enter into resale agreements which are included in liquid assets. These are short-term advances, typically no more than a few days in duration, to securities dealers and require the dealer to repurchase the securities, which are comprised of government securities or other high quality liquid securities. Short-term uncommitted and committed facilities have been arranged with a number of financial institutions. The government insured/guaranteed mortgage portfolios held by the Bank also represent a potential source of liquidity.

A significant portion of branch-generated deposits are generated from corporate clients that tend to hold larger balances and are subject to more volatility compared to deposits generated from personal retail clients.

The primary source of new funding is the issuance of deposit instruments. A summary of outstanding deposits by contractual maturity date is presented in Tables 16 and 17.

TABLE 16 – DEPOSIT MATURITIES WITHIN ONE YEAR
($ millions)

October 31, 2009	Within 1 Month	1 to 3 Months	3 Months to 1 Year	Cumulative Within 1 Year
Demand deposits	$ 359	$ –	$ –	$ 359
Notice deposits	2,779	–	–	2,779
Deposits payable on a fixed date	944	816	1,514	3,274
Total	**$ 4,082**	**$ 816**	**$ 1,514**	**$ 6,412**
October 31, 2008 Total	$ 3,695	$ 870	$ 1,916	$ 6,481

TABLE 17 – TOTAL DEPOSIT MATURITIES
($ millions)

October 31, 2009	Within 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 Years	Total
Demand deposits	$ 359	$ –	$ –	$ –	$ –	$ –	$ 359
Notice deposits	2,779	–	–	–	–	–	2,779
Deposits payable on a fixed date	3,274	1,693	773	394	240	–	6,374
Note to CWB Capital Trust	–	–	–	–	–	105	105
Total	**$ 6,412**	**$ 1,693**	**$ 773**	**$ 394**	**$ 240**	**$ 105**	**$ 9,617**
October 31, 2008 Total	$ 6,481	$ 1,205	$ 663	$ 520	$ 272	$ 105	$ 9,246

A breakdown of deposits by source is provided in Table 14 on page 42. Target limits by source have been established as part of the overall liquidity policy and are monitored to ensure an acceptable level of funding diversification is maintained. The Bank continues to aggressively pursue deposits through the branch network as its core funding source. At the same time, the total dollar value of deposit broker-generated deposits could increase, particularly in times of elevated market uncertainty when higher levels of liquidity are maintained. CWT raises deposits through notice accounts (comprised primarily of cash balances held in self-directed registered accounts), corporate trust deposits and the Bank's branch network, in addition to deposits generated through the deposit broker network. At October 31, 2009, CWT's notice account balances totaled $931 million (2008 – $429 million) reflecting its 2009 appointment as trustee for a major Canadian investment dealer and ongoing business and client growth. Also, as noted earlier, Valiant received federal approval in 2009 to become a deposit-taking institution which provides an additional channel to raise deposits in the future.

In addition to deposit liabilities, CWB has subordinated debentures outstanding that are presented in the table below.

TABLE 18 – SUBORDINATED DEBENTURES OUTSTANDING
($ thousands)

Interest Rate	Maturity Date	Earliest Date Redeemable by CWB at Par	2009	2008
5.550%[1]	November 19, 2014	November 20, 2009	$ 60,000	$ 60,000
5.426%[2]	November 21, 2015	November 22, 2010	70,000	70,000
5.070%[3]	March 21, 2017	March 22, 2012	120,000	120,000
5.571%[4]	March 21, 2022	March 22, 2017	75,000	75,000
5.950%[5]	June 27, 2018	June 27, 2013	50,000	50,000
Total			$ 375,000	$ 375,000

(1) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points. On November 20, 2009, these conventional debentures were redeemed by the Bank.
(2) Subsequent to year end, these conventional debentures were redeemed by the Bank.
(3) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.
(4) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 155 basis points. Of the $125,000 debentures issued, $5,000 were acquired by Canadian Direct Insurance Incorporated, a wholly owned subsidiary, and have been eliminated on consolidation.
(5) These conventional debentures have a 15-year term with a fixed interest rate for the first ten years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.
(6) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 302 basis points.

Outlook for Liquidity Management

The Bank has implemented improved methodologies for measuring and monitoring liquidity and has also enhanced its deposit monitoring capabilities. This has enabled management to better assess risks under various scenarios and provides flexibility to decrease the level of liquid asset coverage on a general basis. Overall liquidity is expected to decrease in future periods, although elevated levels will be maintained compared to what would be held under more normal market conditions. Management intends to maintain this strategy until economic uncertainties subside further.

Contractual Obligations

In addition to the obligations related to deposits and subordinated debentures discussed in the Deposits and Liquidity Management sections on pages 41 and 43 of this MD&A, as well as Notes 13, 17 and 28 of the consolidated financial statements, the following contractual obligations are outstanding at October 31, 2009:

TABLE 19 – CONTRACTUAL OBLIGATIONS
($ thousands)

	Within 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years	Total
Lease commitments	$ 8,625	$ 16,471	$ 15,646	$ 27,124	$ 67,866
Purchase obligations for capital expenditures	250	10	–	–	260
October 31, 2009	$ 8,875	$ 16,481	$ 15,646	$ 27,124	$ 68,126
October 31, 2008	$ 8,316	$ 15,609	$ 14,689	$ 28,873	$ 67,487

Capital Management

Highlights of 2009

- Achieved very strong Total and Tier 1 capital adequacy ratios of 15.4% and 11.3%, respectively.
- Completed offerings of preferred units for gross proceeds of $209.8 million.
- Introduced a dividend reinvestment plan.

Subsequent Highlights

- In December 2009, the Board of Directors declared a quarterly cash dividend of $0.11 per common share, unchanged from both the previous quarterly cash dividend and the quarterly cash dividend declared one year earlier. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. Under normal market conditions, the goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for common shareholders. In 2009, the global financial crisis led to significant demand for increased capital levels, particularly from investors. The Canadian financial industry responded with numerous issues of capital raised during periods of heightened market uncertainty.

In March 2009, the Bank issued 8.3 million preferred units for total proceeds of $209.8 million reflecting management's decision to respond to the overall market while providing capital flexibility to take advantage of potential acquisitions that could become available in a disrupted market. The opportunity to establish a market for preferred shares issued by CWB was an additional consideration, as accessing this type of Tier 1 capital for the Bank had previously proven very challenging. The preferred unit offerings consisted of both a public offering and a private placement to institutional investors. The preferred units issued via the public offering each consisted of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (the "Series 3 Preferred Shares") in the capital of the Bank with an issue price of $25.00 per share and 1.78 common share purchase warrants (each whole warrant a "Warrant"). Each Warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014. The preferred units issued by way of a private placement to institutional investors consisted of one Series 3 Preferred Share and 1.7857 Warrants. The Warrants have the same terms as those issued under the public offering.

Based on a $25.00 issue price, the Series 3 Preferred Shares yield a 7.25% dividend annually, payable quarterly, as and when declared by the Board of Directors of CWB for an initial period ending April 30, 2014. Thereafter, the dividend rate will reset every five years at a level of 500 basis points over the then current five-year Government of Canada bond yield. Holders of Series 3 Preferred Shares will, subject to certain conditions, have the option to convert their shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (the "Series 4 Preferred Shares") on April 30, 2014 and on April 30 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to a floating quarterly dividend rate equal to the then current 90-day Canadian Treasury Bill Rate plus 500 basis points, as and when declared by the Board of Directors of CWB. The Series 3 Preferred Shares and Series 4 Preferred Shares are redeemable at the option of CWB on April 30, 2014, and every fifth anniversary thereafter at a price of $25.00 per share. In addition, the Series 4 Preferred Shares are redeemable at the option of CWB at any other time, on or after April 30, 2014, at a price of $25.50 per share.

The Series 3 Preferred Shares and the Series 4 Preferred Shares qualify as Tier 1 capital for the Bank. Both the Series 3 Preferred Shares and the Warrants commenced trading on the Toronto Stock Exchange on March 2, 2009 under the trading symbols CWB.PR.A and CWB.WT, respectively.

The Bank has a share incentive plan that is provided to officers and employees who are in a position to materially impact the longer term financial success of the Bank as measured by share price appreciation and dividends. Note 19 to the consolidated financial statements details the number of options outstanding, the weighted average exercise price and the amounts exercisable at year-end. Note 19 to the consolidated financial statements also includes details of the RSU component of the Bank's long-term incentive plan which was introduced in fiscal 2009. During the year, CWB introduced a dividend reinvestment plan to provide holders of CWB's common shares and holders of any other class of shares deemed eligible by the Bank's Board of Directors with the opportunity to direct cash dividends paid toward the purchase of common shares. Further details regarding the Bank's dividend reinvestment plan are available at www.cwbankgroup.com/investor_relations/drip.htm.

Basel II Capital Adequacy Accord

OSFI requires banks to measure capital adequacy in accordance with guidelines for determining risk-adjusted capital and risk-weighted assets, including off-balance sheet commitments, which are commonly referred to as Basel II. CWB uses the standardized approach to calculate risk-weighted assets for both credit and operational risk. Based on the deemed credit risk of each type of asset, a weighting of 0% to 150% is assigned. As an example, a loan that is fully insured by the Canada Mortgage and Housing Corporation (CMHC) is applied a risk weighting of 0% as the Bank's risk of loss is nil, while typical uninsured commercial loans are assigned a risk weighting of 100% to reflect the higher level of risk associated with this type of asset. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for Canadian financial institutions. Off-balance sheet assets, such as the notional amount of derivatives and some credit commitments, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk-weighted calculations are prescribed by OSFI. As Canadian Direct is subject to separate OSFI capital requirements specific to insurance companies, the Bank's investment in CDI is deducted from total capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Current regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, OSFI has established that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is primarily comprised of common shareholders' equity, preferred shares and innovative capital (to a regulatory maximum of 15% of net Tier 1 capital) while Tier 2 capital primarily includes subordinated debentures (to the regulatory maximum amount of 50% of net Tier 1 capital) and the inclusion of the general allowance for credit losses (to a prescribed regulatory maximum).

Consistent with Basel II guidelines, CWB has now implemented an internal capital adequacy assessment process (ICAAP) aimed at ensuring that capital levels remain adequate in relation to current and future risks.

During the year the Bank complied with all internal and external capital requirements.

TABLE 20 – CAPITAL STRUCTURE AND REGULATORY RATIOS AT YEAR END

($ thousands)

	2009	2008	Change from 2008
Tier 1 Capital			
Retained earnings	$ 511,784	$ 448,203	$ 63,581
Accumulated unrealized losses on available-for-sale securities, net of tax(1)	–	(6,973)	6,973
Common shares	226,480	221,914	4,566
Preferred shares	209,750	–	209,750
Contributed surplus	19,366	14,234	5,132
Innovative capital instrument(2)	105,000	105,000	–
Non-controlling interest in subsidiary	267	–	267
Less goodwill of subsidiaries	(9,360)	(6,933)	(2,427)
Total	1,063,287	775,445	287,842
Tier 2 Capital			
General allowance for credit losses (Tier A)(3)	61,153	60,527	626
Accumulated unrealized gains on available-for-sale securities, net of tax(1)	2,118	–	2,118
Subordinated debentures (Tier B)(4)	380,000	380,000	–
Total	443,271	440,527	2,744
Less investment in insurance subsidiary	(56,768)	(47,700)	(9,068)
Total Regulatory Capital	$ 1,449,790	$ 1,168,272	$ 281,518
Regulatory Capital to Risk-Weighted Assets			
Tier 1 capital	11.3%	8.9%	2.4%
Tier 2 capital	4.7	5.1	(0.4)
Less investment in insurance subsidiary	(0.6)	(0.5)	(0.1)
Total Regulatory Capital Adequacy Ratio	15.4%	13.5%	1.9%
Assets to Regulatory Capital Multiple(5)	8.1	9.2	(1.1)

(1) Accumulated other comprehensive income related to unrealized losses on certain available-for-sale equity securities, net of tax, reduces Tier 1 capital, while unrealized gains on certain available-for-sale equity securities, net of tax, increases Tier 2 capital.

(2) Innovative capital may be included in Tier 1 capital to a maximum of 15% of net Tier 1 capital. Any excess innovative capital outstanding is included in Tier 2B capital.

(3) Banks are allowed to include their general allowance for credit losses up to a prescribed percentage of risk-weighted assets in Tier 2A capital. At October 31, 2009, the Bank's general allowance represented 0.65% (2008 – 0.70%) of risk-weighted assets.

(4) Tier 2B capital may be included in Tier 2 capital to a maximum of 50% of net Tier 1 capital. Any excess Tier 2B capital is included in capital as net Tier 1 capital increases. At October 31, 2009 and October 31, 2008 all subordinated debentures are included in Tier 2B capital.

(5) Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less goodwill divided by regulatory capital.

TABLE 21 – RISK-WEIGHTED ASSETS
($ thousands)

	Cash, Securities and Resale Agreements	Loans	Other Items	2009 Total	2009 Risk-Weighted Assets
Corporate	$ 180,925	$ 7,039,728	$ –	$ 7,220,653	$ 7,162,496
Sovereign	1,093,957	2,393	–	1,096,350	6,173
Bank	786,253	40,777	–	827,030	233,650
Retail residential mortgages	–	1,298,949	–	1,298,949	455,382
Other retail					
Excluding small business entities	–	165,210	–	165,210	122,402
Small business entities	–	774,501	–	774,501	596,198
Equity	10,169	–	–	10,169	10,169
Undrawn commitments	–	165,613	–	165,613	163,044
Operational risk	–	–	40,755	40,755	509,443
Other	–	43,484	179,505	222,989	136,722
As at October 31, 2009	$ 2,071,304	$ 9,530,655	$ 220,260	$ 11,822,219	$ 9,395,679
As at October 31, 2008	$ 1,689,497	$ 8,841,784	$ 194,694	$ 10,725,975	$ 8,679,176

TABLE 22 – RISK-WEIGHTED CATEGORY
($ thousands)

	0%	20%	35%	50%	75%	100%	150% and greater	2009 Balance	2009 Risk-Weighted
Corporate	$ 35,147	$ 17,009	$ –	$ 104,703	$ –	$6,977,898	$ 85,896	$ 7,220,653	$7,162,496
Sovereign	1,065,486	30,864	–	–	–	–	–	1,096,350	6,173
Bank	1,962	693,966	–	72,501	–	58,601	–	827,030	233,650
Retail residential mortgages	264,273	–	812,211	–	205,429	17,036	–	1,298,949	455,382
Other retail									
Excluding small business entities	1,287	2,405	–	–	160,474	–	1,044	165,210	122,402
Small business entities	2,205	3,127	–	–	719,270	37,456	12,443	774,501	596,198
Equity	–	–	–	–	–	10,169	–	10,169	10,169
Undrawn commitments	–	–	–	–	10,280	155,333	–	165,613	163,044
Operational risk	–	–	–	–	–	–	40,755	40,755	509,443
Other	72,531	15,123	–	–	6,464	128,871	–	222,989	136,722
As at October 31, 2009	$1,442,891	$ 762,494	$ 812,211	$ 177,204	$1,101,917	$7,385,364	$ 140,138	$ 11,822,219	$9,395,679
As at October 31, 2008	$ 948,334	$ 824,162	$ 830,118	$ 148,312	$1,009,422	$6,895,662	$ 69,965	$ 10,725,975	$8,679,176

At October 31, 2009, the total capital adequacy ratio was 15.4% (2008 – 13.5%), of which 11.3% (2008 – 8.9%) was Tier 1 capital. Total regulatory capital increased $281.5 million over 2008, primarily from the combination of:

- the issue of 8,390,000 preferred units for gross proceeds of $209.8 million;
- earnings, net of dividends, of $68.2 million;
- a net change related to accumulated unrealized gains/(losses) on available-for-sale securities of $9.1 million;
- an increase in the general allowance for credit losses of $0.7 million; partially offset by
- an increase of $2.4 million in the deduction for goodwill of subsidiaries; and
- an increase of $9.1 million in the investment in insurance subsidiary.

On November 20, 2009, subsequent to year end, the Bank redeemed $60.0 million of subordinated debentures.

Outlook for Capital Management

CWB expects to remain very well capitalized with both the Tier 1 and total capital ratios staying well above the regulatory minimums of 7% and 10% respectively. The ongoing retention of earnings should support capital requirements associated with the anticipated achievement of the 2010 minimum performance targets. Assuming a normal operating environment, the Bank's very strong capital ratios are currently above management's targeted thresholds and provide considerable flexibility to pursue strategic growth opportunities. Management continues to evaluate alternatives to deploy capital for the long-term benefit of CWB shareholders, which includes the potential for strategic acquisitions. OSFI has indicated to the Canadian financial institution industry that amendments will be forthcoming to the capital adequacy guidelines as a result of a global review of the adequacy of capital levels during the global financial crisis. It is unknown what the impact to Canadian banks will be, however, the industry in Canada is already very well capitalized.

Financial Instruments and Other Instruments

As a financial institution, most of CWB's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the Risk Management section on pages 59 to 65 of this MD&A.

Further information on how the fair value of financial instruments is determined is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of this MD&A on page 55.

Income and expenses are classified as to source, either securities or loans for income, and deposits or borrower funds for expense. Gains on the sale of securities, net, are shown separately in other income.

Derivative Financial Instruments

More detailed information on the nature of derivative financial instruments is shown in Note 11 to CWB's consolidated financial statements. The notional amounts of derivative financial instruments are not reflected on the consolidated balance sheets.

TABLE 23 – DERIVATIVE FINANCIAL INSTRUMENTS
($ thousands)

	2009	2008
Notional Amounts		
Interest rate contracts(1)	$ 235,000	$ 593,000
Equity contracts(2)	2,000	4,400
Foreign exchange contracts(3)	2,496	2,600
Total	$ 239,496	$ 600,000

(1) Interest rate contracts are used as hedging devices to manage interest rate risk. The outstanding contracts mature between November 2009 and June 2010. The total gross positive replacement cost of interest rate contracts was $2,265 (2008 – $9,827). This market value represents an unrealized gain, or the approximate payment the Bank would receive if these contracts were unwound and settled.

(2) Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The outstanding contracts mature between March 2010 and March 2011. The total gross positive replacement cost was $nil (2008 – $nil).

(3) U.S. dollar foreign exchange contracts are used from time to time to manage the difference between U.S. dollar assets and liabilities. At October 31, 2009, there were $2,233 U.S. (2008 – $2,424 U.S.) of forward foreign exchange contracts outstanding that mature between November 2009 and April 2010.

The active use of interest rate contracts continues to be an integral component in managing the Bank's short-term gap position. Derivative financial instruments are entered into only for the Bank's own account and CWB does not act as an intermediary in this market. Transactions are entered into on the basis of industry standard contracts with approved counterparties subject to periodic and at least annual review, including an assessment of the credit worthiness of the counterparty. Policies regarding the use of derivative financial instruments are approved, reviewed and monitored on a regular basis by ALCO and reviewed and approved by the Board of Directors at least annually. Given that interest rates appeared to have reached the bottom of the cycle during 2009, certain interest rate contracts were unwound to maximize returns when rates begin to trend upwards.

Acquisitions

On December 1, 2008 CWB finalized a transaction to acquire for cash, 72.5% ownership of Adroit Investment Management Ltd. (Adroit), an Edmonton-based firm specializing in wealth management for individuals, corporations and institutional clients. Adroit's financial products and services are an excellent strategic fit with CWB's existing banking and trust operations and provided a modest positive earnings impact for fiscal 2009. The acquisition supported a key strategic objective to enhance the Bank's revenue diversification and sources of fee income. Adroit's financial results are reported on a consolidated basis under the banking and trust segment.

On December 9, 2009, the Bank signed an agreement to acquire 100% of the common shares of National Leasing Group Inc. (National Leasing) in exchange for cash and common shares of the Bank (based on a price of approximately $22.42 per CWB common share). The vendors may retain a participating interest in National Leasing for up to 25 per cent of the agreed upon enterprise value of $130 million. The enterprise value of $130 million represents a multiple of approximately 9.8 times the National Leasing's fiscal 2009 operating net income or an 84% premium over book value. The acquisition is subject to regulatory and other approvals, and is expected to close at the beginning of February 2010.

National Leasing is a privately held commercial equipment leasing company for small to mid-size transactions. National Leasing is headquartered in Winnipeg, Manitoba and has over 58,000 lease agreements with a collective book value of approximately $650 million, including securitized leases which comprise approximately one half of the portfolio. The acquisition is expected to be modestly accretive to the Bank's consolidated earnings per diluted common share in fiscal 2010. As the acquisition will be funded with the issuance of additional CWB common shares, it should initially have only moderate negative impact on the Bank's regulatory capital ratios.

Off-Balance Sheet Arrangements

In the normal course of business, CWB is involved in off-balance sheet arrangements, which are primarily guarantees.

Guarantees

Significant guarantees provided by CWB in the ordinary course of business include guarantees and standby letters of credit provided to third parties and commitments to extend credit to customers. CWB also issues business credit cards through an agreement with a third party card issuer and indemnifies the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. More detailed information on guarantees is available in Note 20 to CWB's consolidated financial statements for 2009.

OPERATING SEGMENT REVIEW

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 32 of the audited consolidated financial statements.

Banking and Trust

Highlights of 2009

- Realized record net income of $97.2 million, an increase of 4% ($3.5 million).
- Constrained revenue and earnings growth due to compression of net interest margin.
- Maintained satisfactory credit quality and a provision for credit losses measured as a percentage of average loans of 15 basis points, an industry best among all Canadian banks.
- Grew branch and trust generated deposits 5%, with the demand and notice component up 33%.
- Opened new full service branches in Saskatoon, Saskatchewan and Kamloops, BC.
- Acquired 72.5% ownership of Adroit Investment Management Ltd.
- Appointment of CWT as trustee for a major Canadian investment dealer.
- Opened a CWT trust services office in Toronto, Ontario.
- Received federal approval for Valiant to become a deposit-taking institution.

The operations of the banking and trust segment include business and retail banking services, including the offering of third party mutual funds through CWF, personal and corporate trust services provided through CWT and Valiant, and wealth management services offered through Adroit. With a focus on mid-market commercial banking, real estate financing, equipment financing and energy lending, CWB's proven strategy is based on building strong customer relationships and providing value-added services to businesses and individuals across Western Canada. The Bank delivers a wide variety of retail financial products and services, including personal loans and mortgages, deposit accounts, investment products and other banking services.

Customer accessibility is provided through a network of 37 client-focused branches in select locations across the four western provinces. Internet and telephone banking services are also offered. *Canadian Direct Financial*™ is an Internet-based division of the Bank that offers a high-interest savings account, chequing account and term deposits directly to customers who are not served by the branch network. CWT provides a varied range of products and services, including self-directed RRSPs and RRIFs, and corporate and group trust services to independent financial advisors, corporations and individuals. Valiant offers stock transfer and corporate trustee services to public companies and income trusts. Adroit is an Edmonton-based firm that specializes in wealth management for individuals, corporations and institutional clients.

TABLE 24 - BANKING AND TRUST HIGHLIGHTS[1]
($ thousands)

	2009	2008	Change from 2008
Net interest income (teb)	$ 230,227	$ 222,837	3%
Other income	74,013	54,338	36
Total revenues (teb)	304,240	277,175	10
Provision for credit losses	13,500	12,000	13
Non-interest expenses	147,571	125,748	17
Provision for income taxes (teb)	45,763	45,780	–
Non-controlling interest in subsidiary	232	–	nm[2]
Net income	$ 97,174	$ 93,647	4%
Efficiency ratio (teb)	48.5%	45.4%	310bp[3]
Efficiency ratio	49.7	46.2	350
Net interest margin (teb)	2.08	2.29	(21)
Net interest margin	2.02	2.23	(21)
Average loans ($ millions)[4]	$ 9,007	$ 7,910	14%
Average assets ($ millions)[4]	11,055	9,747	13

(1) See page 25 and page 26 for a discussion of teb and non-GAAP measures.
(2) nm – not meaningful.
(3) bp – basis points.
(4) Loans and assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

Record banking and trust net income of $97.2 million was up 4% ($3.5 million) over 2008 on 10% ($27.1 million) growth in total revenues (teb). Growth in total revenues (teb) reflects net interest income (teb) that was 3% ($7.4 million) higher compared to the prior year as the positive contribution from 7% loan growth was largely offset by the significant impact of a 21 basis point decline in net interest margin to 2.08%. The significant decrease in net interest margin was mainly the result of consecutive reductions in the prime lending interest rate and lower yields on investments held in the securities portfolio, partially offset by more favourable spreads on both new and renewal loans and an improved mix in the securities portfolio. Margin pressures were most prevalent through the first half of the fiscal year, but net interest margin maintained a positive upward trend since March when it reached its monthly low. Other income increased 36% ($19.7 million) and included $20.5 million of additional gains on sale of securities primarily resulting from transactions related to favourable pricing on certain short-term debt investments. Other income also included 16% ($2.2 million) higher trust and wealth management fee income and a combined $1.1 million improvement in foreign exchange gains and other categories, offset by 13% ($3.6 million) lower credit related fee income, consistent with decreased loan volumes. Non-interest expenses increased 17% ($21.8 million) mainly reflecting salary and benefit costs related to changes in the Bank's long-term employee incentive program, increased staff complement and annual salary increments, as well as premises and equipment expenses to facilitate business growth. Although partially offset by very strong other income, constrained growth in net interest income (teb) due to margin compression and higher non-interest expenses led to a 310 basis point deterioration in the efficiency ratio (teb) to 48.5%.

Growth in total branch and trust deposits increased 5%, while the demand and notice component of branch and trust deposits was up 33%. Growth in branch and trust generated deposits mainly reflect CWT's appointment during the year as trustee for a major Canadian investment dealer and ongoing execution of strategies to further enhance and diversify the Bank's core funding sources.

Significant infrastructure initiatives completed in 2009 included additional full-service branches in Saskatoon, Saskatchewan, and in Kamloops, BC, the opening of a CWT office in Toronto, Ontario and further upgrades and expansions to existing premises.

Combined assets under administration in CWT and Valiant grew 26% ($1,120 million) in the year to total $5,467 million at October 31, 2009. A portion of assets under administration are held in investment accounts, including self-directed RRSP and RRIF accounts, which numbered 44,143 (2008 – 42,402), an increase of 4% from one year ago. Assets under management were $878 million at October 31, 2009, compared to nil one year ago reflecting the acquisition of Adroit which was effective November 1, 2008. Assets under administration and assets under management are not reflected in the consolidated balance sheets (see Note 26 to the consolidated financial statements).

FIGURE 4 – NUMBER OF CWT INVESTMENT ACCOUNTS


2009
44,143
2008
42,402
2007
37,473
2006
31,716
2005
24,943

Outlook for Banking and Trust

This segment will continue to be the primary driver of the Bank's earnings, and the outlook is for strong performance consistent with an improved net interest margin (teb) and a cautious outlook for the timing and strength of an economic recovery. While economic challenges are expected to persist, particularly in areas related to natural gas in Alberta, fundamentals in Western Canada are expected to be positive relative to the rest of Canada. CWB's expanding market presence, a strong commitment to relationship-based banking and reduced foreign-based competition in certain lending areas should also support a continued flow of quality lending opportunities. Management expects the Bank will return to double-digit loan growth and has established its fiscal 2010 target at 10%. The Bank will maintain its focus on disciplined credit underwriting and direct appropriate resources towards continued realization efforts and the ongoing resolution of problem accounts. While the level of gross impaired loans is expected to fluctuate up and down as the economic cycle runs its course, based on the current view of credit quality, actual losses should remain within CWB's range of acceptable levels. Gains on the sale of securities are expected to be lower in fiscal 2010, but the associated reduction in revenues should be more than offset by the positive impact from an improved net interest margin. Credit and retail services fee income is expected to increase in line with increased lending activity and an expanded branch network. CWT, including Optimum, expects continued strong results for 2010 and should make solid contributions toward consolidated earnings. Valiant's business continues to develop and improved capital markets activity will have a positive impact on its performance. Adroit is also expected to make positive contributions as the Bank further builds its presence in wealth management services. While strong fiscal responsibility will be maintained, effective execution of CWB's strategic plan will require continued spending in areas mainly correlated with enhancements to the Bank's growth platform. These areas include ongoing investment in technology and infrastructure, including plans for further expansion of the branch network. The efficiency ratio (teb) should show modest improvements compared to fiscal 2009 as expected revenue growth should more than offset the impact of higher non-interest expenses.

Insurance

Highlights of 2009

- Record net income of $9.1 million, representing a 9% increase.
- Net earned premiums reached $116.8 million, also up 9%.
- Claims loss ratio of 67% and a combined ratio of 94%.
- Growth in policies outstanding of 5% and a customer retention rate of 87%.

Canadian Direct provides auto and home insurance products in BC and Alberta and has more than 175,000 policies outstanding. Policy distribution channels include two dedicated call centres, the Internet and, for customers in BC, the option to purchase auto insurance through select broker networks. Offering enhanced electronic fulfilment of CDI's products and services is an important part of the overall business strategy, and continued development of this technology will remain a priority.

Canadian Direct's mission is to provide customers with attractively priced products and a high level of customer service – "better insurance for less money." The core strategy includes the use of sophisticated underwriting techniques to offer more competitively priced insurance to better risk customers. The "Canadian Direct Insurance" brand is marketed through several media channels, including television, radio, newspapers and over the Internet. It has established a very high level of awareness in the BC market and the level of awareness in Alberta continues to grow. All claims are administered by Canadian Direct's head office in BC using imaging technology and effective workflow management to maintain a "paperless office" environment. This has enabled CDI to maintain a low claims expense ratio without compromising customer satisfaction. CDI currently retains a high percentage of its business on renewal, a measure that helps confirm its success in providing customers with quality service at competitive prices.

TABLE 25 – INSURANCE HIGHLIGHTS[1]
($ thousands)

	2009	2008	Change from 2008
Net interest income (teb)	$ 6,127	$ 5,780	6%
Other income			
Net earned premiums	104,062	97,943	6
Commissions and processing fees	2,852	2,876	(1)
Net claims and adjustment expenses	(68,996)	(64,380)	7
Policy acquisition costs	(20,802)	(20,573)	1
	17,116	15,866	8
Gains on sale of securities	483	36	nm[2]
Total revenues (teb)	23,726	21,682	9
Non-interest expenses	10,611	9,418	13
Provision for income taxes (teb)	4,004	3,892	3
Net income	$ 9,111	$ 8,372	9%
Policies outstanding at October 31	175,662	168,071	5%
Gross written premiums	$ 116,828	$ 107,054	9
Claims loss ratio	67%	66%	100bp[3]
Expense ratio	27	27	--
Combined ratio	94	93	100
Alberta automobile insurance Risk Sharing Pools impact on net income before tax	$ (292)	$ (973)	70%
Average total assets[4]	197,845	183,892	8

(1) See page 25 and 26 for a discussion of teb and non-GAAP measures.
(2) nm – not meaningful.
(3) bp – basis points.
(4) Average total assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

Canadian Direct reported record net income of $9.1 million, up 9% over 2008, reflecting continued policy growth and a 6% increase in net earned premiums. Net claims expense was $4.6 million higher than 2008 due largely to claims in the home product line which was impacted by severe weather and a few large fire losses. Improved profitability in the auto lines of business due to strong underwriting results more than offset the impact of increased claims in the home product line. Canadian Direct's share of the Alberta auto risk sharing Pools (the Pools) was a before tax loss of $0.3 million, which was a $0.7 million improvement from 2008. The Pools' results for 2008 included a large unfavourable adjustment to unpaid claims reserves specifically attributed to the impact of a ruling on the Minor Injury Regulation (MIR) by the Court of Queen's Bench of Alberta. That ruling struck down the cap on the amount a claimant may receive in respect of minor injuries suffered in an automobile accident. In 2009, the Alberta Court of Appeal overturned the lower court ruling on the MIR, thereby reinstating the cap. A leave to appeal this ruling has been filed with the Supreme Court of Canada. No specific adjustment to the unpaid claims reserves has been made based on the Alberta Court of Appeal's decision. Canadian Direct's claims ratio and combined ratio each rose by 1% from last year to 67% and 94%, respectively. Policies outstanding grew by 5%; while the overall policy retention rate increased 1% to 87%.

Outlook for Insurance Operations

The outlook for 2010 reflects expectations for modest growth in both policies outstanding and premiums written, while costs are controlled and kept in line with revenue growth. Canadian Direct continues to manage ongoing challenges brought about by the pricing strategies of the Insurance Corporation of British Columbia. In Alberta, ongoing challenges include the regulatory environment and income volatility added by the Pools' unpredictable results.

The 2010 claims loss ratio is expected to be within a range of 65% – 67%, which is consistent with 2009 claims experience. However, the loss ratio can be negatively impacted by seasonal storm activity, particularly in the winter months. The target for the combined ratio is 93%. Canadian Direct will continue to enhance its Internet-based technology platform, which will facilitate new growth opportunities, including the ability to sell its home product online. CDI's expanded broker distribution network for BC auto is expected to be the primary driver for growth in that line.

SUMMARY OF QUARTERLY RESULTS

Quarterly Results

The financial results for each of the last eight quarters are summarized in the following table. In general, CWB's performance reflects a consistent growth trend, although the second quarter contains three fewer revenue-earning days, or two fewer days in a leap year such as 2008.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Operating Segment Review – Insurance on page 52), are subject to seasonal weather conditions, including higher claims experience during winter driving months, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

Quarterly results can also fluctuate due to the recognition of periodic income tax items. Net income in the first quarter of 2008 included $1.0 million ($0.01 per diluted share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates.

During the fourth quarter of 2008 and throughout fiscal 2009 the Bank's quarterly net interest income was negatively impacted by compression of the net interest margin mainly resulting from consecutive reductions in the prime lending interest rate coupled with significantly higher deposit costs and other spin-off effects of the global financial crisis. Gains on sale of securities, which are reflected in other income, were unusually high in fiscal 2009 also mainly due to factors associated with the financial crisis, including wide credit spreads and a steeper interest rate curve that allowed the Bank to capitalize on investment strategies.

Comprehensive management's discussion and analysis along with unaudited interim consolidated financial statements for each quarter, including the fourth quarter of fiscal 2009, are available for review on SEDAR at www.sedar.com and on the Bank's website at www.cwbankgroup.com. Copies of the quarterly reports to shareholders can also be obtained, free of charge, by contacting the Bank's Investor Relations department via email at InvestorRelations@cwbank.com.

TABLE 26 – QUARTERLY FINANCIAL HIGHLIGHTS[1]

($ thousands, except per share amounts)

	2009				2008			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income (teb)	$ 68,012	$ 60,934	$ 52,812	$ 54,596	$ 58,622	$ 57,290	$ 55,659	$ 57,046
Less teb adjustment	2,397	2,189	1,675	1,586	1,540	1,442	1,352	1,337
Net interest income per financial statements	65,615	58,745	51,137	53,010	57,082	55,848	54,307	55,709
Other income	22,087	24,604	22,570	22,351	15,437	19,085	18,095	17,623
Total revenues (teb)	90,099	85,538	75,382	76,947	74,059	76,375	73,754	74,669
Total revenues	87,702	83,349	73,707	75,361	72,519	74,933	72,402	73,332
Net income	30,357	28,729	21,580	25,619	24,485	26,327	25,302	25,905
Earnings per common share								
Basic	$ 0.42	$ 0.39	$ 0.30	$ 0.40	$ 0.39	$ 0.42	$ 0.40	$ 0.41
Diluted	0.39	0.38	0.30	0.40	0.38	0.41	0.39	0.40
Return on common shareholders' equity (ROE)	13.7%	13.4%	11.0%	14.7%	14.4%	16.0%	16.1%	16.9%
Return on average total assets (ROA)	0.91	0.87	0.70	0.93	0.96	1.03	1.04	1.07
Efficiency ratio (teb)	46.1	47.0	53.1	47.3	47.7	45.2	45.4	42.6
Efficiency ratio	47.4	48.2	54.3	48.3	48.8	46.1	46.2	43.4
Net interest margin (teb)	2.34	2.13	1.93	1.99	2.30	2.25	2.28	2.36
Net interest margin	2.25	2.05	1.87	1.93	2.24	2.19	2.22	2.30
Provision for credit losses as a percentage of average loans	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15

(1) See page 25 and page 26 for a discussion of teb and non-GAAP measures.

ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Estimates

CWB's significant accounting policies are outlined in Note 1 and with related financial note disclosures by major caption in the consolidated financial statements. The policies discussed below are considered particularly important, as they require management to make significant estimates or judgments, some of which may relate to matters that are inherently uncertain.

Allowance for Credit Losses

An allowance for credit losses is maintained to absorb probable credit related losses in the loan portfolio. This allowance reflects management's estimate of probable losses in the loan portfolio at the balance sheet date. In assessing existing credit losses, management must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These matters include economic factors, developments affecting particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be significantly different than current assessments and may require an increase or decrease in the allowance for credit losses. Establishing a range for the allowance for credit losses is difficult due to the number of uncertainties involved. The general allowance for credit losses is intended to address this uncertainty. At October 31, 2009, the Bank's total allowance for credit losses was $75.5 million (2008 – $75.5 million), which included a specific allowance of $14.3 million (2008 – $15.0 million) and a general allowance of $61.2 million (2008 – $60.5 million). Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit quality on page 37 of this MD&A and Note 7 to the consolidated financial statements. This critical accounting estimate relates to CWB's banking and trust segment.

Provision for Unpaid Claims and Adjustment Expenses

A provision for unpaid claims is maintained, with the provision representing the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. A provision for adjustment expenses is also maintained, which represents the estimated ultimate expected costs of investigating, resolving and processing these claims. Estimated recoveries of these costs from reinsurance ceded are included in assets. The computation of these provisions takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions. The process of determining the provision for unpaid claims and adjustment expenses necessarily involves risks that the actual results will deviate from the best estimates made. These risks vary in proportion to the length of the estimation period and the volatility of each component comprising the liabilities. To recognize the uncertainty in establishing these best estimates and to allow for possible deterioration in experience, actuaries are required to include explicit margins for adverse deviation in assumptions for asset defaults, reinvestment risk, claims development and recoverability of reinsurance balances. All provisions are periodically reviewed and evaluated in light of emerging claims experience and changing circumstances. Changes in circumstances may cause future assessments of unpaid claims and adjustment expenses to be significantly different than current assessments and may require an increase or decrease in the provision. In estimating the provision for unpaid claims and adjustment expenses, a number of uncertainties are taken into account and assumptions made, which makes it difficult to estimate a range for the provision. Further, as noted above, the provision includes a margin for adverse deviations in assumptions. At October 31, 2009, the provision for unpaid claims and adjustment expenses totaled $81.0 million (2008 – $76.2 million). Additional information on the process and methodology for determining the provision for unpaid claims and adjustment expenses can be found in Note 21 to the consolidated financial statements. This critical estimate relates to CWB's insurance segment, Canadian Direct.

Financial Instruments Measured at Fair Value

Cash resources, securities, securities purchased under resale agreements and sold under reverse resale agreements, and derivative financial instruments are reported on the consolidated balance sheets at fair value.

The fair value of a financial instrument on initial recognition is the value of the consideration given or received. Subsequent to initial recognition, financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

The following table summarizes the significant financial assets and liabilities reported at fair value at October 31, 2009.

TABLE 27 – VALUATION OF FINANCIAL INSTRUMENTS
($ thousands)

		Valuation Technique	
	Fair Value	Quoted Market Prices	Model with Observable Market Data
Financial assets			
Cash resources	$ 297,104	$ 297,104	$ –
Securities	1,891,409	1,884,918	6,491
Derivative related	2,334	–	2,334
October 31, 2009	$ 2,190,847	$ 2,182,022	$ 8,825
October 31, 2008	$ 1,808,117	$ 1,665,237	$ 142,880
Financial Liabilities			
Securities purchased under reverse resale agreements	$ 300,242	$ –	$ 300,242
Derivative related	74	–	74
October 31, 2009	$ 300,316	$ –	$ 300,316
October 31, 2008	$ 163	$ –	$ 163

Notes 3, 4, 5, 11 and 29 to the consolidated financial statements provide additional information regarding these financial instruments. This critical accounting estimate relates to both operating segments.

CWB has no direct exposure to any troubled non-bank sponsored asset-backed commercial paper, collateralized debt obligation, credit default swaps, U.S. subprime mortgages or monoline insurers.

Changes in Accounting Policies, Including Initial Adoption

Goodwill and Intangible Assets
Effective November 1, 2008, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) new accounting standard, Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Credit Risk and Fair Value
Effective November 1, 2008, the Bank adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies how the Bank's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Financial Instruments – Disclosures
Effective October 31, 2009, the Bank adopted CICA amendments to Section 3862, Financial Instruments – Disclosures. These amendments require enhanced disclosures over fair value measurements of financial instruments and liquidity risks. The additional disclosures over fair value measurements include categorization of fair value measurements into one of three levels, ranging from those fair value measurements that are determined through quoted market prices in an active market to those fair value measurements that are based on inputs that are not based on observable market data. The additional disclosures over liquidity risks require greater clarification over the application of liquidity risk as well as maturity analysis for derivative financial liabilities.

Future Changes in Accounting Policies

International Financial Reporting Standards
The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS) for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for the prior year. As a result, the Bank's consolidated financial statements will be prepared in accordance with IFRS for its 2012 fiscal year commencing November 1, 2011 and will include comparative information for its 2011 fiscal year. The objective of this transition is to improve financial reporting through the use of one single set of accounting standards that are comparable with other entities on an international basis.

The information provided below will allow investors and others to obtain a better understanding of our IFRS transition plan and the resulting possible effects on such things as the Bank's financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. The information provided reflects our most recent assumptions and expectations, and there will likely be significant changes in the standards as issued by the International Accounting Standards Board (IASB). Of the IASB's Work Plan, the Financial Instruments project may impact CWB significantly, and therefore, management will monitor the developments of this project closely.

The Bank commenced its IFRS conversion project during 2008 and established a formal project governance structure, including an IFRS Steering Committee, to monitor the progress and critical decisions in the transition to IFRS. The Steering Committee consists of senior levels of management from Finance, Credit Risk Management and Information Services. An external advisor has been engaged to work with the Bank's project staff on certain IFRS topics. Regular reporting is provided by the project team to the Steering Committee and the Audit Committee.

IFRS Transition Plan

The Bank has established a four-phase project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases:

1. Diagnostic phase – This phase involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS. As a result of these procedures, the potentially affected areas were ranked as high, medium or low priority.
2. Design and planning phase – In this phase, each area identified from the diagnostic phase was addressed through a detailed impact assessment. This phase involved specification of changes required to existing accounting policies and/or disclosures, information systems and business processes. In addition, preliminary internal communication and training occurred during this phase.
3. Solution development phase – This phase includes the execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes, development of draft IFRS financial statements, and delivery of training programs for the Finance staff and other groups, as necessary.
4. Implementation phase – The final phase will involve the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS in business processes, and Audit Committee approval of IFRS financial statements.

Progress Towards Transition Plan

The Bank completed the diagnostic phase in October 2008 and the design and planning phase in October 2009. Management's detailed impact assessment has identified a number of differences between IFRS and Canadian GAAP that impact our financial statements. Many of the differences identified are not expected to have a material impact on the reported results and financial position, and the Bank has determined that our accounting policies are largely aligned with IFRS requirements in many key areas.

The solution development phase will commence in fiscal 2010, and CWB will begin designing solutions to address the differences, focusing initially on those differences that may require changes to the Bank's financial systems or that are more complex or time-consuming to resolve.

The following table is a summary of our progress towards completion of selected key activities of our IFRS transition plan as of October 31, 2009. At this time, the Bank cannot quantify the impact that the future adoption of IFRS will have on the Bank's financial statements and operating performance measures; however, such impact may be material. Additional information will be provided as the changeover date draws nearer.

	KEY ACTIVITY	KEY MILESTONES	STATUS
FINANCIAL STATEMENT PREPARATION	Identify applicable differences in Canadian GAAP/IFRS accounting policies and practices and design and implement solutions Select IFRS 1 choices Develop financial statement and related note disclosure format Quantify effects of transition	Senior management and Steering Committee sign-off for all key IFRS accounting policy choices to occur during the third quarter of 2010 Development of draft financial statement format to occur during the latter part of 2010	Completed the Diagnostic phase and Design & Planning phase, which involved a detailed impact assessment of the differences between Canadian GAAP and IFRS In-depth analysis of accounting policy choices and solution development will occur during 2010
TRAINING	Define and introduce appropriate level of IFRS expertise for each of the following: · Finance group · CWB lenders · Audit Committee & Board of Directors	Timely training provided to align with work under transition – all training completed by mid-2011 Communicate effects of transition in time for 2012 financial planning process, by mid-2011	Participation in industry IFRS specialist groups Finance group, Audit Committee and Board of Directors formal training occurred during Q3 2009. Periodic status reports on-going Engaged a third-party subject matter expert to assist in the training of CWB lenders
INFORMATION SYSTEMS	Identify and address IFRS differences that require changes to financial systems Evaluate and select methods to address need for dual record-keeping during 2011 (i.e., IFRS and Canadian GAAP) for comparatives	Confirm that business processes and systems are IFRS compliant throughout the project Confirm that systems can address 2011 dual record-keeping processing requirements by the first quarter of 2009	Diagnostic analysis regarding current systems completed; solution development to occur in 2010 Dual record-keeping process determined during first quarter of 2009
CONTROL ENVIRONMENT	Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2011 Design and implement internal controls with respect to one-time transition adjustments and related communications	All key control and design effectiveness implications will be assessed throughout 2010 Changes completed by the first quarter of 2011	Analysis of control issues will occur concurrently during the Solution Development phase

RISK MANAGEMENT

The shaded areas of this MD&A represent a discussion of risk management policies and procedures relating to credit, market and liquidity risks as required under the CICA Handbook section 3862, Financial Instruments – Disclosures and Presentation which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas presented on pages 59 to 63 of this MD&A form an integral part of the audited consolidated financial statements for the year ended October 31, 2009.

Overview

Effective risk management is central to the ability to remain financially sound and profitable and includes identifying, assessing, managing and monitoring all forms of risk. CWB, like other financial institutions, is exposed to several factors that could adversely affect its business, financial condition or operating results, which may also influence an investor to buy, sell or hold CWB shares. Many of the risk factors are beyond CWB's direct control.

Senior management is responsible for establishing the framework for identifying risks and developing appropriate risk management policies and frameworks. The Board of Directors, either directly or through its committees, reviews and approves the key policies and implements specific reporting procedures to enable them to monitor ongoing compliance over significant risk areas. At least annually, a report on risks and risk management policies is presented to the Board and/or Board committees for review and assessment.

The Loans Committee of the Board, which maintains a close working relationship with the credit risk management group, is responsible for the:

- review and approval of credit risk management policies;
- review and approval of loans in excess of delegated limits;
- review and monitoring of impaired and other less than satisfactory loans; and
- recommendation of the adequacy of the allowance for credit losses to the Audit Committee.

The Asset Liability Committee (ALCO) meets monthly and provides management oversight related to the risks of banking and trust operations, other than credit risk. ALCO is a senior management committee chaired by the executive with responsibility for Treasury, with the President and Chief Executive Officer (CEO) and other senior executives as members. ALCO is responsible for:

- ensuring that risks other than credit risk are identified and assessed and that appropriate policies are in place and effective;
- the establishment and maintenance of policies and programs for liquidity management and control, funding sources, investments, foreign exchange risk, interest rate risk and derivatives, and trust services risk; and
- overseeing compliance and strategy respecting diversification of product offerings and management of risks.

Asset liability management policies are approved and reviewed at least annually by the Board with quarterly status reporting also provided.

The Operations Committee meets regularly, is comprised of supervisory and management personnel from all areas of banking operations, and is chaired by a member of senior management. This committee is responsible for developing appropriate policies and procedures, including internal controls, respecting day-to-day, routine banking operations.

The internal audit department performs audits in all areas of the Bank, including all subsidiaries, and reports the results directly to senior management, as well as the Bank's CEO and Audit Committee. For CDI, internal audit results are also reported directly to CDI's Audit Committee.

Credit Risk

Credit risk is the risk that a financial loss will be incurred due to the failure of a counterparty to discharge its contractual commitment or obligation to CWB. This risk can relate to balance sheet assets, such as loans, as well as off-balance sheet assets such as guarantees and letters of credit. To diversify the risk, the exposure to a single borrower or associated borrowers is limited, unless approved by the Board of Directors, to not more than 10% of the Bank's shareholders' equity and is presently set at $50 million ($60 million if the amount in excess of $50 million is cash secured or CMHC insured). Customers with larger borrowing requirements are accommodated through loan syndications with other financial institutions.

The Bank employs and is committed to a number of important principles to manage credit exposures, which include:

- a Loans Committee of the Board whose duties include approval of lending policies, establishment of lending limits for the Bank, the delegation of lending limits and the approval of larger credits, as well as quarterly reports prepared by management on watch list loans, impaired loans, the adequacy of the allowance for credit losses, environmental risk and diversification of the portfolio;
- delegated lending authorities, which are clearly communicated to personnel engaged in the credit granting process, a defined approval process for loans in excess of those limits and the review of larger credits by a senior management group prior to recommendation to the Loans Committee of the Board;
- credit policies, guidelines and directives, which are communicated to all branches and officers whose activities and responsibilities include credit granting and risk assessment;
- appointment of personnel engaged in credit granting who are qualified, experienced bankers;
- a standardized credit risk rating classification established for all credits and reviewed not less than annually;
- annual reviews of individual credit facilities (except consumer loans and single-unit residential mortgages);
- quarterly review of risk diversification by geographic area, industry sector and product measured against assigned portfolio limits;
- pricing of credits commensurate with risk to ensure an appropriate financial return;
- management of growth within quality objectives;
- early recognition of problem accounts and immediate implementation of steps to protect the safety of Bank funds;
- independent reviews of credit valuation, risk classification and credit management procedures by the internal audit group, which includes reporting the results to senior management, the CEO and the Audit Committee;
- detailed quarterly reviews of accounts rated less than satisfactory, including establishment of an action plan for each account; and
- completion of a watch list report recording accounts with evidence of weakness and an impaired loan report covering loans that show impairment to the point where a loss is possible.

Environmental Risk

The operations of the Bank do not have a material effect on the environment. However, a risk of default may occur if a borrower is unable to repay loans due to environmental cleanup costs. The Bank may become directly liable for cleanup costs when it is deemed to have taken control or ownership of a contaminated property. Risk assessment criteria and procedures are in place to manage environmental risks and these are communicated to lending personnel. Reports on environmental inspections and findings are reviewed by senior management and reported upon quarterly to the Board.

Portfolio Quality

The Bank's strategy is to maintain a quality portfolio. Efforts are directed toward achieving a wide diversification, engaging experienced personnel who provide a hands-on approach in credit granting, account management and quick action when problems develop. The lending focus is primarily directed to small- and medium-sized businesses and to individuals with operations conducted in the four western provinces. Relationship banking and "know your customer" are important tenets of account management. An appropriate financial return on the level of risk is fundamental.

Liquidity Risk

Liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset. This risk arises from fluctuations in cash flows from lending, deposit taking, investing and other activities. Effective liquidity management ensures that adequate cash is available to honour all cash outflow obligations while limiting the opportunity cost of holding short-term assets. Maintenance of a prudent liquidity base also provides flexibility to fund loan growth and react to other market opportunities.

Liquidity policies include:

- measurement and forecast of cash flows;
- maintenance of a pool of high quality liquid assets;
- a stable base of core deposits from retail and commercial customers;
- limits on single deposits and sources of deposits;
- monitoring of wholesale demand and term deposits;
- scenario testing in the operating, micro, and macro environments;
- diversification of funding sources; and
- an approved contingency plan.

Key features of liquidity management are:

- daily monitoring of expected cash inflows and outflows;
- tracking and forecasting the liquidity position, including the flows from off-balance sheet items, on a forward four-month rolling basis;
- consideration of the term structure of assets and liabilities, with emphasis on deposit maturities, as well as expected loan fundings and other commitments to provide funds when determining required levels of liquidity; and
- separate management of the liquidity position of the Bank and CWT to ensure compliance with regulatory guidelines.

Market Risk

Market risk is the impact on earnings resulting from changes in financial market variables such as interest rates and foreign exchange rates. Market risk arises when making loans, taking deposits and making investments. CWB itself does not undertake trading activities and, therefore, does not have risks related to such activities as market making, arbitrage or proprietary trading. CWB's material market risks are confined to interest rates and foreign exchange as discussed below.

Interest Rate Risk

Interest rate risk, or sensitivity, is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. This risk and potential variability in earnings arises primarily when cash flows associated with interest sensitive assets and liabilities have different repricing dates. The differentials, or interest rate gaps, arise as a result of the financial intermediation process and reflect differences in term preferences on the part of borrowers and depositors.

A positive interest rate gap exists when interest sensitive assets exceed interest sensitive liabilities for a specific maturity or repricing period. Generally, a positive gap will result in an increase in net interest income when market interest rates rise since assets reprice earlier than liabilities. The opposite impact will generally occur when market interest rates fall. However, the directness of the correlation may be disrupted when interest rates approach zero.

CWB's earnings are affected by the monetary policies of the Bank of Canada. Monetary policy decisions have an impact on the level of interest rates, which can have an impact on earnings.

To manage interest rate risk arising as a result of the financial intermediation process, ALCO establishes policy guidelines for interest rate gap positions and meets regularly to monitor the Bank's position and decide future strategy. The objective is to manage the interest rate risk within prudent guidelines. Interest rate risk policies are approved and reviewed at least annually by the Board of Directors, with quarterly reporting provided to the Board as to the gap position.

Exposure to interest rate risk is controlled by managing the size of the static gap positions between interest sensitive assets and interest sensitive liabilities for future periods. Gap analysis is supplemented by computer simulation of the asset liability portfolio structure, duration analysis and dollar estimates of net interest income sensitivity for periods of up to one year. The interest rate gap is measured at least monthly. Note 28 to the consolidated financial statements shows the gap position at October 31, 2009 for select time intervals.

The gap analysis in Note 28 is a static measurement of interest rate sensitive gaps at a specific time. These gaps can change significantly in a short period of time. The impact of changes in market interest rates on earnings will depend upon the magnitude and rate of change in interest rates, as well as the size and maturity structure of the cumulative interest rate gap position and management of those positions over time.

During the year, the one-year and under cumulative gap decreased to 1.8% from 2.1% at October 31, 2008, while the one-month and under gap decreased to 4.1% from 9.5% a year earlier. To the extent possible within the Bank's acceptable parameters for risk, the asset/liability position will continue to be managed such that changing interest rates would generally be neutral to net interest income.

> Interest-sensitive assets matched against interest-sensitive liabilities are managed on a relatively risk neutral duration basis. Non-interest rate sensitive assets, liabilities and shareholders' equity are managed at a target duration of between two and three years.

Of the $3,274 million in fixed term deposit liabilities maturing within one year from October 31, 2009, approximately $2,404 million (25% of total deposit liabilities) mature by April 30, 2010. The term in which maturing deposits are retained will have an impact on the future asset liability structure and, hence, interest rate sensitivity. Approximately $212 million of the fixed term deposit liabilities maturing within one month are deposits redeemable without penalty at any time.

The estimated sensitivity of net interest income to a change in interest rates is presented in Table 28. The amounts represent the estimated change in net interest income over the time period shown resulting from a one percentage point change in interest rates. The estimates are based on a number of assumptions and factors, which include:

- a constant structure in the interest sensitive asset liability portfolio;
- floor levels for various deposit liabilities;
- prime rate decreases limited to 0.25% at October 31, 2009 due to the historic low levels of interest rates;
- interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount and applied at the appropriate repricing dates; and
- no early redemptions.

At October 31, 2009, a 1% increase in interest rates would decrease net interest income by 2.5% over the following 12 months; this compares to October 31, 2008 when a 1% increase in interest rates would have increased net interest income by 4.8% over the following 12 months. During 2009, to better manage interest rate sensitivity against falling interest rates, many prime related loans were negotiated with a floor rate and a corresponding minimum interest rate level. Should prime rate decrease, the rate on these loans would remain fixed, however when prime rates increase, the rates on these loans only begin to increase once the floor rate is passed. Hence, when modelling the effects of a 1% increase in interest rates at October 31, 2009, not all loans would increase by the full 1%, whereas it is assumed that all liabilities increase by the full amount. The result is a decrease in net income when interest rates rise by 1%, however, this effect is diminished on further increases in interest rates. Notwithstanding the movement of interest rates, net interest margin is expected to improve in fiscal 2010 due to the re-pricing of high cost fixed term deposits raised in prior periods. When modelling a 1% decrease in rates, the rates on the above negotiated prime rate loans do not decrease, whereas the balance of prime related loans decrease only by 0.25%. Many liabilities, though, decrease by the full 1% causing net interest income to rise on a decrease in rates. At October 31, 2009, a 1% decrease in interest rates would increase net interest income by 3.8% over the following 12 months; this compares to October 31, 2008 when a 1% decrease in interest rates would have decreased net interest income by 4.8% over the following 12 months.

TABLE 28 – ESTIMATED SENSITIVITY OF NET INTEREST INCOME AS A RESULT OF A ONE PERCENTAGE POINT CHANGE IN INTEREST RATES

($ thousands)

Impact of 1% increase in interest rates

Period	2009	2008
90 days	$ (1,394)	$ 3,180
1 year	(6,574)	10,324
1 year percentage change	(2.5)%	4.8%

Impact of 1% decrease in interest rates

Period	2009	2008
90 days	$ 2,394	$ (3,188)
1 year	10,241	(10,356)
1 year percentage change	3.8%	(4.8)%

Based on the current interest rate gap position, it is estimated that a 1% increase in all interest rates would decrease annual other comprehensive income by $21.4 million, net of tax (2008 – $20.0 million). A one-percentage point decrease in all interest rates would increase other comprehensive income by a similar amount.

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity through pricing and product policies to attract appropriate assets and liabilities, as well as through the use of interest rate swaps or other appropriate hedging techniques (see discussion under Derivative Financial Instruments on page 49). Assets and liabilities having a term to maturity in excess of five years are subject to specific review and control and, with the exception of subordinated debentures and the deposit from CWB Capital Trust, were not material. The subordinated debentures, which are typically redeemed (subject to OSFI approval) after five years, and the deposit from CWB Capital Trust are discussed in Notes 14 and 17 to the consolidated financial statements.

Foreign Exchange Risk

Foreign exchange risk arises when there is a difference between assets and liabilities denominated in a foreign currency. In providing financial services to its customers, the Bank has assets and liabilities denominated in U.S. dollars. At October 31, 2009, assets denominated in U.S. dollars were 1.4% (2008 – 1.2%) of total assets and U.S. dollar liabilities were 1.4% (2008 – 1.3%) of total liabilities. Currencies other than U.S. dollars are not bought or sold other than to meet specific customer needs and, therefore, the Bank has virtually no exposure to currencies other than U.S. dollars.

Policies have been established that include limits on the maximum allowable differences between U.S. dollar assets and liabilities. The difference is measured daily and managed by use of U.S. dollar forward contracts or other means. Policy respecting foreign exchange exposure is reviewed and approved at least annually by the Board of Directors, and deviations from policy are reported to the Board and ALCO.

Insurance Risk

The Bank is exposed to insurance risk through its wholly owned subsidiary, CDI, which offers home and auto insurance to consumers in BC and Alberta. Accordingly, CDI's operations are subject to the elements of risk associated with these lines of business, which can cause fluctuations and uncertainties in earnings. These elements include cyclical patterns in the industry and unpredictable developments, including weather-related and other natural catastrophes. CDI carries reinsurance coverage as part of its strategy to manage these risks. The industry is also impacted by political, regulatory, legal and economic influences. The insurance business involves various types of insurance related risk; in particular, underwriting risk, pricing risk, claims risk, reinsurance risk and regulatory risk. Policies and procedures have been established to manage insurance related risk, as well as other categories of risk to which CDI is exposed. CDI's Board of Directors, either directly or through a Board committee, is responsible for reviewing and approving key policies and implementing reporting requirements to monitor compliance over significant areas.

Underwriting risk is the risk of financial loss due to inappropriate selection of customers and is reduced through controls built into CDI's rating and underwriting system. These controls include eligibility audits and a review by senior staff of exceptions. Pricing risk is the risk that products may be inappropriately priced due to actual experience not matching the assumptions made at the time pricing is determined. This is mitigated by regular underwriting reviews of product rate adequacy. Regulatory intervention may also impact rate adequacy.

Claims risk includes the risk of financial loss due to adverse deviation in the amount, frequency or timing of claims. Policies and procedures are in place to ensure that trained staff handle claims. However, the process for establishing the provision for unpaid claims may reflect significant judgment and uncertainty, especially with respect to liability claims. Factors such as inflation, claims settlement patterns, legislative activity and litigation trends may impact the actual claims amount as the claims are adjusted over time.

The risk that CDI might be exposed to large claims or to an accumulation of claims resulting from a natural catastrophe, such as a weather-related or seismic event, is mitigated by reinsurance treaties that protect CDI from such risks. Reinsurance risk includes the risk that reinsurance counterparties are not financially strong and that underwriting strategies are inappropriately matched with reinsurance programs. CDI's reinsurance is only purchased from reinsurers meeting a certain minimum security rating and these ratings are monitored on a regular basis. CDI's reinsurance treaties are matched to underwriting strategies through participation of senior underwriting staff in the process. CDI is dependent on the availability and pricing of its external reinsurance arrangements and this availability and global markets may impact pricing. If CDI is unable to renew such arrangements at favourable rates and to adequate limits, then CDI may need to modify its underwriting practices or commitments.

In addition, as the insurance business is heavily regulated, CDI is exposed to regulatory risk. This is evidenced by the provincial government mandated reforms to auto insurance in Alberta. This risk is managed mainly by monitoring current developments and by actively participating in relevant bodies and associations in order to contribute CDI's perspective.

Operational Risk

Operational risk is inherent in all business activities, including banking, trust, wealth management and insurance operations. It is the potential for loss as a result of external events, human error or inadequacy, or failure of processes, procedures or controls. Its impact can be financial loss, loss of reputation, loss of competitive position or regulatory penalties. CWB is exposed to operational risk from internal business activities, external threats and activities that are outsourced. While operational risk cannot be completely eliminated, proactive operational management is a key strategy to mitigate this risk. The financial measure of operational risk is actual losses incurred. No material losses occurred in 2009 or 2008.

The Basel II framework includes capital requirements related to operational risk in the banking and trust operating segment. Under Basel II, CWB uses the Standardized approach for operational risk. CWB continues to evolve and enhance our approach to operational risk management.

Strategies to minimize and manage operational risk include:

Management:

- a knowledgeable and experienced management team that is committed to sound management and promotes an ethical culture;
- clear communication of "Tone at the Top", which supports effective risk management reporting;
- a flat organization structure with management close to their operations, which facilitates effective internal communication;
- communication of the importance of effective risk management to all levels of staff through training and policy implementation; and
- a management team that is well versed on the Bank's operational risk tolerance and appetite.

Framework and supporting policies:

- a group-wide Operational Risk Framework that encompasses a common language of risk coupled with enterprise-wide programs and methodologies for identification, measurement, control and management of operational risk;
- implementation of policies and procedural controls appropriate to address identified risks and which include segregation of duties and built-in checks and balances;
- the adoption of the COSO for Smaller Business framework for internal control assessment;
- regular meetings of ALCO, CDI's Operational Risk Committee and the risk committees of CWT and Valiant;
- regular meetings of the Operations Committee, a management committee made up of supervisory and management personnel from all banking operational areas and chaired by a member of senior management, which is responsible for the development and recommendation of policies and procedures regarding day-to-day, routine banking operations;
- established "whistleblower" process and an employee code of conduct;
- operational risk assessments conducted by business managers closest to the identified risks;
- regular internal audits for compliance and the effectiveness of procedural controls by a strong, independent internal audit team;
- centralized reporting of operating losses for risk assessment to senior management and the Board;
- maintenance of a group-wide outsourcing risk management program;
- use of technology via automated systems with built-in controls;
- an effective change management process supported by a Project Steering Committee;
- continual review and upgrade of systems and procedures; and
- updated and tested procedures and contingency plans for disaster recovery, business continuity, including pandemic planning.

In addition, the external auditors provide management and the Audit Committee with any recommendations for improvements to internal controls or procedures identified during their annual examination of the consolidated financial statements. CWB also maintains appropriate insurance coverage through a financial institution bond policy.

General Business and Economic Conditions

CWB primarily operates in Western Canada. As a result, its earnings are impacted by the general business and economic conditions of the four western provinces. The conditions include short-term and long-term interest rates, resource commodity prices, inflation, exchange rates, consumer, business and government spending, fluctuations in debt and capital markets, as well as the strength of the economies in which CWB and its customers operate.

Level of Competition

CWB's performance is impacted by the level of competition in the markets in which it operates. Each of CWB's businesses operates in highly competitive markets. Customer retention may be influenced by many factors, including relative service levels, the prices and attributes of products and services, changes in products and services, and actions taken by competitors.

Regulatory and Legal Risk

The businesses operated by CWB and its subsidiaries are highly regulated through laws and regulations that have been put in place by various federal and provincial governments and regulators. Changes to laws and regulations, including changes in their interpretation or implementation, could adversely affect CWB. CWB's failure to comply with applicable laws, regulations, industry codes or regulatory expectations could result in sanctions, financial penalties and costs associated with litigation that could adversely impact its earnings and damage its reputation. Although it is not possible to completely eliminate regulatory and legal risk, CWB takes what it believes to be reasonable and prudent measures designed to ensure compliance with governing laws and regulations, including its legislative compliance framework.

Accuracy and Completeness of Information on Customers and Counterparties

CWB depends on the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions with customers and counterparties, CWB may rely on information furnished by them, including financial statements, appraisals and other financial information. CWB may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on the reports of auditors. CWB's financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Ability to Attract and Retain Key Personnel

CWB's future performance depends to a large extent on its ability to attract and retain key employees. There is strong competition for the best people in the western Canadian markets as well as in the financial services sector. Although human resources risk is actively managed, there is no assurance that CWB will be able to continue to attract and retain key personnel.

Ability to Execute Growth Initiatives

As part of its long-term corporate strategy, CWB intends to continue growing its business through a combination of organic growth and strategic acquisitions. The ability to successfully grow its business will be dependent on a number of factors, including identification of accretive new business or acquisition opportunities, negotiation of purchase agreements on satisfactory terms and prices, approval of acquisitions by regulatory authorities, securing satisfactory regulatory capital and financing arrangements and integration of newly acquired operations into the existing business. All of these activities may be more difficult to implement or may take longer to execute than management anticipates. Further, any significant expansion of the business may increase the operating complexity and divert management's attention away from established or ongoing business activities. Any failure to manage acquisition strategies successfully could have a material adverse impact on CWB's business, financial condition and results of operations.

Information Systems and Technology

CWB and its subsidiaries' businesses are highly dependent upon information technology systems. Third parties provide key components of infrastructure, such as Internet connections and access to external networks. Disruptions in the Bank's information technology systems, whether through internal or external factors, as well as disruptions in Internet, network access or other voice or data communication services provided by these third parties could adversely affect CWB's ability to deliver products and services to customers and otherwise conduct business.

Reputation Risk

Reputation risk is the risk to earnings and capital from negative public opinion. Negative public opinion can result from actual or alleged conduct in any number of activities, but often involves questions about business ethics and integrity, competence, corporate governance practices, quality and accuracy of financial reporting disclosures, or quality of products and service. Negative public opinion could adversely affect the ability to keep and attract customers and could expose CWB to litigation or regulatory action.

Other Factors

CWB cautions that the above discussion of risk factors is not exhaustive. Other factors beyond CWB's control that may affect future results include changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and the anticipation of and success in managing the associated risks.

UPDATED SHARE INFORMATION

As at November 30, 2009, there were 63,908,660 common shares outstanding and employee stock options, which are or will be exercisable for up to 4,386,555 common shares for maximum proceeds of $81.9 million. Also outstanding were 14,961,156 warrants that are each exercisable at a price of $14.00 to purchase one common share in the Bank until March 3, 2014.

On December 2, 2009, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on January 8, 2010 to shareholders of record on December 24, 2009. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on January 31, 2010 to shareholders of record on January 21, 2010.

CONTROLS AND PROCEDURES

As of October 31, 2009, an evaluation was carried out of the effectiveness of the Bank's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that the design and operating effectiveness of those disclosure controls and procedures were effective.

Also at October 31, 2009, an evaluation was carried out of the effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that the design and operating effectiveness of internal controls over financial reporting were effective.

These evaluations were conducted in accordance with the standards of COSO (Committee of Sponsoring Organizations of the Treadway Commission) for Smaller Business, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A Disclosure Committee, comprised of members of senior management, assists the Chief Executive Officer and Chief Financial Officer in their responsibilities. Management's evaluation of controls can only provide reasonable, not absolute assurance that all control issues that may result in material misstatement, if any, have been detected.

There were no changes in the Bank's internal controls over financial reporting that occurred during the year ended October 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

This Management's Discussion and Analysis is dated December 3, 2009, except as to the agreement to acquire National Leasing presented on page 50 of this MD&A, which is as of December 9, 2009.

Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Canadian Western Bank and related financial information presented in this annual report have been prepared by management, who are responsible for the integrity and fair presentation of the information presented, which includes the consolidated financial statements, Management's Discussion and Analysis (MD&A) and other information. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles, including the requirements of the Bank Act and related rules and regulations issued by the Office of the Superintendent of Financial Institutions Canada. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (CSA).

The consolidated financial statements, MD&A and related financial information reflect amounts which must, of necessity, be based on informed estimates and judgments of management with appropriate consideration to materiality. The financial information presented elsewhere in this annual report is fairly presented and consistent with that in the consolidated financial statements.

Management has designed the accounting system and related internal controls, and supporting procedures are maintained to provide reasonable assurance that financial records are complete and accurate, assets are safeguarded and the Bank is in compliance with all regulatory requirements. These supporting procedures include the careful selection and training of qualified staff, defined division of responsibilities and accountability for performance, and the written communication of policies and guidelines of business conduct and risk management throughout the Bank.

We, as the Bank's Chief Executive Officer and Chief Financial Officer, will certify Canadian Western Bank's annual filings with the CSA as required by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings).

The system of internal controls is also supported by the internal audit department, which carries out periodic inspections of all aspects of the Bank's operations. The Chief Internal Auditor has full and free access to the Audit Committee and to the external auditors.

The Audit Committee, appointed by the Board of Directors, is comprised entirely of independent directors who are not officers or employees of the Bank. The Committee is responsible for reviewing the financial statements and annual report, including management's discussion and analysis of operations and financial condition, and recommending them to the Board of Directors for approval. Other key responsibilities of the Audit Committee include meeting with management, the Chief Internal Auditor and the external auditors to discuss the effectiveness of certain internal controls over the financial reporting process and the planning and results of the external audit. The Committee also meets regularly with the Chief Internal Auditor and the external auditors without management present.

The Conduct Review Committee, appointed by the Board of Directors, is composed of directors who are not officers or employees of the Bank. Their responsibilities include reviewing related party transactions and reporting to the Board of Directors those transactions which may have a material impact on the Bank.

The Office of the Superintendent of Financial Institutions Canada, at least once a year, makes such examination and inquiry into the affairs of the Bank and its federally regulated subsidiaries as is deemed necessary or expedient to satisfy that the provisions of the relevant Acts, having reference to the safety of the depositors and policyholders, are being duly observed and that the Bank is in a sound financial condition.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have performed an audit of the consolidated financial statements and their report follows. The external auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom.



Larry M. Pollock
President and Chief Executive Officer



Tracey C. Ball, FCA
Executive Vice President and Chief Financial Officer

November 25, 2009, except as to Note 35, which is as of December 9, 2009

Auditors' Report

TO THE SHAREHOLDERS OF CANADIAN WESTERN BANK

We have audited the Consolidated Balance Sheets of Canadian Western Bank as at October 31, 2009 and 2008 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flow for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2009 and 2008 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants
Edmonton, Alberta

November 25, 2009 except as to Note 35,
which is as of December 9, 2009

CONSOLIDATED BALANCE SHEETS

AS AT OCTOBER 31

($ thousands)

		2009	2008
Assets			
Cash Resources			
Cash and non-interest bearing deposits with financial institutions		$ 17,447	$ 8,988
Deposits with regulated financial institutions	(Note 3)	266,980	464,193
Cheques and other items in transit		12,677	18,992
		297,104	492,173
Securities	(Note 4)		
Issued or guaranteed by Canada		854,457	347,777
Issued or guaranteed by a province or municipality		253,143	452,045
Other securities		783,809	429,142
		1,891,409	1,228,964
Securities Purchased Under Resale Agreements	(Note 5)	–	77,000
Loans	(Note 6)		
Residential mortgages		2,282,475	2,134,327
Other loans		7,029,177	6,565,280
		9,311,652	8,699,607
Allowance for credit losses	(Note 7)	(75,459)	(75,538)
		9,236,193	8,624,069
Other			
Land, buildings and equipment	(Note 8)	39,252	31,893
Goodwill	(Note 9)	9,360	6,933
Intangible assets	(Note 9)	6,465	2,155
Insurance related	(Note 10)	55,932	52,943
Derivative related	(Note 11)	2,334	9,980
Other assets	(Note 12)	97,823	74,622
		211,166	178,526
Total Assets		$ 11,635,872	$ 10,600,732
Liabilities and Shareholders' Equity			
Deposits	(Note 13)		
Payable on demand		$ 359,176	$ 383,083
Payable after notice		2,778,601	2,010,039
Payable on a fixed date		6,374,461	6,747,597
Deposit from Canadian Western Bank Capital Trust	(Note 14)	105,000	105,000
		9,617,238	9,245,719
Other			
Cheques and other items in transit		41,964	29,036
Insurance related	(Note 15)	145,509	134,769
Derivative related	(Note 11)	74	163
Securities purchased under reverse resale agreements	(Note 5)	300,242	–
Other liabilities	(Note 16)	169,346	136,897
		657,135	300,865
Subordinated Debentures			
Conventional	(Note 17)	375,000	375,000
Shareholders' Equity			
Preferred shares	(Note 18)	209,750	–
Common shares	(Note 18)	226,480	221,914
Contributed surplus		19,366	14,234
Retained earnings		511,784	448,203
Accumulated other comprehensive income (loss)		19,119	(5,203)
		986,499	679,148
Total Liabilities and Shareholders' Equity		$ 11,635,872	$ 10,600,732
Contingent Liabilities and Commitments	(Note 20)		



Jack C. Donald
Chairman



Larry M. Pollock
President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED OCTOBER 31

($ thousands, except per share amounts)

		2009	2008
Interest Income			
Loans		$ 455,413	$ 491,991
Securities		44,209	52,929
Deposits with regulated financial institutions		12,803	17,847
		512,425	562,767
Interest Expense			
Deposits		263,017	317,554
Subordinated debentures		20,901	22,267
		283,918	339,821
Net Interest Income		228,507	222,946
Provision for Credit Losses	(Note 7)	13,500	12,000
Net Interest Income after Provision for Credit Losses		215,007	210,946
Other Income			
Credit related		23,369	26,998
Insurance, net	(Note 21)	17,116	15,866
Trust and wealth management services		15,478	13,299
Retail services		7,403	7,689
Gains on sale of securities		25,225	4,725
Foreign exchange gains		2,745	1,225
Other		276	438
		91,612	70,240
Net Interest and Other Income		306,619	281,186
Non-Interest Expenses			
Salaries and employee benefits		104,105	87,660
Premises and equipment		26,030	22,360
Other expenses		26,115	23,145
Provincial capital taxes		1,932	2,001
		158,182	135,166
Net Income before Income Taxes and Non-Controlling Interest in Subsidiary		148,437	146,020
Income Taxes	(Note 24)	41,920	44,001
		106,517	102,019
Non-Controlling Interest in Subsidiary		232	–
Net Income		$ 106,285	$ 102,019
Preferred Share Dividends		10,062	–
Net Income Available to Common Shareholders		$ 96,223	$ 102,019
Average number of common shares (in thousands)		63,613	63,214
Average number of diluted common shares (in thousands)		65,335	64,441
Earnings Per Common Share	(Note 25)		
Basic		$ 1.51	$ 1.61
Diluted		1.47	1.58

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED OCTOBER 31

($ thousands)

		2009	2008
Retained Earnings			
Balance at beginning of year		$ 448,203	$ 372,739
Net income		106,285	102,019
Dividends – Preferred shares		(10,061)	–
– Common shares		(27,992)	(26,555)
Issuance costs on preferred units		(4,651)	–
Balance at end of year		511,784	448,203
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of year		(5,203)	(5,931)
Other comprehensive income		24,322	728
Balance at end of year		19,119	(5,203)
Total retained earnings and accumulated other comprehensive income (loss)		530,903	443,000
Preferred Shares	(Note 18)		
Balance at beginning of year		–	–
Issued		209,750	–
Balance at end of year		209,750	–
Common Shares	(Note 18)		
Balance at beginning of year		221,914	219,004
Issued on exercise of options		2,200	1,646
Transferred from contributed surplus on the exercise or exchange of options		1,613	1,264
Issued on exercise of warrants		9	–
Issued under dividend reinvestment plan		744	–
Balance at end of year		226,480	221,914
Contributed Surplus			
Balance at beginning of year		14,234	9,681
Amortization of fair value of options	(Note 19)	6,745	5,817
Transferred to capital stock on the exercise or exchange of options		(1,613)	(1,264)
Balance at end of year		19,366	14,234
Total Shareholders' Equity		$ 986,499	$ 679,148

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED OCTOBER 31

($ thousands)

	2009	2008
Net Income	$ 106,285	$ 102,019
Other Comprehensive Income, net of tax		
Available-for-sale securities		
Gains (losses) from change in fair value[1]	47,214	(2,631)
Reclassification to other income[2]	(17,556)	(3,271)
	29,658	(5,902)
Derivatives designated as cash flow hedges		
Gains from change in fair value[3]	9,453	9,341
Reclassification to net interest income[4]	(9,379)	(1,773)
Reclassification to other liabilities for derivatives terminated prior to maturity[5]	(5,410)	(938)
	(5,336)	6,630
	24,322	728
Comprehensive Income for the Year	$ 130,607	$ 102,747

(1) Net of income tax expense of $20,094 (2008 – tax benefit of $1,170).
(2) Net of income tax benefit of $7,669 (2008 – $1,454).
(3) Net of income tax expense of $4,066 (2008 – $4,104).
(4) Net of income tax benefit of $4,035 (2008 – $775).
(5) Net of income tax benefit of $2,264 (2008 – $429).

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEAR ENDED OCTOBER 31

($ thousands)

		2009	2008
Cash Flows from Operating Activities			
Net income		$ 106,285	$ 102,019
Adjustments to determine net cash flows:			
Provision for credit losses		13,500	12,000
Depreciation and amortization		8,773	6,896
Amortization of fair value of employee stock options		6,745	5,817
Future income taxes, net		(13,633)	276
Gain on sale of securities, net		(25,225)	(4,725)
Accrued interest receivable and payable, net		1,032	2,719
Current income taxes payable, net		11,694	(454)
Other items, net		5,595	(5,164)
		114,766	119,384
Cash Flows from Financing Activities			
Deposits, net		371,519	988,801
Securities purchased under reverse resale agreements, net		300,242	–
Debentures issued		–	50,000
Debentures redeemed		–	(65,000)
Common shares issued	(Note 18)	2,953	1,646
Preferred units issued	(Note 18)	209,750	–
Issuance costs on preferred units		(4,651)	–
Dividends		(38,053)	(26,555)
		841,760	948,892
Cash Flows from Investing Activities			
Interest bearing deposits with regulated financial institutions, net		203,663	(57,057)
Securities, purchased		(3,253,024)	(2,609,432)
Securities, sales proceeds		2,302,967	1,303,698
Securities, matured		348,998	1,421,159
Securities purchased under resale agreements, net		77,000	129,925
Loans, net		(625,624)	(1,230,489)
Land, buildings and equipment		(14,809)	(12,527)
Business acquisition	(Note 33)	(6,481)	–
		(967,310)	(1,054,723)
Change in Cash and Cash Equivalents		(10,784)	13,553
Cash and Cash Equivalents at Beginning of Year		(1,056)	(14,609)
Cash and Cash Equivalents at End of Year *		$ (11,840)	$ (1,056)
***Represented by:**			
Cash and non-interest bearing deposits with financial institutions		$ 17,447	$ 8,988
Cheques and other items in transit (included in Cash Resources)		12,677	18,992
Cheques and other items in transit (included in Other Liabilities)		(41,964)	(29,036)
Cash and Cash Equivalents at End of Year		$ (11,840)	$ (1,056)
Supplemental Disclosure of Cash Flow Information			
Amount of interest paid in the year		$ 275,943	$ 336,106
Amount of income taxes paid in the year		44,198	44,179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED OCTOBER 31, 2009

($ thousands, except per share amounts)

1. BASIS OF PRESENTATION

These consolidated financial statements of Canadian Western Bank (CWB or the Bank) have been prepared in accordance with subsection 308 (4) of the Bank Act, which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of OSFI, are summarized below and in the following notes. These accounting policies conform, in all material respects, to Canadian GAAP.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the year. Key areas of estimation where management has made subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, fair value of financial instruments, goodwill and intangible assets, provision for unpaid claims and adjustment expenses, future income tax asset and liability, other than temporary impairment of securities and fair value of employee stock options. Therefore, actual results could differ from these estimates.

a) Basis of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries, after the elimination of intercompany transactions and balances. Subsidiaries are defined as entities whose operations are controlled by the Bank and are corporations in which the Bank is the beneficial owner. See Note 34 for details of the subsidiaries and affiliate.

b) Business Combinations

Business acquisitions are accounted for using the purchase method.

c) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Revenues and expenses in foreign currencies are translated at the average exchange rates prevailing during the year. Realized and unrealized gains and losses on foreign currency positions are included in other income, except for unrealized foreign exchange gains and losses on available-for-sale securities that are included in other comprehensive income.

d) Specific Accounting Policies

To facilitate a better understanding of the Bank's consolidated financial statements, the significant accounting policies are disclosed in the notes, where applicable, with related financial disclosures by major caption:

Note	Topic
2	Financial instruments
3	Cash resources
4	Securities
5	Securities purchased under resale agreements and securities purchased under reverse resale agreements
6	Loans
7	Allowance for credit losses
8	Land, buildings and equipment
9	Goodwill and intangible assets
10	Insurance related other assets
11	Derivative financial instruments
12	Other assets
13	Deposits
14	Trust capital securities
15	Insurance related other liabilities
16	Other liabilities
17	Subordinated debentures
18	Capital stock
19	Stock-based compensation
20	Contingent liabilities and commitments
21	Insurance operations
22	Disclosures on rate regulation
23	Employee future benefits
24	Income taxes
25	Earnings per common share
26	Assets under administration and management
27	Related party transactions
28	Interest rate sensitivity
29	Fair value of financial instruments
30	Risk management
31	Capital management
32	Segmented information
33	Business acquisition
34	Subsidiaries and affiliate
35	Subsequent event
36	Comparative figures

e) **Change in Accounting Policies**

Goodwill and Intangible Assets

Effective November 1, 2008, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) new accounting standard, Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Credit Risk and Fair Value

Effective November 1, 2008, the Bank adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies how the Bank's own credit risk and the credit risk of a counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Financial Instruments – Disclosures

Effective October 31, 2009, the Bank adopted CICA amendments to Section 3862, Financial Instruments – Disclosures. These amendments require enhanced disclosures over fair value measurements of financial instruments and liquidity risks. The additional disclosures over fair value measurements include categorization of fair value measurements into one of three levels, ranging from those fair value measurements that are determined through quoted market prices in an active market to those fair value measurements that are based on inputs that are not based on observable market data. The additional disclosures over liquidity risks require greater clarification over the application of liquidity risk as well as maturity analysis for derivative financial liabilities.

f) **Future Accounting Changes**

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

During 2008, the Bank commenced a four stage conversion project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic and the design and planning phases are complete, and the solution development phase will be completed in the fourth quarter of fiscal 2010.

The impact of the transition to IFRS on the Bank's consolidated financial statements for current standards is not yet determinable. CWB continues to monitor the International Accounting Standards Board's proposed changes to standards during Canada's transition to IFRS. These proposed changes may have a significant impact on our implementation plan and future financial statements.

2. FINANCIAL INSTRUMENTS

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risks. A discussion of how these are managed can be found in the Risk Management section of the 2009 Annual Report beginning on page 59.

Income and expenses are classified as to source, either securities or loans for income, and deposits or subordinated debentures for expense. Gains on the sale of securities, net, are shown separately in other income.

3. CASH RESOURCES

Cash resources have been designated as available-for-sale and are reported on the balance sheets at fair value with changes in fair value reported in other comprehensive income, net of income taxes.

Included in deposits with regulated financial institutions are available-for-sale financial instruments reported on the consolidated balance sheets at the fair value of $266,980 (2008 – $464,193), which is $7,390 (2008 – $940) higher than amortized cost.

4. SECURITIES

Securities have been designated as available-for-sale, are accounted for at settlement date and reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes.

Securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. If an impairment in value is other than temporary, any write-down to net realizable value is reported in the consolidated statements of income. Gains and losses realized on disposal of securities and adjustments to record any other than temporary impairment in value are included in other income. Amortization of premiums and discounts are reported in interest income from securities in the consolidated statements of income.

The analysis of securities at carrying value, by type and maturity, is as follows:

	Maturities				2009 Total Carrying Value	2008 Total Carrying Value
	Within 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years		
Securities issued or guaranteed by						
Canada	$ 184,536	$ 665,875	$ 4,046	$ –	$ 854,457	$ 347,777
A province or municipality	102,652	108,430	39,936	2,125	253,143	452,045
Other debt securities	74,725	167,706	77,906	12,255	332,592	168,707
Equity securities						
Preferred shares	29,895	80,023	272,372	52,071	434,361	256,232
Common shares	–	–	–	16,856	16,856	4,203
Total[1]	$ 391,808	$ 1,022,034	$ 394,260	$ 83,307	$ 1,891,409	$ 1,228,964

(1) All securities have been designated as available-for-sale.

The analysis of unrealized gains and losses on securities reflected on the balance sheet is as follows:

	2009				2008			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities issued or guaranteed by								
Canada	$ 852,863	$ 1,602	$ 8	$ 854,457	$ 346,360	$ 1,417	$ –	$ 347,777
A province or municipality	250,596	2,682	135	253,143	450,831	1,442	228	452,045
Other debt securities	325,694	7,279	381	332,592	170,665	686	2,644	168,707
Equity securities								
Preferred shares	428,551	14,108	8,298	434,361	274,061	–	17,829	256,232
Common shares	16,298	1,244	686	16,856	5,802	49	1,648	4,203
Total	$ 1,874,002	$ 26,915	$ 9,508	$ 1,891,409	$ 1,247,719	$ 3,594	$ 22,349	$ 1,228,964

The securities portfolio is primarily comprised of high quality debt instruments, preferred shares and common shares that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in value are generally attributed to changes in interest rates, market spreads and shifts in the interest rate curve. Unrealized losses at year-end are considered to be temporary in nature.

5. SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES PURCHASED UNDER REVERSE RESALE AGREEMENTS

Securities purchased under resale agreements represent a purchase of Government of Canada securities by the Bank effected with a simultaneous agreement to sell them back at a specified price on a future date, which is generally short term. The difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as securities interest income. There were no such agreements outstanding as at October 31, 2009.

Securities purchased under reverse resale agreements represent a sale of Government of Canada securities by the Bank effected with a simultaneous agreement to buy them back at a specified price on a future date, which is generally short term. The difference between the proceeds of the sale and the predetermined cost to be paid on a resale agreement is recorded as deposit interest expense.

Securities purchased under resale agreements have been designated as available-for-sale and are reported on the consolidated balance sheets at fair value with changes in fair value reported in other comprehensive income, net of income taxes.

Interest earned or paid is recorded in interest income or expense as earned.

6. LOANS

Loans are recorded at amortized cost and are stated net of unearned income, unamortized premiums and an allowance for credit losses (Note 7).

Interest income is recorded using the effective interest method, except for loans classified as impaired. Loans are determined to be impaired when payments are contractually past due 90 days, or where the Bank has taken realization proceedings, or where the Bank is of the opinion that the loan should be regarded as impaired. An exception may be made where management determines that the loan is well secured and in the process of collection and the collection efforts are reasonably expected to result in either repayment of the loan or restoring it to a current status within 180 days from the date the payment went in arrears. All loans are classified as impaired when a payment is 180 days in arrears other than loans guaranteed or insured for both principal and interest by the Canadian government, the provinces or a Canadian government agency. These loans are classified as impaired when payment is 365 days in arrears.

Impairment is measured as the difference between the carrying value of the loan at the time it is classified as impaired and the present value of the expected cash flows (estimated realizable amount), using the interest rate inherent in the loan at the date the loan is classified as impaired. When the amounts and timing of future cash flows cannot be reliably estimated, either the fair value of the security underlying the loan, net of any expected realization costs, or the current market price for the loan may be used to measure the estimated realizable amount. At the time a loan is classified as impaired, interest income will cease to be recognized in accordance with the loan agreement, and any uncollected but accrued interest will be added to the carrying value of the loan, together with any unamortized premiums, discounts or loan fees. Subsequent payments received on an impaired loan are recorded as a reduction of the recorded investment in the loan. Impaired loans are returned to performing status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current and all charges for loan impairment have been reversed.

Loan fees, net of directly related costs, are amortized to interest income over the expected term of the loan. Premiums paid on the acquisition of loan portfolios are amortized to interest income over the expected term of the loans.

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows:

	2009				2008			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,452,682	$ 14,805	$ 1,207	$ 13,598	$ 1,288,160	$ 11,462	$ 305	$ 11,157
Real estate[1]	3,909,991	76,643	5,611	71,032	3,673,158	51,909	2,948	48,961
Equipment financing	1,412,344	26,408	6,196	20,212	1,391,287	20,456	5,647	14,809
Commercial	2,536,635	20,088	1,292	18,796	2,347,002	7,809	6,111	1,698
Total[3]	$ 9,311,652	$ 137,944	$ 14,306	123,638	$ 8,699,607	$ 91,636	$ 15,011	76,625
General allowance[2]				(61,153)				(60,527)
Net impaired loans after general allowance				$ 62,485				$ 16,098

(1) Multi-family residential mortgages are presented as real estate loans in this table.
(2) The general allowance for credit risk is not allocated by loan type.
(3) Gross impaired loans includes foreclosed assets with a carrying value of nil (2008 – $901) which are held for sale.

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows:

	2009			2008		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 74,847	$ 7,651	$ 67,196	$ 48,133	$ 9,005	$ 39,128
British Columbia	37,655	5,000	32,655	40,656	4,626	36,030
Saskatchewan	1,632	609	1,023	2,155	792	1,363
Manitoba	337	23	314	389	389	–
Other[2]	23,473	1,023	22,450	303	199	104
Total	$ 137,944	$ 14,306	123,638	$ 91,636	$ 15,011	76,625
General allowance[1]			(61,153)			(60,527)
Net impaired loans after general allowance			$ 62,485			$ 16,098

(1) The general allowance for credit risk is not allocated by province.
(2) Included in Other is a corporate loan with security that is not identifiable to a specific province.

During the year, interest recognized as income on impaired loans totaled $1,726 (2008 – $360).

Gross impaired loans exclude certain past due loans where payment of interest or principal is contractually in arrears, which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

As at October 31, 2009	1 - 30 days	31 - 60 days	61 - 90 days	More than 90 days	Total
Residential mortgages	$ 5,002	$ 11,102	$ 1,828	$ –	$ 17,932
Other loans	22,531	18,170	2,866	–	43,567
	$ 27,533	$ 29,272	$ 4,694	$ –	$ 61,499
Total as at October 31, 2008	$ 18,949	$ 12,560	$ 689	$ –	$ 32,198

The composition of the Bank's loan portfolio by geographic region and industry sector follow:

October 31, 2009 ($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total[1]	Composition Percentage
Loans to Individuals							
Residential mortgages[2]	$ 1,005	$ 1,006	$ 120	$ 89	$ 62	$ 2,282	25%
Other loans	62	102	15	3	1	183	2
	1,067	1,108	135	92	63	2,465	27
Loans to Businesses							
Commercial	752	1,258	120	85	321	2,536	27
Construction and real estate[3]	1,126	1,361	154	61	194	2,896	31
Equipment financing	324	744	50	14	125	1,257	13
Energy	–	158	–	–	–	158	2
	2,202	3,521	324	160	640	6,847	73
Total Loans	$ 3,269	$ 4,629	$ 459	$ 252	$ 703	$ 9,312	100%
Composition Percentage	35%	50%	5%	3%	7%	100%	

October 31, 2008	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total[1]	Composition Percentage
Loans to Individuals							
Residential mortgages[2]	$ 1,034	$ 868	$ 115	$ 62	$ 51	$ 2,130	24%
Other loans	110	205	24	3	1	343	4
	1,144	1,073	139	65	52	2,473	28
Loans to Businesses							
Commercial	710	1,201	86	83	220	2,300	27
Construction and real estate[3]	911	1,344	73	62	144	2,534	29
Equipment financing	338	815	39	13	32	1,237	14
Energy	–	156	–	–	–	156	2
	1,959	3,516	198	158	396	6,227	72
Total Loans	$ 3,103	$ 4,589	$ 337	$ 223	$ 448	$ 8,700	100%
Composition Percentage	36%	53%	4%	2%	5%	100%	

(1) This table does not include an allocation of the allowance for credit losses or deferred revenue and premiums.
(2) Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
(3) Includes commercial term mortgages and project (interim) mortgages for non-residential property.

7. ALLOWANCE FOR CREDIT LOSSES

An allowance for credit losses is maintained which, in the Bank's opinion, is adequate to absorb credit related losses in its loan portfolio. The adequacy of the allowance for credit losses is reviewed at least quarterly. The allowance for credit losses is deducted from the outstanding loan balance.

The allowance for credit losses consists of specific provisions and the general allowance for credit risk. Specific provisions include all the accumulated provisions for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes provisions for losses inherent in the portfolio that are not presently identifiable by management of the Bank on an account-by-account basis. The general allowance for credit risk is established by taking into consideration historical trends in the loss experience during economic cycles, the current portfolio profile, estimated losses for the current phase of the economic cycle and historical experience in the industry.

Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses in the consolidated statements of income is charged with an amount sufficient to keep the balance in the allowance for credit losses adequate to absorb all credit related losses.

The following table shows the changes in the allowance for credit losses during the year:

	2009			2008		
	Specific Allowance	General Allowance for Credit Losses	Total	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of year	$ 15,011	$ 60,527	$ 75,538	$ 7,414	$ 55,608	$ 63,022
Provision for credit losses	12,874	626	13,500	7,081	4,919	12,000
Write-offs	(13,842)	–	(13,842)	(2,577)	–	(2,577)
Recoveries	263	–	263	3,093	–	3,093
Balance at end of year	$ 14,306	$ 61,153	$ 75,459	$ 15,011	$ 60,527	$ 75,538

8. LAND, BUILDINGS AND EQUIPMENT

Land is carried at cost. Buildings, equipment and furniture, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful life of the asset, as follows: buildings – 20 years, equipment and furniture – three to five years, and leasehold improvements – term of the lease. Gains and losses on disposal are recorded in other income in the year of disposal. Land, building and equipment, if no longer in use or considered impaired, are written down to the fair value.

Operating leases primarily comprise branch and office premises and are not capitalized. Total costs, including free rent periods and step-rent increases, are expensed on a straight-line basis over the lease term.

	Cost	Accumulated Depreciation and Amortization	2009 Net Book Value	2008 Net Book Value
Land	$ 2,783	$ –	$ 2,783	$ 2,783
Buildings	5,318	3,333	1,985	2,247
Computer equipment	27,658	21,160	6,498	5,593
Office equipment and furniture	19,224	12,120	7,104	5,326
Leasehold improvements	35,538	14,656	20,882	15,944
Total	$ 90,521	$ 51,269	$ 39,252	$ 31,893

Depreciation and amortization for the year amounted to $7,503 (2008 – $6,370).

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill is the excess of the purchase price paid for the acquisition of a subsidiary over the fair value of the net assets acquired, including identifiable intangible assets. Goodwill and other intangibles with an indefinite life are not amortized, but are subject to a fair value impairment test at least annually. Other intangibles with a finite life are amortized to the statement of income over their expected lives not exceeding 10 years. These intangible assets are tested for impairment whenever circumstances indicate that the carrying amount may not be recoverable. Any impairment of goodwill or other intangible assets will be charged to the consolidated statement of income in the period of impairment.

			2009	2008
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Goodwill	$ 9,360	$ –	$ 9,360	$ 6,933
Identifiable intangible assets				
Customer relationships	6,750	2,865	3,885	1,835
Non-competition agreements	2,630	630	2,000	–
Trademarks	580	–	580	300
Others	200	200	–	20
	10,160	3,695	6,465	2,155
Total	$ 19,520	$ 3,695	$ 15,825	$ 9,088

Amortization of customer relationships and other intangible assets for the year amounted to $1,270 (2008 – $526). The trademarks have an indefinite life and are not subject to amortization. Goodwill includes $6,106 related to the banking and trust segment and $3,254 related to the insurance segment. There were no writedowns of goodwill or intangible assets due to impairment.

10. INSURANCE RELATED OTHER ASSETS

	2009	2008
Instalment premiums receivable	$ 27,620	$ 24,333
Reinsurers' share of unpaid claims and adjustment expenses	10,441	11,561
Deferred policy acquisition costs	9,808	8,924
Recoverable on unpaid claims	7,303	6,939
Due from reinsurers	760	1,186
Total	$ 55,932	$ 52,943

11. DERIVATIVE FINANCIAL INSTRUMENTS

Interest rate, foreign exchange and equity contracts such as futures, options, swaps, floors and rate locks are entered into for risk management purposes in accordance with the Bank's asset liability management policies. It is the Bank's policy not to utilize derivative financial instruments for trading or speculative purposes. Interest rate swaps and floors are primarily used to reduce the impact of fluctuating interest rates. Equity contracts are used to economically offset the return paid to depositors on certain deposit products that are linked to a stock index. Foreign exchange contracts are only used for the purposes of meeting needs of clients or day-to-day business.

The Bank designates certain derivative financial instruments as either a hedge of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), or a hedge of highly probable future cash flows attributable to a recognized asset or liability or a forecasted transaction (cash flow hedges). The Bank has designated all interest rate swaps as cash flow hedges. On an ongoing basis, the Bank assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Certain derivatives embedded in other financial instruments, such as the return on fixed term deposits that are linked to a stock index, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the combined contract is not carried at fair value. Embedded derivatives identified in contracts entered into after November 1, 2002 have been separated from the host contract and are recorded at fair value.

Interest income received or interest expense paid on derivative financial instruments is accounted for on the accrual basis and recognized as interest income or expense, as appropriate, over the term of the hedge contract. Premiums on purchased contracts are amortized to interest expense over the term of the contract. Accrued interest receivable and payable and deferred gains and losses for these contracts are recorded in other assets or liabilities as appropriate. Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other assets or other liabilities, as appropriate, and amortized into income over the original hedged period. In the event a designated hedged item is terminated or eliminated prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in other income.

Derivative financial instruments are recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income, net of income taxes. Changes in fair value related to the ineffective portion of cash flow hedges and all other derivative financial instruments are reported in other income on the consolidated statement of income.

The Bank enters into derivative financial instruments for risk management purposes. Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or commodity instrument or index.

Derivative financial instruments primarily used by the Bank include:

- interest rate swaps, which are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount;
- equity swap contracts, which are agreements where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index as well as a designated interest rate applied to a notional amount; and
- foreign exchange forwards and futures, which are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Interest rate swaps and other instruments are used as hedging devices to control interest rate risk. The Bank enters into these interest rate derivative instruments only for its own account and does not act as an intermediary in this market. The credit risk is limited to the amount of any adverse change in interest rates applied on the notional contract amount should the counterparty default. Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The credit risk is limited to the average return on an equity index, applied on the notional contract amount should the counterparty default. The principal amounts are not exchanged and, hence, are not at risk. The Asset Liability Committee (ALCO) of the Bank establishes and monitors approved counterparties (including an assessment of credit worthiness) and maximum notional limits. Approved counterparties are limited to rated financial institutions or their associated parent/affiliate with a minimum rating of A high or equivalent.

Foreign exchange transactions are undertaken only for the purposes of meeting the needs of clients and of day-to-day business. Foreign exchange markets are not speculated in by taking a trading position in currencies. Maximum exposure limits are established and monitored by ALCO and are defined by allowable unhedged amounts. The position is managed within the allowable target range by spot and forward transactions or other hedging techniques. Exposure to foreign exchange risk is not material to the Bank's overall financial position.

The following table summarizes the derivative financial instrument portfolio and the related credit risk. Notional amounts represent the amount to which a rate or price is applied in order to calculate the exchange of cash flows. The notional amounts are not recorded on the consolidated balance sheets. They represent the volume of outstanding transactions and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The future credit exposure represents the potential for future changes in value and is based on a formula prescribed by OSFI. The credit risk equivalent is the sum of the future credit exposure and the replacement cost. The risk-weighted balance represents the credit risk equivalent weighted according to the credit worthiness of the counterparty as prescribed by OSFI. Additional discussion of OSFI's capital adequacy requirements is provided on page 46 of Management's Discussion and Analysis.

	2009					2008				
	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-Weighted Balance	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-Weighted Balance
Interest rate swaps	$ 235,000	$ 2,265	$ –	$ 2,265	$ 453	$ 593,000	$ 9,827	$ 1,825	$ 11,652	$ 2,361
Equity contracts	2,000	–	130	130	26	4,400	–	304	304	61
Foreign exchange contracts	2,496	44	22	66	22	2,600	2	26	28	14
Total	$ 239,496	$ 2,309	$ 152	$ 2,461	$ 501	$ 600,000	$ 9,829	$ 2,155	$ 11,984	$ 2,436

The following table shows the derivative financial instruments split between those contracts that have a positive fair value (favourable contracts) and those that have a negative fair value (unfavourable contracts).

	2009				2008			
	Favourable Contracts		Unfavourable Contracts		Favourable Contracts		Unfavourable Contracts	
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps	$ 235,000	$ 2,265	$ –	$ –	$ 593,000	$ 9,827	$ –	$ –
Equity contracts	–	–	2,000	(33)	–	–	4,400	(139)
Foreign exchange contracts	1,248	44	1,248	(41)	1,300	2	1,300	(24)
Embedded derivatives in equity linked deposits	n/a	25	n/a	–	n/a	151	n/a	–
Other forecasted transactions	–	–	–	–	–	–	–	–
Total	$ 236,248	$ 2,334	$ 3,248	$ (74)	$ 594,300	$ 9,980	$ 5,700	$ (163)

The aggregate contractual or notional amount of the derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus, the aggregate fair values of these financial assets and liabilities can fluctuate significantly from time to time. The average fair values of the derivative financial instruments on hand during the year are set out in the following table.

	2009	2008
Favourable derivative financial instruments (assets)	$ 7,547	$ 4,094
Unfavourable derivative financial instruments (liabilities)	$ 287	$ 322

The following table summarizes maturities of derivative financial instruments and weighted average interest rates paid and received on contracts.

	2009 Maturity				2008 Maturity			
	1 Year or Less		More than 1 Year		1 Year or Less		More than 1 Year	
	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate
Interest Rate Contracts								
Interest rate swaps - receive fixed amounts[1]	$ 235,000	3.33%	$ –	n/a	$ 228,000	3.83%	$ 365,000	3.46%
Equity Contracts[2]	1,500		500		2,400		2,000	
Foreign Exchange Contracts[3]	2,496		–		2,600		–	
Total	$ 238,996		$ 500		$ 233,000		$ 367,000	

(1) The Bank pays floating interest amounts based on the one-month (30-day) Canadian Bankers' Acceptance rate. Interest rate swaps mature between November 2009 and June 2010.
(2) The Bank receives amounts based on the specified equity index and pays amounts based on the one-month (30-day) Canadian Bankers' Acceptance rate. Equity contracts mature between March 2010 and March 2011.
(3) The contractual interest rate is not meaningful for foreign exchange contracts. Foreign exchange contracts mature between November 2009 and April 2010.

During the year, a net unrealized after tax gain of $9,453 (2008 – $9,341) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges and $nil (2008 – $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. A net gain after tax of $9,379 (2008 – $1,773) was reclassified to net income. During the year, $5,410 after tax (2008 – $938) was reclassified to other liabilities for derivatives terminated prior to maturity and the deferred balance will be amortized into net interest income over the original hedged period. A net gain of $1,678 (2008 – $2,432) after tax recorded in accumulated other comprehensive income (loss) as at October 31, 2009 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

There were no forecasted transactions that failed to occur.

12. OTHER ASSETS

		2009	2008
Accrued interest receivable		$ 47,184	$ 40,241
Future income tax asset	(Note 24)	20,319	16,142
Accounts receivable		16,888	6,004
Prepaid expenses		6,209	3,520
Financing costs[1]		3,730	4,636
Taxes receivable		127	1,259
Other		3,366	2,820
Total		$ 97,823	$ 74,622

(1) Amortization for the year amounted to $989 (2008 – $1,037).

13. DEPOSITS

Deposits are accounted for on an amortized cost basis. Costs relating to the issuance of fixed term deposits are amortized over the expected life of the deposit using the effective interest method.

	Individuals	Business and Government	Financial Institutions	2009 Total
Payable on demand	$ 20,028	$ 339,148	$ –	$ 359,176
Payable after notice	1,660,715	1,117,886	–	2,778,601
Payable on a fixed date	4,717,146	1,655,315	2,000	6,374,461
Deposit from CWB Capital Trust [1]	–	105,000	–	105,000
Total	$ 6,397,889	$ 3,217,349	$ 2,000	$ 9,617,238

	Individuals	Business and Government	Financial Institutions	2008 Total
Payable on demand	$ 16,071	$ 367,012	$ –	$ 383,083
Payable after notice	732,630	1,277,409	–	2,010,039
Payable on a fixed date	4,601,439	2,136,158	10,000	6,747,597
Deposit from CWB Capital Trust [1]	–	105,000	–	105,000
Total	$ 5,350,140	$ 3,885,579	$ 10,000	$ 9,245,719

(1) The senior deposit note of $105 million from CWB Capital Trust is reflected as a Business and Government deposit payable on a fixed date. This senior deposit note bears interest at an annual rate of 6.199% until December 31, 2016 and, thereafter, at the CDOR 180-day Bankers' Acceptance rate plus 2.55%. This note is redeemable at the Bank's option, in whole or in part, on and after December 31, 2011, or earlier in certain specified circumstances, both subject to the approval of OSFI. Each one thousand dollars of WesTS principal is convertible at any time into 40 non-cumulative redeemable CWB First Preferred Shares Series 1 of the Bank at the option of CWB Capital Trust. CWB Capital Trust will exercise this conversion right in circumstances in which holders of CWB Capital Trust Capital Securities Series 1 (WesTS) exercise their holder exchange rights. See Note 14 for more information on WesTS and CWB Capital Trust.

14. TRUST CAPITAL SECURITIES

In 2006, the Bank arranged for the issuance of innovative capital instruments, CWB Capital Trust Capital Securities Series 1 (WesTS), through Canadian Western Bank Capital Trust (CWB Capital Trust), a special purpose entity. CWB Capital Trust, an open-end trust, issued non-voting WesTS and the proceeds were used to purchase a senior deposit note from CWB.

CICA Accounting Guideline (AcG-15) provides a framework for identifying Variable Interest Entities ("VIEs") and requires the consolidation of a VIE if the Bank is the primary beneficiary of the VIE. The only special purpose entity in which the Bank participates is CWB Capital Trust. Although CWB owns the unit holder's equity and voting control of CWB Capital Trust through Special Trust Securities, the Bank is not exposed to the majority of any CWB Capital Trust losses and is, therefore, not the primary beneficiary under AcG-15. Accordingly, CWB does not consolidate CWB Capital Trust and the WesTS issued by CWB Capital Trust are not reported on the consolidated balance sheets, but the senior deposit note is reported in deposits (see Note 13) and interest expense is recognized on the senior deposit note.

Holders of WesTS are eligible to receive semi-annual non-cumulative fixed cash distributions. No cash distributions will be payable by CWB Capital Trust on WesTS if CWB fails to declare regular dividends on its preferred shares or, if no preferred shares are outstanding, on its common shares. In this case, the net distributable funds of CWB Capital Trust will be distributed to the Bank as holder of the residual interest in CWB Capital Trust.

Should CWB Capital Trust fail to pay the semi-annual distributions in full, CWB has contractually agreed not to declare dividends of any kind on any of the preferred or common shares for a specified period of time.

The following information presents the outstanding WesTS:

Issuance date	August 31, 2006
Distribution dates	June 30, December 31
Annual yield	6.199%
Earliest date redeemable at the option of the issuer	December 31, 2011
Earliest date exchangeable at the option of the holder	Anytime
Trust capital securities outstanding	105,000
Principal amount	$105,000

The significant terms and conditions of the WesTS are:

1) Subject to the approval of OSFI, CWB Capital Trust may, in whole (but not in part), on the redemption date specified above, and on any distribution date thereafter, redeem the WesTS without the consent of the holders.

2) Subject to the approval of OSFI, upon occurrence of a special event as defined, prior to the redemption date specified above, CWB Capital Trust may redeem all, but not part, of the WesTS without the consent of the holders.

3) The WesTS may be redeemed for cash equivalent to (i) the early redemption price if the redemption occurs prior to December 31, 2016 or (ii) the redemption price if the redemption occurs on or after December 31, 2016. Redemption price refers to an amount equal to one thousand dollars plus the unpaid distributions to the redemption date. Early redemption price refers to an amount equal to the greater of (i) the redemption price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the redemption date with a maturity date of December 31, 2016, plus 0.50%.

4) Holders of WesTS may, at any time, exchange each one thousand dollars of principal for 40 First Preferred Shares Series 1 of the Bank. CWB's First Preferred Shares Series 1 pay semi-annual non-cumulative cash dividends with an annual yield of 4.00% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by CWB Capital Trust of the corresponding amount of the deposit note of the Bank. The WesTS exchanged for the Bank's First Preferred Shares Series 1 will be cancelled by CWB Capital Trust.

5) Each WesTS will be exchanged automatically without the consent of the holders for 40 non-cumulative redeemable CWB First Preferred Shares Series 2 upon occurrence of any one of the following events: (i) proceedings are commenced for the winding up of the Bank, (ii) OSFI takes control of the Bank, (iii) the Bank has a Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%, or (iv) OSFI has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction. Following the occurrence of an automatic exchange, the Bank would hold all of the Special Trust Securities and all of the WesTS, and the primary asset of CWB Capital Trust would continue to be the senior deposit note. The Bank's First Preferred Shares Series 2 pay semi-annual non-cumulative cash dividends with an annual yield of 5.25% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders.

6) For regulatory capital purposes, WesTS are included in Tier 1 capital to a maximum of 15% of net Tier 1 capital with the remainder included in Tier 2 capital. All of the outstanding WesTS amounts are currently included in Tier 1 capital.

7) The non-cumulative cash distribution on the WesTS will be 6.199% paid semi-annually until December 31, 2016 and, thereafter, at CDOR 180-day Bankers' Acceptance rate plus 2.55%.

15. INSURANCE RELATED OTHER LIABILITIES

		2009	2008
Unpaid claims and adjustment expenses	(Note 21)	$ 81,025	$ 76,176
Unearned premiums		62,307	56,799
Due to insurance companies and policyholders		1,425	987
Unearned commissions		752	807
Total		$ 145,509	$ 134,769

16. OTHER LIABILITIES

		2009	2008
Accrued interest payable		$ 109,559	$ 101,584
Accounts payable		37,391	24,895
Taxes payable		15,822	5,260
Leasehold inducements		2,673	1,373
Future income tax liability	(Note 24)	2,037	1,300
Deferred revenue		1,864	2,485
Total		$ 169,346	$ 136,897

17. SUBORDINATED DEBENTURES

Financing costs relating to the issuance of subordinated debentures are amortized over the expected life of the related subordinated debenture using the effective interest method.

Each of the following qualifies as a bank debenture under the Bank Act and is subordinate in right of payment to all deposit liabilities. All redemptions are subject to the approval of OSFI.

Interest Rate	Maturity Date	Earliest Date Redeemable by CWB at Par	2009	2008
5.550%[1]	November 19, 2014	November 20, 2009	$ 60,000	$ 60,000
5.426%[2]	November 21, 2015	November 22, 2010	70,000	70,000
5.070%[3]	March 21, 2017	March 22, 2012	120,000	120,000
5.571%[4]	March 21, 2022	March 22, 2017	75,000	75,000
5.950%[5]	June 27, 2018	June 27, 2013	50,000	50,000
			$ 375,000	$ 375,000

(1) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points. On November 20, 2009, these conventional debentures were redeemed by the Bank.

(2) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

(3) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 155 basis points. Of the $125,000 debentures issued, $5,000 were acquired by Canadian Direct Insurance Incorporated, a wholly owned subsidiary, and have been eliminated on consolidation.

(4) These conventional debentures have a 15-year term with a fixed interest rate for the first 10 years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

(5) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 302 basis points.

18. CAPITAL STOCK

Authorized:

An unlimited number of common shares without nominal or par value;

33,964,324 class A shares without nominal or par value; and

25,000,000 first preferred shares without nominal or par value, issuable in series, of which 4,200,000 first preferred shares Series 1 and 4,200,000 first preferred shares Series 2 have been reserved (see Note 14). 8,390,000 first preferred shares Series 3 have been issued and are convertible to first preferred shares Series 4 as noted below.

Issued and fully paid:

	2009		2008	
	Number of Shares	Amount	Number of Shares	Amount
Preferred Shares – Series 3				
Outstanding at beginning of year	–	$ –	–	$ –
Issued during the year	8,390,000	209,750	–	–
Outstanding at end of year	8,390,000	209,750	–	–
Common Shares				
Outstanding at beginning of year	63,457,142	221,914	62,836,189	219,004
Issued on exercise of warrants	624	9	–	–
Issued under dividend reinvestment plan	38,760	744	–	–
Issued on exercise or exchange of options	406,934	2,200	620,953	1,646
Transferred from contributed surplus on exercise or exchange of options	–	1,613	–	1,264
Outstanding at end of year	63,903,460	226,480	63,457,142	221,914
Share Capital		$ 436,230		$ 221,914

The Bank is prohibited by the Bank Act from declaring any dividends on common shares when the Bank is or would be placed, as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. In addition, should CWB Capital Trust fail to pay the semi-annual distributions in full on the CWB Capital Trust Securities Series 1 (see Note 14), the Bank has contractually agreed to not declare dividends on any of its common and preferred shares for a specified period of time. These limitations do not restrict the current level of dividends.

a) **Preferred Shares**

During 2009, the Bank issued 8.4 million preferred units at $25 per unit, for total proceeds of $209.8 million. Of the total, 5.4 million preferred units were issued by way of a private placement for total proceeds of $135.0 million, and 3.0 million were issued under a public offering for total proceeds of $74.8 million.

The preferred units issued by way of the private placement and the public offering each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (Series 3 Preferred Shares) in the capital of the Bank with an issue price of $25.00 per share and 1.7857 and 1.7800 common share purchase warrants, respectively. Each warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014.

Holders of the Series 3 Preferred Shares are entitled to receive non-cumulative quarterly fixed dividends for the initial five-year period ending April 30, 2014 of 7.25% per annum, payable quarterly, as and when declared by the Board of Directors. The dividend rate on Series 3 Preferred Shares will reset May 1, 2014 and every five years thereafter at a level of 500 basis points over the then current five-year Government of Canada bond yield. On April 30, 2014, and every five years thereafter, holders of Series 3 Preferred Shares will, subject to certain conditions, have the option to convert their shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (Series 4 Preferred Shares). Holders of the Series 4 Preferred Shares will be entitled to a floating quarterly dividend rate equal to the 90-day Canadian treasury bill rate plus 500 basis points, as and when declared by the Board of Directors.

The Series 3 Preferred Shares are not redeemable prior to April 30, 2014. Subject to the provisions of the Bank Act, the prior consent of OSFI and the provisions described in the prospectus for the public offering, on April 30, 2014 and on April 30 every five years thereafter, the Bank may redeem all or any part of the then outstanding Series 3 Preferred Shares at the Bank's option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of $25.00 together with all declared and unpaid dividends to the date fixed for redemption.

Subject to the provisions of the Bank Act, the prior consent of OSFI and the provisions described in the prospectus for the public offering, on not more than 60 nor less than 30 days' notice, the Bank may redeem all or any part of the then outstanding Series 4 Preferred Shares at the Bank's option without the consent of the holder by the payment of an amount in cash for each such share so redeemed of: (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 30, 2019 and on April 30 every five years thereafter; or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date on or after April 30, 2014.

b) **Warrants to Purchase Common Shares**

Number of Warrants	October 31, 2009	October 31, 2008
Outstanding at beginning of year	–	–
Issued	14,964,980	–
Exercised	(624)	–
Outstanding at end of year	14,964,356	–

c) **Dividend Reinvestment Plan**

During the year, the Bank introduced a dividend reinvestment plan (plan) that provides holders of the Bank's common shares and holders of any other class of shares deemed eligible by the Bank's Board of Directors with the opportunity to direct cash dividends paid on any class of their eligible shares towards the purchase of additional common shares. Currently, the Board of Directors has deemed that the holders of the Bank's Series 3 Preferred Shares are eligible to participate in the plan. The plan is only open to shareholders residing in Canada.

At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the closing prices of a board lot of common shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, with a discount of between 0% to 5% at the Bank's discretion. The Bank also has the option to fund the plan through the open market at market prices. During the year, 38,760 common shares were issued under the plan from the Bank's treasury with a 2% discount.

19. STOCK-BASED COMPENSATION

a) **Stock Options**

Stock options are accounted for using the fair value based method. The estimated fair value is recognized over the applicable vesting period as an increase to both salary expense and contributed surplus. When options are exercised, the proceeds received and the applicable amount, if any, in contributed surplus are credited to capital stock.

The Bank has authorized 5,848,470 common shares (2008 – 5,505,404) for issuance under the share incentive plan. Of the amount authorized, options exercisable into 4,394,605 shares (2008 – 5,204,882) are issued and outstanding. The options generally vest within three years and are exercisable at a fixed price equal to the average of the market price on the day of and the four days preceding the grant date. All options expire within eight years of date of grant. Outstanding options expire on dates ranging from May 2010 to June 2014.

The details of, and changes in, the issued and outstanding options follow:

	2009		2008	
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of year	5,204,882	$ 20.83	4,911,277	$ 16.96
Granted	1,465,035	13.33	1,249,032	28.39
Exercised or exchanged	(933,900)	10.56	(838,177)	8.98
Forfeited	(1,341,412)	26.88	(117,250)	24.26
Balance at end of year	4,394,605	$ 18.66	5,204,882	$ 20.83
Exercisable at end of year	1,742,100	$ 18.22	1,870,500	$ 13.10

Further details relating to stock options outstanding and exercisable follow:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$8.58 to $10.84	26,500	2.7	$ 9.20	10,000	$ 10.21
$11.76 to $13.78	1,209,735	3.4	12.16	239,500	13.78
$15.46 to $17.58	1,185,100	2.3	16.61	733,500	16.44
$19.16 to $21.46	1,063,890	2.1	21.45	753,100	21.44
$22.29 to $26.38	684,600	2.8	25.64	6,000	22.30
$28.11 to $31.18	224,780	3.1	31.13	–	–
Total	4,394,605	2.7	$ 18.66	1,742,100	$ 18.22

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option, determined at the exercise date, over the exercise price. Of the 933,900 (2008 – 838,177) options exercised or exchanged, option holders exchanged the rights to 722,400 (2008 – 651,727) options and received 195,434 (2008 – 434,503) shares in return under the cashless settlement alternative.

Salary expense of $6,745 (2008 – $5,817) was recognized relating to the estimated fair value of options granted since November 1, 2002, which included the stock option forfeiture discussed below. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 2.2% (2008 – 3.8%), (ii) expected option life of 4.0 (2008 – 4.0) years, (iii) expected volatility of 38% (2008 – 23%), and (iv) expected dividends of 3.6% (2008 – 1.5%). The weighted average fair value of options granted was estimated at $2.94 (2008 – $5.84) per share.

During the year, certain employees voluntarily and irrevocably released, without consideration, all right, title and interest in 1,283,062 stock options. The unamortized fair value of these forfeited options ($1,696) was recognized at that time as additional non-tax deductible salary expense with an offsetting increase to contributed surplus.

During the year, $1,613 (2008 – $1,264) was transferred from contributed surplus to share capital, representing the estimated fair value recognized for 933,900 (2008 – 804,177) options granted after November 1, 2002 and exercised during the year.

b) **Restricted Share Units**

During the year, the Bank adopted a plan to grant Restricted Share Units (RSUs) as part of its long-term incentive plan. Under this plan, certain employees are eligible to receive an award in the form of RSUs. Each RSU entitles the holder to receive the cash equivalent of the market value of the Bank's common shares at the vesting date and an amount equivalent to the dividends paid on the common shares during the vesting period. RSUs vest on each anniversary of the grant in equal one-third installments over a vesting period of three years. Salary expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire.

During the year, salary expense of $3,985 ($2,770, net of tax) was recognized related to RSUs. As at October 31, 2009, the liability for the RSUs held under this plan was $3,985. At the end of each period, the liability and salary expense are adjusted to reflect changes in the market value of the Bank's common shares.

For the year ended October 31, 2009	Number of RSUs
Restricted Share Units	
Balance at beginning of year	–
Granted	286,929
Forfeited	(1,732)
Balance at end of year	285,197

20. CONTINGENT LIABILITIES AND COMMITMENTS

a) Credit Instruments

In the normal course of business, the Bank enters into various commitments and has contingent liabilities, which are not reflected in the consolidated balance sheets. These items are reported below and are expressed in terms of the contractual amount of the related commitment.

	2009	2008
Credit Instruments		
Guarantees and standby letters of credit	$ 196,380	$ 232,649
Commitments to extend credit	2,346,324	3,190,420
Total	$ 2,542,704	$ 3,423,069

Guarantees and standby letters of credit represent the Bank's obligation to make payments to third parties when a customer is unable to make required payments or meet other contractual obligations. These instruments carry the same credit risk, recourse and collateral security requirements as loans extended to customers and generally have a term that does not exceed one year. Losses, if any, resulting from these transactions are not expected to be material.

Commitments to extend credit to customers also arise in the normal course of business and include undrawn availability under lines of credit and commercial operating loans of $1,180,690 (2008 – $931,957) and recently authorized but unfunded loan commitments of $1,165,634 (2008 – $2,258,463). In the majority of instances, availability of undrawn commercial commitments is subject to the borrower meeting specified financial tests or other covenants regarding completion or satisfaction of certain conditions precedent. It is also usual practice to include the right to review and withhold funding in the event of a material adverse change in the financial condition of the borrower. From a liquidity perspective, undrawn credit authorizations will be funded over time, with draws in many cases extending over a period of months. In some instances, authorizations are never advanced or may be reduced because of changing requirements. Revolving credit authorizations are subject to repayment which, on a pooled basis, also decreases liquidity risk.

b) Lease Commitments

The Bank has obligations under long-term non-cancellable operating leases for the rental of premises. Minimum future lease commitments for each of the five succeeding years and thereafter are as follows:

2010	$ 8,625
2011	8,409
2012	8,062
2013	8,024
2014	7,622
2015 and thereafter	27,124
Total	$ 67,866

c) Guarantees

A guarantee is defined as a contract that contingently requires the guarantor to make payments to a third party based on i) changes in an underlying economic characteristic that is related to an asset, liability or equity security of the guaranteed party, ii) failure of another party to perform under an obligating agreement, or iii) failure of another third party to pay indebtedness when due.

Significant guarantees provided to third parties include guarantees and standby letters of credit as discussed above.

In the ordinary course of business, the Bank enters into contractual arrangements under which the Bank may agree to indemnify the other party. Under these agreements, the Bank may be required to compensate counterparties for costs incurred as a result of various contingencies, such as changes in laws and regulations and litigation claims. A maximum potential liability cannot be identified as the terms of these arrangements vary and generally no predetermined amounts or limits are identified. The likelihood of occurrence of contingent events that would trigger payment under these arrangements is either remote or difficult to predict and, in the past, payments under these arrangements have been insignificant.

The Bank issues personal and business credit cards through an agreement with a third party card issuer. The Bank has indemnified the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. The Bank has provided no indemnification relating to the personal or reward credit card balances. The issuance of business credit cards and establishment of business credit card limits are approved by the Bank and subject to the same credit assessment, approval and monitoring as the extension of direct loans. At year-end, the total approved business credit card limit was $10,496 (2008 – $11,503), and the balance outstanding was $2,566 (2008 – $2,778).

No amounts are reflected in the consolidated financial statements related to these guarantees and indemnifications.

d) **Legal Proceedings**

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

21. INSURANCE OPERATIONS

Premiums Earned and Deferred Policy Acquisition Costs

Insurance premiums are included in other income on a daily pro rata basis over the terms of the underlying insurance policies. Unearned premiums represent the portion of premiums written that relate to the unexpired term of the policies in force and are included in other liabilities.

Policy acquisition costs are those expenses incurred in the acquisition of insurance business. Acquisition costs comprise advertising and marketing expenses, insurance advisor salaries and benefits, premium taxes and other expenses directly attributable to the production of business. Policy acquisition costs related to unearned premiums are only deferred, and included in other assets, to the extent that they are expected to be recovered from unearned premiums and are amortized to income over the periods in which the premiums are earned. If the unearned premiums are not sufficient to pay expected claims and expenses (including policy maintenance expenses and unamortized policy acquisition costs), a premium deficiency is said to exist. Anticipated investment income is considered in determining whether a premium deficiency exists. Premium deficiencies are recognized by writing down the deferred policy acquisition cost asset.

Unpaid Claims and Adjustment Expenses

The provision for unpaid claims represents the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. The provision for adjustment expenses represents the estimated ultimate expected costs of investigating, resolving and processing these claims. These provisions are included in other liabilities and their computation takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions.

All provisions are periodically reviewed and evaluated in light of emerging claims experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the current period.

Reinsurance Ceded

Earned premiums and claims expenses are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims and adjustment expenses are recorded in other assets and are estimated in a manner consistent with the liabilities associated with the reinsured policies.

a) **Insurance Revenues, Net**

Insurance revenues, net, reported in other income on the consolidated statements of income is presented net of claims, adjustment expenses and policy acquisition costs.

	2009	2008
Net earned premiums	$ 104,062	$ 97,943
Commissions and processing fees	2,852	2,876
Net claims and adjustment expenses	(68,996)	(64,380)
Policy acquisition costs	(20,802)	(20,573)
Insurance revenues, net	$ 17,116	$ 15,866

b) **Unpaid Claims and Adjustment Expenses**

Nature of Unpaid Claims

The establishment of the provision for unpaid claims and adjustment expenses and the related reinsurers' share is based on known facts and interpretation of circumstances and is, therefore, a complex and dynamic process influenced by a large variety of factors. These factors include experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity, and claims frequency patterns.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the claims department personnel and independent adjusters retained to handle individual claims, quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, effect of inflationary trends on future claims settlement costs, investment rates of return, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination since, the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as liability claims.

Consequently, the establishment of the provision for unpaid claims and adjustment expenses relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provisions necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

Provision for Unpaid Claims and Adjustment Expenses

An annual evaluation of the adequacy of unpaid claims is completed at the end of each financial year. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims and adjustment expenses follow:

	2009	2008
Unpaid claims and adjustment expenses, net, beginning of year	$ 57,676	$ 50,389
Claims incurred		
In the current year	73,346	67,457
In prior periods	(4,350)	(3,077)
Claims paid during the year	(63,391)	(57,093)
Unpaid claims and adjustment expenses, net, end of year	63,281	57,676
Reinsurers' share of unpaid claims and adjustment expenses	10,441	11,561
Recoverable on unpaid claims	7,303	6,939
Unpaid claims and adjustment expenses, net, end of year	**$ 81,025**	**$ 76,176**

The provision for unpaid claims and adjustment expenses and related reinsurance recoveries are discounted using rates based on the projected investment income from the assets supporting the provisions, and reflecting the estimated timing of payments and recoveries. The investment rate of return used for all cash flow periods and all lines of business was 2.75% (2008 – 4.1%). However, that rate was reduced by a 1% (2008 – 1%) provision for adverse deviation in discounting the provision for unpaid claims and adjustment expenses and related reinsurance recoveries. The impact of this provision for adverse deviation results in an increase of $887 (2008 – $850) in unpaid claims and adjustment expenses and related reinsurance recoveries.

Policy balances, included in insurance related other assets and other liabilities, analyzed by major lines of business are as follows:

	2009		2008	
	Automobile	Home	Automobile	Home
Unpaid claims and adjustment expenses	$ 65,736	$ 15,289	$ 64,181	$ 11,995
Reinsurers' share of unpaid claims and adjustment expenses	9,984	457	11,561	–
Unearned premiums	44,635	17,672	40,886	15,913

c) **Underwriting Policy and Reinsurance Ceded**

Reinsurance contracts with coverage up to maximum policy limits are entered into to protect against losses in excess of certain amounts that may arise from automobile, personal property and liability claims.

Reinsurance with a limit of $180,000 (2008 – $180,000) is obtained to protect against certain catastrophic losses. Retention on catastrophic events and property and liability risks is generally $1,000 (2008 – $1,000). Retentions are further reduced by quota share reinsurance and, for the British Columbia automobile insurance product, by the underlying mandatory coverage provided by the provincially governed Crown corporation. Due to the geographic concentration of the business, management believes earthquakes and windstorms are its most significant exposure to catastrophic losses. Utilizing sophisticated computer modelling techniques developed by independent consultants to quantify the estimated exposure to such losses, management believes there is sufficient catastrophe reinsurance protection.

At October 31, 2009, $10,441 (2008 – $11,561) of unpaid claims and adjustment expenses were recorded as recoverable from reinsurers. Failure of a reinsurer to honour its obligation could result in losses. The financial condition of reinsurers is regularly evaluated to minimize the exposure to significant losses from reinsurer insolvency.

The amounts shown in other income are net of the following amounts relating to reinsurance ceded to other insurance companies:

	2009	2008
Premiums earned reduced by	$ 7,257	$ 6,849
Claims incurred reduced by	595	2,987

22. DISCLOSURES ON RATE REGULATION

Canadian Direct Insurance Incorporated (Canadian Direct), a wholly owned subsidiary, is licensed under insurance legislation in the provinces in which it conducts business. Automobile insurance is a compulsory product and is subject to different regulations across the provinces in Canada, including those with respect to rate setting. Rate setting mechanisms vary across the provinces, but they generally fall under three categories: "use and file", "file and use" and "file and approve". Under "use and file", rates are filed following use. Under "file and use", insurers file their rates with the relevant authorities and wait for a prescribed period of time and then implement the proposed rates. Under "file and approve", insurers must wait for specific approval of filed rates before they may be used.

The authorities that regulate automobile insurance rates, in the provinces in which Canadian Direct is writing that business, are listed below. Automobile direct written premiums in these provinces totaled $36,900 in 2009 (2008 – $31,300) and represented 47% (2008 – 44%) of direct automobile premiums written.

Province	Rate Filing	Regulatory Authority
Alberta	File and approve or File and use	Alberta Automobile Insurance Rate Board

Relevant regulatory authorities may, in some circumstances, require retroactive rate adjustments, which could result in a regulatory asset or liability. At October 31, 2009, there was no regulatory asset or liability.

23. EMPLOYEE FUTURE BENEFITS

All employee future benefits are accounted for on an accrual basis. The Bank's contributions to the group retirement savings plan and employee share purchase plan totaled $7,077 (2008 – $6,183).

24. INCOME TAXES

The Bank follows the asset and liability method of accounting for income taxes whereby current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change. All future income tax assets are expected to be realized in the normal course of operations.

The provision for income taxes consists of the following:

	2009	2008
Consolidated statements of income		
Current	$ 55,553	$ 43,725
Future	(13,633)	276
	41,920	44,001
Shareholders' equity		
Future income tax expense related to:		
Unrealized gains (losses) on available-for-sale securities	12,425	(2,624)
Gains (losses) on derivatives designated as cash flow hedges	(2,233)	2,900
	10,192	276
Total	$ 52,112	$ 44,277

A reconciliation of the statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that is reported in the consolidated statements of income follows:

	2009		2008	
Combined Canadian federal and provincial income taxes and statutory tax rate	$ 43,743	29.5%	$ 44,536	30.5%
Increase (decrease) arising from:				
Tax-exempt income	(5,329)	(3.6)	(3,579)	(2.5)
Stock-based compensation	1,985	1.3	1,774	1.2
Future federal and/or provincial tax rate reductions(1)	149	0.1	999	0.7
Other	1,372	0.9	271	0.2
Provision for income taxes and effective tax rate	$ 41,920	28.2%	$ 44,001	30.1%

(1) Future federal and/or provincial tax rate reductions represent the revaluation of future income tax assets to reflect corporate income tax rate reductions enacted for accounting purposes.

Future income tax balances are comprised of the following:

	2009	2008
Net future income tax assets		
Allowance for credit losses	$ 16,487	$ 16,103
Deferred loan fees	3,448	1,428
Other temporary differences	384	(1,389)
	$ 20,319	$ 16,142
Net future income tax liabilities		
Intangible assets	$ 2,217	$ 742
Allowance for credit losses	–	(845)
Other temporary differences	(180)	1,403
	$ 2,037	$ 1,300

The Bank has approximately $11,140 (2008 – $11,140) of capital losses that are available to apply against future capital gains and have no expiry date. The tax benefit of these losses has not been recognized in the consolidated financial statements.

25. EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated based on the average number of common shares outstanding during the year. Diluted earnings per share is calculated based on the treasury stock method, which assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the Bank's common shares at the average market price during the year.

The calculation of earnings per common share follows:

	2009	2008
Numerator		
Net income available to common shareholders	$ 96,223	$ 102,019
Denominator		
Weighted average of common shares outstanding – basic	63,613,398	63,214,117
Dilutive instruments:		
Warrants	1,439,723	–
Stock options(1)	281,442	1,227,017
Weighted average number of common shares outstanding – diluted	65,334,563	64,441,134
Earnings per Common Share		
Basic	$ 1.51	$ 1.61
Diluted	1.47	1.58

(1) At October 31, 2009, the denominator excludes 1,122,170 (2008 – 3,334,382) employee stock options with an average adjusted exercise price of $28.58 (2008 – $27.45) where the exercise price, adjusted for unrecognized stock-based compensation, is greater than the average market price.

26. ASSETS UNDER ADMINISTRATION AND MANAGEMENT

Assets under administration of $5,467,447 (2008 – $4,347,723) and assets under management of $878,095 (2008 – nil) represent the fair value of assets held for personal, corporate and institutional clients. The assets are kept separate from the Bank's own assets. Assets under administration and management are not reflected in the consolidated balance sheets and relate to the banking and trust segment.

27. RELATED PARTY TRANSACTIONS

The Bank makes loans, primarily residential mortgages, to its officers and employees at various preferred rates and terms. The total amount outstanding for these types of loans is $62,861 (2008 – $64,836). The Bank offers deposits, primarily fixed term deposits to its officers, employees and their immediate family at preferred rates. The total amount outstanding for these types of deposits is $139,871 (2008 – $127,219).

28. INTEREST RATE SENSITIVITY

The Bank is exposed to interest rate risk as a result of a difference, or gap, between the maturity or repricing behaviour of interest sensitive assets and liabilities. The interest rate gap is managed by forecasting core balance trends. The repricing profile of these assets and liabilities has been incorporated in the table following showing the gap position at October 31 for select time intervals. Figures in brackets represent an excess of liabilities over assets or a negative gap position.

ASSET LIABILITY GAP POSITIONS

($ millions)

October 31, 2009	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-Interest Sensitive	Total
Assets								
Cash resources and securities	$ 92	$ 36	$ 352	$ 480	$ 1,573	$ 81	$ 55	$ 2,189
Loans	4,792	585	929	6,306	2,890	128	(88)	9,236
Other assets	–	–	–	–	–	–	211	211
Derivative financial instruments[1]	–	–	239	239	–	–	–	239
Total	4,884	621	1,520	7,025	4,463	209	178	11,875
Liabilities and Equity								
Deposits	3,796	826	1,560	6,182	3,343	105	(13)	9,617
Other liabilities	303	6	27	336	36	8	277	657
Debentures	60	–	–	60	240	75	–	375
Shareholders' equity	–	–	–	–	–	–	987	987
Derivative financial instruments[1]	239	–	–	239	–	–	–	239
Total	4,398	832	1,587	6,817	3,619	188	1,251	11,875
Interest Rate Sensitive Gap	$ 486	$ (211)	$ (67)	$ 208	$ 844	$ 21	$ (1,073)	$ –
Cumulative Gap	$ 486	$ 275	$ 208	$ 208	$ 1,052	$ 1,073	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	4.1%	2.3%	1.8%	1.8%	8.9%	9.0%	–	–
October 31, 2008								
Total assets	$ 5,140	$ 784	$ 1,263	$ 7,187	$ 3,749	$ 141	$ 120	$ 11,197
Total liabilities and equity	4,072	889	1,992	6,953	3,165	189	890	11,197
Interest Rate Sensitive Gap	$ 1,068	$ (105)	$ (729)	$ 234	$ 584	$ (48)	$ (770)	$ –
Cumulative Gap	$ 1,068	$ 963	$ 234	$ 234	$ 818	$ 770	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	9.5%	8.6%	2.1%	2.1%	7.3%	6.9%	–	–

(1) Derivative financial instruments are included in this table at the notional amount.

(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.

(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial asset and liability are shown below.

WEIGHTED AVERAGE EFFECTIVE INTEREST RATES
(%)

October 31, 2009	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Assets							
Cash resources and securities	0.6%	1.7%	1.9%	1.6%	3.3%	5.7%	3.0%
Loans	3.8	2.7	5.7	4.0	5.8	5.8	4.6
Derivative financial instruments	3.1	2.7	3.1	3.0	2.3	–	2.8
Total	3.8	2.6	4.5	3.8	4.9	5.8	4.3
Liabilities							
Deposits	0.7	2.4	3.1	1.6	3.5	6.4	2.3
Other liabilities	0.3	–	–	0.3	–	–	0.3
Debentures	5.6	–	–	5.6	5.4	5.6	5.4
Derivative financial instruments	0.2	–	–	0.2	–	–	0.2
Total	0.7	2.4	3.1	1.4	3.6	5.8	2.3
Interest Rate Sensitive Gap	3.1%	0.2%	1.4%	2.4%	1.3%	0.0%	2.0%
October 31, 2008							
Total assets	4.7%	4.2%	5.1%	4.8%	5.4%	5.8%	5.0%
Total liabilities	2.2	3.6	4.0	2.9	4.2	5.7	3.4
Interest Rate Sensitive Gap	2.5%	0.6%	1.1%	1.9%	1.2%	0.1%	1.6%

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would decrease net interest income by approximately 2.5% or $6,574 (October 31, 2008 – 4.8% or $10,324 increase to net interest income) and decrease other comprehensive income $21,355 (October 31, 2008 – $19,982) net of tax, respectively over the following twelve months. A one-percentage point decrease in all interest rates would increase net interest income by approximately 3.8% or $10,241 (October 31, 2008 – 4.8% or $10,356 decrease to net interest income) and increase other comprehensive income $21,355 (October 31, 2008 – $19,982) net of tax.

29. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument on initial recognition is the value of the consideration given or received. Subsequent to initial recognition, financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For certain securities and derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. The fair value of financial assets recorded on the consolidated balance sheets at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets (referred to as Level 1) and estimated using a valuation technique based on observable market data (referred to as Level 2). The fair value of liabilities recorded on the consolidated balance sheets at fair value (derivatives) was determined using a valuation technique based on observable market data. There were no financial instruments that were measured using unobservable market data (referred to as Level 3).

		Valuation Technique		
	Fair Value	Level 1	Level 2	Level 3
Financial Assets				
Cash resources	$ 297,104	$ 297,104	$ –	$ –
Securities	1,891,409	1,884,918	6,491	–
Derivative related	2,334	–	2,334	–
October 31, 2009	$ 2,190,847	$ 2,182,022	$ 8,825	$ –
October 31, 2008	$ 1,808,117	$ 1,665,237	$ 142,880	$ –
Financial Liabilities				
Securities purchased under reverse resale agreements	$ 300,242	$ –	$ 300,242	$ –
Derivative related	74	–	74	–
October 31, 2009	$ 300,316	$ –	$ 300,316	$ –
October 31, 2008	$ 163	$ –	$ 163	$ –

Fair value represents the estimated consideration that would be agreed upon in a current transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the value of the consideration given or received). Subsequent to initial recognition, financial instruments measured at fair value on the consolidated balance sheets that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For certain securities and derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Several of the Bank's significant financial instruments, such as loans and deposits, lack an available trading market as they are not typically exchanged. Therefore, these instruments have been valued assuming they will not be sold, using present value or other suitable techniques and are not necessarily representative of the amounts realizable in an immediate settlement of the instrument.

Changes in interest rates are the main cause of changes in the fair value of the Bank's financial instruments. The carrying value of loans, deposits and subordinated debentures are not adjusted to reflect increases or decreases in fair value due to interest rate changes as the Bank's intention is to realize their value over time by holding them to maturity.

The table below sets out the fair values of financial instruments (including certain derivatives) using the valuation methods and assumptions referred to below the table. The table does not include assets and liabilities that are not considered financial instruments.

		2009			2008		
		Book Value	Fair Value	Fair Value Over (Under) Book Value	Book Value	Fair Value	Fair Value Over (Under) Book Value
Assets							
Cash resources	(Note 3)	$ 297,104	$ 297,104	$ –	$ 492,173	$ 492,173	$ –
Securities	(Note 4)	1,891,409	1,891,409	–	1,228,964	1,228,964	–
Securities purchased under resale agreements		–	–	–	77,000	77,000	–
Loans[1]		9,320,749	9,368,074	47,325	8,700,672	8,635,811	(64,861)
Other assets[2]		97,179	97,179	–	82,782	82,782	–
Derivative related		2,334	2,334	–	9,980	9,980	–
Liabilities							
Deposits[1]		9,628,949	9,739,360	110,411	9,258,776	9,247,017	(11,759)
Other liabilities[3]		265,295	265,295	–	232,678	232,678	–
Securities purchased under reverse resale agreements		300,242	300,242	–	–	–	–
Subordinated debentures		375,000	377,363	2,363	375,000	387,774	12,774
Derivative related		74	74	–	163	163	–

(1) Loans and deposits exclude deferred premiums and deferred revenue, which are not financial instruments.
(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items that are not financial instruments.
(3) Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items that are not financial instruments.
(4) For further information on interest rates associated with financial assets and liabilities, including derivative instruments, refer to Note 28.

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

- cash resources and securities are reported on the consolidated balance sheets at the fair value disclosed in Notes 3 and 4. These values are based on quoted market prices, if available. Where a quoted market price is not readily available, other valuation techniques are based on observable market rates used to estimate fair value;
- loans reflect changes in the general level of interest rates that have occurred since the loans were originated and are net of the allowance for credit losses. For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market. For all other loans, fair value is estimated by discounting the expected future cash flows of these loans at current market rates for loans with similar terms and risks;
- other assets and other liabilities, with the exception of derivative financial instruments, are assumed to approximate their carrying value, due to their short-term nature;
- for derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants;
- deposits with no stated maturity are assumed to be equal to their carrying values. The estimated fair values of fixed rate deposits are determined by discounting the contractual cash flows at current market rates for deposits of similar terms; and
- the fair values of subordinated debentures are determined by reference to current market prices for debt with similar terms and risks.

Fair values are based on management's best estimates based on market conditions and pricing policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgment and, as such, may not be reflective of future fair values.

30. RISK MANAGEMENT

As part of the Bank's risk management practices, the risks that are significant to the business are identified, monitored and controlled. The most significant risks include credit risk, liquidity risk, market risk, insurance risk, operational risk and litigation risk. The nature of these risks and how they are managed is provided in the commentary on pages 59 to 63 of the MD&A.

As permitted by the CICA, certain of the risk management disclosure related to risks inherent with financial instruments is in the MD&A. The relevant MD&A sections are identified by shading and the shaded areas form an integral part of these audited consolidated financial statements.

Information on specific measures of risk, including the allowance for credit losses, derivative financial instruments, interest rate sensitivity, fair value of financial instruments and liability for unpaid claims are included elsewhere in these notes to the consolidated financial statements.

31. CAPITAL MANAGEMENT

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

The Bank has a share incentive plan that is provided to officers and employees who are in a position to materially impact the longer term financial success of the Bank as measured by share price appreciation and dividend yield. Note 19 to the consolidated financial statements details the number of shares under options outstanding, the weighted average exercise price and the amounts exercisable at year-end.

Basel II Capital Adequacy Accord

OSFI requires banks to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets, including off-balance sheet commitments, which is commonly referred to as Basel II. Based on the deemed credit risk of each type of asset, a weighting of 0% to 150% is assigned. As an example, a loan that is fully insured by the Canada Mortgage and Housing Corporation (CMHC) is applied a risk weighting of 0% as the Bank's risk of loss is nil, while uninsured commercial loans are assigned a risk weighting of 100% to reflect the higher level of risk associated with this type of asset. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for Canadian financial institutions. Off-balance sheet assets, such as the notional amount of derivatives and some credit commitments, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk-weighted calculations are prescribed by OSFI. As Canadian Direct is subject to separate OSFI capital requirements specific to insurance companies, the Bank's investment in CDI is deducted from total capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Current regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, OSFI has established that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is comprised of common shareholders' equity and innovative capital (to a regulatory maximum of 15% of net Tier 1 capital), while Tier 2 capital includes subordinated debentures (to the regulatory maximum amount of 50% of net Tier 1 capital), the inclusion of the general allowance for credit losses (to the regulatory maximum) and any innovative capital not included in Tier 1.

During March 2009, the Bank issued 8.4 million preferred units for total proceeds of $209.8 million, which qualify as Tier 1 capital (refer to Note 9). The preferred units, issued by way of the private placement and the public offering, each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (Series 3 Preferred Shares) in the capital of the Bank with an issue price of $25.00 per share and 1.7857 and 1.7800 common share purchase warrants, respectively. Each warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014 (refer to Note 18).

During the year, the Bank complied with all internal and external capital requirements.

CAPITAL STRUCTURE AND REGULATORY RATIOS AT YEAR-END
($ thousands)

	2009	2008
Tier 1 Capital		
Retained earnings	$ 511,784	$ 448,203
Accumulated unrealized losses on available-for-sale equity securities, net of tax[2]	–	(6,973)
Preferred shares	209,750	–
Common shares	226,480	221,914
Contributed surplus	19,366	14,234
Innovative capital instrument[3]	105,000	105,000
Non-controlling interest in subsidiary	267	–
Less goodwill of subsidiaries	(9,360)	(6,933)
Total	1,063,287	775,445
Tier 2 Capital		
General allowance for credit losses (Tier A)[4]	61,153	60,527
Accumulated unrealized gains on available-for-sale equity securities, net of tax[2]	2,118	–
Subordinated debentures (Tier B)[5]	380,000	380,000
Total	443,271	440,527
Less investment in insurance subsidiary	(56,768)	(47,700)
Total Regulatory Capital	$ 1,449,790	$ 1,168,272
Regulatory Capital to Risk-Weighted Assets		
Tier 1 capital	11.3%	8.9%
Tier 2 capital	4.7	5.1
Less investment in insurance subsidiary	(0.6)	(0.5)
Total Regulatory Capital Adequacy Ratio	15.4%	13.5%
Assets to Regulatory Capital Multiple[6]	8.1	9.2

(1) Regulatory capital and capital ratios are calculated in accordance with the requirements of the Office of the Superintendent of Financial Institution, and capital is managed and reported in accordance with the requirements of the Basel II Capital Adequacy Accord (Basel II).
(2) Accumulated other comprehensive income related to unrealized losses on certain available-for-sale equity securities, net of tax, reduces Tier 1 capital, while unrealized gains on certain available-for-sale equity securities, net of tax, increases Tier 2 capital.
(3) Innovative capital may be included in Tier 1 capital to a maximum of 15% of net Tier 1 capital. Any excess innovative capital outstanding is included in Tier 2B capital.
(4) Banks are allowed to include their general allowance for credit losses up to a prescribed percentage of risk-weighted assets in Tier 2A capital. At October 31, 2009, the Bank's general allowance represented 0.65% (2008 – 0.70%) of risk-weighted assets.
(5) Tier 2B capital may be included in Tier 2 capital to a maximum of 50% of net Tier 1 capital. Any excess Tier 2B capital is included in capital as net Tier 1 capital increases. At October 31, 2009 and October 31, 2008, all subordinated debentures are included in Tier 2B capital.
(6) Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less goodwill divided by regulatory capital.

32. SEGMENTED INFORMATION

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region.

The banking and trust segment provides banking, trust and wealth management services to personal clients, small to medium-sized commercial business clients and institutional clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust		Insurance		Total	
	2009	2008	2009	2008	2009	2008
Net interest income (teb)[1]	$ 230,227	$ 222,837	$ 6,127	$ 5,780	$ 236,354	$ 228,617
Less teb adjustment	7,203	5,191	644	480	7,847	5,671
Net interest income per financial statements	223,024	217,646	5,483	5,300	228,507	222,946
Other income[2]	74,013	54,338	17,599	15,902	91,612	70,240
Total revenues	297,037	271,984	23,082	21,202	320,119	293,186
Provision for credit losses	13,500	12,000	–	–	13,500	12,000
Non-interest expenses[3]	147,571	125,748	10,611	9,418	158,182	135,166
Provision for income taxes	38,560	40,589	3,360	3,412	41,920	44,001
Non-controlling interest in subsidiary	232	–	–	–	232	–
Net Income[5]	$ 97,174	$ 93,647	$ 9,111	$ 8,372	$ 106,285	$102,019
Total average assets ($ millions)[4]	$ 11,055	$ 9,747	$ 198	$ 184	$ 11,253	$ 9,931

(1) Taxable Equivalent Basis (teb) – Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statements of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks.

(2) Other income for the insurance segment is presented net of claims, adjustment costs and policy acquisition costs (see Note 21) and also includes the gain on the sale of securities.

(3) Amortization of intangible assets of $1,020 (2008 – $276) is included in the banking and trust segment and $250 (2008 – $250) in the insurance segment. Amortization of land, buildings and equipment total $6,000 (2008 – $5,040) for the banking and trust segment and $1,503 (2008 – $1,330) for the insurance segment while additions amounted to $13,422 (2008 – $10,552) for the banking and trust segment and $1,387 (2008 – $1,975) for the insurance segment. Goodwill of $6,106 (2008 – $3,679) is allocated to the banking and trust segment and $3,254 (2008 – $3,254) to the insurance segment.

(4) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(5) Transactions between the segments are reported at the exchange amount, which approximates fair market value.

33. BUSINESS ACQUISITION

Effective November 1, 2008 the Bank acquired 72.5% of the outstanding shares of Adroit Investment Management Ltd. (Adroit). Adroit is an Edmonton, Alberta based firm specializing in wealth management for individuals, corporations and institutional clients. The results of operations for Adroit have been included in the Bank's consolidated financial statements since the effective acquisition date. The initial $6,481 acquisition cost was paid in cash. Additional contingent consideration, to a maximum of $1,675, will be paid in cash if earnings targets are achieved over a two year period. Any future contingent payment will be recorded when the liability has been incurred and will increase goodwill.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

Net assets acquired	
Other assets	$ 90
Other intangible assets	3,964
Goodwill	2,427
	$ 6,481

Other intangible assets include customer relationships, non-competition agreements and a trademark. The trademark, which has an estimated value of $280, is not subject to amortization. Adroit's financial results, the goodwill and other intangible assets related to the acquisition are included in the banking and trust segment. The total amount of goodwill and intangible assets are not deductible for income tax purposes.

34. SUBSIDIARIES AND AFFILIATE

CANADIAN WESTERN BANK SUBSIDIARIES[1]
(annexed in accordance with subsection 308 (3) of the Bank Act)
October 31, 2009

	Address of Head Office	Carrying Value of Voting Shares Owned by the Bank[2]
Canadian Western Trust Company	Suite 3000, 10303 Jasper Avenue Edmonton, Alberta	$ 60,753
Canadian Direct Insurance Incorporated	Suite 600, 750 Cambie Street Vancouver, British Columbia	59,681
Valiant Trust Company	Suite 310, 606 4th St. S.W. Calgary, Alberta	13,672
Adroit Investment Management Ltd.	Suite 1250, 10303 Jasper Avenue Edmonton, Alberta	6,312
Canadian Western Financial Ltd.	Suite 3000, 10303 Jasper Avenue Edmonton, Alberta	1,639
Canadian Western Bank Leasing Inc.	Suite 3000, 10303 Jasper Avenue Edmonton, Alberta	1,397
Canadian Western Bank Capital Trust[3]	Suite 3000, 10303 Jasper Avenue Edmonton, Alberta	1,000

(1) The Bank owns 100% of the voting shares of each entity, with the exception of Adroit Investment Management Ltd. (72.5% ownership).
(2) The carrying value of voting shares is stated at the Bank's equity in the subsidiaries.
(3) In accordance with accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

35. SUBSEQUENT EVENT

On December 9, 2009 the Bank signed an agreement to acquire 100% of the common shares of National Leasing Group Inc. (National Leasing) in exchange for cash and common shares of the Bank. The vendors may retain a participating interest in National Leasing for up to 25% of the agreed upon enterprise value of $130 million. The acquisition is subject to the regulatory and other approvals and is expected to close at the beginning of February 2010.

National Leasing is a privately held commercial equipment leasing company for small to mid-size transactions. National Leasing is headquartered in Winnipeg, Manitoba, and has over 58,000 lease agreements with a collective book value of approximately $650 million, including securitized leases which comprise approximately one half of the portfolio.

36. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

Glossary of Key Terms

ALLOWANCE FOR CREDIT LOSSES: An allowance set aside which, in management's opinion, is adequate to absorb both expected and unexpected credit-related losses that are likely to exist in the portfolio. It includes specific and general allowances.

ASSETS UNDER ADMINISTRATION: Assets owned by customers, for which the Bank provides custodial services. Services provided in respect of assets under administration are of an administrative nature and include such things as record keeping, safekeeping, collecting investment income or settling purchase and sale transactions. These assets are not reported on the Bank's consolidated balance sheet.

ASSETS UNDER MANAGEMENT: Assets owned by customers, for which the Bank provides investment management services. Services provided in respect of assets under management include the selection of investments and investment advice. These assets are not reported on the Bank's consolidated balance sheet.

BASIS POINT: A unit of measure defined as one-hundredth of one per cent.

CAPITAL: Primarily consists of common and preferred shareholders' equity, innovative capital instruments and subordinated debentures. It can support asset growth, absorb impacts from loan losses and protect depositors.

DERIVATIVE INSTRUMENTS: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

EFFICIENCY RATIO: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.

EARNINGS PER SHARE (EPS), BASIC: Calculated as net income less preferred share dividends divided by the average number of common shares outstanding.

EARNINGS PER SHARE (EPS), DILUTED: Calculated as net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options and other convertible securities (common share purchase warrants).

FAIR VALUE: The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

GENERAL ALLOWANCE: Established by the Bank to recognize credit losses which are likely embedded in the loan portfolio, but have not yet been specifically identified on an individual item-by-item basis.

HEDGING: Protecting against interest rate, market or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

IMPAIRED LOANS: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and/or principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.

INTEREST RATE CURVE OR YIELD CURVE: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

MARKED-TO-MARKET: The valuation of certain financial instruments at fair value as of the balance sheet date.

NET INTEREST INCOME: The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.

NET INTEREST MARGIN: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.

OFF-BALANCE SHEET INSTRUMENTS: These are indirect credit commitments, including undrawn commitments to extend credit and guarantees.

OSFI: The Office of the Superintendent of Financial Institutions Canada (OSFI), the regulator of federal banks, trust and insurance companies.

PROVISION FOR CREDIT LOSSES: The amount charged against income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes both specific and general provisions.

RETURN ON EQUITY (ROE): Net income available to common shareholders (net income less preferred share dividends), expressed as a percentage of average common shareholders' equity.

RETURN ON ASSETS (ROA): Net income available to common shareholders (net income less preferred share dividends), expressed as a percentage of average assets.

RISK: Financial institutions face a number of different risks that expose them to possible losses. These risks include, but are not limited to, credit risk, market risk, operational risk, liquidity risk, reputation risk, regulatory and legal risk and insurance risk.

RISK-WEIGHTED ASSETS: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk weights are applied.

SECURED LENDING: Loans or other obligations in which assets are pledged as security to protect the lender's interests. Collateral can take many forms, such as cash, highly rated financial securities, property, inventory, equipment, receivables, etc.

STANDBY LETTERS OF CREDIT AND LETTERS OF GUARANTEE: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any advanced funds.

SWAPS: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts.

TANGIBLE COMMON EQUITY RATIO: The tangible common equity ratio (TCE) is a ratio of TCE to risk-weighted assets. The level of tangible common equity is generally considered to be one of the most important measures of a bank's capital strength, and is often used to assess the quality of a bank's capital position. CWB calculates tangible common equity as total shareholders' equity, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill, and intangible assets.

TAXABLE EQUIVALENT BASIS (teb): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.

TIER 1 AND TOTAL CAPITAL RATIOS: These are ratios of capital to risk-weighted assets, as stipulated by OSFI. Tier 1 capital, the more permanent, consists primarily of common shareholders' equity, non-controlling interest in subsidiaries plus non-cumulative preferred shares, plus eligible Innovative capital instruments, less unamortized goodwill and ineligible intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions (including CWB's investment in CDI) comprise total regulatory capital.

Board of Directors And Senior Officers



(L – R) Howard Pechet, Arnold Shell, Alan Rowe, Robert Phillips, Gerald McGavin, Allan Jackson, Robert Manning, Raymond Protti, Larry Pollock, Wendy Leaney, Jack Donald. Missing: Albrecht Bellstedt

BOARD OF DIRECTORS

Albrecht W. A. Bellstedt, Q.C.
President
A.W.A. Bellstedt
Professional Corporation
Canmore, Alberta

Jack C. Donald (Chairman)
President and
Chief Executive Officer
Parkland Properties Ltd.
Red Deer, Alberta

Allan W. Jackson
President and
Chief Executive Officer
ARCI Ltd.
Calgary, Alberta

Wendy A. Leaney
President
Wyoming Associates Ltd.
Toronto, Ontario

Robert A. Manning
President
Cathton Investments Ltd.
Edmonton, Alberta

Gerald A.B. McGavin, C.M.,O.B.C.,FCA
President
McGavin Properties Ltd.
Vancouver, British Columbia

Howard E. Pechet
President
Mayfield Consulting Inc.
Rancho Mirage, California, USA

Robert L. Phillips, Q.C.
President
R.L. Phillips Investments Inc.
Vancouver, British Columbia

Larry M. Pollock
President and
Chief Executive Officer
Canadian Western Bank
Edmonton, Alberta

Raymond J. Protti
Consultant on national security
and financial services
Victoria, British Columbia

Alan M. Rowe
Partner
Crown Realty Partners
and Crown Capital Partners Inc.
Toronto, Ontario

Arnold J. Shell
President
Arnold J. Shell Consulting Inc.
Calgary, Alberta

DIRECTORS EMERITUS

John Goldberg
Jordan L. Golding
Arthur G. Hiller
Peter M.S. Longcroft
Alma M. McConnell
Dr. Maurice W. Nicholson
Dr. Maurice M. Pechet

SENIOR OFFICERS

EXECUTIVE OFFICERS

Larry M. Pollock
President and
Chief Executive Officer

William J. Addington, FCMA
Executive Vice President

Tracey C. Ball, FCA
Executive Vice President
and Chief Financial Officer

Chris H. Fowler
Executive Vice President

Randy W. Garvey, FCMA
Executive Vice President

Brian J. Young
Executive Vice President

CORPORATE OFFICE

Lars K. Christensen
Vice President and
Chief Internal Auditor

Dennis M. Crough
Vice President
Credit Risk Management

Richard R. Gilpin
Senior Vice President
Credit Risk Management

Ricki L. Golick
Senior Vice President and
Treasurer

Carolyn J. Graham
Vice President and
Chief Accountant

Gail L. Harding, Q.C.
Senior Vice President
General Counsel and
Corporate Secretary

Blair R. Himmelreich
Acting Vice President
Finance

Darrell R. Jones
Senior Vice President and
Chief Information Officer

Uve Knaak
Senior Vice President
Human Resources

Peter K. Morrison
Vice President
Marketing and Product
Development

COMMERCIAL AND RETAIL BANKING

James O. Burke
Vice President
Equipment Financing Group

Mario V. Furlan
Vice President
Real Estate Lending

Michael N. Halliwell
Senior Vice President and
Regional General Manager

Gregory J. Sprung
Senior Vice President and
Regional General Manager

Jack C. Wright
Senior Vice President and
Regional General Manager

CANADIAN WESTERN TRUST

Adrian M. Baker
Vice President and
Chief Operating Officer
Trust Services

Scott K.F. Scobie
General Manager

CANADIAN DIRECT INSURANCE

Brian J. Young
President and
Chief Executive Officer

Susannah M. Bach
Vice President
Corporate and Strategic
Operations

Colin G. Brown
Chief Operating Officer

Michael Martino
Chief Financial Officer

Vince M. Muto
Vice President, Claims

ADROIT INVESTMENT MANAGEMENT

Valmon A. Vaillant
President

David D. Schuster
Executive Vice President

Maria K. Holowinsky
Vice President

VALIANT TRUST

Adrian M. Baker
President

Matt K. Colpitts
General Manager

OMBUDSMAN

R. Graham Gilbert

Shareholder Information

CWB Group Corporate Headquarters

Canadian Western Bank & Trust
Suite 3000, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Transfer Agent and Registrar

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (866) 313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listings

The Toronto Stock Exchange (TSX)
Common Shares: CWB
Series 3 Preferred Shares: CWB.PR.A
Common Share Purchase Warrants: CWB.WT

Shareholder Administration

Valiant Trust Company, with offices in Calgary, Edmonton, Vancouver and Toronto, serves as Transfer Agent and Registrar for the common shares, preferred shares and common share purchase warrants of CWB.

For dividend information, change in share registration or address, lost share certificates, tax forms or estate transfers, please write or call the Transfer Agent and Registrar, or email inquiries@valianttrust.com.

Duplicated Communications

If you receive, but do not require, more than one mailing for the same ownership, please contact the Transfer Agent to combine the accounts.

Direct Deposit Services

Shareholders may choose to have CWB common and preferred cash dividends deposited directly into their accounts held at their financial institutions. To arrange direct deposit service, please contact the Transfer Agent and Registrar.

Eligible Dividend Designation

CWB designates all dividends for both common and preferred shares paid to Canadian residents as "eligible dividends", as defined in the Income Tax Act (Canada), unless otherwise noted.

Dividend Reinvestment Plan

CWB's dividend reinvestment plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage and commission fees. For information about participation in the plan, please contact the Transfer Agent and Registrar.

Investor Relations

Shareholders, institutional investors or research analysts who would like additional financial information are asked to contact:

Investor Relations Department
Canadian Western Bank
Suite 3000, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (800) 836-1886
Fax: (780) 969-8326
Email: InvestorRelations@cwbank.com

More comprehensive investor information – including supplemental financial reports, quarterly financial releases, corporate presentations, corporate fact sheets and frequently asked questions – is available under the Investor Relations section on our website at www.cwbankgroup.com
This 2009 Annual Report, along with our Annual Information Form, Notice of Annual Meeting of Shareholders and Proxy Circular, is available on our website. For additional printed copies of these reports, please contact the Investor Relations Department.
Filings are available on the Canadian Securities Administrator's website: www.sedar.com

2010 Annual and Special Meeting

The annual and special meeting of the common shareholders of Canadian Western Bank will be held in Edmonton, Alberta, on March 4, 2010, at the Winspear Centre (the Studio Room), at 3:00 p.m. MST (5:00 p.m. EST).

Corporate Secretary

Gail L. Harding, Q.C.
Senior Vice President
General Counsel and Corporate Secretary
Canadian Western Bank
Suite 3000, 10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 969-1525
Fax: (780) 969-8326

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters

Please contact either:
Tracey C. Ball
Executive Vice President and
Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 969-8326
Email: tracey.ball@cwbank.com
or
Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, Alberta T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
Email: rmanning@shawbiz.ca

Award of Excellence Recipients for 2009

Hard working. Enthusiastic. Responsive. Dedicated.

These are the characteristics exemplified by the recipients of the Award of Excellence, an annual recognition for employees who every day, live and breathe the qualities for which CWB Group is known.

Exceeding the expectations of both clients and colleagues, these individuals consistently take initiative, innovate and inspire.

Congratulations to the 2009 recipients of the Award of Excellence.

Trent Bobinski, CWB Corporate Office
Henry Cheung, CDI Cambie
Jennifer Eng, CWB Lethbridge
Joan Hopp, CWB Edmonton 103rd Street
Craig Martin, CWB Langley
Zehra Mehrani, CWT Cambie
Wendy Nish, CWB Calgary Foothills
Anna Phan, Valiant Trust, Vancouver
Drinda Ribeiro, CDI Cambie
Toneille Steiner, CWB Corporate Office
Pam Szufnarowicz, CWB Kamloops
Marjan Wams, CWB Courtenay

Locations

Canadian Western Bank

REGIONAL OFFICES

British Columbia
2200, 666 Burrard Street
Vancouver
(604) 669-0081
Greg Sprung

Northern Alberta
3000, 10303 Jasper Avenue
Edmonton
(780) 423-8888
Jack Wright

Prairies
606 – 4 Street S.W.
Calgary
(403) 262-8700
Michael Halliwell

Equipment Financing
300, 5222 – 130 Avenue S.E.
Calgary
(403) 257-8235
Jim Burke

ALBERTA

EDMONTON

Edmonton Main
11350 Jasper Avenue
(780) 424-4846
Mike McInnis

103 Street
10303 Jasper Avenue
(780) 423-8801
Gary Mitchell

Old Strathcona
7933 – 104 Street
(780) 433-4286
Donna Austin

South Edmonton Common
2142 – 99 Street
(780) 988-8607
Wayne Dosman

West Point
17603 – 100 Avenue
(780) 484-7407
David Hardy

CALGARY

Calgary Main
606 – 4 Street S.W.
(403) 262-8700
Glen Eastwood

Calgary Chinook
6606 MacLeod Trail S.W.
(403) 252-2299
Lew Christie

Calgary Foothills
6127 Barlow Trail S.E.
(403) 269-9882
James Comstock

Calgary Northeast
2810 – 32 Avenue N.E.
(403) 250-8838
June Lavigueur

Calgary South Trail Crossing
300, 5222 – 130
Avenue S.E.
(403) 257-8235
Jay Neubauer

Broker Buying Centre
285, 2880 Glenmore Trail
(403) 720-8960
David Miller

GRANDE PRAIRIE
11226 – 100 Avenue
(780) 831-1888
Todd Kramer

LEDUC
5407 Discovery Way
(780) 986-9858
Brad Ford

LETHBRIDGE
744 – 4 Avenue South
(403) 328-9199
Don Grummett

MEDICINE HAT
102, 1111 Kingsway Avenue S.E.
(403) 527-7321
Les Erickson

RED DEER
4822 – 51 Avenue
(403) 341-4000
Don Odell

ST. ALBERT
300, 700 St. Albert Road
(780) 458-4001
Jeff Suggitt

BRITISH COLUMBIA

VANCOUVER

Kitsilano
3190 West Broadway
(604) 732-4262
Demetra Papaspyros

Park Place
100, 666 Burrard Street
(604) 688-8711
Rob Berzins

Vancouver Real Estate
22nd Floor
666 Burrard Street
(604) 669-0081
Mario Furlan

West Broadway
110, 1333 West Broadway
(604) 730-8818
Jules Mihalyi

ABBOTSFORD
100, 2548 Clearbrook Road
(604) 855-4941
Rick Howard

COQUITLAM
Unit 310, 101
Schoolhouse Street
(604) 540-8829
Ron Baker

COURTENAY
200, 470 Puntledge Road
(250) 334-8888
Alan Dafoe
(Jason Zaichkowsky) - Acting

CRANBROOK
2nd Floor, Suite A
828 Baker Street
(250) 426-1140
Mike Eckersley

KAMLOOPS
Unit 101, 1211 Summit Drive
(250) 828-1070
Peter Greenway

KELOWNA

Kelowna
1674 Bertram Street
(250) 862-8008
Keith Wilkes

Kelowna Industrial
101, 1505 Harvey Avenue
(250) 860-0088
James Kruiper

LANGLEY
100, 19915 – 64 Avenue
(604) 539-5088
Craig Martin

NANAIMO
101, 6475 Metral Drive
(250) 390-0088
Russ Burke

PRINCE GEORGE
300 Victoria Street
(250) 612-0123
David Duck

SURREY STRAWBERRY HILL
1, 7548 – 120 Street
(604) 591-1898
Bob Duffield

VICTORIA
1201 Douglas Street
(250) 383-1206
Bob Granger

SASKATCHEWAN

REGINA
100, 1881 Scarth Street
The Hill Center Tower II
(306) 757-8888
Kelly Dennis

SASKATOON

Saskatoon City Centre
244 – 2 Avenue
(306) 477-8888
Ron Kowalenko

Saskatoon North Landing
101, 2803 Faithfull Avenue
(306) 244-8008
Dwayne Demeester

YORKTON
45, 277 Broadway Street East
(306) 782-1002
Barb Apps

MANITOBA

WINNIPEG
230 Portage Avenue
(204) 956-4669
Robert Bean

Canadian Direct Financial

EDMONTON
Suite 2200, 10303 Jasper Avenue
(877) 441-2249
www.canadiandirectfinancial.com

Canadian Western Trust

VANCOUVER
600, 750 Cambie Street
(604) 685-2081

TORONTO
2950, 130 King Street W.
(416) 360-0713

CALGARY
Suite 310, 606 – 4 Street S.W.
(403) 717-3145

EDMONTON
3000, 10303 Jasper Avenue
(780) 969-8332

REAL ESTATE LENDING
22nd Floor, 666 Burrard Street
(604) 669-0081

Optimum Mortgage

EDMONTON
3000, 10303 Jasper Avenue
(780) 423-9748

CALGARY
300, 5222 – 130 Avenue S.E.
(403) 726-8239

COQUITLAM
310, 101 Schoolhouse Street
(604) 523-5250

VANCOUVER
100, 666 Burrard Street
(604) 602-2773

WINNIPEG
230 Portage Avenue
(204) 926-1547

NORTHERN ONTARIO
Barrie
16 Bear Creek Drive
(705) 719-6360

SOUTHERN ONTARIO
Woodbridge
101 Golden Gate Circle
(705) 882-9919

Canadian Direct Insurance

VANCOUVER
600, 750 Cambie Street
(604) 699-3678

EDMONTON
500, 10115 – 100A Street
(780) 413-5933

Valiant Trust

CALGARY
310, 606 – 4 Street S.W.
(403) 233-2801

EDMONTON
3000, 10303 Jasper Avenue
(780) 423-8888

TORONTO
2950, 130 King Street West
P.O. Box 34
(416) 360-1481

VANCOUVER
600, 750 Cambie Street
(604) 699-4880

Adroit Investment Management Ltd.

EDMONTON
1250, 10303 Jasper Avenue
(780) 429-3500

Canadian Western Financial

EDMONTON
3000, 10303 Jasper Avenue
(780) 423-8888

Eco Audit

This annual report uses paper that comes from well-managed forests, certified in accordance with the international standards of the Forest Stewardship Council (FSC). The paper used for the report cover contains Mixed Sources Recycled and the paper used for the report contains 100% Post Consumer Recycled fibre instead of virgin paper. As a result, the following savings to our natural resources were realized:

TREES SAVED


186

WOOD SAVED


58,160 POUNDS

ENERGY NOT CONSUMED


17,634 (Million BTUs)

NET GREENHOUSE GASES PREVENTED


13,190 (lbs. Co2 Equiv.)

WASTE WATER


84,929 (Water Saved Gallons)

SOLID WASTE


4,014 (Landfill Reduced lbs.)


Mixed Sources
FSC

Above information is based on use of the following products:
141,000 sheets of 23 x 35 Envirographic 100, 60lb Text, 102M
Data research provided by www.environmentaldefence.org

Designed by Vision Creative Inc. www.visioncreativeinc.com


BEST
EMPLOYERS
IN CANADA
2009
REPORT ON BUSINESS


CWB

CANADIAN
WESTERN BANK
GROUP
BANK · TRUST · INSURANCE · WEALTH MANAGEMENT



CANADIAN WESTERN BANK

January 5, 2010

Dear Shareholder:

Please join us at our annual and special meeting of common shareholders at The Winspear Centre (The Studio Room) in Edmonton, Alberta, on Thursday, March 4, 2010 at 3:00 p.m. (Mountain Standard Time).

This notice of meeting and management proxy circular describes the business to be conducted at the meeting and provides information on executive compensation and corporate governance at the Bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote. If you are unable to attend the meeting in person, we encourage you to vote by following the instructions on the proxy form.

At the end of the formal portion of the meeting, there will be a presentation on our progress during the past year and a question and answer period.

We thank you for your participation as a shareholder of Canadian Western Bank.

Jack C. Donald Chairman of the Board	Larry M. Pollock President & Chief Executive Officer

3000, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 • Telephone: (780) 423-8888 • Fax: (780) 423-8897 • Website: www.cwbankgroup.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders of Canadian Western Bank will be held at the Winspear Centre (The Studio Room), 9720 – 102 Avenue NW, Edmonton, Alberta, T5J 4B2 on **Thursday, March 4, 2010** at 3:00 p.m. (Mountain Standard Time) for the purposes of:

1. receiving the financial statements for the year ended October 31, 2009, and the auditors' report on those statements;

2. appointing auditors;

3. electing directors;

4. considering and, if thought fit, approving an amendment to By-law 2 to increase the aggregate limit that may be paid to directors as remuneration; and

5. transacting such other business as may be properly brought before the meeting.

If you cannot attend the meeting in person, please complete and sign the enclosed proxy form and return it in the postage-prepaid envelope provided or fax it to (403) 233-2857. For your vote to be recorded, your proxy must be received by Canadian Western Bank's transfer agent, Valiant Trust Company, by facsimile or at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than 3:00 p.m. (Mountain Standard Time) on March 2, 2010.

BY ORDER OF THE BOARD OF DIRECTORS



Gail L. Harding, Q.C.
Senior Vice President, General Counsel
and Corporate Secretary

Edmonton, Alberta
January 5, 2010

Management Proxy Circular
(All information is as of December 31, 2009 unless otherwise indicated.)



CANADIAN
WESTERN BANK

MANAGEMENT PROXY CIRCULAR

PART I – VOTING INFORMATION

What will I be voting on?

Common shareholders will be voting on:

- the appointment of KPMG LLP as the Bank's auditors;
- the election of directors of Canadian Western Bank; and
- an amendment to By-law 2 to increase the aggregate limit that may be paid to directors as remuneration.

Who can vote?

Shareholders as at the close of business on January 15, 2010 are entitled to vote. Each common share is entitled to one vote on the items detailed in this Management Proxy Circular (the Circular), except shares of Canadian Western Bank (CWB or the Bank) that are beneficially owned by the Government of Canada or a Province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance (Canada). No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

How do I vote if I am a registered shareholder?

There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the meeting, or you may appoint someone to represent you as proxyholder and have him or her vote your shares at the meeting. Should you choose to have someone represent you, you may choose the persons named in the enclosed form of proxy or some other person of your choice, who need not be a shareholder.

How do I vote if my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?

If your shares are not registered in your own name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. If you are a non-registered shareholder, you should contact your nominee to determine what documentation is required in order for you or your nominee to be appointed proxyholder. Only after you or your nominee is appointed proxyholder can you or your nominee vote shares directly at the meeting. Your nominee is required to seek your instructions as to how to vote your shares. For this reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure that your shares are voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How do I vote if I am unable to attend the meeting?

If you are unable to attend the meeting, you can vote by completing and signing the enclosed form of proxy to appoint someone who will be there as your proxyholder. You can either tell that person how you want to vote or let him or her choose for you. The form of proxy also gives your proxyholder authority to vote if amendments or other matters of which you were unaware are brought before the meeting.

Proxies must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than 3:00 p.m. (Mountain Standard Time) on March 2, 2010.

Who is soliciting my proxy?

The enclosed form of proxy is being solicited by the management of Canadian Western Bank. It is expected that the solicitation will be primarily by mail. The costs associated with this solicitation will be borne by the Bank.

How will my shares be voted if I give my proxy?

The common shares represented by your proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the event that you do not specify a choice, the shares represented by your proxy will be voted by the nominees designated in the proxy for the appointment of the auditors, for the election of directors and for the amendment to By-law 2.

What if amendments are made to these matters or if other matters are brought before the meeting?

No matter is expected to come before the meeting other than the matters referred to in the Notice of Meeting. However, if any such matters which are not now known to management (or amendments or variations to matters identified in the Notice of Meeting) properly come before the meeting, the proxies will be voted on such matters in accordance with the best judgment of the person or persons voting the proxies.

Can I appoint someone to vote my shares other than the nominees designated in the form of proxy?

You can choose anyone you want to be your proxyholder; it does not have to be the person named in the enclosed form of proxy or another shareholder. Just fill in the person's name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form of proxy, who are directors of the Bank, are appointed to act as your proxyholder.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements. All proxies are considered confidential and will be returned to the Bank's transfer agent, Valiant Trust Company. The transfer agent will also act as the meeting's scrutineer and will count the proxies and tabulate and verify the results. The transfer agent will refer a proxy to the Bank if it has a comment on it intended for the Bank's management, or in connection with applicable legal requirements.

What if I want to change my vote?

If you are a registered shareholder and want to revoke your proxy after you have delivered it, you can do so by signing a written statement to this effect and delivering it to Gail L. Harding, Q.C., Corporate Secretary, Suite 3000, Canadian Western Bank Place, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 on or before March 3, 2010 or by depositing it with the Chairman of the meeting prior to the meeting. If your shares are held in the name of a nominee, you will need to contact your nominee to discuss whether revocation is possible and, if so, the procedure to follow.

How many shares are entitled to vote?

As of January 5, 2010 there were 63,923,595 fully paid and non-assessable common shares outstanding in the capital of the Bank.

Subject to the *Bank Act* (Canada) (the Bank Act), each shareholder has one vote for each common share held by him or her at the close of business on January 15, 2010. To the knowledge of the directors and officers of the Bank, as of the date hereof, no person owns or exercises control or direction over common shares carrying more than 10% of the votes attached to the outstanding common shares of the Bank.

Who counts the votes and how will the votes be counted?

Proxies are counted by our transfer agent, Valiant Trust Company. The transfer agent will refer a proxy to the Bank if it has a comment on it intended for the Bank's management, or in connection with applicable legal requirements.

PART II – BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND AUDITORS' REPORT

The financial statements of the Bank for the year ended October 31, 2009 and the auditors' report to the shareholders of the Bank will be presented at the meeting. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada as set forth in the CICA Handbook published by the Canadian Institute of Chartered Accountants.

APPOINTMENT OF AUDITORS

The directors and management of the Bank propose that the firm KPMG LLP (KPMG) be re-appointed auditors of the Bank to hold office until the next annual meeting of shareholders of the Bank. KPMG was first appointed as auditors of the Bank on December 17, 2007. In order to be passed, the appointment of the auditors must be approved by a majority of votes cast by the holders of common shares at the meeting.

Pre-Approval Policies and Procedures

As part of CWB's corporate governance structure, the Audit Committee annually reviews and approves the terms and scope of the external auditors' engagement. To further ensure that the independence of the auditors is not compromised, CWB's policy requires that the Audit Committee also pre-approve all significant engagements of the auditors for non-audit services and monitor all other engagements.

Under the policy, the significance threshold for non-audit engagements is defined as any engagement for which the cost estimate exceeds 5% of the audit fee as outlined in the auditors' scope memorandum. Receiver/manager services provided by the auditors to borrowers of the Bank are not included in the definition of non-audit services under this policy but are reviewed by the Audit Committee on an annual basis.

All non-audit service engagements, regardless of the cost estimate, are required to be co-ordinated and approved by the Chief Financial Officer, or designate, to further ensure that adherence to this policy is monitored. All non-audit service engagements must also be reported to the Audit Committee on a quarterly basis.

Auditor Service Fees

KPMG was appointed as the Bank's external auditors in December 2007. The following table lists the fees paid to KPMG, by category, during fiscal 2009 and 2008 and the fees paid to Deloitte & Touche LLP (D&T), by category, during fiscal 2008.

	Year Ended October 31, 2009 ($) KPMG LLP	Year Ended October 31, 2008 ($) KPMG LLP	Year Ended October 31, 2008 ($) Deloitte & Touche LLP
Audit fees(1)	502,767	402,523	457,278
Audit-related fees	242,553	97,634	124,415
Tax-related fees	62,249	24,345	97,667
All other fees	5,080	-	200,820
Total fees	812,649	524,502	880,180

1. Audit fees in fiscal 2008 were higher due primarily to billing differences between the Bank's former auditors and current auditors. Amounts paid to D&T in fiscal 2008 relate to the 2007 audit, while fees paid to KPMG in 2008 were paid throughout the year and relate to the 2008 audit. In addition, KPMG are the auditors of Canadian Direct Insurance Incorporated (CDI), and audit fees paid to KPMG related to CDI are included in the 2008 and 2009 totals.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Bank's annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Bank's interim financial statements.

Audit-Related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. In 2008, additional fees were incurred as a result of accounting services related to the filing of a base shelf prospectus and an issuance of subordinated debt thereunder. In 2009, additional fees were incurred as a result of accounting services related to a private placement and public offering of preferred units consisting of preferred shares and warrants.

Tax-Related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance, including the review of original and amended tax returns; preparation of senior management tax returns; tax planning and advisory services relating to common forms of taxation, including income tax, capital tax, goods and services tax, and property tax.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax-related fees described above. These services include corporate recovery services, where the auditor acts as the receiver or manager as part of the collection of outstanding loans.

ELECTION OF DIRECTORS

Director Nominees

In accordance with By-law 1 of the Bank, the directors have set the number of directors to be elected at the annual and special meeting at 11. Management of the Bank proposes to nominate the persons named below for election as directors of the Bank, to hold office until the close of the first annual meeting following their election. All of the nominated individuals were elected by the shareholders at the previous annual meeting for a term that expires at the close of the first annual meeting following their election. Directors of the Bank also serve as directors of the Bank's wholly owned subsidiaries, Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant).

Management recommends that shareholders vote FOR the nominees for director set out in this Circular. Mr. Donald, the Chairman of the Board, will not be seeking re-election as he has reached the maximum age for re-election permitted under the Bank's By-laws.



ALBRECHT W.A. BELLSTEDT, Q.C.

Canmore, Alberta, Canada

Age 60

Director since March 9, 1995

Independent Director

Member of:
Conduct Review Committee (Chair)
Corporate Governance &
Human Resources Committee
Loans Committee

Common Shareholdings: 13,200

Mr. Bellstedt is President of A.W.A. Bellstedt Professional Corporation, a consulting services firm. He was previously Executive Vice President, Law and Corporate of TransCanada Corporation, a North American energy services company and, prior to that, a partner of the law firm Milner Fenerty, now known as Fraser Milner Casgrain LLP. Mr. Bellstedt received his Bachelor of Arts degree from Queen's University and his Juris Doctor degree from the University of Toronto.

Mr. Bellstedt is also a director of Capital Power Corporation and The Forzani Group Ltd., and the Chairman of The Churchill Corporation. In addition, at various times during the period from 2005 to 2009, Mr. Bellstedt served as a director of Atlas Cold Storage Income Trust, TC PipeLines GP, Inc., the general partner of TC PipeLines, LP and Sun Media Group, Inc.



ALLAN W. JACKSON

Calgary, Alberta, Canada

Age: 69

Director since March 22, 1984

Independent Director

Member of:
Loans Committee (Chair)
Conduct Review Committee
Corporate Governance &
Human Resources Committee

Common Shareholdings: 114,000
Preferred Shareholdings: 1,000
Warrants: 1,780

Mr. Jackson is President and Chief Executive Officer of ARCI Ltd., a real estate development company, and President and Chief Executive Officer of Jackson Enterprises, Inc., a holding and consulting company. Mr. Jackson was previously President and Chief Executive Officer of Knowlton Realty Ltd. Mr. Jackson received his Bachelor of Arts (Hons) in Business Administration from the University of Western Ontario.

Mr. Jackson is a director of WestJet Airlines Ltd. During the period from 2005 to 2009, Mr. Jackson did not serve as a director of any other publicly traded company.

	**WENDY A. LEANEY** Toronto, Ontario, Canada Age: 62 Director since March 8, 2001 Independent Director Member of: Audit Committee Loans Committee Common Shareholdings: 18,000 Preferred Shareholdings: 6,000	Ms. Leaney is President of Wyoming Associates Ltd., a general investment holding company. She was previously Managing Director, Co-Global Head of Communications Group, TD Securities Inc. and Vice President, TD Bank (Communications Group, Corporate & Investment Banking Group, Toronto). Ms. Leaney received her Bachelor of Arts (Hons) from the University of Toronto and has completed the Executive Management Program at the University of Western Ontario. Ms. Leaney is a director of Corus Entertainment Inc. During the period from 2005 to 2009, Ms. Leaney did not serve as a director of any other publicly traded company except Call Net Enterprises Ltd.
	**ROBERT A. MANNING** Edmonton, Alberta, Canada Age: 60 Director since January 31, 1986 Independent Director Member of: Audit Committee (Chair) Corporate Governance & Human Resources Committee Common Shareholdings: 1,796,770[2] Preferred Shareholdings: 114,000[3] Warrants: 124,920[4]	Mr. Manning is President of Cathton Investments Ltd., a general investment holding company. He was previously Executive Vice President and a director of North West Trust Company and Corporate Banking Account Manager at Bank of Montreal. Mr. Manning completed his Masters of Business Administration at Cranfield School of Management and his Bachelor of Science (Hons) at the University of Manchester Institute of Science and Technology. During the period from 2005 to 2009, Mr. Manning did not serve as a director of any other publicly traded company. Mr. Manning is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.
	**GERALD A.B. MCGAVIN, C.M., O.B.C., FCA** Vancouver, British Columbia, Canada Age: 72 Director since January 27, 1989 Independent Director Member of: Audit Committee Loans Committee Common shareholdings: 60,000	Mr. McGavin is President of McGavin Properties Ltd., a general investment holding company. He was previously President and Chief Operating Officer of BC Hydro and Power Authority and President and Chief Executive Officer of Yorkshire Trust Company. Mr. McGavin earned his Bachelor of Commerce from the University of British Columbia and his Masters in Business Administration from the University of California at Berkeley. Mr. McGavin is also a Fellow of the Institute of Chartered Accountants of British Columbia. During the period from 2005 to 2009, Mr. McGavin served as a director of Industrial Alliance Pacific Life Insurance Company of Canada. Mr. McGavin is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



HOWARD E. PECHET

Rancho Mirage, California, U.S.A.

Age: 61

Director since March 22, 1984

Independent Director

Member of:
Loans Committee
Corporate Governance &
Human Resources Committee

Common Shareholdings: 330,880
Preferred Shareholdings: 3,000
Warrants: 111,700

Mr. Pechet is President of Mayfield Consulting Inc., a general investment holding company. Mr. Pechet has been involved in the development and operation of numerous hotels, casinos and theatres. Mr. Pechet has served as a director of several charitable organizations and is presently Vice Chairman of The Sloane Gardens Club in London, England. Mr. Pechet received a Bachelor's degree (Hons) from the University of Alberta and a Master's degree from Washington State University.

During the period from 2005 to 2009, Mr. Pechet did not serve as a director of any other publicly traded company.



ROBERT L. PHILLIPS, Q.C.

Vancouver, British Columbia, Canada

Age: 58

Director since March 8, 2001

Independent Director

Member of:
Audit Committee
Corporate Governance &
Human Resources Committee
Loans Committee (Alternate)

Common Shareholdings: 17,000

Mr. Phillips is President of R.L. Phillips Investments Inc., a private investment firm. Mr. Phillips was previously President and Chief Executive Officer of BCR Group of Companies, Executive Vice President of MacMillan Bloedel Limited and President and Chief Executive Officer of Dreco Energy Services Ltd. and of PTI Group Inc. Mr. Phillips received his Bachelor of Laws (Gold Medalist) and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

Mr. Phillips is the Chairman of Precision Drilling Corporation and of MacDonald Dettwiler & Associates Ltd. and a director of Axia NetMedia Corporation, EPCOR Utilities Inc., Capital Power Corporation, TerraVest Income Fund and West Fraser Timber Co. Ltd. In addition, at various times during the period from 2005 to 2009, Mr. Phillips served as a director of the following publicly traded companies: Acquest Energy Ltd., Boston Pizza Royalties Income Fund, EPCOR Preferred Equity Inc. and Tree Island Wire Income Fund. Mr. Phillips is also the Chairman of the Board for Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



LAURENCE (LARRY) M. POLLOCK

Edmonton, Alberta, Canada

Age: 63

Director since January 26, 1990

Non-Independent Director

Member of:
Loans Committee

Common Shareholdings: 404,130
Options: 645,813
Preferred Shareholdings: 8,000

Mr. Pollock is President and Chief Executive Officer of the Bank. He was previously Regional Vice President, Lloyds Bank (Toronto and Calgary). Mr. Pollock graduated from the Saskatchewan Institute of Applied Arts and Sciences in Business Administration.

Mr. Pollock is a director of WestJet Airlines Ltd., EPCOR Utilities Inc. and Canadian Helicopters Income Fund. During the period from 2005 to 2009, Mr. Pollock did not serve as a director of any other publicly traded company. Mr. Pollock is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



RAYMOND J. PROTTI, ICD.D

Victoria, British Columbia, Canada

Age: 64

Director since March 5, 2009

Independent Director

Member of:
Corporate Governance &
Human Resources Committee
Loans Committee

Common Shareholdings: 10,034

Mr. Protti is a consultant on national security and financial services issues. He was previously President and Chief Executive Officer of the Canadian Bankers Association from 1996 to 2007. Mr. Protti received his Bachelor of Arts (Hons, Gold Medalist) and Master of Arts, both in Economics, from the University of Alberta. Mr. Protti holds the ICD.D designation from the Institute of Corporate Directors.

During the period from 2005 to 2009, Mr. Protti did not serve as a director of any other publicly traded company. Mr. Protti is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



ALAN M. ROWE, C.A.

Toronto, Ontario, Canada

Age: 53

Director since July 1, 1996

Independent Director

Member of:
Audit Committee
Loans Committee

Common Shareholdings: 22,000
Preferred Shareholdings: 6,000
Warrants: 10,680

Mr. Rowe is a Partner of Crown Realty Partners and Crown Capital Partners Inc., investment management companies. Prior to July 2007, he was Senior Vice President, Chief Financial Officer and Corporate Secretary of Crown Life Insurance Company, a life insurance company. Mr. Rowe is a Chartered Accountant. He holds a Bachelor of Commerce (Hons) from Memorial University of Newfoundland. Mr. Rowe is also the President of the Saskatchewan Government Growth Fund.

During the period from 2005 to 2009, Mr. Rowe did not serve as a director of any other publicly traded company.



ARNOLD J. SHELL

Calgary, Alberta, Canada

Age: 60

Director since December 9, 1997

Independent Director

Member of:
Conduct Review Committee
Corporate Governance &
Human Resources Committee

Common Shareholdings: 16,000

Mr. Shell is President of Arnold J. Shell Consulting Inc., an insurance, retirement and estate planning consulting firm. Mr. Shell was previously Senior Vice President, Insurance Operations with Crown Life Insurance Co. Mr. Shell holds a Bachelor of Arts in Mathematics and Philosophy and a Master of Arts in Actuarial Mathematics, both from the University of Manitoba. He is a graduate of the Advanced Management Program (AMP) from the Harvard Business School. He is also a Fellow of the Canadian Institute of Actuaries and a Fellow of the Society of Actuaries.

During the period from 2005 to 2009, Mr. Shell did not serve as a director of any other publicly traded company. Mr. Shell is a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.

1. All information provided above is as at January 5, 2010. Common shareholdings of the Bank, as listed for all nominees, are those beneficially owned or over which control or direction is exercised by such nominee as at such date and have been provided by the respective nominees.
2. Of the amount for Mr. Manning, 1,742,122 shares are owned by Cathton Investments Ltd. (Cathton). Mr. Manning is a director and the President of Cathton.
3. Of the amount for Mr. Manning, 110,000 preferred shares are owned by Cathton.
4. Of the amount for Mr. Manning, 117,800 warrants are owned by Cathton.

Attendance of Director Nominees at Board and Committee Meetings

The following table sets forth the number of directors' meetings and committee meetings during the 12-month period ended October 31, 2009 and the number of meetings attended by each director. In that period, the Board of Directors (Board) held five regularly scheduled meetings and two special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance.

	Board Meetings Attended 7 Meetings		Committee Meetings Attended							
			Conduct Review Committee 2 Meetings		Audit Committee 4 Meetings		Loans Committee 23 Meetings		Corporate Governance & Human Resources Committee 7 Meetings	
Director Name	No.	%	No.	%	No.	%	No.	%	No.	%
Charles R. Allard[(1)] Edmonton, Alberta	5	71.4	2	100	-	-	11	47.8	-	-
Albrecht W.A. Bellstedt Canmore, Alberta	7	100	2	100	-	-	15	65.2	6	85.7
Jack C. Donald Red Deer, Alberta	4	57.2	-	-	-	-	18	78.3	7	100
Allan W. Jackson Calgary, Alberta	7	100	2	100	-	-	20	87.0	7	100
Wendy A. Leaney Toronto, Ontario	6	85.7	-	-	4	100	18	78.3	-	-
Robert A. Manning Edmonton, Alberta	7	100	-	-	4	100	-	-	7	100
Gerald A.B. McGavin Vancouver, British Columbia	7	100	-	-	4	100	21	91.3	-	-
Howard E. Pechet Rancho Mirage, California	7	100	-	-	-	-	18	78.3	7	100
Robert L. Phillips[(2)] Vancouver, British Columbia	7	100	-	-	4	100	-	-	7	100
Laurence (Larry) M. Pollock Edmonton, Alberta	7	100	-	-	-	-	11	47.8	-	-
Raymond J. Protti[(3)] Victoria, British Columbia	3	42.9	-	-	-	-	12	52.2	4	57.2
Alan M. Rowe Toronto, Ontario	7	100	-	-	4	100	14	60.9	-	-
Arnold J. Shell[(4)] Calgary, Alberta	7	100	2	100	-	-	-	-	6	85.7

1. Mr. Allard resigned from the Board of Directors effective June 18, 2009.
2. Mr. Phillips is an alternate member of the Loans Committee and attends only if it is anticipated that there will not be a quorum for a Loans Committee meeting.
3. Mr. Protti was appointed to the Board of Directors, the Corporate Governance & Human Resources Committee and the Loans Committee on March 5, 2009. Since that date, he has attended 3 out of 3 Board meetings, 4 out of 4 Corporate Governance & Human Resources Committee meetings and 12 out of 16 Loans Committee meetings.
4. Mr. Shell was appointed to the Corporate Governance & Human Resources Committee on December 4, 2008. Since that date, he has attended 6 out of 6 Corporate Governance & Human Resources Committee meetings.

Interlocking Directorships

The following table lists the directors of the Bank who served together on the boards of other public entities as at October 31, 2009. The Board does not believe that interlocking board memberships of its directors impact the ability of these directors to act in the best interests of the Bank.

Entity	Director/Trustee	Committees
Capital Power Corporation	Albrecht W.A. Bellstedt	Corporate Governance, Compensation and Nominating Committee Environment, Health and Safety Committee
	Robert L. Phillips	Corporate Governance, Compensation and Nominating Committee Keephills 3 Oversight Committee
EPCOR Utilities Inc.	Robert L. Phillips	Human Resources and Compensation Committee
	Laurence (Larry) M. Pollock	Audit Committee Corporate Governance and Nominating Committee Human Resources and Compensation Committee
WestJet Airlines Ltd.	Allan W. Jackson	Compensation Committee (Chair) Corporate Governance and Nominating Committee
	Laurence (Larry) M. Pollock	Audit Committee Compensation Committee

Additional Disclosure Relating to Directors

No proposed director has, within the 10 years prior to the date of this Circular, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for more than 30 consecutive days, (ii) was subject, after the proposed director ceased to be a director or executive officer, to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for more than 30 consecutive days, that resulted from an event that occurred while that person was active in the capacity of director or executive officer, or (iii) during the tenure of the director or executive officer or within one year of the director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as set forth below:

- Mr. Rowe is a director of Big Sky Farms Inc. which, on December 29, 2009, filed a plan of compromise and arrangement with the Saskatchewan Court of Queen's Bench pursuant to the *Companies' Creditors Arrangement Act* (Canada).
- Mr. Rowe served as a director of CrownAg International Inc. from November 25, 2004 to June 14, 2005 as a nominee of a secured lender which, together with two other secured lenders, appointed a receiver of the company on June 14, 2005.
- Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust, was subject to an Ontario Securities Commission cease trade order that was issued in respect of all insiders of Atlas Cold Storage Income Trust on December 2, 2003 due to the late filing of financial statements required to reflect certain restatements. The cease trade order was rescinded in January 2004.

No proposed director has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Directors' Shareholding Requirements

To ensure that directors' interests are aligned with shareholders' interests, all non-management directors of the Bank are required to hold, either directly or indirectly, common shares of the Bank with value equivalent to five times the annual Board retainer paid to directors. Value is defined as the greater of market value and acquisition cost. Directors have three years from the date of initial appointment to comply, and compliance is assessed as at October 31 of each year. All directors met this requirement as at October 31, 2009, except Mr. Protti who was appointed as a director on March 5, 2009.

AMENDMENT TO BY-LAW 2

The Bank Act requires that the Bank's By-laws contain a provision fixing the aggregate amount that may be paid to all directors in respect of directors' remuneration during a fixed period of time. By-law 2 currently provides that the aggregate of all amounts that may be paid by the Bank to directors in respect of directors' remuneration is a sum not exceeding $900,000 during each financial year. This figure was approved by shareholders at the annual and special meeting in March 2006.

The duties and responsibilities of directors continue to expand and evolve within a regulatory environment of unprecedented change. Given the growth and complexity of the Bank's business, the enhanced focus on responsibilities and expectations of directors, and the important role of committees of the Board, directors are spending an increasing amount of time on Bank affairs. Management is also concerned that should any event occur which requires additional meetings of the Board and its Committees, the amount payable to the directors would exceed the current approved aggregate amount. It is therefore considered appropriate to increase the aggregate amount which may be paid to directors for their services.

Shareholders will be asked to approve a special resolution confirming a change to By-law 2, whereby the aggregate remuneration which may be paid by the Bank to directors for their services during any financial year will be increased from $900,000 to $2,000,000. To be effective, this must be passed by a majority of not less than two-thirds of the votes cast at the meeting by or on behalf of shareholders.

Management recommends that shareholders vote FOR the following resolution:

RESOLVED as a special resolution that By-law 2 of Canadian Western Bank be amended by deleting the amount "$900,000" and substituting therefore the amount of "$2,000,000", so that By-law 2 shall read as follows:

"For each financial year of the Bank the aggregate of all amounts that may be paid to all directors as remuneration as directors shall not exceed $2,000,000."

PART III – COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

This section of the Circular explains how the executive compensation program is designed with respect to the President and CEO, the Executive Vice President and Chief Financial Officer and the next three most highly compensated executive officers of the Bank whose total compensation, excluding pension, received (or to be received) in respect of the fiscal year ended October 31, 2009 was greater than $150,000 (collectively the Named Executive Officers). The material elements of compensation and the reasons supporting each element are also provided. For a complete understanding of the executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other executive compensation related disclosure included in this Circular.

Corporate Governance & Human Resources Committee

The Corporate Governance & Human Resources Committee (the CGHR Committee) is comprised of eight independent directors: Jack C. Donald, who serves as Chair, Albrecht W.A. Bellstedt, Allan W. Jackson, Robert A. Manning, Howard E. Pechet, Robert L. Phillips, Raymond J. Protti and Arnold J. Shell. No member of the CGHR Committee has ever been an officer or employee of the Bank or any of its affiliates and no member is an active CEO with a publicly traded entity.

Three members have experience in public company executive compensation by virtue of their experience as former executive officers of public companies and five members have experience in compensation matters as current or former CEOs or executive officers of non-public entities. Three members also currently sit on compensation committees for other publicly traded companies. The Board believes that the CGHR Committee collectively has the knowledge, experience and background in executive compensation and human resources matters required to fulfil its mandate, which can be found on the Bank's website at www.cwbankgroup.com. The CGHR Committee held four regularly scheduled and three special meetings during fiscal 2009. The President and CEO and the Senior Vice President, Human Resources also attend meetings of the CGHR Committee but do not have the right to vote on any matter.

The CGHR Committee has instituted good governance practices that enhance the CGHR Committee's ability to effectively carry out its responsibilities. These practices include:

- Holding in-camera sessions without management present following every regular and special CGHR Committee meeting;
- Utilizing a work plan which sets out the timetable of all regularly occurring matters for which the CGHR Committee has responsibility; and
- Hiring external advisors no less than once every three years and requiring their attendance when their reports are discussed.

During fiscal 2009, Hugessen Consulting Inc. (Hugessen) was retained by the CGHR Committee to advise on the restructuring of the Bank's long-term incentive plan. The fee paid to Hugessen for these services was $134,346. No fees were paid to Hugessen or to any other external compensation advisor during fiscal 2009 for any other compensation related advice for CWB.

Executive Compensation Philosophy

The compensation program for the Bank's executives is designed to:

1. attract and retain competent motivated individuals at all levels; and
2. align the compensation of executives with shareholder interests.

In determining compensation levels and the compensation structure for executive positions, the CGHR Committee strives to ensure a competitive level of total compensation relative to comparative positions in the marketplace. The executive compensation philosophy is to provide a reasonable level of annual compensation commensurate with the responsibilities of the executive, with all other compensation elements based on pay for performance. Performance in the context of the short-term incentive is based on the achievement of annual corporate and individual objectives. Performance in the context of the long-term incentive is based on value creation for shareholders and is designed to encourage executives to remain with the Bank over the long term. This compensation philosophy results in a significant portion of each executive's compensation being "at risk" in order to motivate executives and align their interests with the creation of long term shareholder value. As a result of this focus on shareholder value, total compensation can exceed the median total compensation level of the selected executive compensation surveys in times of strong share price appreciation and corporate performance. While the objective is to ensure that total compensation will always be competitive, it is also designed to ensure that superior performance will result in superior compensation.

Although the compensation program is designed to align the interests of the executives with the long-term success of the Bank and its shareholders, it must also retain experienced management. Historically the long-term incentive plan (LTIP) of the Bank consisted solely of stock options. During fiscal 2008, it became apparent that an LTIP based solely on share appreciation had limited retention value during periods of market disruption. Accordingly, at the beginning of fiscal 2009, the CGHR Committee retained Hugessen to advise on the restructuring of the Bank's LTIP. In addition to the advice received from Hugessen, members of the CGHR Committee met with management, and management held "town hall" meetings with employees who participate in the LTIP. In order to support the restructuring, management voluntarily surrendered 1,283,062 out-of-the-money options in March 2009. After consideration of all the information and advice, the CGHR Committee recommended to the Board that the LTIP be revised to include both stock options and restricted share units (RSUs), both of which are described in further detail beginning on page 15. The CGHR Committee also recommended that the higher the individual's position the higher the percentage options should represent in the individual's LTIP, with the objective that more senior executives should have a larger portion of their long-term incentive at risk.

Components of each executive's overall compensation vary with the position and that particular position's ability to impact the Bank's success. Generally, the more senior the position, the greater is the "at risk" component of total compensation. The following table illustrates, as a percentage for each element, the executive's target total compensation mix for fiscal 2009. Subsequent to fiscal 2009 year end, the CGHR Committee amended the element mix for the President and CEO to include RSUs. See "2009 Compensation Decision Process" on page 18.

Fiscal 2009 Compensation Mix Targets

Title	Base Salary	Annual Cash Bonus	Long-Term Incentives - RSUs	Long-Term Incentives - Options	Percentage of Total Compensation at Risk
President & CEO	25%	25%	-	50%	75%
Executive Vice President	35%	20%	10%	35%	65%
Senior Vice President	45%	25%	15%	15%	55%
Vice President	55%	20%	15%	10%	45%

Compensation Decision-Making Process

The CGHR Committee recommends to the Board the compensation structure, including the various elements of the compensation program as well as the compensation of each Named Executive Officer. The Senior Vice President, Human Resources provides the CGHR Committee with relevant market data and other information as requested in order to support the CGHR Committee's deliberations. The President and CEO also makes recommendations to the CGHR Committee regarding the level and form of compensation awards for the executive officers, including the other Named Executive Officers. The CGHR Committee has full discretion to adopt or alter management recommendations and to consult its own advisors.

It is difficult for the Bank to identify a sufficient number of comparators to establish a reasonable permanent comparator group of companies as there are few financial institutions of a similar size with a similar asset mix and geographic focus as the Bank for which data is available. As a result, the CGHR Committee reviews broad-based executive compensation surveys to determine base salary and total compensation for its executive officers. In addition, it retains an independent compensation expert at least once every three years to provide a custom survey to the CGHR Committee. In setting base salary and total compensation for fiscal 2009, the Committee reviewed 2008-2009 executive compensation surveys that it had purchased from Mercer Human Resources Consulting, Watson Wyatt & Company and Morneau Sobeco (the Comparator Market Data). This Comparator Market Data provides comparators based on asset size, total employees, geographic location and industry.

At the end of each year, the CGHR Committee reviews the Bank's financial results and discusses variations between targets and performance with the President and CEO. In addition, the CGHR Committee reviews with the President and CEO the achievement of his short-term incentive objectives and the general performance of each of his direct reports. Achievement of the Bank's annual financial targets is a major consideration in determining the amount of the annual performance incentive. However, the CGHR Committee is of the view that strict adherence to formulas for determining the annual performance incentive may lead to unintended consequences and may be counterproductive to creating shareholder value, particularity in a rapidly changing environment. Accordingly, the CGHR Committee may exercise judgment and discretion in assessing an executive's performance.

In determining the potential value of long-term incentive grants, the CGHR Committee is provided with a valuation of the RSUs based on the current share price (average of the weighted average trading price of the common shares on the Toronto Stock Exchange (TSX) for each of the four business days preceding the date of the grant plus the date of the grant), the fair value of the options using a binomial option pricing model and the value of the options using an estimated target price assuming an average 10% annual increase in share price over three years (the Estimated Target Value), which for fiscal 2009 was $10.00 per option. The CGHR Committee is also provided with charts illustrating the value of the proposed RSU and option grants under various share price assumptions.

Elements of Total Compensation

Element	Form	Performance Period	Purpose
Base salary	Cash	1 year	Provides a fixed level of compensation for performing day-to-day responsibilities and is used to provide income certainty and for attraction and retention.
Short-term incentive	Annual cash incentive	1 year	Provides a cash-based award based on achievement of corporate targets, department results and individual performance, and is used for attraction and retention.
Long-term incentive	Restricted share units	1 – 3 years[1]	Aligns medium-term compensation with shareholder value creation and facilitates attraction and retention.
Long-term incentive	Stock options	3 – 5 years[2]	Aligns long-term compensation with shareholder value creation and facilitates attraction and retention.

1. Vest and pay out 1/3 each year for 3 years.
2. Vest on third anniversary and expire on fifth anniversary.

Base Salary

Base salary is designed by the CGHR Committee to be positioned at the median of the Comparator Market Data. Variances from the median may be determined by the CGHR Committee based on such factors as individual performance, relevant experience, tenure or internal equity considerations. The CGHR Committee also considers the retentive potential of its base salary decisions. Retention of the Named Executive Officers is considered critical to business continuity and succession planning.

Short-Term Incentive

The Bank has a cash bonus program for the CEO and for other senior management. The short-term incentive is designed by the CGHR Committee to be positioned at the median of the Comparator Market Data.

The short-term incentive program for the CEO is based on three major areas with approximate weightings as follows: Shareholder Value 40%, Operational Results 30% and Leadership 30%. Each of these areas involves general targets, which are reviewed on an annual basis. It is expected that a bonus, equivalent to 100% of salary, will be paid if all targets are met. After reviewing the financial results, the CGHR Committee also considers extraordinary circumstances, which may have contributed to the results subsequent to the setting of the targets and to ensure long-term strategic decisions are not compromised to attain better short-term results. An additional 25% of annual salary is possible if performance exceeds one or more of the specified targets. The maximum payment under this program is 125% of annual base salary.

The short-term incentive program for Named Executive Officers, other than the CEO, takes into account the Bank's annual success relative to its financial targets, the achievements of the divisions or departments for which the executive is responsible and the leadership demonstrated by the executive. For the 2009 fiscal year, the maximum potential bonus was 85% of annual base salary for the Executive Vice President and Chief Financial Officer and 75% for the other Executive Vice Presidents. These maximum bonus percentages are consistent with the percentages in the Comparator Market Data and support the Bank's 2009 target compensation mix.

Long-Term Incentive

The LTIP is designed to motivate and reward officers and employees for creating mid- and long-term shareholder value. Approximately 260 employees at the mid-management level and above were eligible to participate in the LTIP as of December 31, 2009. During fiscal 2009, the Bank's LTIP was amended to consist of both RSUs and stock options, with the proportion of RSUs to options decreasing as the classification level of the employee increases, reflecting the CGHR Committee's compensation philosophy that the more senior the position, the higher the percentage of compensation that should be at risk and that options represent a greater risk than RSUs.

In implementing the revised LTIP in fiscal 2009, the CGHR Committee reviewed the aggregate value of the RSU and stock option grants under the LTIP and was satisfied that the aggregate value was within the target compensation range. Commencing in fiscal 2010, the aggregate value of the grants under the LTIP will be determined by the CGHR Committee each December, upon review of the previous year's financial results, with grants anticipated to occur in December for options and June for RSUs and options. Although the aggregate value of the annual LTIP grants is determined in reference to the previous year's financial performance, the LTIP grants are considered to be part of the executive's compensation for the upcoming year. The value of a RSU is determined by the weighted average price of a CWB common share on the grant date and the four trading days immediately prior to the grant date. The value of a share option is valued at the fair value at the time of grant using the binomial option pricing method. The value attributed to a RSU or option is therefore an estimated compensation value with the actual value realized by the executive dependent on the Bank's share price performance. Grants of RSUs and stock options are not influenced by the number of previous grants made to an executive. The value of the LTIP for each executive is established based on the executive's salary and is adjusted for individual performance.

The following provides details of the Bank's LTIP.

Share Incentive Plan

The Share Incentive Plan (the Plan) allows stock options to be granted to employees at the mid-management level and above. The Plan provides that the exercise price of an option cannot be less than the weighted average trading price of the Bank's common shares on the TSX for the four consecutive trading days preceding the day on which the option is granted plus the day of the grant. The Plan permits options to be granted with a term of up to eight years; however, all outstanding options, other than certain options granted to Mr. Pollock in fiscal 2006, have a term of five years. The term of options is also subject to early termination in the event of termination of employment. Options vest according to dates established by the CGHR Committee but are normally set to vest three years after the grant date. The CGHR Committee may, in its sole discretion, accelerate the time at which any options may be exercised in whole or in part. In the event 90% or more of the outstanding common shares of the Bank are acquired by any entity, all outstanding options immediately vest. Options are not transferable except in limited circumstances. The Plan does not contain a specified limit on the number of options that may be granted to insiders, as a group, or to any one person under the Plan. As at January 1, 2010, 2,021,538 shares representing 34.65% of the shares available under the Plan have been reserved for issuance under options granted to insiders of the Bank. No financial assistance is provided to any option holder to facilitate the exercise of outstanding options.

The Plan provides an option holder with a cashless settlement alternative, whereby the value of the options at the time of exercise may be settled by the surrendering of the options for "Substituted Rights" and the immediate conversion of those rights into common shares. The Bank may also require the option holder to elect the cashless settlement alternative. One of the benefits of the cashless settlement is that the rate of dilution is reduced.

As opposed to issuing the number of shares equivalent to the number of options that have been exercised, the number of shares to be issued is determined by the following formula:

$$\text{Number of Common Shares} = \text{Number of Substituted Rights} \times \frac{(\text{Current Price} - \text{Exercise Price})}{\text{Current Price}}$$

Where:

(a) "Current Price" means the closing price of the common shares on the TSX on the date the notice of exchange is delivered to the Bank; and

(b) "Exercise Price" means the exercise price of the options.

Restricted Share Unit Plan

The Restricted Share Unit Plan (RSU Plan) allows RSUs to be granted to employees in the mid-management level and above. RSUs are bookkeeping entries credited to an account created for each participant. Each RSU represents a unit with an underlying value equivalent to the value of a common share of the Bank. Notional dividends are assumed to accrue to the holder of the RSU and are included in the amount paid to the holder upon vesting. Under the RSU Plan, each RSU must vest before December 31 of the third year after the grant.

It is the intention of the CGHR Committee to have one-third of each grant of RSUs vest on each of the first, second and third anniversary of the date of grant. The value of a RSU on the vesting date will be based on the average of the weighted average trading price of the common shares on the TSX for each of the four business days preceding the vesting date plus the vesting date of the RSU. All RSUs are paid to participants no later than 60 days after vesting.

RSUs are non-transferable, with the exception that they may pass to a participant's estate upon death. Subject to Board discretion, if a participant's employment ceases for any reason other than death or retirement, then all of the participant's right and interest in unvested RSUs are cancelled with no compensation paid for any RSUs so cancelled.

Retirement, benefit and perquisite programs

In addition to salary, short-term incentives and long-term incentives, each Named Executive Officer participates in the Bank's retirement, benefit and perquisite programs. These programs are designed to facilitate attraction and retention.

Officers, other than those for whom the Bank has arranged a pension plan, are eligible to participate in the Bank's Group RRSP. The Bank contributes an amount equal to 3% of base salary and matches the employee's contribution up to an additional 4.5%. If the maximum contribution exceeds the RRSP contribution limit for that year, the individual's contribution is reduced. The Bank's contributions vest immediately.

Mr. Pollock has an individual pension plan and a pension funding arrangement, the details of which are set out on page 25. Mr. Young and certain executives of CDI have individual pension plans funded by that subsidiary, which were established to provide such officers with pension benefits equivalent to that which they would have received if CDI had not been purchased by the Bank. Details of Mr. Young's pension are set out on page 26.

The Named Executive Officers participate in group health benefit plans. Other perquisites provided to the Named Executive Officers are paid parking, a home security system, tax preparation services, retirement planning services and a medical exam once every two years.

Shareholding Requirements for Executive Officers

The CGHR Committee strongly supports equity ownership and encourages employees to participate in ownership of the Bank through the Share Incentive Plan and the Employee Share Purchase Plan. In addition, the Board believes that executives should have a considerable investment in the common shares of the Bank and has instituted share ownership guidelines for the President and CEO as well as the other four Named Executive Officers. The Board has adopted a policy which requires the five Named Executive Officers to maintain ownership levels equal to a multiple of annual salary.

Prior to November 1, 2009, each Named Executive Officer was required to achieve the minimum shareholdings set out below within three years of the executive's appointment. Compliance was assessed annually on October 31 based on the higher of market value and acquisition cost. As set out below, each Named Executive Officer met the minimum shareholding requirement as at October 31, 2009.

Named Executive Officer	Ownership Requirement Multiple	Ownership Requirement ($)	Shareholdings as of October 31, 2009[1] ($)	Shareholdings as a Multiple of Salary
L. (Larry) M. Pollock President and CEO	4 times annual salary	2,200,000	8,683,059	15.8
Tracey C. Ball Executive Vice President and Chief Financial Officer	1 times annual salary	292,875	905,251	3.1
William J. Addington Executive Vice President	1 times annual salary	255,517	650,743	2.6
Randell W. Garvey Executive Vice President	1 times annual salary	254,292	257,629	1.0
Brian J. Young Executive Vice President, CWB and President and CEO, CDI	1 times annual salary	247,400	703,979	2.9

1. Based on the Named Executive Officer's shareholdings and common share closing price of $21.38 on October 30, 2009.

Subsequent to year end, the minimum shareholdings requirement was increased to five times annual salary for the President and CEO and two times annual salary for an Executive Vice President. The level of ownership may be achieved through the holding of common shares and outstanding RSUs. Compliance will be assessed annually on October 31 based on the higher of market value and acquisition cost. Each executive officer must achieve the minimum shareholdings within three years of receiving his or her promotion or within five years of commencing employment with CWB.

All employees are prohibited from directly or indirectly entering into short sales in respect of any of the Bank's securities. In addition, employees are prohibited from directly or indirectly buying or selling a call or put in respect of the Bank's securities.

2009 Compensation Decision Process

Compensation of the President and CEO for 2009

In December 2008, the CGHR Committee reviewed the 2008-2009 Comparator Market Data and determined that Mr. Pollock's base salary had fallen below the targeted base salary range. The CGHR Committee therefore increased Mr. Pollock's base salary by 10% to $550,000 for the fiscal year ended October 31, 2009.

In 2006, the Bank amended Mr. Pollock's employment agreement. The agreement provided for a retiring allowance equal to 18 months salary payable at the earlier of Mr. Pollock's retirement and the date he attains the age of 65. During 2009, the CGHR Committee approved a payment to Mr. Pollock in the amount of $922,970 to extinguish this obligation of the Bank. The employment agreement also provided for certain payments to Mr. Pollock in the event his employment was terminated without cause or there was a change in control. See "Termination and Change of Control Benefits" for further details.

Mr. Pollock's employment agreement provided for the issuance in each year of that number of options with an exercise price, based on the five-day trading average as at November 1 of the prior year, equal to three times Mr. Pollock's base salary as at November 1 of the prior year. In accordance with the employment agreement, and based on the exercise price established on November 1, 2008, Mr. Pollock was granted 98,175 options for the 2009 fiscal year. When assessing the target compensation mix, the CGHR Committee values these options utilizing the Estimated Target Value, which was $10.00 for fiscal 2009. The difference between Mr. Pollock's fiscal 2009 target compensation mix and his compensation mix for fiscal 2009 set out in the Summary Compensation Table on page 22 of the Circular is attributable to the difference between the fair value grant date methodology utilized in the Summary Compensation Table and the Estimated Target Value utilized by the CGHR Committee in assessing Mr. Pollock's target compensation mix.

Mr. Pollock's employment agreement was amended effective November 1, 2009. This amended employment agreement provides for a base salary of $650,000 and increases the potential annual short term incentive from 100% to 125% of base salary. An additional 50% of annual salary is possible if performance exceeds one or more specified targets. The maximum potential payment is therefore equal to 175% of annual base salary. The amended contract also provides for an annual LTIP grant equal to 150% of salary, with 70% of the value in the form of options and 30% in the form of RSUs. Any outstanding options which have not vested on the agreed upon retirement date will vest immediately upon his retirement and be exercisable for a period of 18 months. All RSUs will vest and be paid in accordance with the RSU Plan.

The amended agreement also provides that, for a period of two years after he ceases to be an officer of the Bank, Mr. Pollock will become a consultant to the Chairman of the Board and will be precluded from being involved in Ontario or any of the western provinces as an employee, strategic investor, consultant or director of an entity that would normally be considered a direct competitor of CWB or any of its subsidiaries. Upon execution of the amended employment agreement, Mr. Pollock received a signing bonus of $131,500.

In December 2009, the CGHR Committee reviewed the performance objectives for the President and CEO for fiscal 2009 and the results obtained, the highlights of which are provided in the table below.

2009 Performance Target Ranges	Met Target	2009 Results
Shareholder Value		
• Net income growth of 2-5%	✓	• Net income growth of 4%
• Return on common shareholders' equity of 14-16%[1]	✗	• Return on common shareholders' equity of 13.2%
• Return on assets of 0.90-1.05%[2]	✗	• Return on assets of 0.86%
Operational Results		
• Loan growth of 10%	✗	• Loan growth of 7%
• Provision for credit losses as a percentage of average loans of 0.15-0.18%	✓	• Provision for credit losses as a percentage of average loans of 0.15%
• Efficiency ratio (teb) of 46-49%[3]	✓	• Efficiency ratio of 48.2%
Leadership		
• Development and execution of strategic vision	✓	• Demonstrated leadership in a difficult financial environment • Completed a concurrent private placement and public offering of preferred units in order to strengthen the Bank's Tier I capital ratio during a time of market volatility • Initiated measures to improve net interest margin • Reduced liquidity risk by launching Canadian Direct Financial as a new deposit gathering channel and obtaining federal approval for Valiant Trust Company to be a deposit taking institution • Completed the acquisition of a 72.5% interest in Adroit Investment Management Ltd. to further diversify the Bank's income • Continued expansion through the opening of two additional Bank branches and the Toronto office of Canadian Western Trust Company
• Communication	✓	• Had a significant role in enhancing the Bank's profile • Demonstrated leadership in communication with the investor community to explain the strengths in CWB's business model • Introduced additional communication channels with employees

2009 Performance Target Ranges	Met Target	2009 Results
• Leadership development and succession planning	✓	• Recognized for the third consecutive year as one of the "50 Best Employers in Canada" as reported by the *Globe and Mail Report on Business* • Continued to improve career development opportunities through new training options and a career development website • No turnover, except for retirements, in senior management in fiscal 2009 • Employee turnover rate decreased from a three year average of 13.9% to 6.8% in fiscal 2009

1. Return on common shareholders' equity is calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.
2. Return on assets is calculated as annualized net income after preferred share dividends divided by average total assets.
3. Efficiency ratio is calculated as non-interest expenses divided by total revenues (teb).

The CGHR Committee noted that Mr. Pollock had performed well in 2009 despite very challenging market conditions and a recessionary environment that was much more pronounced than anticipated when his targets were established. Net income growth, the efficiency ratio (teb) and provisions for credit losses as a percentage of average loans were all within the respective target ranges. While the return on equity and return on assets ratio were both below the respective targets, the CGHR Committee noted the net impact on these ratios from the preferred unit offerings completed in March 2009 that had not been considered when these ranges were established. Loan growth of 7% was 3% ($497 million) below target as the volume of new lending slowed during the year due to economic factors. Mr. Pollock demonstrated strong leadership in fiscal 2009 by focusing the executive team and employees on the Bank's strategic priorities in a time of economic uncertainty. Despite challenges in the economy and continuing uncertainty in domestic and global markets, the Bank achieved record net income and total revenues during fiscal 2009. Based on the above factors, the CGHR Committee awarded Mr. Pollock an annual incentive payment of 125% of base salary.

Compensation of the Executive Vice Presidents

In December 2008, the CGHR Committee reviewed the 2008-2009 Comparator Market Data and determined that the base salary of each of the other Named Executive Officers had fallen below the targeted base salary range. Accordingly, base salaries were increased between 8% and 17% effective January 1, 2009. The CGHR Committee also determined that the potential annual short-term incentive as a percentage of base salary was below the median of the Comparator Market Data and increased the potential annual short-term incentive from 65% of base salary to 85% of base salary for the Executive Vice President and Chief Financial Officer and from 65% of base salary to 75% of base salary for all other Executive Vice Presidents.

The achievement of the published annual financial performance targets of the Bank is a significant factor in determining the short-term incentive of the Named Executive Officers, other than the President and CEO. The following table highlights the Bank's performance against the fiscal 2009 target ranges.

2009 Performance Target Ranges	Met Target	2009 Results
• Net income growth of 2-5%	✓	Net income growth of 4%
• Total revenue (teb) growth of 5-8%[1]	✓	Total revenue (teb) growth of 10%
• Loan growth of 10%	×	Loan growth of 7%

2009 Performance Target Ranges	Met Target	2009 Results
• Provision for credit losses as a percentage of average loans of 0.15-0.18%	✓	Provision for credit losses as a percentage of average loans of 0.15%
• Efficiency ratio (teb) of 46-49%[(1)(2)]	✓	Efficiency ratio of 48.2%
• Return on common shareholders' equity of 14-16%[(3)]	×	Return on common equity of 13.2%
• Return on assets of 0.90-1.05%[(4)]	×	Return on assets of 0.86%

1. Taxable equivalent basis ("teb") is used by most banks to permit uniform measurement and comparison of net interest income. An adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and, therefore, may not be comparable to similar measures presented by other banks.
2. Efficiency ratio is calculated as non-interest expenses divided by total revenues (teb).
3. Return on common shareholders' equity is calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.
4. Return on assets is calculated as annualized net income after preferred share dividends divided by average total assets.

In determining the short-term incentive for each of the other Named Executive Officers, the CGHR Committee considered each executive's contribution towards the Bank's fiscal 2009 performance targets as set out above, the achievements of the business divisions or departments for which the executive was responsible as well as the overall leadership demonstrated by the executive. The following outlines the factors considered by the CGHR Committee in determining to award the maximum annual short-term incentive to each of the other Named Executive Officers for fiscal 2009.

Tracey C. Ball, Executive Vice President and Chief Financial Officer

During the ongoing market turmoil in fiscal 2009, Ms. Ball played a leadership role with respect to both the Bank's strategy as well as shareholder and analyst communication. She was instrumental in structuring and implementing the Bank's concurrent private placement and public offerings of preferred units, which closed near the height of market uncertainty in March 2009. Ms. Ball also oversaw the selection and implementation of a new general ledger system for the Bank, which was implemented, on time and on budget, on November 1, 2009. Ms. Ball also assumed oversight of regulatory compliance during fiscal 2009 and oversaw the implementation of the Bank's dividend reinvestment plan.

William J. Addington, Executive Vice President

During fiscal 2009, Mr. Addington oversaw the successful acquisition of a 72.5% interest in, and the subsequent integration of, Adroit Investment Management Ltd., which supported the Bank's strategic goal of increasing fee-based income. He also evaluated numerous strategic opportunities against the Bank's strategic focus and priorities, and reviewed several leasing and mortgage portfolio acquisitions. Under Mr. Addington's leadership, the Bank's corporate loan portfolio increased in both size and profitability during the year.

Randell W. Garvey, Executive Vice President

Under Mr. Garvey's leadership, the Treasury department positioned the Bank's investment portfolio to generate realized gains while maintaining portfolio yield. He also oversaw initiatives to reduce liquidity risk, including adding broker deposits, reducing the Bank's reliance on wholesale deposits and launching Canadian Direct Financial as a new deposit-gathering channel. During fiscal 2009, Mr. Garvey focused on reducing operational risk by enhancing and testing the Bank's ability to respond to a business continuity or pandemic event. Investments were also made in the Bank's information technology infrastructure, including the commencement of a loan origination system.

Brian J. Young, Executive Vice President, CWB and President and CEO, CDI

During fiscal 2009, under difficult market conditions, Mr. Young was instrumental in leading CDI to record performance, achieving 9% growth in written premium and net income while maintaining a 98% claims customer satisfaction ratio. Under Mr. Young's leadership, CDI continued the development and successful rollout of both CDI's internet and broker strategies as well as the successful implementation of CDI's claims imaging system. Mr. Young oversaw the expansion in Toronto of the trust services businesses of both CWT and Valiant and helped guide CWT's growth as it surpassed $5 billion in assets under administration during 2009.

STOCK PERFORMANCE GRAPH



Five-Year Total Shareholder Return on $100 Investment
(assuming reinvestment of dividends)
400
300
200
100
0

	2004	2005	2006	2007	2008	2009
CWB	100	150	182	268	164	196
S&P/TSX Financials Index (Total Return)	100	116	140	161	115	131
S&P/TSX Composite Index (Total Return)	100	119	145	176	121	140

The above graph shows the cumulative return over five years of $100 invested in common shares of CWB as at October 31, 2004 compared to the cumulative return of $100 invested in the S&P/TSX Composite Index and in the S&P/TSX Financials Index over the same period.

As previously noted, the CGHR Committee considers a number of factors and performance elements when determining compensation for its senior executives. Although total shareholder return is reviewed, it is not the only factor considered by the CGHR Committee. As a result, the Bank does not anticipate a direct correlation between total shareholder return and executive compensation levels.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the aggregate compensation paid or payable by the Bank to the President and Chief Executive Officer (CEO), the Executive Vice President and Chief Financial Officer (CFO) and to the next three most highly compensated executive officers of the Bank whose total compensation, excluding pension, received (or to be received) in respect of the fiscal year ended October 31, 2009 was greater than $150,000.

Name and Principal Position	Year	Salary[1] ($)	Share-Based Awards[2] ($)	Option-Based Awards[3] ($)	Non-Equity Incentive Plan Compensation Annual Incentive Plans ($)	Pension Value ($)	All Other Compensation[4] ($)	Total Compensation ($)
L. (Larry) M. Pollock President and CEO	2009	550,000	-	199,291	687,500	-	1,024,856[5]	2,461,647
Tracey C. Ball, FCA Executive Vice President and Chief Financial Officer	2009	292,875	96,003	106,398	255,000	-	36,610[6]	786,886
William J. Addington, FCMA Executive Vice President	2009	255,517	83,198	101,208	195,000	-	33,028[7]	667,951
Randell W. Garvey, CFA, FCMA Executive Vice President	2009	254,292	83,198	101,208	195,000	-	32,870[6]	666,568
Brian J. Young Executive Vice President, CWB and President and CEO, CDI	2009	247,400	80,005	98,612	187,500	85,000	13,401[8]	711,918

1. Salary increases for executive management (other than the President and CEO) were effective January 1, 2009.
2. Share-based awards are comprised of RSUs. The grant price of each RSU is the weighted average price of a Bank common share on the four trading days preceding the date on which the RSU was granted plus the day of the grant. RSUs, each valued at $16.893, were awarded to the Named Executive Officers, other than the CEO, on June 15, 2009.
3. On December 12, 2008, the Bank granted the Named Executive Officers 154,375 options valued at $1.9027 per option. On June 15, 2009, the Bank granted the Named Executive Officers a further 60,300 options valued at $5.1905 per option. All options are valued using the binomial option pricing method. The inputs used to calculate the value of the options granted December 12, 2008 and June 15, 2009 were as follows:

	December 12, 2008	June 15, 2009
Exercise Price	$11.758	$16.893
Expected Life	4 Years	4 Years
Stock Price Volatility	34.9%	43.2%
Dividend Yield	4.0%	2.5%
Risk-Free Interest Rate	2.1%	2.5%

The four-year estimated expected life is based on the historical exercise pattern of options granted in the past. The risk-free rate is the zero coupon Government of Canada Yield Curve on the option grant date.

4. Does not include perquisites or other personal benefits as they do not exceed the lesser of $50,000 or 10% of the total salary for any of the Named Executive Officers.
5. "All Other Compensation" includes a payment to Mr. Pollock in the amount of $922,970 to extinguish the Bank's future obligation to pay a retiring allowance, the payment of 15% of salary in lieu of a contribution to Mr. Pollock's pension plan and the Bank's contribution to the Employee Share Purchase Plan (ESPP).
6. "All Other Compensation" includes the Bank's contribution to the ESPP and Group RRSP, and dividends earned on granted RSUs.
7. "All Other Compensation" includes the Bank's contribution to the ESPP and Group RRSP, dividends earned on granted RSUs, and the taxable benefit on an employee mortgage loan.
8. "All Other Compensation" includes the Bank's contribution to the ESPP and dividends earned on granted RSUs.

Incentive Plan Awards

The following table shows all option-based and share-based awards held by Named Executive Officers that were outstanding as of October 31, 2009.

	Option-Based Awards				Share-Based Awards	
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options[1] ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested[2] ($)
L. (Larry) M. Pollock President and CEO	28,000	13.779	May 31, 2010	212,828	-	-
	60,000	16.380	August 30, 2010	300,000		
	40,000	21.459	April 30, 2011	-		
	24,000	21.459	May 30, 2011	-		
	40,000	21.459	April 30, 2012	-		
	60,000	21.459	April 30, 2013	-		
	80,000	21.459	July 1, 2013	-		
	100,000	21.459	July 1, 2013	-		
	20,290	21.445	September 11, 2013	-		
	94,375	11.758	December 11, 2013	908,076		
	3,800	16.893	June 14, 2014	17,051		
Tracey C. Ball Executive Vice President and Chief Financial Officer	18,000	13.779	May 31, 2010	136,818	5,683	122,753
	20,000	16.380	August 30, 2010	100,000		
	16,000	21.459	May 30, 2011	-		
	15,000	11.758	December 11, 2013	144,330		
	15,000	16.893	June 14, 2014	67,305		
William J. Addington Executive Vice President	18,000	13.779	May 31, 2010	136,818	4,925	106,380
	20,000	16.380	August 30, 2010	100,000		
	16,000	21.459	May 30, 2011	-		
	15,000	11.758	December 11, 2013	144,330		
	14,000	16.893	June 14, 2014	62,818		
Randell W. Garvey Executive Vice President	16,000	17.583	October 31, 2010	60,752	4,925	106,380
	14,000	21.459	May 30, 2011	-		
	15,000	11.758	December 11, 2013	144,330		
	14,000	16.893	June 14, 2014	62,818		
Brian J. Young Executive Vice President, CWB and President and CEO, CDI	18,000	13.779	May 31, 2010	136,818	4,736	102,298
	18,000	16.380	August 30, 2010	90,000		
	14,000	21.459	May 30, 2011	-		
	15,000	11.758	December 11, 2013	144,330		
	13,500	16.893	June 14, 2014	60,575		

1. The market value of unexercised in-the-money options is calculated based on the difference between $21.38, the closing price of a Bank common share on October 30, 2009, and the exercise price of the option.
2. The market value of share-based awards that have not vested is calculated by multiplying the number of RSUs granted to the Named Executive Officers by the October 30, 2009 common share closing price of $21.38. RSUs also pay dividends as if they were common shares. Holders of RSUs are entitled to receive this dividend entitlement when RSUs vest. Accordingly, the final figures in the table include dividends earned up to October 31, 2009 on granted RSUs. No assumption is made for future dividends.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table shows the value of equity-based awards that vested and non-equity incentive plan compensation earned by Named Executive Officers for the year ending October 31, 2009.

Name	Option-Based Awards Value Vested During the Year ($)[1]	Share-Based Awards Value Vested During the Year ($)[2]	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
L. (Larry) M. Pollock President and CEO	-	-	687,500
Tracey C. Ball Executive Vice President and Chief Financial Officer	-	-	255,000
William J. Addington Executive Vice President	-	-	195,000
Randell W. Garvey Executive Vice President	13,712	-	195,000
Brian J. Young Executive Vice President, CWB and President and CEO, CDI	-	-	187,500

1. These amounts represent the pre-tax value the Named Executive Officers would have received had they exercised options that vested during fiscal 2009 on the date the options vested. The value of a vested option is calculated as the difference between the closing price on the vesting date and the grant price of that option. Options that vested on dates where the closing price of a common share of the Bank was less than the option exercise price have been assigned a value of zero.
2. The Bank's share-based awards consist of RSUs. No RSUs vested in fiscal 2009.

PENSION PLAN BENEFITS

The following sets out the estimated annual pension for Mr. Pollock and Mr. Young. The other Named Executive Officers do not participate in a defined benefit or defined contribution pension arrangement.

Pension Plan for President and CEO, Canadian Western Bank

The Bank has established an individual pension plan for Mr. Pollock, the President and CEO of the Bank. The plan provides benefits on a defined benefit basis for service prior to January 1, 1996 and on a defined contribution basis for service after December 31, 1995. Mr. Pollock is not required to contribute to the pension plan. The defined benefit plan provides a benefit of 2% of the three-year final average base salary for each year of credited service, subject to the *Income Tax Act* (Canada) maximum of $2,444 for each year of credited service. This maximum is scheduled to increase each year with Canadian wage inflation. The benefit is payable for Mr. Pollock's lifetime with 66.67% continuation to his spouse following his death. The normal retirement age is age 65. Retirement prior to age 65 is subject to a reduction in pension on an actuarial equivalent basis.

The funded ratio of the defined benefit plan was 150% as of December 31, 2007, the date of the last actuarial valuation report.

The Bank is required to contribute each year to the defined contribution plan an amount equal to one-half of the *Income Tax Act* (Canada) maximum defined benefit limit described above. However, as required by the Canada Revenue Agency, the Bank is using the surplus under the defined benefit provision to fund the defined contribution requirement. Further, as Mr. Pollock is entitled to all plan assets under the individual pension plan, any surplus will accrue to him. Accordingly, the entire plan is deemed to be a defined contribution plan and the value of the individual pension plan obligation is equal to the value of plan assets. At October 31, 2009, the value of the plan assets was $1,445,000.

Defined Contribution Plan Table

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-Compensatory ($)	Accumulated Value at Year End ($)
L. (Larry) M. Pollock President and CEO	1,320,000	-	125,000	1,445,000

Pension Plan for President and CEO, Canadian Direct Insurance Incorporated

CDI has established a defined benefit pension program for Mr. Young, the President and CEO of CDI, who is also an Executive Vice President of the Bank. The pension program consists of a registered pension plan, which provides benefits up to the *Income Tax Act* (Canada) maximums, and a non-registered unfunded supplemental arrangement, which provides benefits in excess of the *Income Tax Act* (Canada) maximums. The pension formula for the combined plans provides a benefit of 1.8% of the three-year final average Year's Maximum Pensionable Earnings (YMPE) and 2.5% of the three-year final average base salary in excess of the three-year final average YMPE for each year of credited service. The pension program represents a continuation of Mr. Young's pension arrangement in place prior to the acquisition of CDI. The combination of the pension from the CDI plan and the fixed pension earned prior to the acquisition will be equivalent to the pension payable had the acquisition not taken place. The pension is payable for Mr. Young's lifetime with a guarantee of 120 monthly payments. The normal retirement age is age 60. Mr. Young is required to contribute 3% of base salary to the pension plan each year. Retirement prior to age 60 is subject to a 3% per year reduction for each year the actual retirement age precedes age 60.

The following table sets out information for Mr. Young regarding his annual pension benefit.

Defined Benefit Plan Table

Name	Number of Years Credited Service (#)	Annual Benefits Payable[1] ($)		Accrued Obligation at Start of Year[2] ($)	Compensatory Change[3] ($)	Non-Compensatory Change[4] ($)	Accrued Obligation at Year End[2] ($)
		At Year End	At Age 65				
Brian J. Young Executive Vice President, CWB and President and CEO, CDI	5.5	46,439	84,257	396,000	85,000	117,000	598,000

1. Based on three-year final average base salary and three-year final average YMPE at October 31, 2009.
2. The accrued obligation is the value of the projected pension benefit earned for service earned to that date. It is determined in accordance with generally accepted accounting principles and is dependent on the actuarial assumptions used for the year. The significant actuarial assumptions used to determine the accrued obligation as of October 31, 2009 include a discount rate of 5.75% (7.25% as of October 31, 2008), salary increases of 4.0% and retirement at age 60. The actuarial method is the projected unit credit method pro-rata on service. The assumptions and method are not identical to those used by other companies and, as a result, may not be directly comparable across companies. These amounts may change over time due to factors such as changes in assumptions and salary levels.
3. Includes current year service cost net of employee contributions and changes due to actual salary differing from assumed levels.
4. Includes actual employee contributions, interest on the beginning of year accrued obligation, and impact of any changes in actuarial assumptions.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table summarizes the estimated incremental payments that would be received by each Named Executive Officer in each circumstance where the Named Executive Officer ceases to be employed by CWB. The amounts shown in the table below are calculated based on positions as at October 31, 2009 and therefore do not include compensation changes or options or RSUs granted subsequent to the 2009 year end. The assumptions underlying the calculations in the following tables include:

- For the calculation of the cash severance benefit, the base salary level of the executive as at October 31, 2008 and 2009 was used, as well as the annual incentive amounts earned for the 2008 and 2009 fiscal years.
- Amounts received upon acceleration of the option and RSU awards vesting dates are based on the October 30, 2009 closing price of $21.38 per common share. For options, the value is calculated based on the difference between $21.38 and the exercise price of the option multiplied by the number of qualifying options. For RSUs, the value is calculated by multiplying the number of RSUs by $21.38.

For the specifics under the cash severance benefit for Mr. Pollock and Mr. Young, refer to the employment contracts and change of control arrangements narrative that follows the table.

The actual amount that the Named Executive Officers could receive in the future as a result of a termination of employment could differ materially from the amounts set forth below as a result of, among other things, changes in the Bank's share price, changes in their base salaries, the timing of the termination event, changes in the bonus amounts, and the vesting and grants of additional equity awards.

Name	Termination for Cause ($)	Termination other than for Cause ($)	Change of Control ($)	Retirement ($)	Resignation ($)	Death ($)
L. (Larry) M. Pollock President and CEO						
Cash Severance	-	2,572,090	2,572,090	-	-	-
Accelerated RSU Vesting	-	-	-	-	-	-
Accelerated Option Vesting[(1)]	-	-	925,127	-	-	925,127
Continuation of Employee Benefits[(2)]	-	5,883	5,883	14,708	-	-
Total	-	2,577,973	3,503,100	14,708	-	925,127
Tracey C. Ball Executive Vice President and Chief Financial Officer						
Cash Severance	-	-	-	-	-	-
Accelerated RSU Vesting[(3)]	-	-	-	122,753	-	122,753
Accelerated Option Vesting[(1)]	-	-	211,635	-	-	211,635
Continuation of Employee Benefits	-	-	-	-	-	-
Total	-	-	211,635	122,753	-	334,388
William J. Addington Executive Vice President						
Cash Severance	-	-	-	-	-	-
Accelerated RSU Vesting[(3)]	-	-	-	106,380	-	106,380
Accelerated Option Vesting[(1)]	-	-	207,148	-	-	207,148
Continuation of Employee Benefits	-	-	-	-	-	-
Total	-	-	207,148	106,380	-	313,528

Name	Termination for Cause ($)	Termination other than for Cause ($)	Change of Control ($)	Retirement ($)	Resignation ($)	Death ($)
Randell W. Garvey Executive Vice President						
Cash Severance	-	-	-	-	-	-
Accelerated RSU Vesting(3)	-	-	-	-	-	106,380
Accelerated Option Vesting(1)	-	-	207,148	-	-	207,148
Continuation of Employee Benefits	-	-	-	-	-	-
Total	-	-	207,148	-	-	313,528
Brian J. Young Executive Vice President, CWB and President and CEO, CDI						
Cash Severance	-	835,979	835,979	-	-	-
Accelerated RSU Vesting(3)	-	-	-	102,298	-	102,298
Accelerated Option Vesting(1)	-	204,905	204,905	-	-	204,905
Continuation of Employee Benefits	-	-	-	-	-	-
Total	-	1,040,884	1,040,884	102,298	-	307,203

1. Each employee is entitled to exercise options which have vested as of the employee's date of termination (with or without cause) or date of resignation. All outstanding options vest in the event of the employee's death or upon a change of control of the Bank and, if the employee is eligible to retire, the employee is entitled to exercise all options which have vested or which will vest within two years of the date of retirement. The amount represents the incremental value of options that would vest on the happening of the triggering event (but does not include the value of options that were vested as of October 31, 2009). This amount is calculated as the number of options that immediately vest on the triggering event pursuant to the terms of the Share Incentive Plan times the difference between the closing price of a common share of the Bank on October 30, 2009 and the applicable grant exercise price. As of October 31, 2009, Mr. Garvey did not qualify for retirement under the terms of the Share Incentive Plan.
2. Mr. Pollock's employment agreement prior to November 1, 2009 provided that the Bank would continue to pay for health benefits and life insurance in an amount of $100,000 for five years if he retires and two years in the event of termination without cause.
3. Early vesting of RSUs in the event of a change in control is in the discretion of the Corporate Governance & Human Resources Committee. If an officer ceases to be an employee before the RSU's vesting date by reason of death or retirement, if the employee is eligible to retire, the RSUs shall vest as if such person was an employee on the vesting date. Accordingly, it is assumed that the value of one common share on each vesting date is equal to $21.38, the closing price of one common share on October 30, 2009. No assumptions are made for future dividends which may accrue to RSUs until vesting. As of October 31, 2009, Mr. Garvey did not qualify for retirement under the terms of the RSU Plan.

President and CEO of Canadian Western Bank

During fiscal 2009, the President and CEO of the Bank had an employment agreement with the Bank, which provided that, if the CEO's employment was terminated without cause, or if the Bank was sold, merged or liquidated, or if its normal operations were changed in such a manner as to eliminate the CEO or the position, then the Bank would pay the CEO a termination and compensation settlement equal to twice the product obtained by averaging the two most recent full years of total compensation immediately prior to termination while employed with the Bank, unless he accepted a position with another employer prior to payment of the settlement. Total compensation included all bonuses and benefits, but excluded any options granted to the CEO.

Mr. Pollock's employment agreement was amended effective November 1, 2009. The amended agreement provides that, if Mr. Pollock's employment is terminated, without cause or notice, or if the Bank's normal operations are changed as a result of a sale, merger or liquidation, in such a manner as to eliminate substantively the position of CEO, then the Bank will pay the CEO a settlement amount equal to the lesser of two times the average of the two most recent full year's base salary and bonus immediately prior to termination and the value of the employment contract to the end of its term.

President and CEO of Canadian Direct Insurance Incorporated

The President and CEO of CDI has an employment agreement with CDI that provides that, if his employment is terminated without cause, CDI is sold, merged or liquidated or CDI's normal operations are changed in such a manner as to eliminate substantively his position, then CDI will pay the President and CEO a termination and compensation settlement, unless he decides to remain with CDI or he accepts a senior position with any company prior to payment of the settlement. The dollar value of such settlement shall be determined by averaging the two most recent full years of total compensation and multiplying that average by 22/12. Total compensation includes bonuses and all benefits, but excludes any options granted to Mr. Young.

DIRECTOR COMPENSATION

Directors are compensated for their services as directors through a combination of annual retainers and meeting attendance fees. Twelve directors of the Bank, who also served as directors of CWT and Valiant, were elected by the shareholders in March 2009. Mr. Pollock, who is an executive officer of the Bank, does not receive any fees for serving as a director of the Bank, CWT and Valiant. There were nine directors of CDI during the 2009 fiscal year, of which seven are also directors of the Bank. Neither Mr. Pollock nor Mr. Young, who are executive officers of the Bank, receive fees for serving as a director of CDI. Directors are reimbursed for travel and other expenses when they attend meetings or conduct business on behalf of the Bank or its subsidiaries.

Annual retainers and meeting attendance fees were paid to the non-management directors on the following basis during the year ended October 31, 2009.

Retainers and Fees	CWB (excluding CDI)[1] ($)	CDI ($)
Chairman of the Board Retainer (per year)	40,000	10,000
Annual Retainer (per year)	40,000	20,000
Audit Committee Chair Retainer (per year)	15,000	7,500
Committee Chair Retainer (other than Audit) (per year)	7,500	N/A
Board Attendance Fee (per meeting)	1,500	1,500
Committee Attendance Fee (other than Audit) (per meeting)	1,500	N/A
Audit Committee Attendance Fee (per meeting)	3,000	N/A
Audit Committee Member Retainer (per year)	8,000	N/A
Committee Member Retainer (other than Audit) (per year)	4,000	N/A

1. CWB, CWT and Valiant meetings are held concurrently and the retainers and attendance fees are allocated between these entities.

If the amendment to By-law 2 to increase the aggregate limit that may be paid to directors as remuneration is passed at the shareholders meeting, the annual retainer for a director will be increased to $80,000, one half of which will be paid in deferred share units and one half of which will be paid in cash or deferred share units in such proportion as each director may elect. The $40,000 Non-executive Chairman Retainer would also be paid in cash or deferred share units in such proportion as the Chairman may elect.

The following table shows the amounts, before withholdings, earned by the non-management directors who served as directors of CWB, CWT, and Valiant during the year ended October 31, 2009.

Name	Fees Earned[1]						Total Director Compensation ($)
	Board Retainer ($)	Non-Executive Chairman Retainer ($)	Committee Chair Retainer ($)	Committee Member Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	
Charles R. Allard[2]	40,000	-	-	8,000	7,500	19,500	75,000
Albrecht W.A. Bellstedt	40,000	-	7,500	8,000	10,500	34,500	100,500
Jack C. Donald	40,000	40,000	7,500	4,000	6,000	37,500	135,000
Allan W. Jackson	40,000	-	7,500	8,000	10,500	43,500	109,500
Wendy A. Leaney	40,000	-	-	12,000	9,000	39,000	100,000
Robert A. Manning	40,000	-	15,000	4,000	10,500	22,500	92,000
Gerald A.B. McGavin	40,000	-	-	12,000	10,500	43,500	106,000
Howard E. Pechet	40,000	-	-	8,000	10,500	37,500	96,000
Robert L. Phillips	40,000	-	-	12,000	10,500	22,500	85,000
Raymond J. Protti[3]	40,000	-	-	8,000	4,500	24,000	76,500
Alan M. Rowe	40,000	-	-	12,000	10,500	33,000	95,500
Arnold J. Shell	40,000	-	-	8,000	10,500	12,000	70,500

1. Fees are the only form of compensation paid to directors.
2. Mr. Allard resigned from the Board of Directors effective June 18, 2009.
3. Mr. Protti was appointed to the Board of Directors, the Corporate Governance & Human Resources Committee and the Loans Committee on March 5, 2009.

The aggregate amount that may be paid by the Bank each financial year to its directors is $900,000. The aggregate amount that may be paid by CWT, Valiant and CDI each financial year to their directors is $400,000, $200,000 and $250,000, respectively. In the fiscal year ended October 31, 2009, the non-management directors earned a total of $764,916 from the Bank, $321,780 from CWT and $54,804 from Valiant for total fees and retainers of $1,141,500. Non-management directors of CDI earned a total of $203,250. Non-management directors of CWB who also serve as directors of CDI earned the following amounts: Mr. Donald ($26,000), Mr. Manning ($26,000), Mr. McGavin ($33,500), Mr. Phillips ($36,000), Mr. Protti ($28,500) and Mr. Shell ($26,000).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table lists the number of securities to be issued upon the exercise of outstanding options, the weighted average exercise price of the outstanding options and the number of securities remaining for future issuance under equity compensation plans as at October 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders	4,394,605	18.654	1,453,865
Equity compensation plans not approved by shareholders	-	-	-
Total	4,394,605	18.654	1,453,865

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors are or were during the course of the financial year indebted to the Bank for any purpose. No executive officers are, or have been during the course of the financial year, indebted to the Bank with respect to indebtedness entered into in connection with a purchase of securities of the Bank or any of its subsidiaries. There is no indebtedness to any subsidiaries of the Bank, and neither the Bank nor any of its subsidiaries has issued any guarantees, support agreements, letters of credit or other similar arrangements to another entity in connection with indebtedness to that entity by any officer, director or employee or former officer, director or employee of the Bank or any of its subsidiaries.

The table below shows the aggregate indebtedness to the Bank of all executive officers, directors, employees and former executive officers, directors and employees of the Bank and its subsidiaries as at December 31, 2009. This amount excludes routine indebtedness as defined under Canadian securities laws, except for indebtedness in the form of residential mortgages to officers, directors and employees, which is included.

Aggregate Indebtedness

AGGREGATE INDEBTEDNESS ($)		
Purpose	**To the Bank or its Subsidiaries as at December 31, 2009**	**To Another Entity as at December 31, 2009**
Share purchases	-	-
Other	96,865,902[1]	-

1. $58,306,624 of which represents indebtedness in the form of residential mortgages.

Non-Routine Indebtedness of Directors and Executive Officers[1][2]

The table below shows the aggregate non-routine indebtedness of directors and executive officers of the Bank and their associates.

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During 2009 Financial Year ($)	Amount Outstanding as at December 31, 2009 ($)
Tracey Ball Executive Vice President and Chief Financial Officer	Lender	652,500	697,965[3]
Dennis Crough Vice President, Credit Risk Management	Lender	186,732	178,911[4]
Randell Garvey Executive Vice President	Lender	447,861	409,358[3]
Richard Gilpin Senior Vice President, Credit Risk Management	Lender	310,440	327,824[3]
Ricki Golick Senior Vice President and Treasurer	Lender	227,263	210,240[3]
Carolyn Graham Vice President and Chief Accountant	Lender	196,204	184,218[4]
Darrell Jones Senior Vice President and Chief Information Officer	Lender	372,265	374,855[3]
Greg Sprung Senior Vice President and Regional General Manager	Lender	166,435	73,770[5]

1. Routine indebtedness is defined to include (i) loans of $50,000 or less to directors, or executive officers, that are made on terms no more favourable than the terms on which loans are made to employees generally; (ii) loans to directors and executive officers who are full-time employees, if these loans are fully secured by their residence and do not exceed their annual salary; and (iii) loans to directors or proposed nominees for election as a director if made on the same terms as available to other customers and involve no more than usual risks.
2. "Executive Officer" means: a chair, vice-chair, president, a vice president in charge of a principal business unit, division or function (including sales, finance or production), an officer of CWB or any of its subsidiaries who performed a policy-making function in respect of CWB, or any other individual who performed a policy-making function in respect of CWB.
3. Represents a Western Choice Home Equity Plan (WCHEP) securing a fixed term mortgage and/or a personal line of credit (LOC) on an interest only basis. Such loans are granted according to the standards applicable to customers, except for the interest rate, which is at the rate posted for the Bank's customers less 3%, to a minimum of 3% on the mortgage, and at the government prescribed rate (GPR) to a minimum of 2% for the LOC. The employee borrowing rate was 3% from November 1, 2008 to December 31, 2008, and 2% from January 1, 2009 to October 31, 2009.
4. Represents a mortgage on the borrower's main residence. Such loan is granted according to the standards applicable to customers, except for the interest rate, which is at the rate posted for the Bank's customers less 3%, to a minimum of 3%.
5. Represents a LOC or demand loan at the GPR.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Bank has purchased, at its expense, group liability insurance in the amount of $80 million for its protection and for the protection of its directors and officers. The Bank paid a total premium of $408,115 relating to the policy covering the year ended October 31, 2009. There is a deductible of $50,000 for each Bank loss but no deductible applicable to a loss relating to only one officer or director or to the aggregate of all officers and directors.

PART IV – CORPORATE GOVERNANCE

INTRODUCTION

Sound and effective corporate governance has always been a priority for the Bank. The Board of Directors and management of the Bank are committed to govern and maintain the Bank's operations effectively and efficiently within its regulatory environment. Corporate governance policies are reviewed regularly for improvement and are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value. The Corporate Governance & Human Resources Committee provides direction, monitors compliance and makes recommendations to the Board to enhance corporate performance and promote ongoing improvement in Board effectiveness.

The Board believes that it is important for shareholders to be able to discuss with the Board governance issues of importance to them. Shareholders who wish to express their views on any governance matter may send their comments to chairman@cwbank.com.

THE BOARD OF DIRECTORS

Independence

The Board has reviewed the status of each of its directors to determine whether such director is "independent" as defined in National Instrument 58-101 *Disclosure of Corporate Governance Practices* (NI58-101) and "affiliated" as defined by the affiliation regulations set forth in the Bank Act. The review included the completion of self-assessment questionnaires by each of the directors and a review of the responses by the Conduct Review Committee. As a result of this review and after consideration of all business, charitable and family relationships among the directors and the Bank, the Board has determined that all of the directors, except Mr. Pollock, (or 92% of the Board) are both independent and not affiliated with the Bank. Mr. Pollock is not independent and is affiliated with the Bank as a result of his position as President and CEO of the Bank. It is a requirement under the Bank Act that the CEO be a director of the Bank.

Other Directorships

The names of all other reporting issuers on which each director of the Bank serves as a director is set out in this Circular under the heading "Election of Directors" on page 5.

Board Meetings

The Board held five regular meetings and two special meetings during fiscal 2009. One of the regular meetings in fiscal 2009 was dedicated to strategy. At every Board meeting, a session was held without any management, including the CEO, present.

Chairman

Mr. Jack Donald is the Chairman of the Board. Mr. Donald is an independent director as defined in NI58-101. As Chairman of the Board, his responsibilities include ensuring that the Board functions effectively and independently of management and that it meets its obligations and responsibilities as set out in its mandate. Mr. Donald will not be seeking re-election as he has reached the maximum age for re-election as a director.

If elected as a director at the annual and special meeting of shareholders on March 4, 2010, Mr. Allan Jackson will become the Chairman of the Board. Mr. Jackson is an independent director as defined in NI58-101.

Attendance Record

Directors are expected to attend the annual meeting as well as Board meetings and meetings of committees on which they serve. During the period from November 1, 2008 to October 31, 2009, the Board of Directors held seven meetings, the Conduct Review Committee held two meetings, the Audit Committee held four meetings, the Corporate Governance & Human Resources Committee held seven meetings and the Loans Committee held 23 meetings. In all, there were seven Board meetings and 36 committee meetings.

A summary of the record of attendance of directors at each meeting of directors and at each committee meeting held during the year ended October 31, 2009 is set out in this Circular under the heading "Election of Directors" on page 5.

BOARD MANDATE

The Board's Mandate sets out the Board's purpose, organization, duties and responsibilities. A copy of the Mandate is attached hereto as Schedule A.

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chairman of the Board and for the Chair of Board Committees. The Board has also developed a written position description for the CEO.

ORIENTATION AND CONTINUING EDUCATION

The Bank provides a two and a half day orientation for new Board members where the director has the opportunity to meet with senior management. All directors are also provided with a Directors' Manual, which includes a copy of all Board and committee mandates and policies, the Bank's By-laws and other reference material.

Directors are kept informed as to matters impacting, or which may impact, the Bank's operations through reports and presentations at the quarterly Board meetings. Special presentations on specific business operations are also provided to the Board. In 2009, presentations were made to the Board on International Financial Reporting Standards and the Bank's information technology strategy.

ETHICAL BUSINESS CONDUCT

Code of Conduct

The Bank has a written code of conduct for its directors and a written code of conduct for its officers and employees. A copy of both these codes may be found on the Bank's website at www.cwbankgroup.com. The Board monitors compliance with the codes by requiring each director, officer and employee to annually sign a certificate confirming his/her compliance with the applicable code. To the knowledge of the Board, there have been no departures from the code during fiscal 2009 that would have required the filing of a material change report.

Related Party Transactions

In the event a director or executive officer has a material interest in any transaction or agreement considered by the Board, or any committee of the Board, such interest must be declared and recorded in the minutes of the meeting, and the director or executive officer must vacate the meeting while the transaction or agreement is being discussed. The responsibilities of the Conduct Review Committee include establishing procedures to ensure disclosure and review of related party transactions in accordance with the requirements under the Bank Act. These procedures include obtaining an annual certificate from each director and officer of the Bank, which certificate discloses all related parties of the director or officer and any related party transactions with the Bank.

Culture of Ethical Business Conduct

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The codes of conduct address many areas of business conduct. A whistleblower procedure for the Bank has been established through which complaints or concerns regarding questionable audit or accounting matters may be made.

The Bank has adopted a corporate disclosure policy which is reviewed annually. Quarterly and annual financial documents are reviewed by an internal Disclosure Committee prior to being recommended for Board approval and CEO/CFO certification of annual and interim filings. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer. The Bank's quarterly earnings conference calls with analysts and institutional investors are broadcast live, via the Internet, and archived on the Bank's website for 60 days. The calls are also accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public. The Bank also includes all significant disclosure documents on its website at www.cwbankgroup.com.

The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.

NOMINATION OF DIRECTORS

Nominating Committee

The Corporate Governance & Human Resources Committee has responsibility for identifying new candidates for Board nomination. As of the date of this Circular, this committee is comprised of eight directors, all of whom are independent. The mandate of this committee in respect of nomination and Board assessment matters specifically sets out the following duties and responsibilities:

- identify and recommend to the Board qualified candidates to be considered for Board membership;
- review, monitor, and make recommendations regarding new director orientation and the ongoing development of existing Board members;

- evaluate at least once every two years, on alternate years, Board effectiveness and individual director effectiveness, as well as membership, selection criteria, composition and size and make recommendations to the Board for changes;
- review at least annually the fees and other benefits paid to directors and make recommendations to the Board for changes; and
- make recommendations to the Board regarding revisions to the Board of Directors' Manual.

New Candidates

The Corporate Governance & Human Resources Committee annually reviews both the size and composition of the Board in accordance with the Bank's policy. In fiscal 2009, the Board was comprised of 13 directors until June 18, 2009 and 12 directors thereafter. The Board size was considered large enough to permit a diversity of views and to staff the committees, without being so large as to detract from its efficiency and effectiveness. In considering new nominees for the Board, the Committee assesses the skills, expertise and experience of the incumbent directors in order to determine the skills, expertise and experience it should seek in new Board members to add value to the Board. The Committee has developed a written matrix to assist in its analysis. As each director is expected to participate on one or more of the Board's four committees, expertise and experience related to a particular committee may be considered by the Committee. The Committee also considers such matters as a candidate's integrity, independence and residency. The Committee then assesses each potential nominee against the criteria developed by the Committee.

Director Election

The Board of the Bank believes that each of its members should carry the confidence and support of its shareholders. To this end, the form of proxy for the vote at the shareholders' meeting enables shareholders to vote in favour of, or to withhold from voting, separately for each nominee. At the meeting, the chair will call for a vote by ballot and the scrutineers will record with respect to each nominee the number of shares in his or her favour and the number of shares withheld from voting. If, with respect to any particular nominee, the number of shares withheld exceeds the number of shares voted in favour of the nominee, then for purposes of the Bank's policy, the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law.

A person elected as a director who is considered under this test not to have the confidence of shareholders is expected to immediately submit to the Board his or her resignation. The Corporate Governance & Human Resources Committee will promptly consider the director's offer to resign and make a recommendation to the Board whether to accept it. In making its recommendation, the Committee will consider the cause of the withheld votes, the skills and attributes of the director and the overall composition of the Board and whether accepting the resignation would cause the Bank to fail to meet a regulatory requirement. Any director who tenders his or her resignation will not participate in the deliberations unless the remaining directors do not constitute a quorum, in which case all directors may participate in the deliberations. Within 90 days of receiving the final voting results, the Board will issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. If the resignation is accepted, subject to any corporate law restrictions, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders, or it may call a special meeting of shareholders at which there will be presented one or more director nominees to fill the vacant position or positions.

This policy does not apply to a contested election where the number of nominees exceeds the number of directors to be elected. Nominees for election to the Board must agree to the policy before their names are put forward. In the event any director fails to tender his or her resignation in accordance with the policy, the Board will not re-nominate the director.

COMPENSATION

Compensation Committee

The Corporate Governance & Human Resources Committee has responsibility for determining the compensation of the Bank's directors and executive officers. As of the date of this Circular, this committee is comprised of eight directors, all of whom are independent. The mandate of this committee in respect of compensation matters specifically sets out the following duties and responsibilities:

- review and recommend to the Board the employment and appointment of the executive officers of the Bank;
- review the position descriptions for the executive officers of the Bank and approve changes;
- establish (a) an executive compensation structure for the CEO; and (b) in conjunction with the CEO of the Bank, an executive compensation structure for all other executive officers of the Bank and CDI;
- ensure an annual performance appraisal is completed for the President and CEO and that it is reviewed with him by the Chairman of the Board;
- act as the Corporate Governance & Human Resources Committee for all subsidiaries of the Bank;
- review and approve any employment-related contract entered into between the Bank, or one of its subsidiaries, and an executive level officer (equivalent to Executive Vice President within the Bank, or higher);
- review the succession plans for the Bank and its subsidiaries, which will include all critical positions as well as all executive officers in each of the companies;
- establish, amend, monitor and, where appropriate, terminate all compensation plans and arrangements for executive officers, officers and employees of the Bank and its affiliates, including:
  - Pension and retirement programs;
  - Cash-based incentive compensation plans and other bonus arrangements; and
  - Share incentive plans and other equity-based arrangements;
- award grants of options under any share incentive plan, subject to applicable regulator and shareholder approval and award grants of RSUs; and
- review the compensation discussion and analysis and recommend approval by the Board.

Determination of Compensation

The remuneration paid to the Bank's directors and executive officers is reviewed each year by the Corporate Governance & Human Resources Committee. The level of remuneration is designed to provide a competitive level of remuneration relative to comparable positions in the marketplace. Consultants are retained no less than once every three years to assist the Board. The aggregate annual remuneration payable to all directors is set out in the Bank's By-laws. Any increase to this total amount requires shareholder approval.

Compensation Consultants

The Corporate Governance & Human Resources Committee has the responsibility and authority to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. In fiscal 2009, the Committee retained Hugessen to analyze the Bank's long-term incentive plan and make recommendations to the Committee. See "Compensation Discussion and Analysis" on page 11.

BOARD COMMITTEES

The Board has four standing committees: the Audit Committee, the Conduct Review Committee, the Corporate Governance & Human Resources Committee and the Loans Committee. The Audit Committee and Conduct Review Committee are required committees under the Bank Act. All directors currently participate in at least one standing committee.

Audit Committee

This committee is comprised of five financially literate and independent directors. A complete copy of the Audit Committee Mandate is attached as Schedule A to the Bank's Annual Information Form dated December 7, 2009, which has been filed on SEDAR at www.sedar.com.

Conduct Review Committee

This committee is comprised of three independent directors. Its written mandate is summarized as follows:

- establish procedures in order to ensure disclosure of potential transactions with specified related parties of the Bank and review those procedures and their effectiveness in ensuring that the Bank is complying with the Bank Act;
- review any such potential transactions to ensure compliance with the Bank Act, either approving or declining the transaction, as required;
- review and approve internal policies, and any amendments thereto, for credit arrangements and financial services available to employees of the Bank under the regulations concerning executive officers and associated parties;
- monitor aggregate transactions of the Bank with directors and executive officers and their interests to ensure continued compliance with the Bank Act and that excesses are brought to the Board for consideration;
- review the Bank's Conduct Policy and any other specialized standards on an annual basis to ensure relevance and completeness in regard to legislative requirements;
- monitor procedures for conflicts of interest, confidential information, disclosure of information and handling of customer complaints, and be satisfied that the procedures are being adhered to;
- ensure every employee, officer and Board member agrees to comply, in writing, with the Bank's Conduct Policy and, further, that these documents, and compliance, are acknowledged annually; and
- review the practices of the Bank to ensure that any transactions with related parties of the Bank that may have a material effect on the stability or solvency of the Bank are identified.

Corporate Governance & Human Resources Committee

This committee is comprised of eight independent directors. This committee is responsible for the identification of new directors (as described under "Nomination of Directors" above) and the determination of the compensation of the Bank's directors and executive officers (as described under "Compensation" above). In addition, this committee's written mandate includes the following:

- review corporate governance trends and best practices applicable to the Bank and make recommendations to the Board to adopt new governance policies and practices or to amend existing policies and practices; and
- review and monitor compliance with corporate governance polices and practices and report any instances of non-compliance to the Board.

Loans Committee

This committee is comprised of nine directors, eight of whom are independent. Mr. Phillips serves as an alternate member and, in such capacity, attends meetings only when required to ensure a quorum. The Chief Executive Officer, who is not independent, is a member of this committee. This committee's written mandate is summarized as follows:

- establish and approve lending limits for the Bank and the President and CEO within the limits established by the Board and review such limits at least annually;
- deal with credit applications which are in excess of the lending limit for the President and CEO but within the Committee's lending limit and which have been recommended by management of the Bank;
- deal with loans to a foreign country or which are guaranteed by a foreign country;
- make recommendations to the Board for loan proposals in excess of the lending limits established for the Committee;
- confirm at least annually that management has reviewed the Bank's Lending Policies and Guidelines to ensure that they are sound, prudent and compliant with regulatory standards, and review and approve, if acceptable, new policies and guidelines or amendments to existing policies and guidelines, as recommended by management;
- review management's proposals for allowances and loan write-offs and make recommendations for the consideration of the Audit Committee of the Board;
- review proposed changes to the policy on Director Related Loans and make recommendations to the Board;
- determine the content and frequency of management reports to the Committee and notify management of the requirement; and
- review at least quarterly the Bank's Credit Risk Management program and make recommendations to the Board for changes to the program.

ASSESSMENTS

In response to the Board's commitment of effective corporate governance, a two-pronged evaluation process has been initiated. In "even" years, the Board members assess their effectiveness as a Board. In "odd" years, a peer evaluation of each member is scheduled.

During the Board assessment, members are asked to rate items such as structure and size of the Board, the knowledge and diversity of the membership, as well as the timeliness and completeness of information received for discussion and the overall effectiveness of the decision-making process. The peer evaluation involves questions such as effectiveness in discussions and decision-making, attendance and whether the director's non-Bank activities enhance or detract from shareholder value.

Both evaluation processes are conducted in-house and require all members to complete questionnaires that are forwarded to the Chairman of the Corporate Governance & Human Resources Committee. The Chairman then compiles the results and prepares a single document that includes any comments that may have been forwarded. Anonymity of the particular submitter is maintained, with the aggregate results presented to the Corporate Governance & Human Resources Committee for discussion and recommendations as required.

PART V – OTHER INFORMATION

SHAREHOLDER PROPOSALS

There were no shareholder proposals submitted for consideration at this meeting. The final date for submitting shareholder proposals for inclusion in the Circular in connection with next year's annual meeting is October 7, 2010.

ADDITIONAL INFORMATION

Additional information relating to the Bank may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Bank's Consolidated Financial Statements and Management's Discussion and Analysis for the year ended October 31, 2009, which are both available on SEDAR at www.sedar.com and in the Bank's 2009 Annual Report.

Copies of the information referred to in this section may be obtained by writing to the Corporate Secretary, Canadian Western Bank, Suite 3000, Canadian Western Bank Place, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via the Bank's website at www.cwbankgroup.com.

DIRECTORS' APPROVAL

The Board of Directors has approved the content and sending of this Management Proxy Circular.



Gail L. Harding, Q.C.
Senior Vice President, General Counsel
and Corporate Secretary
January 5, 2010

SCHEDULE A
MANDATE OF THE BOARD OF DIRECTORS

Introduction

The Board's primary responsibility is to oversee the management of the business and to pursue the best interests of the Bank. The Board has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Bank.

Board Size and Criteria

The Board shall consist of at least seven and not more than 25 directors, a majority of whom must be resident Canadians at the time of election or appointment and no more than 15 percent may be employees of the Bank or a subsidiary of the Bank. A majority of the directors of the Board shall be independent within the meaning of Multilateral Instrument 52-110 *Audit Committees*. If a person will have reached the age of 75 years at the time of the election of the Board, he is not eligible to be nominated as a director.

Board Meetings

In order for the Board to transact business, a majority of the directors must be present and a majority of those present must be resident Canadians. The Board shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter. The Board shall have an *in camera* session at each Board meeting with only independent directors present.

Reports from Committees/Subsidiaries

Unless waived by the Board, the Chair of each of the Audit Committee, the Corporate Governance & Human Resources Committee and the Conduct Review Committee shall provide a report to the Board on material matters considered by such committee at the first Board meeting after the committee's meeting. Each board of a material subsidiary that does not have the same directors as the Board shall provide a report to the Board on material matters considered by the subsidiary board at the first Board meeting after the subsidiary's meeting.

Chairman

The Board shall appoint a Chairman of the Board who shall have responsibility to ensure that the Board discharges its duties and responsibilities. The Chairman of the Board shall be an independent director.

Outside Advisors

The Board shall have the authority to retain, at the Bank's expense, independent advisors and consultants to advise the Board as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Board may request any officer or employee of the Bank, or the Bank's internal or external auditors or legal counsel to attend a meeting of the Board or to meet with any directors of, or consultants to, the Board.

Governance

The Board of Directors has responsibility for developing the Bank's approach to governance issues although the Corporate Governance & Human Resources Committee plays a key role by recommending and reporting on governance issues, including ethical conduct, to the Board. The Board may delegate specific governance issues to other committees of the Board. The Board is responsible for establishing the appropriate procedures to ensure that the Board, Board committees and individual directors can function independently of management.

General Duties

It is the duty of the directors of the Bank to manage, or supervise the management of, the business and affairs of the Bank. In exercising his or her duties every director shall act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. Each director shall also comply with the provisions of the Bank Act, the regulations under the Bank Act and the by-laws of the Bank. The Board may establish from time to time various committees of the Board to perform certain functions on behalf of the Board.

Statutory Responsibilities Contained in the *Bank Act*

The Board shall comply with the requirements under the *Bank Act* including, but not limited to, the following:

- establish an Audit Committee and a Conduct Review Committee to perform the duties of such committees as set out in the *Bank Act*;

- establish procedures to resolve conflicts of interest, including techniques for the identification of potential conflict situations and for restricting the use of confidential information, and designate a committee of the Board to monitor such procedures;

- establish procedures to provide disclosure of information to customers of the Bank that is required to be disclosed by the *Bank Act* and for dealing with complaints as required by the *Bank Act*, and designate a committee of the Board to monitor such procedures and satisfy itself that they are being adhered to by the Bank;

- establish investment and lending policies, standards and procedures in accordance with the *Bank Act*;

- approve the Bank's annual statement and specific returns prior to submission to the Superintendent of Financial Institutions; and

- approve, when required, related party transactions, in accordance with Part XI of the *Bank Act*; and establish policies and procedures and oversee reporting with respect to related party transactions.

Stewardship Duties and Responsibilities

The Board has responsibility for stewardship of the Bank, including the responsibility to:

- to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer (the "CEO") and other executive officers (as defined in National Instrument 51-102 *Continuous Disclosure Obligations*) and that the CEO and other executive officers create a culture of integrity throughout the organization;

- adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

- identify the principal risks of the Bank's business, and ensure the implementation of appropriate systems to manage these risks;

- oversee succession planning (including appointing, training and monitoring senior management);

- adopt a communication and disclosure policy for the Bank;

- oversee the Bank's internal control and management information systems;
- develop the Bank's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Bank; and
- review and disclose, no less than annually, measures for receiving feedback from stakeholders.

Other Duties and Responsibilities

The Board shall:

- with the assistance of the Corporate Governance & Human Resources Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Bank and approve all senior officer appointments (Vice-President and higher);
- with the assistance of the Corporate Governance & Human Resources Committee, develop a position description for the Chief Executive Officer, which together with other board approved policies and practices, should provide for a definition of the limits to management's responsibilities, and approve the objectives of the Bank to be met by the Chief Executive Officer;
- with the assistance of the Corporate Governance & Human Resources Committee, ensure the performance of the Chief Executive Officer is evaluated at least annually;
- with the assistance of the Corporate Governance & Human Resources Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than a biennial basis;
- review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operation budget, including capital expenditures;
- approve material divestures, acquisitions and financial commitments;
- with the assistance of the Audit Committee, approve the annual audited financial statements, Management's Discussion and Analysis ("MD&A"), annual information form, management information circular and other annual public documents of the Bank;
- with the assistance of the Audit Committee, approve the quarterly reports to the shareholders, including the unaudited interim quarterly statements and the quarterly MD&A;
- determine the content and frequency of management reports;
- review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work;
- ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls; and
- with the assistance of the Audit Committee and Loans Committee, approve loan write-offs.

This mandate was last approved on June 4, 2009.

MERRILL
CORPORATION CANADA
Printed in Canada
10-1275-0



FORM OF PROXY

ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS
THURSDAY, MARCH 4, 2010

Notes:

- If a shareholder wishes to be represented at the Meeting by proxy, the proxy must be dated and executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized.
- All shareholders should refer to the accompanying Management Proxy Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.
- If not dated in the space provided herein, this proxy will be deemed to be dated January 28, 2010.
- Each shareholder who is unable to attend the Meeting is respectfully requested to date and sign this proxy and return it in the enclosed envelope or send it by fax as indicated in the Voting Instructions below.

Canadian Western Bank offers two ways to cast your vote: by mail or by fax. Please choose whichever method is easiest for you.

Voting Instructions

VOTE BY MAIL: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. (MST) ON MARCH 2, 2010

1. Complete the front of this form.
2. Sign, date and return in the enclosed postage paid envelope,

VOTE BY FAX: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. (MST) ON MARCH 2, 2010

1. Complete the front of this form.
2. Sign, date and fax to (403) 233-2857.


CANADIAN WESTERN BANK

FORM OF PROXY
ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS
THURSDAY, MARCH 4, 2010

This proxy is solicited on behalf of the management of Canadian Western Bank (the "Bank") in connection with the Annual and Special Meeting of Shareholders of the Bank to be held on Thursday, March 4, 2010 and any adjournments thereof (the "Meeting").

The undersigned shareholder of the Bank appoints Jack C. Donald, Chairman of the Board, or failing him, Laurence (Larry) M. Pollock, President and Chief Executive Officer, or, instead of either of the foregoing, ________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the Meeting with the same powers the undersigned would have if the undersigned was present at the Meeting with power of substitution, and without limiting the generality of the foregoing, the nominee is directed to vote or refrain from voting as specified below:

		For	Withhold
1.	Appointment of KPMG LLP as auditors	☐	☐

2. Election of Directors

Nominee	For	Withhold	Nominee	For	Withhold
Albrecht W.A. Bellstedt, Q.C.	☐	☐	Robert L. Phillips, Q.C.	☐	☐
Allan W. Jackson	☐	☐	Laurence (Larry) M. Pollock	☐	☐
Wendy A. Leaney	☐	☐	Raymond J. Protti	☐	☐
Robert A. Manning	☐	☐	Alan M. Rowe	☐	☐
Gerald A.B. McGavin	☐	☐	Arnold J. Shell	☐	☐
Howard E. Pechet	☐	☐			

		For	Against
3.	Amendment to the Bank's By law 2 to increase the aggregate limit that may be paid to directors as remuneration as set out in the Management Proxy Circular.	☐	☐

Proxy Information

This proxy is deemed to confer discretionary authority on the proxyholder to vote as he sees fit in the event the shareholder granting this proxy fails to specify the manner in which his shares are to be voted.

THE PROXYHOLDERS NAMED ON THIS FORM OF PROXY WILL, UNLESS INSRUCTED OTHERWISE BY THE SHAREHOLDER GRANTING THIS PROXY, VOTE THIS PROXY IN FAVOUR OF THE APPOINTMENT OF AUDITORS, IN FAVOUR OF THE ELECTION OF THE DIRECTORS NAMED IN THE MANAGEMENT PROXY CIRCULAR, AND IN FAVOUR OF THE AMENDMENT TO BY-LAW 2.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY, WHO NEED NOT BE A SHAREHOLDER OF THE BANK, AS HIS NOMINEE TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING. This right may be exercised by inserting in the space provided above the name of the other person and striking out the names of the nominees designated in this proxy or by completing another appropriate form of proxy.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for at the Meeting, and if the shareholder specifies a choice in accordance with the means provided for in this proxy, the shares will be voted accordingly.

Dated this ____________ day of ________________, 2010.

____
Signature of shareholder or attorney duly authorized in writing

____
Name of shareholder (please PRINT clearly)



CANADIAN
WESTERN BANK

CANADIAN WESTERN BANK

ANNUAL INFORMATION FORM

DECEMBER 9, 2009

TABLE OF CONTENTS

(All information is as of October 31, 2009 unless otherwise indicated.)

FORWARD-LOOKING STATEMENTS

From time to time, Canadian Western Bank (CWB or the Bank) makes written and verbal forward-looking statements. Statements of this type are included in this Annual Information Form, including documents incorporated by reference, and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada, including the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward-looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2010 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting minimum performance targets for fiscal 2010, management's expectations assume the following:

- moderate economic growth in Canada aided by positive relative performance in the four western provinces;
- stable or slightly higher energy and commodity prices;
- sound credit quality with actual losses remaining within the Bank's range of acceptable levels;
- modest inflationary pressures; and
- an improved net interest margin resulting from lower deposit costs, a stable prime lending interest rate, favourable yields on both new lending facilities and renewal accounts and relatively stable investment returns reflecting high quality assets held in the securities portfolio, partially offset by a reduction in the level of gains on sale of securities compared to fiscal 2009.

CORPORATE STRUCTURE

Name, Address and Incorporation

CWB is a Schedule I chartered bank under the *Bank Act* (Canada) (the Bank Act) and was formed effective November 1, 1987 through the amalgamation of Bank of Alberta (incorporated on March 22, 1984) and Western & Pacific Bank of Canada (incorporated on March 25, 1982). CWB has also amalgamated with two other financial institutions since 1987: North West Trust Company (effective December 31, 1994) and B.C. Bancorp (effective November 1, 1996). The Bank Act is the charter of CWB and governs its operations.

CWB's head office is located at Suite 3000, Canadian Western Bank Place, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6.

Intercorporate Relationships

The table below shows the subsidiaries of CWB as at October 31, 2009 as well as the percentage of each class of votes attaching to all voting securities of the subsidiary beneficially owned and each subsidiary's province or country of incorporation.

Subsidiary	Percentage of Issued and Outstanding Shares Owned	Jurisdiction of Incorporation
Adroit Investment Management Ltd.[1]	72.5%	Alberta
Canadian Direct Insurance Incorporated	100%	Canada
Canadian Western Bank Capital Trust	100%	Alberta
Canadian Western Bank Leasing Inc.	100%	Alberta
Canadian Western Financial Ltd.	100%	British Columbia
Canadian Western Trust Company	100%	Canada
Valiant Trust Company	100%	Canada

(1) Adroit Group Ltd., an Alberta incorporated company, is a wholly owned subsidiary of Adroit Investment Management Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

As at October 31, 2009, CWB was the seventh largest publicly-traded Canadian Schedule I chartered bank in terms of market capitalization. It operates only in Canada, primarily in the four western provinces. From 2006 to 2009, CWB's total assets have grown by $4.378 billion to $11.636 billion as at October 31, 2009. Since 2006, an internal loan growth rate averaging 17% has been achieved. CWB and its wholly owned subsidiaries Canadian Western Trust Company (CWT), Valiant Trust Company (Valiant), Canadian Western Financial Ltd. (CWF) and Canadian Western Bank Leasing Inc. (CWB Leasing) offer a comprehensive range of personal and commercial banking and trust services. CWB also offers property and casualty insurance through Canadian Direct Insurance Incorporated (CDI). Adroit Investment Management Ltd., together with its wholly owned subsidiary Adroit Group Ltd. (collectively Adroit), provides investment management services to individuals, corporations and institutional clients.

On December 9, 2009, CWB entered into an agreement with the majority shareholder and the executive management of National Leasing Group Inc. (National Leasing) to acquire 100% of the common shares of National Leasing in exchange for cash and common shares of CWB. Current shareholders may retain a participating interest in National Leasing for up to 25% of the agreed upon enterprise value. The acquisition is subject to receipt of regulatory approvals, third party consents and the execution of a share purchase agreement by all minority shareholders of National Leasing.

This transaction reflects an enterprise value for National Leasing of $130 million and represents a multiple of approximately 9.8 times National Leasing's fiscal 2009 operating net income, or an 84% premium of book value. The acquisition will be funded with a minimum of $48.75 million cash and a maximum of $48.75 million of CWB common shares (based on a price of approximately $22.42 per CWB common share), together with the participating retained interest in National Leasing. The specific percentage of the participating retained interest will be finalized at closing and will be represented by the vendors holding preferred shares of National Leasing. The National Leasing preferred shares will only have a terminal value and will not receive dividends. The terminal value of the National Leasing preferred shares, which are callable by CWB no earlier than November 1, 2012, will be determined based on National Leasing's future financial performance. Holders of National Leasing preferred shares will maintain the right to put the participating retained interest back to CWB. The transaction is expected to close on or about February 1, 2010, subject to regulatory approvals and other conditions of closing, including the approval of the Toronto Stock Exchange (TSX).

In the first quarter of fiscal 2009, CWB commenced operating its equipment leasing activities through CWB Leasing. On December 1, 2008, CWB expanded into the investment management business through the acquisition, effective November 1, 2008, of a 72.5% ownership interest in Adroit. The acquisition of Adroit supports a key strategic objective of the Bank to enhance its revenue diversification and earnings growth. Adroit's executive management retains a minority ownership in the company. In the fourth quarter of fiscal 2009, Valiant received the approval of the Superintendent of Financial Institutions to become a deposit taking institution and became a member of the Canada Deposit Insurance Corporation. It is expected that Valiant will commence accepting deposits in fiscal 2010.

In the fourth quarter of fiscal 2008, CWB launched an internet-based division of the Bank under the brand *Canadian Direct Financial*™. This division offers a high-interest savings account, a chequing account and term deposits directly to customers who are not served by the Bank's branch network.

DESCRIPTION OF THE BUSINESS

General

CWB is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. A comprehensive range of personal and commercial banking, trust services, and wealth management services is provided by the Bank and its subsidiaries. CDI offers personal home and automobile insurance to customers in British Columbia and Alberta. The Bank has 37 branches located in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba. In total, CWB and its subsidiaries employed 1,451 employees at October 31, 2009.

Banking and Trust

Summary

The CWB branch network consists of 16 branches in Alberta, 16 branches in British Columbia, four branches in Saskatchewan and one in Manitoba. There are also two banking operations, one located within the Edmonton Head Office and one within the Vancouver Regional Office, which only process deposits gathered through a network of agents operating throughout Canada. CWT does not operate retail branches. CWT and Valiant maintain offices in Calgary, Edmonton, Vancouver and Toronto. Valiant also has an arrangement for co-transfer agency services in New York. Adroit serves its customers from its Edmonton office.

Commercial lending services are divided into four major categories: general commercial, real estate (which includes construction and development loans), equipment financing (which includes equipment leasing) and energy. A portfolio of loans identified internally as corporate loans has also been developed through selective participation in syndications, the majority of which have been structured and led by the major Canadian banks.

Credit risk is managed through lending policies and procedures, the establishment of lending limits and a defined approval process. Risk diversification is addressed by establishing portfolio limits by geographic area, industry sector and product. It is CWB's policy to limit single and associated corporate borrowers' loan authorizations to not more than 10% of the Bank's shareholders' equity. This limit is presently set at $50 million ($60 million if the amount in excess of $50 million is cash secured or Canada Mortgage and Housing Corporation insured). Customers with larger borrowing requirements are accommodated through loan syndications with other financial institutions.

Competitively priced consumer loans and mortgages are offered to customers through bank branch locations. Optimum Mortgage, a division of CWT, offers alternative residential mortgages primarily through third party mortgage brokers.

CWB offers a variety of banking services and competitively priced deposit products. Customers have access to their accounts through CWB's membership in the Interac®, Cirrus® and Exchange® automated banking machine networks, the Interac® Direct Payment system, and CWB Direct® and CWBdirect Advanced Internet Banking®, both internet personal computer banking systems. Retail customers can also view their statements and cheque images over the internet. CWB offers personal and business credit cards through an agreement with MBNA Canada Bank. Third party mutual funds are offered to customers through the Bank's mutual fund dealer subsidiary, CWF. CWT deposit products are also offered through the Bank's branch network.

The Bank introduced an internet-based division of the Bank named *Canadian Direct Financial*™ in the fourth quarter of fiscal 2008. The Bank remains optimistic about the potential for this channel to provide a valued source of deposits.

Trust services are offered through CWT and Valiant. CWT's personal trust services include self-directed registered accounts, non-registered investment accounts, individual pension plans and investment loan services. CWT's corporate and group trust services include registered pension plan custody, executive compensation plan services and employee-based savings plan services. Valiant provides various services to public companies and income trusts, including stock transfer and registrar services, debenture trustee services, depository and escrow services and employee plan services.

Adroit offers wealth management services to individuals, corporations and institutional clients via personal management of client investment accounts. Clients may also gain the benefit of non-personalized investment management services by investing in two mutual funds managed by Adroit.

The banking and trust segment accounted for 93% of consolidated revenues in 2009 and 2008. In this segment, all revenues for each of the two most recently completed fiscal years were derived from sales to external customers outside of CWB and its subsidiaries.

Competitive Conditions

Competition mainly comes from chartered banks, credit unions, trust companies, insurance companies, asset-lenders, pension funds, investment management firms, and other regionally based financial institutions. CWB's bank and trust businesses operate in very competitive markets, particularly with respect to the pricing, nature and extent of products and services offered. The key competitive differences are a commitment to highly personalized service and local decision-making.

Intangible Assets

There are numerous trademarks and trade names associated with the banking and trust segment that have been registered, or which are in the process of registration.

Environmental Protection

CWB is exposed to some financial risk as a result of environmental laws. To manage this potential exposure, environmental risk is factored into credit evaluation procedures and property acquisitions to ensure CWB's interests are reasonably protected. To date, these environmental risks have not had any material effect on the operations of the banking and trust segment.

Employees

At October 31, 2009, CWB's banking and trust operations employed 1,179 employees.

Insurance

Summary

The head office of the Bank's insurance subsidiary, CDI, is located in Vancouver. CDI uses sophisticated underwriting selection criteria to offer competitively priced personal home and automobile insurance to customers in British Columbia and Alberta. Products are offered to customers through two call centres, one in British Columbia and one in Alberta, and over the internet. CDI also offers optional automobile insurance in British Columbia through a broker channel. All claims are administered using imaging technology and effective workflow management to maintain a "paperless" environment, which contributes to CDI's operating efficiency.

The insurance segment accounted for 7% of consolidated revenues in 2009 and 2008.

Competitive Conditions

The insurance industry is both highly competitive and highly regulated. The British Columbia automobile insurance market is heavily influenced by the Insurance Corporation of British Columbia (ICBC), a Crown corporation of the Province of British Columbia. ICBC is the only permitted insurer for the mandatory basic auto liability coverage and competes with private insurance companies for the provision of additional optional coverage. Based on 2008 data from *Canadian Underwriter*'s 2009 Statistical Issue, CDI has approximately 22% of the available optional private automobile insurance market in British Columbia, which itself comprises some 10% of the total optional automobile insurance market, the other 90% being held by ICBC. In 2008 and 2009, ICBC decreased rates on its optional coverage. As a result, call volumes and sales for CDI's optional auto product continued to be suppressed even though the pricing for this product remained competitive. The markets for CDI's other insurance products are fully competitive with a large number of property and casualty insurance companies selling products and services primarily through broker-based distribution channels.

In 2009, the Alberta Court of Appeal unanimously overturned the 2008 Court of Queen's Bench decision to suspend the cap on minor injuries sustained in automobile accidents, thereby reinstating the cap. A leave to appeal has been filed but the Supreme Court of Canada has not decided whether it will hear the case. Regardless of the outcome, CDI believes it has adequately provided for the cost of settling these claims and is monitoring the situation to assess the potential impact on the operation. The Alberta Insurance Rate Board announced a mandatory rate rollback for basic coverage on private passenger vehicles of 5%, effective November 1, 2009. CDI has implemented the decrease of 5% for all new and renewal business effective on or after November 1, 2009. CDI's earnings and claims loss ratio for 2008 and 2009 were impacted by CDI's share of the Alberta auto insurance Risk Sharing Pools (the Pools). In 2009, unpaid claim reserves in the Pools were increased to reflect revised estimated loss assumptions derived by the Pools' consulting actuary. In 2008, unpaid claim reserves were increased to include an explicit provision relating to minor injuries suffered in automobile accidents as a result of the Alberta Court of Queen's Bench decision. Results from the Pools continue to be unpredictable and will add volatility to CDI's earnings in the future.

British Columbia and Alberta consumers continue to take advantage of CDI's technological advances and online discounts and are choosing to purchase auto insurance over the internet. Additional development is underway to further expand and improve upon this channel's capability.

Intangible Assets

CDI's business is generated primarily through inbound calls in response to television, radio, internet and paper advertising. Awareness of the Canadian Direct Insurance brand is very important in attracting and retaining business. Through significant investment in marketing, there is a high level of brand awareness in British Columbia and growing brand awareness in Alberta, particularly through association with the Bank's brand.

Employees

At October 31, 2009, insurance operations had 272 employees in British Columbia and Alberta.

Insurance Cycles

The property and casualty insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets, characterized generally by increased competition resulting in lower premium rates and underwriting standards, followed by "hard" markets, characterized by lessening competition, stricter underwriting standards and increasing premium rates. The operating results are also subject to seasonal weather conditions and the impact of natural catastrophes.

SUPERVISION AND REGULATION

The Bank, along with CWT, Valiant and CDI, are federally regulated financial institutions. The Bank is governed by the Bank Act, CWT and Valiant are governed by the *Trust and Loan Companies Act* (Canada) and CDI is governed by the *Insurance Companies Act* (Canada). The Office of the Superintendent of Financial Institutions (OSFI) is responsible to the Minister of Finance (the Minister) for the supervision of federally regulated financial institutions. OSFI is required to examine the affairs and business of each institution for the purpose of determining whether statutory requirements are duly observed and the institution is in sound financial condition. OSFI performs an annual examination and submits its report to the Minister thereafter.

In addition to their governing legislation, the Bank, CWT, Valiant and CDI are subject to regulation under the *Financial Consumer Agency of Canada Act*. The Financial Consumer Agency of Canada enforces consumer-related provisions of the federal statutes that govern financial institutions. The activities of the Bank's trust and insurance subsidiaries are also regulated under provincial laws when they conduct activities in those provinces. CWF and Adroit are regulated by the provincial securities commissions in the provinces in which they operate. CWF is also regulated by the Mutual Fund Dealers Association of Canada (the MFDA) the self-regulatory organization for mutual fund dealers. Valiant is a registered transfer agent with the Securities and Exchange Commission in the United States.

The Bank, CWT and Valiant are member institutions of the Canada Deposit Insurance Corporation, which insures certain deposits held at the member institutions. CDI is a member of the Property and Casualty Insurance Compensation Corporation, which is the corporation protecting Canadian property and casualty policyholders against loss of benefits due to the financial failure of a member company, and CWF is a member of the MFDA Investor Protection Corporation, which provides certain protections to MFDA member customers in the event the MFDA member becomes insolvent.

RISK FACTORS

The risks faced by the Bank are described on pages 59 to 65 of the Annual Report, and those pages are incorporated herein by reference.

DIVIDENDS

During the year ended October 31, 2009, CWB declared dividends totalling $0.44 per common share as compared to $0.42 per common share during fiscal 2008 and $0.34 per common share during fiscal 2007 (after adjustment for the stock dividend paid on January 18, 2007; see below).

During the year ended October 31, 2009, CWB declared dividends totalling $1.20 per Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (the Series 3 Preferred Shares). Series 3 Preferred Shares were issued March 2, 2009, and the annualized dividend payable is $1.8125 per Series 3 Preferred Share.

The Board of Directors has declared a cash dividend of $0.11 per common share payable on January 8, 2010 to holders of record on December 24, 2009. Additionally, the Board of Directors has declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on January 31, 2010 to holders of record on January 21, 2010. CWB paid a stock dividend of one additional common share for each common share outstanding, payable on January 18, 2007, to shareholders of record on January 11, 2007, effectively achieving a two-for-one split of its common shares.

Dividends are payable on the common shares and Series 3 Preferred Shares of CWB if, as and when declared by the Board of Directors. The Board of Directors is not required to declare or pay dividends on the common shares of CWB. Series 3 Preferred Shares are entitled to preference over the common shares with respect to the payment of dividends.

CWB is prohibited from paying or declaring a dividend if there are reasonable grounds for believing that CWB is, or that payment would cause CWB to be, in contravention of any regulation made under the Bank Act with respect to the maintenance of adequate capital and adequate and appropriate forms of liquidity or with any direction given with respect to such matters by OSFI.

In conjunction with the issuance of Trust Capital Securities – Series 1 (CWB WesTS – Series 1) in August 2006 by Canadian Western Bank Capital Trust (CWB Trust), the Bank contractually agreed that if CWB Trust fails to pay in full the semi-annual distributions on its CWB WesTS – Series 1, the Bank will not declare dividends on the Bank's outstanding preferred shares and common shares for a period of approximately 12 months.

DESCRIPTION OF CAPITAL STRUCTURE

General Description

The authorized share capital of CWB consists of an unlimited number of common shares, 25,000,000 First Preferred Shares and 33,964,321 Class A Shares, all without nominal or par value.

Share Capital

The common shares are entitled to one vote per share at all meetings of holders of common shares. The common shares are entitled to dividends if, as and when declared by the Board of Directors and to the distribution of assets of CWB in the event of the liquidation, dissolution or winding-up of CWB. As of October 31, 2009, there were 63,903,460 common shares outstanding.

The First Preferred Shares are issuable in series. The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of CWB. CWB's Board of Directors is empowered to fix the number of shares and the rights to be attached to the First Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the foregoing and applicable law, the holders of the First Preferred Shares are not entitled to receive notice of, attend or vote at meetings of the shareholders of CWB.

As part of the issuance of CWB WesTS – Series 1, the Board of Directors authorized the issuance of 4,200,000 First Preferred Shares Series 1, which pay semi-annual, non-cumulative cash dividends with an annual yield of 4.00% and are redeemable at the sole option of the Bank, with OSFI approval, on or after December 11, 2011 and 4,200,000 First Preferred Shares Series 2, which pay semi-annual, non-cumulative cash dividends with an annual yield of 5.25% and are redeemable at the sole option of the Bank, with OSFI approval, on or after December 11, 2011.

In March 2009, CWB issued First Preferred Shares designated as Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (the Series 3 Preferred Shares). Holders of the Series 3 Preferred Shares are entitled to receive non-cumulative quarterly fixed dividends for the five-year period ending April 30, 2014 of 7.25% per annum, payable quarterly, as and when declared by the Board of Directors. The dividend rate on Series 3 Preferred Shares will reset May 1, 2014 and every five years thereafter at a level of 500 basis points over the then current five-year Government of Canada bond yield. The Series 3 Preferred Shares are not redeemable prior to April 30, 2014. Subject to the provisions of the Bank Act, the prior consent of OSFI, and the provisions described in the prospectus for the public offering, on April 30, 2014 and on April 30 every five years thereafter, CWB may redeem all or any part of the then outstanding Series 3 Preferred Shares for $25.00 per Series 3 Preferred Share together with all declared and unpaid dividends to the date fixed for redemption. As of October 31, 2009, there were 8,390,000 Series 3 Preferred Shares outstanding.

On April 30, 2014 and every five years thereafter, holders of Series 3 Preferred Shares will, subject to certain conditions, have the option to convert their Series 3 Preferred Shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (the Series 4 Preferred Shares). Holders of Series 4 Preferred Shares will be entitled to non-cumulative floating quarterly dividends equal to the 90-day Canadian treasury bill rate plus 500 basis points, as and when declared by the Board of Directors. Subject to the provisions of the Bank Act, the prior consent of OSFI, and the provisions described in the prospectus for the public offering, CWB may redeem, with notice, all or any part of the then outstanding Series 4 Preferred Shares at (i) a price of $25.00 per Series 4 Preferred Share together with all declared and unpaid dividends to the date fixed for redemption on April 30, 2019 and every five years thereafter; or (ii) a price of $25.50 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date on or after April 30, 2014. Subject to certain conditions, holders of Series 4 Preferred Shares may also have the option to convert their Series 4 Preferred Shares into Series 3 Preferred Shares on April 30, 2019 and every five years thereafter. There are currently no Series 4 Preferred Shares outstanding.

The Class A Shares were created and issued in connection with CWB's amalgamation with B.C. Bancorp in 1996. Pursuant to the conditions applicable to the Class A Shares, all of the issued and outstanding Class A Shares were automatically converted into common shares 20 business days after the effective date of the amalgamation of B.C. Bancorp. There are currently no Class A Shares issued or outstanding.

Warrants

On March 2, 2009, CWB and Valiant entered into a warrant indenture under which 14,964,980 common share purchase warrants (the Warrants) have been issued. Each whole Warrant entitles its holder to purchase one CWB common share at a price of $14.00. Warrants can be exercised until the close of business on March 3, 2014. After this date, Warrants will expire and become null and void. As of October 31, 2009, there were 14,964,356 Warrants outstanding.

Subordinated Debentures

As of October 31, 2009, CWB had $375 million of conventional subordinated debentures outstanding. The material details of outstanding, subordinated debentures may be found in Note 17 to the audited consolidated financial statements, which are incorporated herein by reference, and which are available on www.sedar.com, and in the 2009 Annual Report, which is available on the Bank's website www.cwbankgroup.com. On November 20, 2009, CWB redeemed $60 million of subordinated debentures.

Trust Capital Securities

On August 31, 2006 CWB Trust privately placed 105,000 CWB WesTS – Series 1 with institutional investors for gross proceeds of $105 million. The gross proceeds were used to acquire a $105 million deposit note from the Bank. Both the CWB WesTS – Series 1 and the deposit note bear interest at 6.199% until December 31, 2016 and thereafter at the Canadian Dollar Offered Rate 180-day Bankers' Acceptance rate plus 2.55%. The material details of the CWB WesTS – Series 1 may be found in Note 14 to the audited consolidated financial statements, which are incorporated herein by reference, and which are available on www.sedar.com, and in the 2009 Annual Report, which is available on the Bank's website www.cwbankgroup.com. The CWB WesTS – Series 1 are not consolidated in the Bank's annual consolidated financial statements but are permitted by OSFI to be included in the Bank's regulatory capital.

Constraints

Any person wishing to obtain, or increase, a significant interest in a bank must make an application to the Minister of Finance. Ownership, directly or indirectly, of more than 10% of any class of shares of a bank constitutes a significant interest. A bank with equity of $8 billion or more (a Large Bank) may not have a shareholder which owns, directly or indirectly, more than 20% of its outstanding voting shares of any class or more than 30% of its outstanding non-voting shares of any class. Although CWB does not meet this equity threshold, CWB was grandfathered and deemed to be a Large Bank under this section of the Bank Act. The Minister has the power to change CWB's status if it is demonstrated that the change in status is in the public interest and it will foster opportunities for the Bank to grow and better serve its customers. If the Minister were to change the status of CWB, the Minister could approve the acquisition of all of the Bank's common shares by a single entity.

The Bank monitors the above constraints on shareholdings through various means, including completion of Declaration of Ownership Forms for shareholder certificate transfer requests. To the best of its knowledge, as of October 31, 2009, certain subsidiaries of Fairfax Financial Holdings Ltd. held a significant interest in the Bank as a result of their holdings of Series 3 Preferred Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Bank's common shares, Series 3 Preferred Shares and Warrants are traded on the TSX under the symbols CWB, CWB.PR, and CWB.WT, respectively. The following table shows the price ranges and volumes traded for these securities for each month of the most recent fiscal year (November 2008 through October 2009).

Period	Common Shares		Series 3 Preferred Shares[(1)]		Warrants[(1)]	
	Price Range	Volume	Price Range	Volume	Price Range	Volume
November 2008	$12.19 - $20.15	4,859,762	-	-	-	-
December 2008	$10.50 - $16.35	5,060,746	-	-	-	-
January 2009	$11.03 - $13.89	5,020,289	-	-	-	-
February 2009	$9.30 - $12.10	4,345,964	-	-	-	-
March 2009	$7.52 - $11.03	10,316,978	$21.50 - $25.00	466,106	$1.50 - $2.77	1,424,843
April 2009	$10.28 - $14.00	5,554,750	$24.03 - $25.50	207,323	$2.40 - $4.50	885,887
May 2009	$12.94 - $15.20	4,310,346	$25.37 - $26.20	257,234	$3.60 - $4.88	566,994
June 2009	$14.12 - $18.13	7,445,414	$25.60 - $26.50	600,099	$4.25 - $6.59	752,836
July 2009	$14.60 - $18.30	4,940,970	$26.25 - $27.99	328,972	$4.65 - $6.30	572,740
August 2009	$17.32 - $19.00	3,416,492	$27.10 - $27.95	96,123	$5.75 - $6.70	345,734
September 2009	$17.60 - $20.46	3,777,764	$26.65 - $27.40	179,618	$5.65 - $7.35	428,328
October 2009	$18.70 - $23.00	6,562,460	$26.35 - $27.00	193,861	$6.50 - $9.08	1,002,151

(1) The Series 3 Preferred Shares and Warrants commenced trading on March 2, 2009.

DIRECTORS AND OFFICERS

Director and Officer Information

The following table lists the name, municipality of residence and principal occupation of each director of CWB, the period that each director has served as a director, the committees on which the director served during the last fiscal year as well as the number of common shares of CWB, and the percentage of outstanding common shares, beneficially owned, directly or indirectly, or controlled or directed by each director. Each director of CWB is also a director of CWT and Valiant. Directors are elected annually and hold office until the next annual meeting of shareholders.

Name and Municipality of Residence	Principal Occupation	Director Since	Board Committee Membership	Common Shares Beneficially Owned, Controlled or Directed[1]
ALBRECHT W.A. BELLSTEDT, Q.C. Canmore, Alberta, Canada	President, A.W.A. Bellstedt Professional Corporation (consulting services firm)	March 9, 1995	Conduct Review (Chair) CG&HR[2] Loans	13,200 0.02%
JACK C. DONALD[3] Red Deer, Alberta, Canada	President and Chief Executive Officer, Parkland Properties Ltd. (commercial property investment company)	March 22, 1984	Chairman of the Board CG&HR (Chair) Loans	135,688 0.21%
ALLAN W. JACKSON Calgary, Alberta, Canada	President and Chief Executive Officer, ARCI Ltd. (real estate development company)	March 22, 1984	Conduct Review CG&HR Loans (Chair)	114,000 0.18%
WENDY A. LEANEY Toronto, Ontario, Canada	President, Wyoming Associates Ltd. (general investment holding company)	March 8, 2001	Audit Loans	16,000 0.03%
ROBERT A. MANNING[3] Edmonton, Alberta, Canada	President, Cathton Investments Ltd. (general investment holding company)	January 31, 1986	Audit (Chair) CG&HR	1,796,770[4] 2.81%
GERALD A.B. McGAVIN, C.M., O.B.C., FCA[3] Vancouver, British Columbia, Canada	President, McGavin Properties Ltd. (general investment holding company)	January 27, 1989	Audit Loans	60,000 0.09%
HOWARD E. PECHET Rancho Mirage, California, U.S.A.	President, Mayfield Consulting Inc. (general investment holding company)	March 22, 1984	CG&HR Loans	330,880 0.52%
ROBERT L. PHILLIPS, Q.C.[3] Vancouver, British Columbia, Canada	President, R.L. Phillips Investments Inc. (private investment firm)	March 8, 2001	Audit CG&HR Loans	17,000 0.03%
LAURENCE (LARRY) M. POLLOCK[3] Edmonton, Alberta, Canada	President and Chief Executive Officer of the Bank	January 26, 1990	Loans	406,130 0.64%
RAYMOND J. PROTTI, ICD.D[3] Victoria, British Columbia, Canada	Consultant on national security and financial services	March 5, 2009	CG&HR Loans	6,000 0.01%
ALAN M. ROWE, CA Toronto, Ontario, Canada	Partner, Crown Realty Partners and Crown Capital Partners Inc. (investment management companies)	July 1, 1996	Audit Loans	22,000 0.03%
ARNOLD J. SHELL[3] Calgary, Alberta, Canada	President, Arnold J. Shell Consulting Inc. (an insurance, retirement and estate planning consulting firm)	December 9, 1997	CG&HR Conduct Review	16,000 0.03%

(1) The information as to the number of shares owned or over which control or direction is exercised, and the percentage of outstanding shares, is as at October 31, 2009 and has been provided by the respective directors.

(2) CG&HR refers to the Corporate Governance and Human Resources Committee.

(3) Each of these directors is a director of CDI. The other two directors of CDI are Mr. Brian Young, the President and Chief Executive Officer of CDI, and Mr. Karl Ewoniak, independent director.

(4) Of the amounts for Mr. Manning, 1,742,122 shares are owned by Cathton Investments Ltd. (Cathton). Mr. Manning exercises direction over these shares as a director and President of Cathton.

Each of the individuals listed in the previous table have held their respective positions and offices with the same, predecessor or associated firms or organizations for the past five years except:

- Mr. Bellstedt, who prior to February 2007 was Executive Vice President, Law and Corporate, TransCanada Corporation (a North American energy services company);
- Mr. Protti, who prior to April 2007 was President and Chief Executive Officer, Canadian Bankers Association (a trade association representing the banking industry); and
- Mr. Rowe, who prior to July 2007 was Senior Vice President, Chief Financial Officer and Corporate Secretary, Crown Life Insurance Company (a life insurance company).

The following table lists the name, municipality of residence and principal occupation of each senior officer of CWB and CWT as at October 31, 2009.

Name and Municipality of Residence	Principal Occupation and Position with CWB	Employed Since
WILLIAM J. ADDINGTON, FCMA Edmonton, Alberta, Canada	Executive Vice President	1986
ADRIAN M. BAKER Burnaby, British Columbia, Canada	Vice President and Chief Operating Officer, Trust Services, Canadian Western Trust Company and President, Valiant Trust Company	1999
TRACEY C. BALL, FCA Edmonton, Alberta, Canada	Executive Vice President and Chief Financial Officer	1987
JAMES O. BURKE Calgary, Alberta, Canada	Vice President, Equipment Financing Group	1991
LARS K. CHRISTENSEN, CMA Edmonton, Alberta, Canada	Vice President and Chief Internal Auditor	1994
DENNIS M. CROUGH St. Albert, Alberta, Canada	Vice President, Credit Risk Management	1994
CHRISTOPHER H. FOWLER Edmonton, Alberta, Canada	Executive Vice President	1991
MARIO V. FURLAN Vancouver, British Columbia	Vice President, Real Estate Lending, B.C. Region	1990
RANDELL W. GARVEY, CFA, FCMA Edmonton, Alberta, Canada	Executive Vice President	2005
RICHARD R. GILPIN St. Albert, Alberta, Canada	Senior Vice President, Credit Risk Management	2001
RICKI L. GOLICK Edmonton, Alberta, Canada	Senior Vice President and Treasurer	1989
CAROLYN J. GRAHAM, CA Edmonton, Alberta, Canada	Vice President and Chief Accountant	2000
MICHAEL N. HALLIWELL Calgary, Alberta, Canada	Senior Vice President and Regional General Manager	1990
GAIL L. HARDING, Q.C. Calgary, Alberta, Canada	Senior Vice President, General Counsel and Corporate Secretary	2004
DARRELL R. JONES, CMA Edmonton, Alberta, Canada	Senior Vice President and Chief Information Officer	2008
UVE KNAAK Sherwood Park, Alberta, Canada	Senior Vice President, Human Resources	1989
PETER K. MORRISON Edmonton, Alberta, Canada	Vice President, Marketing and Product Development	2002
LAURENCE (LARRY) M. POLLOCK Edmonton, Alberta, Canada	President, Chief Executive Officer and Director	1990
GREGORY J. SPRUNG Coquitlam, British Columbia, Canada	Senior Vice President and Regional General Manager	2005
JOHN (JACK) C. WRIGHT Edmonton, Alberta, Canada	Senior Vice President and Regional General Manager	1990
BRIAN J. YOUNG Vancouver, British Columbia, Canada	Executive Vice President CWB, President and Chief Executive Officer, CDI	2004

All of the executive officers listed have held their respective positions with CWB for at least the last five years except for the following:

- Mr. Christensen held the position of Assistant Vice President, Real Estate Lending prior to being appointed Vice President and Chief Internal Auditor in November 2006.
- Mr. Crough held the position of Senior Assistant Vice President, Credit Risk Management prior to being appointed Vice President, Credit Risk Management in April 2008.
- Mr. Fowler held the position of Vice President, Credit Risk Management prior to his appointment as Senior Vice President, Credit Risk Management in February 2006. Mr. Fowler was appointed Executive Vice President in April 2008.
- Mr. Furlan held the position of Senior Assistant Vice President and Manager, Real Estate Lending prior to his appointment as Vice President, Real Estate Lending in January 2009.
- Mr. Garvey joined CWB as Senior Vice President, Corporate Support in November 2005 and was appointed Executive Vice President in June 2007. Prior to joining CWB, Mr. Garvey was Chief Financial Officer, Workers' Compensation Board of Alberta.
- Mr. Gilpin held the position of Assistant Vice President, Credit Risk Management prior to his appointment as Vice President, Credit Risk Management in February 2006. Mr. Gilpin was appointed Senior Vice President, Credit Risk Management in April 2008.
- Ms. Golick held the position of Vice President and Treasurer prior to being appointed Senior Vice President and Treasurer in April 2008.
- Ms. Graham held the position of Assistant Vice President, Finance until June 2005 when she was appointed Senior Assistant Vice President and Chief Accountant. In June 2006, Ms. Graham was appointed Vice President and Chief Accountant.
- Mr. Halliwell held the position of Vice President and Regional Manager, Prairies prior to being appointed Senior Vice President and Regional General Manager in April 2008.
- Ms. Harding held the position Vice President, General Counsel and Corporate Secretary until January 2009 when she was appointed Senior Vice President, General Counsel and Corporate Secretary.
- Mr. Jones joined CWB as Vice President and Chief Information Officer in August 2008 prior to which he held the position of Partner with KPMG LLP (KPMG). Mr. Jones was promoted to Senior Vice President and Chief Information Officer in September 2009.
- Mr. Knaak held the position of Vice President, Human Resources prior to being appointed Senior Vice President, Human Resources in April 2008.
- Mr. Morrison held the position of Assistant Vice President, Product Development prior to being appointed Vice President, Marketing and Product Development in January 2006.
- Mr. Sprung joined CWB in November 2005 as Vice President and Regional Manager, British Columbia and was appointed Senior Vice President and Regional General Manager in April 2008. Prior to joining CWB, Mr. Sprung was Vice President, Commercial Financial Services at HSBC Bank Canada.
- Mr. Wright held the position of Senior Vice President prior to being appointed Senior Vice President and Regional General Manager in April 2008.
- Mr. Young was President and Chief Executive Officer of CDI when he was also appointed Executive Vice President of CWB in July 2005.

As at October 31, 2009, CWB directors and executive officers, as a group, beneficially owned or exercised direction over 3,509,924 common shares, or approximately 5.49% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Bank has, within the 10 years prior to the date of this Annual Information Form, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation for more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation for more than 30 days, or (iii) within one year of the director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

- Mr. Rowe is a director of Big Sky Farms Inc. which, on November 10, 2009, obtained a court order authorizing the company to file a plan of compromise or arrangement in accordance with the *Companies' Creditors Arrangement Act* (Canada);
- Mr. Rowe served as a director of CrownAG International Inc. from November 25, 2004 to June 14, 2005 as a nominee of a secured lender which, together with two other secured lenders, appointed a receiver of the company on June 14, 2005;
- Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust, was subject to an Ontario Securities Commission cease trade order on December 2, 2003 that was issued in respect of all insiders of Atlas Cold Storage Income Trust as a result of the late filing of financial statements required to reflect certain restatements. The cease trade order was rescinded in January 2004; and
- Ms. Harding resigned as a director of AC Energy Inc., a TSX Venture Exchange company, on March 14, 2003. The company was placed in receivership by its secured lender on October 9, 2003 and a cease trade order was issued against the company on December 19, 2003 for failure to file its financial statements.

No director or executive officer has, within 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the directors and officers and CWB or its subsidiaries.

LEGAL PROCEEDINGS

In the ordinary course of business, the Bank and its subsidiaries are parties to legal proceedings. Although the outcome of such proceeding is difficult to predict, based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on its consolidated financial position or results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer or an associate thereof had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years that has materially affected or will materially affect CWB.

TRANSFER AGENTS AND REGISTRAR

Valiant acts as registrar and transfer agent for CWB's common shares, Series 3 Preferred Shares and Warrants at its principal office in Calgary and at its offices in Toronto and Vancouver.

INTERESTS OF EXPERTS

KPMG were auditors of the Bank for the year ended October 31, 2009 and prepared and executed the audit report accompanying the annual consolidated financial statements.

AUDIT COMMITTEE INFORMATION

Audit Committee's Mandate

CWB's Audit Committee Mandate sets out the Committee's purpose, organization, reporting, duties and responsibilities. A copy of the Mandate is attached hereto as Schedule A.

Composition of the Audit Committee

As of October 31, 2009, the Audit Committee was comprised of five directors, all of whom are independent directors: Robert A. Manning (Chair), Wendy A. Leaney, Gerald A.B. McGavin, Robert L. Phillips and Alan M. Rowe. Each member of the Audit Committee is financially literate and holds the same position with CWT and Valiant.

Relevant Education and Expertise

The following section lists the relevant education and experience for each Audit Committee member.

Robert A. Manning, B.Sc. (Hons), MBA (Chairman of the Audit Committee)
Robert Manning acquired significant experience and exposure to accounting and financial reporting issues as the current President and a director of privately held Cathton Investments Ltd. and several subsidiary and affiliated companies, and Executive Vice President and a director of North West Trust Company from 1979-1980. Mr. Manning completed his Masters of Business Administration at Cranfield School of Management and his Bachelor of Science (Hons) at the University of Manchester Institute of Science and Technology. Mr. Manning has been a director of the Bank for 24 years and is also a director of CDI.

Wendy A. Leaney, B.A. (Hons), FICB
Wendy Leaney acquired significant experience and exposure to accounting and financial reporting issues in various capacities during her 26-year career with TD Bank. She is the current President of Wyoming Associates Ltd., a private investment and consulting firm. Ms. Leaney's career has been focused on providing corporate finance, advisory and lending services to the communications and media sectors. She currently serves as a director of Corus Entertainment Inc. Ms. Leaney received her Bachelor of Arts (Hons) from the University of Toronto and has completed the Executive Management Programme at the University of Western Ontario. Ms. Leaney is a Fellow of the Institute of Canadian Bankers and has completed both the Canadian Securities Course and the Partners, Directors and Officers Course offered by the Canadian Securities Institute. Ms. Leaney has been a director of the Bank for nine years.

Gerald A.B. McGavin, B. Comm., MBA, C.M., O.B.C., FCA
Gerald McGavin acquired significant experience and exposure to accounting and financial reporting issues as the current President and a director for privately held McGavin Properties Ltd. and subsidiary and affiliated companies, as President and Chief Operating Officer of BC Hydro and Power Authority from 1986-1987 and as a director, President and Chief Executive Officer of Yorkshire Trust Company from 1972-1986. Mr. McGavin also served from 1999-2008 as a director of Industrial Alliance Pacific Life Assurance Company of Canada, which acquired Seaboard Life Insurance Company and Seaboard Trust Company, of which Mr. McGavin was a director

and the Chairman of the Audit Committee. Mr. McGavin earned his Bachelor of Commerce from the University of British Columbia and his Masters in Business Administration from the University of California at Berkeley. He has been a Chartered Accountant since 1963 and has served as a member of the Accounting Research and Advisory Board for the Canadian Institute of Chartered Accountants. Mr. McGavin has been a director of the Bank for 21 years and is also a director and the Audit Committee Chairman of CDI.

Robert L. Phillips, B.Sc. Chemical Engineering (Hons), LLB (Gold Medalist), Q.C.
Robert Phillips acquired significant experience and exposure to accounting and financial reporting issues as the current President of R.L. Phillips Investments Inc., a private investment firm, as President and Chief Executive Officer of the BCR Group of Companies from 2001-2004, as Executive Vice President of MacMillan Bloedel Limited from 1999-2000, as President and Chief Executive Officer of PTI Group Inc. from 1998-1999 and as President and Chief Executive Officer of Dreco Energy Services Ltd. from 1994-1998. Mr. Phillips is Chairman of Precision Drilling Corporation and MacDonald Dettwiler & Associates Ltd. and a director of Axia NetMedia Corporation, Capital Power Corporation, EPCOR Utilities Inc., TerraVest Income Fund and West Fraser Timber Co. Ltd. Mr. Phillips received his Bachelor of Laws (Gold Medalist) and Bachelor of Science, Chemical Engineering (Hons) degrees from the University of Alberta. He has been a director of the Bank for nine years and is also a director and Board Chairman of CDI.

Alan M. Rowe, B. Comm. (Hons, Gold Medalist), CA
Alan Rowe acquired significant experience and exposure to accounting and financial reporting issues in his current positions as Partner, Crown Realty Partners and Crown Capital Partners Inc., as well as previous positions with Crown Life Insurance Company, which included Senior Vice President, Chief Financial Officer and Corporate Secretary; Vice President Finance; and Vice President and Treasurer. Mr. Rowe is also a director and the Audit Committee Chairman of Big Sky Farms Inc., a large hog producer in Saskatchewan and the President of the Saskatchewan Government Growth Fund. Mr. Rowe received his Bachelor of Commerce (Hons, Gold Medalist) from Memorial University of Newfoundland, has been a Chartered Accountant since 1980 (Newfoundland Gold Medalist) and is a member of Financial Executives International. Mr. Rowe has been a director of the Bank for 13 years.

Pre-Approval Policies and Procedures Regarding External Auditors

As part of CWB's corporate governance structure, the Audit Committee annually reviews and approves the terms and scope of the external auditors' engagement. To further ensure the independence of the auditors is not compromised, CWB's policy requires that the Audit Committee also pre-approve all significant engagements of the auditors for non-audit services and monitor all other engagements.

Under the policy, the significant threshold for non-audit engagements is defined as any engagement for which the cost estimate exceeds 5% of the audit fee as outlined in the auditors' scope memorandum. Receiver/manager services provided by the auditors to borrowers of the Bank are not included in the definition of non-audit services under this policy but are reviewed by the Audit Committee on an annual basis.

All non-audit service engagements, regardless of the cost estimate, are required to be co-ordinated and approved by the Chief Financial Officer, or designate, to further ensure that adherence to this policy is monitored. All non-audit service engagements are reported to the Audit Committee on a quarterly basis.

External Audit Fees by Category

KPMG was appointed as the Bank's external auditor in December 2007. The following table lists the fees paid to KPMG, by category, during fiscal 2009 and 2008 and the fees paid to Deloitte & Touche LLP (D&T), by category, during fiscal 2008.

	Year Ended October 31, 2009 ($) KPMG LLP	Year Ended October 31, 2008 ($) KPMG LLP	Year Ended October 31, 2008 ($) Deloitte & Touche LLP
Audit fees[(1)]	502,767	402,523	457,278
Audit-related fees	242,553	97,634	124,415
Tax-related fees	62,249	24,345	97,667
All other fees	5,080	-	200,820
Total fees	812,649	524,502	880,180

(1) Audit fees in fiscal 2008 were higher due primarily to billing differences between the Bank's former auditors and current auditors. Amounts paid to D&T in fiscal 2008 relate to the 2007 audit, while fees paid to KPMG in 2008 were paid throughout the year and relate to the 2008 audit. In addition, KPMG are the auditors of CDI, and audit fees paid to KPMG related to CDI are included in the 2008 and 2009 totals.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Bank's annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Bank's interim financial statements.

Audit-Related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. In 2008, additional fees were incurred as a result of accounting services related to the filing of a base shelf prospectus and an issuance of subordinated debt thereunder. In 2009, additional fees were incurred as a result of accounting services related to a private placement and public offering of preferred units consisting of Series 3 Preferred Shares and Warrants.

Tax-Related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance, including the review of original and amended tax returns; preparation of senior management tax returns; tax planning and advisory services relating to common forms of taxation, including income tax, capital tax, goods and services tax, and property tax.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax-related fees described above. These services include corporate recovery services, where the auditor acts as the receiver or manager as part of the collection of outstanding loans.

ADDITIONAL INFORMATION

Additional information relating to CWB may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and securities authorized under equity compensation plans are contained in CWB's Management Proxy Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in CWB's audited consolidated financial statements and Management's Discussion and Analysis for the year ended October 31, 2009, which is available at www.sedar.com and in the 2009 Annual Report.

Copies of the information referred to in this section may be obtained by writing to the Corporate Secretary, Canadian Western Bank, Suite 3000, Canadian Western Bank Place, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via the Bank's website at www.cwbankgroup.com.

SCHEDULE A
MANDATE OF THE AUDIT COMMITTEE

Purpose of the Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities with respect to (a) the integrity of the financial statements and other financial information provided by the Bank to its shareholders, the public and others, (b) the qualifications and independence of the external auditors, (c) the performance of the Bank's internal and external auditors and (d) the adequacy of the Bank's internal controls.

Although the Audit Committee has the powers and responsibilities set forth in this Mandate, the role of the Audit Committee is oversight. It is not the duty of the Audit Committee to conduct audits or to determine that the Bank's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank's annual financial statements and reviewing the Bank's quarterly financial information. Management of the Bank is responsible for the preparation, presentation and integrity of the Bank's financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.

Organization of the Audit Committee

The Audit Committee shall be comprised of not less than three directors, one of whom shall serve as the Chair of the Committee, as determined by the Board. Each Committee member shall satisfy the independence, financial literacy and experience requirements of all applicable regulatory requirements (including Multilateral Instrument 52-110 *Audit Committees*), as such qualifications are interpreted by the Board in the exercise of its sound business judgment.

Meetings of the Audit Committee

In order for the Committee to transact business, two members of the Committee must be present and a majority of those present must be resident Canadians. The Audit Committee shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter. Any member of the Committee or the external auditors may call a meeting. At least quarterly, the Committee shall have separate private meetings with the external auditors, the chief internal auditor and management to discuss any matters that the Committee or these groups believe should be discussed. The Chair, or in his or her absence another member of the Audit Committee, will preside at each meeting of the Audit Committee.

Reporting to the Board

The Committee shall report verbally after each meeting to the Board with respect to its activities with such recommendations as are deemed desirable in the circumstances. Prior to approval by the directors, the Committee will also report to the Board on the annual statement and returns that must be approved by the directors under the Bank Act.

Outside Advisors

The Audit Committee shall have the authority to retain, at the Bank's expense, independent advisors and consultants to advise the Audit Committee as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Audit Committee may request any officer or employee of the Bank, or the Bank's internal or external auditors or legal counsel to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Duties and Responsibilities of the Audit Committee

The Audit Committee shall have the following specific duties and responsibilities:

- review the annual audited financial statements, Management's Discussion and Analysis ("MD&A"), the Annual Information Form and other annual public documents of the Bank containing financial information and report thereon to the directors before approval is given;

- review the quarterly reports to the shareholders, including the unaudited interim quarterly financial statements and the quarterly MD&A and report thereon to the directors before approval is given;

- review the Bank's earnings press releases before the Bank publicly discloses this information;

- discuss major issues regarding accounting principles and financial statement presentations, including significant changes in the Bank's selection or application of accounting principles, analyses prepared by management or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

- meet with the external auditors to discuss the annual and quarterly financial results and the returns referred to within this mandate and receive the auditors' reports thereon;

- recommend to the Board the appointment of the external auditors, who shall report directly to the Committee. Review the terms of the external auditors' engagement, their level of remuneration, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgments of management;

- resolve disagreements between management and the external auditors regarding financial reporting;

- review the independence of the external auditors;

- review and approve the policy for non-audit services to be completed by the external auditors, which includes an established definition of what constitutes non-audit services and a requirement for pre-approval for all but de minimus engagements. The Committee may delegate to one or more Committee members, the authority to grant approval of such services, provided the decisions of such members are reported to the full Committee at its next meeting;

- review and approve the Bank's hiring policies regarding employees and former employees of the present and former external auditors of the Bank;

- require the management of the Bank to implement and maintain appropriate internal control procedures. Review, evaluate and approve those procedures;

- meet with the chief internal auditor of the Bank and with management of the Bank, to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department;

- review correspondence received from regulators and external auditors together with management's responses thereto, concerning the effectiveness of internal controls and other matters that fall within the responsibility of the Committee;

- review such returns of the Bank as the Superintendent of Financial Institutions may specify;

- review such investments and transactions of the Bank, that could adversely affect the well being of the Bank as the external auditors or any officer of the Bank may bring to the attention of the Committee;

- review a quarterly report from the Loans Committee of the Board concerning the quality of the loan portfolio, the adequacy of the allowance for credit losses and accounts recommended for write-off;
- review the appointment of the Chief Financial Officer and the Chief Internal Auditor;
- review periodically the Code of Conduct for senior financial officers;
- review a quarterly report from the Bank's Disclosure Committee;
- review a quarterly report from the Canadian Direct Insurance Incorporated Audit and Conduct Review Committee;
- establish procedures for the receipt and handling of complaints received by the Bank regarding accounting, internal accounting controls, or auditing matters, and establish procedures for the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters;
- review and assess annually the adequacy of its mandate; and
- prepare any report from the Committee that may be required to be included in the Bank's management information circular or that the Board elects to include on a voluntary basis.

This mandate was last approved on June 4, 2009.